 Filed Pursuant to Rule 424(b)(4)
 Registration No. 333-257000
PROSPECTUS
2,835,000 Shares
NYXOAH SA
Ordinary Shares
$30.00 per share
Nyxoah SA is offering 2,835,000 shares. The initial public offering price is $30.00 per share, equivalent to an initial public offering price per share of €25.13, assuming an exchange rate of €1.00 = $1.194, the noon buying rate in The City of New York on June 25, 2021 set forth in the H.10 statistical release of the Federal Reserve Board on June 28, 2021.
This is our initial public offering of our ordinary shares in the United States. Our ordinary shares have been approved for listing on the Nasdaq Global Market under the symbol “NYXH.” Our ordinary shares are traded on Euronext Brussels under the symbol “NYXH.” On July 1, 2021, the last reported sale price of our ordinary shares on Euronext Brussels was €25.40 per ordinary share, equivalent to a sale price of  $30.33 per ordinary share, assuming an exchange rate of  €1.00 = $1.194, the noon buying rate in The City of New York on June 25, 2021 set forth in the H.10 statistical release of the Federal Reserve Board on June 28, 2021.
This investment involves risk. See “Risk Factors” beginning on page 12.
We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements in future reports after the completion of this offering. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”
	Per Share	Total
Initial public offering price	$30.00	$85,050,000
Underwriting discount and commission(1)	$1.80	$5,103,000
Proceeds, before expenses, to Nyxoah SA	$28.20	$79,947,000

(1)
See “Underwriting” beginning on page 179 for additional information regarding underwriting compensation.

Certain of our existing shareholders, including Cochlear Investments Pty Ltd. and ResMed Inc., have indicated an interest in purchasing an aggregate of up to approximately $34.0 million in our ordinary shares in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, fewer or no shares to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, fewer or no shares in this offering.
The underwriters have a 30-day option to purchase up to 425,250 additional shares from us at the initial public offering price less the underwriting discount and commission.
Bank Degroof Petercam SA/NV is not a U.S.-registered broker-dealer; therefore, to the extent that it intends to effect any sales of the ordinary shares in the United States, it will do so through Global Alliance Securities, LLC, its affiliated U.S.-registered broker-dealer, in accordance with the applicable U.S. securities laws and regulations, and as permitted by FINRA regulation.
Neither the Securities and Exchange Commission, or SEC, nor any U.S. state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares to investors on or about July 7, 2021.

Piper Sandler	Stifel	Cantor
Degroof Petercam
The date of this prospectus is July 2, 2021

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ABOUT THIS PROSPECTUS
We are responsible for the information contained in this prospectus and any free-writing prospectus we prepare or authorize. We and the underwriters have not authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.
For investors outside the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any free writing prospectus must inform themselves about, and observe any restrictions relating to this offering and the distribution of this prospectus and any free writing prospectus outside the United States.
We are a limited liability company (naamloze vennootschap / société anonyme) incorporated under the laws of Belgium. Less than a majority of our directors and officers named in this prospectus are citizens or residents of the United States and a significant portion of the assets of the directors and officers named in this prospectus and substantially all of our assets are located outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon such persons or to enforce against them or against us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Belgium, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on the U.S. federal securities laws.
We are incorporated in Belgium, and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.
Our financial statements included in this prospectus are presented in Euros and, unless otherwise specified, all monetary amounts are in Euros. All references in this prospectus to “$,” “U.S. dollars,” and “dollars” means U.S. dollars and all references to “€” and “Euro,” mean Euros, unless otherwise noted.
Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms “Nyxoah,” “the Company,” “we,” “us” and “our” refer to Nyxoah SA and its wholly owned subsidiaries. In this prospectus, any reference to any provision of any legislation shall include any amendment, modification, reenactment or extension thereof. Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender. All references to “shares” in this prospectus refer to ordinary shares of Nyxoah SA with no nominal value
TRADEMARKS
“Nyxoah,” the Nyxoah logo, Genio and other trademarks or service marks of Nyxoah appearing in this prospectus are the property of Nyxoah or its subsidiaries. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. We do not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of us by, any other companies.

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MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market opportunity, is based on information from our own management estimates and research, as well as from industry and general publications, research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. The industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these publications and third-party studies is reliable, we have not independently verified the market and industry data obtained from these third-party sources. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. See “Special Note Regarding Forward-Looking Statements.” These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in our forecasts or estimates or those of independent third parties. While we believe our internal research is reliable and the definition of our market and industry are appropriate, neither such research nor these definitions have been verified by any independent source.
PRESENTATION OF FINANCIAL INFORMATION
This prospectus includes financial information which has been derived from our audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019, our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2021 and 2020, and the related notes, which are collectively referred to as “consolidated financial statements” or “financial statements,” and can be found beginning on page F-1 of this prospectus.
We maintain our books and records in Euros and we prepare our audited consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of the consolidated financial statements in this prospectus were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Except with respect to U.S. dollar amounts presented as contractual terms, amounts denominated in U.S. dollars when received or paid and unless otherwise indicated, certain amounts in Euros contained in this prospectus have been translated into U.S. dollars at the rate of €1.00 to $1.194, which was the noon buying rate of the Federal Reserve Bank of New York on June 25, 2021. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars or Euros at that or any other exchange rate as of that or any other rate. We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

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PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our ordinary shares. You should read the entire prospectus carefully, including “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus before making an investment decision.
Overview
We are a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea, or OSA. Our lead solution is the Genio system, a CE-Marked, patient-centric, minimally invasive, next generation hypoglossal neurostimulation therapy for the treatment of moderate to severe OSA. OSA is the world’s most common sleep disordered breathing condition and is associated with increased mortality risk and comorbidities including cardiovascular diseases, depression and stroke. Our innovative technology platform is a first-of-its-kind bilateral hypoglossal nerve stimulation device designed to treat OSA, by maintaining an open airway for a restful night’s sleep. We started generating revenue from the sale of the Genio system in Europe in July 2020, and we are currently conducting our DREAM pivotal trial designed to support marketing authorization in the United States. We are developing a significant body of clinical evidence to further support the strong value proposition of the Genio system and its ability to improve the health and quality of life of OSA patients.
OSA is the most prevalent sleep disordered breathing condition. It occurs due to the relaxation of the soft tissue, throat and tongue muscles in a patient’s airway, which causes an obstruction that temporarily prevents breathing during sleep. It is estimated that OSA currently affects approximately 936 million people globally between the ages of 30 and 69, of which approximately 425 million people suffer from moderate to severe OSA and require treatment. This chronic disease negatively affects a patient’s health and quality of life.
The standard of care first-line therapy for patients with moderate to severe OSA is continuous positive airway pressure, or CPAP. CPAP is a treatment whereby air, at a constant or automated pressure, is pushed into the upper airway via a facial or nasal mask that the patient must wear during sleep. Despite its proven efficacy, CPAP has been associated with many limitations that make compliance a serious challenge. Various second line therapies such as mandibular oral devices or anatomical surgical procedures also have substantial limitations. In recent years, hypoglossal nerve stimulation technology has emerged as a viable second-line therapy to treat patients suffering from moderate to severe OSA. This technology is centered on stimulating the hypoglossal nerve, which activates the genioglossus muscle resulting in a forward protrusion of the tongue to maintain an open airway.
Competitive hypoglossal nerve stimulation systems have proven to provide safe and effective therapy for those suffering from moderate to severe OSA, however there still remain several limitations. The leading hypoglossal nerve stimulation systems consist of multiple implantable components requiring multiple incisions, including an implantable pulse generator with a battery and one or more leads. In addition, existing systems preclude a subset of the OSA patient population diagnosed with complete concentric collapse, or CCC, at the level of the soft palate. These OSA patients are currently contraindicated for hypoglossal nerve stimulation systems. In order to diagnose CCC, a drug induced sleep endoscopy, or DISE, procedure is required. Due to the current contraindication, all OSA patients seeking hypoglossal nerve stimulation therapy are required to undergo a DISE procedure. It is estimated that approximately 30% of moderate to severe OSA patients are affected by CCC and are therefore unable to receive hypoglossal nerve stimulation therapy.
The Genio system is the first neurostimulation system for the treatment of OSA to include a battery-free and leadless neurostimulator capable of delivering bilateral hypoglossal nerve stimulation. The system includes a single implanted component that can be implanted in a minimally invasive procedure requiring only a single incision. We developed the Genio system with a patient-centric approach, designed for comfort and safety, to increase compliance and improve quality of life. The Genio system includes a single implanted device that can be placed through a minimally invasive, single-incision surgery under the chin.

The power source for our stimulator is external. Unlike competing hypoglossal nerve stimulators, the lack of an implantable battery or additional leads limits the need for complex tunneling and only requires a single incision for implantation. Our minimally invasive procedure is typically completed in approximately one hour and allows patients to recover quickly and resume normal activities typically within a week. Patients return to the physician approximately six weeks later for device titration, which typically involves an in-lab sleep trial to analyze breathing frequency. Further, our external activation chip eliminates the need for additional surgical procedures to replace depleted batteries and enables software, firmware or external hardware updates and upgrades to be implemented without the need for surgical intervention thereby limiting potential infection risk due to an additional procedure.
Our proprietary technology has enabled the CE-Marked system to provide bilateral stimulation to the hypoglossal nerve. Other hypoglossal nerve stimulation systems approved or cleared for treating OSA provide are unilateral and provide hypoglossal nerve stimulation to only one branch of the hypoglossal nerve. We believe bilateral stimulation results in a stronger muscle contraction, a more symmetric tongue movement and a wider opening of the airway, which has the potential to provide better clinical outcomes. Furthermore, we believe that bilateral stimulation has the potential to address moderate to severe OSA patients with CCC, who are currently contra-indicated for, or unable to be treated with, existing hypoglossal nerve stimulation OSA systems.
We continue to develop a substantial body of clinical data regarding the Genio system. In 2019, we completed our BiLAteral hypoglossal nerve STimulation for treatment of Obstructive Sleep Apnea, or BLAST OSA trial, which was the basis for receiving CE-Mark on the Genio system. Our ongoing BilatEral Hypoglossal Nerve StimulaTion for TreatmEnt of ObstRuctive SLEEP Apnoea clinical trial, or BETTER SLEEP trial, is aimed at evaluating the effectiveness of the Genio system for patients suffering from CCC. We believe that positive results from this trial may eliminate the need for Genio system patients to undergo the DISE procedure prior to implantation of the Genio system, thereby leading to a potential indication expansion in Europe. In June 2021, we announced initial top-line results from the six-month data for the BETTER SLEEP clinical trial. We are planning to submit the complete trial results to our E.U. Notified Body with the goal of expanding the CE-Marked indication to include CCC. We also are conducting our Dual-sided Hypoglossal neRvE stimulAtion for the treatMent of Obstructive Sleep Apnea clinical trial, or DREAM trial, a pivotal trial designed to support marketing authorization in the United States. We anticipate initial 12-month data for the DREAM trial will be available by the fourth quarter of 2022. Assuming a positive outcome from the DREAM trial, we expect to apply for marketing authorization in the United States with the aim of being commercially available in the United States in the second half of 2023.
We are initially targeting markets in Europe, Australia and New Zealand where we have identified a country-specific reimbursement pathway or execution strategy. We began our commercial launch in Germany in July 2020. After obtaining reimbursement approval in Germany through the existing hypoglossal nerve stimulation special innovation funding program, or NUB, we generated our first revenue in the second half of 2020. In 2021, we successfully obtained reimbursement in Germany under a dedicated DRG code for hypoglossal nerve stimulation and also recently obtained reimbursement under an OSA-specific DRG code in Switzerland from the Federal Statistic Office, or BFS. The reimbursement coverage in both Germany and Switzerland includes the cost of the Genio system, implant procedure, hospital stay and follow-up care. We expect to begin marketing in Switzerland and in Spain in 2021. Based on market access activities conducted by us over the past several years, we have developed tailored reimbursement strategies using assessments of the local requirements of target countries. In countries where there is existing reimbursement coverage in place, we plan to rely on existing coding and reimbursement. In countries where there is no existing reimbursement coverage, we will seek to be the first in that market to obtain reimbursement coverage. In countries without existing reimbursement coverage, we plan to pursue reimbursement with a strategy that includes (i) making the Genio system commercially available for patients through country specific innovation funding pathways for procedures and products that would not yet be covered by an existing code, (ii) supporting case-by-case funding submission in focus hospitals that can use their budget to fund the therapy, (iii) entering into specific commercial deals with privately funded hospital groups, or (iv) out-of-pocket payment.
We have established a systematic approach to commercializing the Genio system in our target markets, focusing on active engagement, education and market development across patients, physicians and hospitals. We currently market our therapy to physicians and hospitals where ear, nose, and throat doctors, or ENTs, sleep doctors and general practitioners see, diagnose and treat patients with OSA. We are actively expanding our current European sales and marketing organization with country-specific sales teams established in connection with obtaining reimbursement. Our sales teams are focused on prioritizing high volume ENT centers and sleep centers, and on building long-standing relationships with key physicians such as sleep doctors, ENTs and general practitioners who have strong connections to the OSA patient population that may be eligible for our therapy. We support physicians using the Genio system through all aspects of the patient’s journey, starting from initial diagnosis through surgical support and post-implantation patient follow-up. We also seek to establish long-term relationships with key opinion leaders, or KOLs, and patient associations that are oriented towards the needs of our patients and customers. Our sales and marketing organization is focused on building physician awareness through referral network development, education, targeted KOL development and training, and direct-to-consumer marketing.
In addition to our ongoing clinical studies, we are also committed to continuing our research and development efforts related to the Genio system, with an emphasis on improving clinical outcomes, optimizing patient adoption and comfort, increasing access for a greater number of patients, and allowing more physicians to perform the implantation procedure. We also continue to enhance our scalable technology platform to allow for quick and streamlined release of new features and functionalities through software, firmware and hardware updates and upgrades and therapy enhancement.
Our Competitive Strengths
We are focused on transforming the lives of patients who suffer from moderate to severe OSA by continuing to develop, clinically validate, manufacture and commercialize our innovative Genio system. We believe the Genio system offers a compelling solution for a large and significantly underpenetrated global patient population and that our focus and experience in treating patients with OSA, combined with the following strengths, will allow us to build our business and potentially expand our market opportunity:
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Disruptive, patient-centric neurostimulation solution to treat moderate to severe OSA.

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Growing body of clinical data and long-term clinical strategy.

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Significant product development and new indication pipeline.

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Platform technology protected by comprehensive and broad intellectual property.

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Strong and experienced team.

The Genio System Market Opportunity
OSA therapy is a large and growing market. We believe there is a significant population in the United States with moderate to severe OSA who are unable to use or achieve the intended clinical benefit from CPAP and who would be eligible for the Genio system upon approval. Published scientific literature estimates that there are currently approximately 24.5 million individuals with moderate to severe OSA in our initial target markets in Europe, Australia and New Zealand. Based on published scientific literature, we estimate that approximately 2.7 million patients are diagnosed annually in those countries and that approximately 80% of diagnosed patients are prescribed a CPAP device. Published scientific literature reports non-compliance rates to CPAP between 29% and 83%. Based on these data, and for purposes of calculating the total addressable market in Europe, Australia and New Zealand for the Genio system, we estimate that approximately 35% of patients that are prescribed CPAP in those countries are not compliant with the therapy. Additionally, certain patients possesses anatomical characteristics, including higher body-mass-index or increased tongue fat deposition that make them ineligible for hyperglossal nerve stimulation. Taking that into account, we estimate that approximately 70% of those non-compliant patients are eligible for hypoglossal nerve stimulation based on their anatomical characteristics. As a result, we believe the total addressable market in Europe, Australia and New Zealand for the Genio system is at least 520,000 patients, which represents an estimated annual market opportunity of approximately $11 billion based on our current pricing for the Genio system. We also plan to enter the United States market, assuming we obtain marketing authorization in the United States, where published scientific literature estimates there are approximately 23.7 million individuals with moderate to severe OSA. Based on the same assumptions set out above, we estimate a target market of approximately 510,000 patients in the United States, which represents an estimated annual total addressable market of approximately $10 billion based on our current pricing for the Genio system.
Limitations of Competing Hypoglossal Nerve Stimulation Devices
There are several treatment options available to OSA patients, including medical management, involving lifestyle changes such as weight loss, CPAP therapy, mandibular advancement devices, or MADs, surgical interventions, and advanced neurostimulation devices. We are aware of two competing hypoglossal nerve stimulation devices for use in treating patients with OSA. While the benefits of hypoglossal nerve stimulation have been well-recognized, we believe competing hypoglossal nerve stimulation solutions suffer from several limitations, including:
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Neurostimulator with Internal Battery

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In most cases, the internal battery, once depleted, must be replaced in a further surgical procedure. Additional procedures may result in an increased risk of infection at the incision site.

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The neurostimulator is positioned in a subcutaneous pocket, and the device may be palpable or visible in the chest area.

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Competing systems have received 1.5T MRI clearance for head/neck and extremity scans only.

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Multiple Implantable Components Requiring Multiple Surgical Incisions

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Competing systems require multiple parts to be implanted including leads and a cuff electrode.

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Competing systems require multiple surgical incisions and subcutaneous lead tunneling. These multiple steps during implantation, can result in an increased risk of surgical infection.

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Unilateral Stimulation

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Unilateral stimulation delivers stimulation to only one branch of the hypoglossal nerve, which limits options for nonresponding or contraindicated patients, including patients with CCC.

Our Solution
We developed the Genio system to provide patients suffering from moderate to severe OSA with an alternative hypoglossal nerve stimulation system that addresses their unmet needs. We believe our minimally invasive solution has the potential to become the leading neurostimulation solution for many patients suffering from moderate to severe OSA, including, if authorized, patients with CCC. The Genio system has obtained CE Mark and we are currently pursuing FDA marketing authorization.
The Genio system is the first neurostimulation system for the treatment of OSA to include a battery-free and leadless neurostimulator capable of delivering bilateral hypoglossal nerve stimulation. The system includes a single implanted component that can be implanted in a minimally invasive procedure requiring only a single incision. We developed the system using a patient-centric approach to offer patients a convenient alternative designed to overcome the limitations of competing neurostimulation devices. The Genio system consists of an implantable stimulator, a detachable external activation chip, a disposable patch, charging unit, and external stimulator used during implantation to test activation and function of the implantable stimulator.

We designed the Genio system to advance patient care and provide a convenient treatment option to the large and underpenetrated patient population suffering from OSA. We believe the following factors offer meaningful benefits for patients, physicians and payors that have the potential to drive broad adoption of our system:
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Patient-centric therapeutic option.   The results from our BLAST OSA trial demonstrated safety and effectiveness data of the Genio system for patients suffering with moderate to severe OSA that was sufficient to obtain a CE-Mark from the European Notified Body. These results showed significant benefits in the following patient-centered outcomes:

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Attractive safety profile.   The results from the BLAST OSA trial demonstrated that the Genio system was well tolerated with no device-related serious adverse events, or SAEs, reported during the course of the trial.

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Compelling clinical data.   Clinical data suggest that the Genio system provides a clinically effective therapy for patients eligible for hypoglossal nerve stimulation treatment. The BLAST OSA trial found a 47.3% reduction in mean individual AHI (p-value<0.0001) and a decrease in mean individual Oxygen Desaturation Index, or ODI, of 43.3% (p-value<0.0001), at six months following implantation, compared to their baseline measurements, for patients using the Genio system.

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Convenient therapy leading to strong compliance.   Our device is designed to be convenient for patients to use, once implanted and optimized, requiring no additional programming or therapy titration. The BLAST OSA data reported that 91% of patients used the system more than five nights per week over a period of six months following implantation.

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Improved quality of life.   Results from the BLAST OSA trial demonstrated that patients’ quality of life significantly improved as assessed using the FOSQ-10 questionnaire, with an increase in mean score by 1.9 units (p-value=0.0157) and a decrease on the Epsworth Sleepiness Scale, or ESS, score, by a mean of 3.3 units (p-value=0.0113). Additionally, the number of sleep partners who reported that their partner did not snore, or snored only softly, increased from 4.2% at baseline to 65%.

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Bilateral hypoglossal nerve stimulation.   The Genio system was designed to provide bilateral stimulation of the hypoglossal nerve. We believe bilateral stimulation results in a stronger muscle contraction, a more symmetric tongue movement and a wider opening of the airway, which has the potential to provide better clinical outcomes. We also believe that the Genio system’s bilateral stimulation has the potential to treat moderate to severe OSA in patients with CCC, and we are currently evaluating this in our BETTER SLEEP clinical trial. These patients are currently contraindicated for hypoglossal neurostimulation systems.

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Minimally invasive implant procedure and design.   The Genio system only has one implantable, low profile component, which is leadless and battery-free, and only requires a single incision for implantation. The surgical implantation occurs during an outpatient procedure that lasts approximately one hour. Importantly, our system relies on our proprietary duty cycle stimulation algorithm to control the frequency and strength of the neurostimulation. As a result, our system does not require the implantation of a sensing lead to monitor breathing. We believe that the minimally invasive procedure enables patients to recover quickly and resume normal activities within a week. We also believe that our single-incision implantation process will facilitate adoption by a growing number of physicians and surgeons.
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External activation chip and battery.   The Genio systems’s power source is located in the external activation chip, requiring no battery to be implanted in the patient. Similarly, the external activation chip also includes the software for each user’s personalized therapy and can be updated or upgraded without the need for an additional surgical intervention. By eliminating the need for additional surgeries to replace a depleted battery and by enabling updates without additional surgeries, we believe the Genio system may offer a potential reduction in systematic healthcare costs.

Our Strategy
Our mission is to become a global leader in providing innovative and effective solutions to treat patients suffering from OSA. The key elements of our strategy to achieve this goal and promote future growth include:
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Obtaining marketing authorization in the United States.

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Promoting awareness of the Genio system among physicians, patients and payors to accelerate market adoption.

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Continuing to enhance the Genio system and expand its indications.

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Pursuing and establishing favorable reimbursement coverage of the Genio system.

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Continuing to build a commercial infrastructure in selected geographies.

Risks Associated With Our Business
Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others:
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We have a limited operating history, have incurred losses in each period since our inception and may not be able to achieve or maintain profitability in the future.

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Our future financial performance depends on the commercial acceptance of the Genio system in target markets.

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Even though we have obtained certification, a CE-Mark, in Europe for the Genio system based on first positive clinical trial results, there is no guarantee that we will be able to maintain our current certification or to obtain additional certification or marketing authorizations in other jurisdictions, including the United States, or that the results from our ongoing and planned clinical trials will be sufficient for us to obtain or maintain such certifications or authorizations.

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We may not receive, or may be delayed in receiving, the necessary marketing authorizations or certifications for our Genio system or any future product candidates, and failure to timely obtain necessary marketing authorizations or certifications for our product candidates would have a material adverse effect on our business.

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Our future financial performance depends on the commercial acceptance of the Genio system in target markets.

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Even if we receive marketing authorizations, clearances or certifications in our target markets to commercialize the Genio system or any product candidate that we develop, the product may become subject to unfavorable pricing regulations, third-party payor reimbursement practices or healthcare reform initiatives that could harm our business.

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The ongoing COVID-19 pandemic, and the occurrence of another pandemic, epidemic or other health crisis, could have a negative impact on our product development and manufacturing activities, the recruitment and conduct of our clinical trials and our ability to source required funding, which could delay or prevent us from executing our strategy as planned.

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A loss or degradation in performance of the suppliers on which we depend for services and components used in the production and assembly of the Genio system could have a material effect on our business, financial condition and results of operations.

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We may not be able to manufacture or outsource manufacturing of the Genio system in sufficient quantities, in a timely manner or at a cost that is economically attractive.

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Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.

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The Genio system is still unapproved in certain significant markets, such as the United States market, and seeking and obtaining regulatory authorization or certification for active implantable medical devices can be a long, expensive and uncertain process.

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Our inability to fully protect and exploit our intellectual property and trade secrets may adversely affect our financial performance and prospects.

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The dual listing of our ordinary shares following the U.S. offering may adversely affect the liquidity and value of the ordinary shares.

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We and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we fail to remediate our material weaknesses, we may not be able to report our financial results accurately or to prevent fraud.

Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Start-ups Act, or JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:
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the ability to present only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced disclosure in management’s discussion and analysis of financial condition and results of operations in this prospectus;

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exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, in the assessment of our internal controls over financial reporting; and

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to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of these exemptions until such time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest to occur of  (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer” with at least $700 million of equity securities held by non-affiliates; (iii) the issuance, in any three year period, by our company of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (iv) the last day of the fiscal year ending after the fifth anniversary of this initial public offering.
We may choose to take advantage of some but not all of these reduced burdens. For example, we have presented only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus, and intend to take advantage of the exemption from the auditor attestation on the effectiveness of our internal control over financial reporting. Accordingly, the information that we provide shareholders and holders of our ordinary shares may be different than you might obtain from other public companies.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, we have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.
Implications of Being a Foreign Private Issuer
We are also considered a “foreign private issuer” under U.S. securities laws. In our capacity as a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, members of our Board of Directors and our principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.
We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We will remain a foreign private issuer until such time that more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of the members of the Board of Directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.
We have taken advantage of certain reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies.
Corporate History and Information
We were incorporated on July 15, 2009 as a company with limited liability (naamloze vennootschap/société anonyme) incorporated and operating under the laws of Belgium. We are registered with the legal entities register (Brabant Wallon) under enterprise number 0817.149.675. We were publicly listed on Euronext Brussels in September 2020. We have three wholly owned subsidiaries: Nyxoah Ltd, an Israeli limited company incorporated in January 2008 under the name M.L.G. Madaf G. Ltd and our subsidiary since October 2009, Nyxoah Pty Ltd, an Australian limited company incorporated in 2017, and Nyxoah, Inc., a Delaware corporation incorporated in May 2020.
Our headquarters and principal executive offices are located at Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium, and our telephone number is +32 10 22 23 55. Our website address is www.nyxoah.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained in, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase ordinary shares in this offering.

THE OFFERING
Ordinary shares offered by us
2,835,000 ordinary shares.
Underwriters’ option to purchase additional ordinary shares in the offering
The underwriters have an option, exercisable within 30 days from the date of this prospectus, to purchase up to 425,250 additional ordinary shares.
Ordinary shares to be outstanding immediately after the offering
24,942,609 ordinary shares (or 25,367,859 ordinary shares if the underwriters exercise in full their option to purchase an additional 425,250 ordinary shares).
Use of proceeds
We estimate that we will receive net proceeds from the offering of approximately $76.5 million (€64.0 million) (or $88.5 million (€74.1 million) if the underwriters exercise their option to purchase additional shares in full), based on the initial offering price of  $30.00 per ordinary share, or €25.13 per ordinary share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, (i) to advance the commercialization of the Genio system in our initial target markets in Europe, Australia and New Zealand and for pre-commercialization activities in the United States; (ii) to continue gathering clinical data and to support physician initiated clinical research projects related to OSA patient treatments; (iii) to further finance R&D activities related to the next generation of the Genio system and to continue to build a pipeline of new technologies and explore potential collaboration opportunities in the field of monitoring and diagnostics for OSA; and (iv) the remainder for working capital and general corporate purposes.
See “Use of Proceeds” for a more complete description of the intended use of proceeds from the offering.
Risk factors
See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ordinary shares.
Nasdaq Global Market trading symbol for our ordinary shares
“NYXH.”
Euronext Brussels trading symbol for our ordinary shares
“NYXH.”
The number of ordinary shares that will be outstanding after this offering is based on 22,107,609 ordinary shares outstanding as of March 31, 2021 and excludes:
•
997,500 ordinary shares issuable upon the exercise of warrants outstanding as of March 31, 2021 pursuant to our warrant plans, at a weighted average exercise price of €9.21 per ordinary share.

Unless otherwise indicated, all information contained in this prospectus does not reflect and does not take into account:
•
any issuance of ordinary shares upon the exercise of warrants subsequent to March 31, 2021; and

•
any exercise by the underwriters of their option to purchase up to 425,250 additional ordinary shares in the offering.

Certain of our existing shareholders, including Cochlear Investments Pty Ltd. and ResMed Inc., have indicated an interest in purchasing an aggregate of up to approximately $34.0 million in our ordinary shares in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, fewer or no shares to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, fewer or no shares in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following tables summarize our historical consolidated financial data for the periods indicated. We derived the consolidated income statement for the years ended December 31, 2020 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.
We derived the consolidated income statement as of the three months ended March 31, 2020 and 2021, and the consolidated statement of financial position data as of March 31, 2021 from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, the standard of IFRS applicable to interim financial statements.
Our historical results are not necessarily indicative of the results that may be expected in the future and our results as of March 31, 2021 and for the year ending December 31, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021. The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes beginning on page F-1 of this prospectus, as well as the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Consolidated Income Statement:
(In thousands, except per share data)	Years Ended December 31		Three Months Ended March 31
	2020	2019	2021	2020
	€	€	€	€
Revenue	69	—	185	—
Cost of goods sold	(30)	—	(52)	—
Gross Profit	39	—	133	—
General and administrative expenses	(7,522)	(4,226)	(1,818)	(1,178)
Research and development expenses	(473)	(630)	(852)	(7)
Clinical expenses	(1,053)	(848)	(342)	(177)
Manufacturing expenses	(460)	(489)	(901)	(62)
Quality assurance and regulatory expenses	(227)	(227)	(325)	(25)
Patent fees and related	(123)	(267)	(674)	(58)
Therapy development income / (expenses)	(1,864)	(902)	(548)	(352)
Other operating expenses	459	(126)	4	(191)
Operating loss for the period	(11,224)	(7,715)	(5,323)	(2,050)
Financial income	62	71	4	19
Financial expense	(990)	(740)	(325)	(336)
Loss for the period before taxes	(12,152)	(8,384)	(5,644)	(2,367)
Taxes	(93)	(70)	(25)	(13)
Loss for the period	(12,245)	(8,454)	(5,669)	(2,380)
Loss attributable to equity holders	(12,245)	(8,454)	(5,669)	(2,380)
Currency translation differences	(58)	168	(70)	272
Total Comprehensive loss for the period, net of tax	(12,303)	(8,286)	(5,739)	(2,108)
Loss attributable to equity holders	(12,303)	(8,286)	(5,739)	(2,108)
Basic and diluted Loss Per Share	(0.677)	(0.568)	(0.256)	(0.151)

Consolidated Statement of Financial Position:
	As of March 31
	Actual	As Adjusted
(In thousands)	2021	2021
Cash and cash equivalents	€86,207	€150,257
Total assets	110,650	174,700
Total equity attributable to shareholders	91,503	155,553
Total liabilities	19,147	19,147

RISK FACTORS
Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase our ordinary shares. If any of the following risks are realized, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the market price of our ordinary shares could decline, and you could lose part or all of your investment. Please also see “Special Note Regarding Forward-Looking Statements.”
Risks Related to Our Financial Position
The ongoing COVID-19 pandemic may continue to negatively affect various aspects of our business, including slowing the progress of our clinical trials, delaying or impeding our commercialization activities with respect to the Genio system, disrupting our operations and the operations of third parties with which we conduct business, and impacting our ability to raise additional capital, any or all of which could have a material adverse effect on our business, financial condition, results of operations, or cash flows.
As of the date of this prospectus, the COVID-19 pandemic, caused by the novel strain of coronavirus SARS-CoV-2, has caused substantial disruptions of economies and human societies worldwide for over a year. Efforts to contain the spread of the pandemic in our target markets for the Genio system in Europe, in the United States where we will seek to commercialize the Genio system if it ultimately gains marketing authorization, and in many other countries across the globe, have involved imposing widespread restrictions on travel, periodic quarantines and shelter-in-place orders, limitations on the permitted size of group gatherings, shuttering of businesses, implementation of programs for remote schooling, and other crisis-driven measures. Notwithstanding these efforts and remarkable successes achieved in the development and recent distribution of vaccines, vast portions of the populations in most countries have yet to be inoculated, and numerous nations and regions have experienced multiple surges that have sickened millions of people, strained the capacity of healthcare systems, and caused an estimated 2.8 million deaths worldwide. Over the course of the pandemic, government-imposed precautionary measures have been relaxed in certain countries or states as the spread of COVID-19 has decelerated, only to be reinstated in many jurisdictions due to an ensuing resurgence in cases. The concerning emergence of numerous new strains of SARS-CoV-2, which the current vaccines were not specifically designed to immunize against, casts more uncertainty over the future effects of the pandemic.
The duration, geographic scope and costs of the societal and economic disruptions caused by the COVID-19 pandemic cannot be reasonably estimated at this time, and it is not possible to accurately predict the extent of the adverse effects of the pandemic on our business. However, we have experienced certain impacts and may experience others which, if they continue for an extended period of time, could have material adverse effects on our operations and the execution of our business plans. Examples of these include the following:
•
We have experienced some delays in the conduct of our current clinical trials, as individuals with moderate to severe obstructive sleep apnea, or OSA, defer seeking treatments, physicians have fewer in-person meetings to recruit and enroll patients, and recruited patients are hindered by restrictions in traveling to and accessing clinical sites. In addition, resources at hospitals have been diverted to dealing with the pandemic, causing delays in scheduling screening evaluations, implant procedures, and follow-up monitoring visits. As a result of the foregoing factors, the expected timeline for data readouts of our clinical trials may be negatively impacted, which would adversely affect our business.

•
We rely on independent clinical investigators other third-party service providers to assist us in managing, monitoring and otherwise carrying out our nonclinical studies and clinical trials, and the outbreak may affect their ability to devote sufficient time and resources to our programs.

•
We also rely on third party suppliers and contract manufacturers to produce and assemble certain components of the Genio system. Our principal suppliers are Medistri SA, Resonetics, VSI Parylene, Reinhardt Microtech GmbH (Cicor), Lust Hybrid, Meko, S&D Tech SRL. The raw

materials used by our suppliers are purchased in the open market. We could experience supply chain delays or shortages of these system components, which could impact both our ability to meet current timetables for our clinical trials and also hamper our ability to fulfill commercial orders for the system.
•
We temporarily closed our executive offices and implemented various governmental safety guidelines, including work-from-home policies for most employees. The effects of government orders and our work-from-home policies may negatively impact productivity, disrupt our business and delay our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course.

•
We have instituted work-from-home policies for certain of our employees, and this could adversely affect our operations, the productivity of our employees and our ability to conduct and complete our nonclinical studies and clinical trials.

•
In our initially targeted European markets, the pandemic could cause delays in pursuing and obtaining governmental and other third-party reimbursement decisions, as the work of these organizations may be slowed due to personnel work-from-home measures and travel and other scheduling constraints.

•
The COVID-19 pandemic also presents a number of challenges for our sales and marketing efforts, including, among others, the impact on our marketing and sales team in Europe due to travel limitations and government-mandated work-from-home or shelter-in-place orders, potential decreased product demand due to reduced numbers of in-person meetings with prescribers, and patient visits with physicians, potential delays in scheduling DISE and implant treatments, as well as increased unemployment resulting in lower new prescriptions.

•
In addition, the ability of the U.S. Food and Drug Administration, or FDA, and other regulatory authorities or other bodies to engage in routine regulatory and oversight activities, such as the review and authorization or certification of new products and the inspection of manufacturing and clinical trial sites, may be affected by the COVID-19 pandemic. The FDA and other regulatory authorities or other bodies may have slower response times or be under-resourced. If the global health concerns continue to disrupt or prevent regulatory authorities from conducting their regular reviews, inspections, or other regulatory activities, it could significantly impact the timely review and process our marketing applications, clinical trial authorizations, or other regulatory submissions, which could have a material adverse effect on our business.

•
The near- and longer-term future impacts of the COVID-19 pandemic on global and national economies, and related impacts on the availability of investment capital in financial markets, continues to be uncertain. Continued economic disruptions could cause a contraction in equity capital and debt markets, making access to financing unavailable on acceptable terms or at all.

The global COVID-19 pandemic continues to evolve rapidly. The ultimate impacts of the COVID-19 pandemic are highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, our clinical trials, healthcare systems or the global economy as a whole. However, these effects could have a material impact on our operations, and we continue to monitor the COVID-19 situation closely. To the extent the COVID-19 pandemic adversely affects our business, results of operations, cash flows, financial condition and/or prospects, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section. We have included additional discussions of certain impacts and potential impacts of the COVID-19 pandemic in other portions of this “Risk Factor” this section. These are intended to provide examples of such adverse effects and are, by necessity, not comprehensive. The full extent to which the COVID-19 pandemic will impact our business operations, financial condition, results of operations, and cash flows will depend on future developments, including, but not limited to, the ultimate severity, scope and duration of the pandemic before it is brought under control, the pace at which governmental and private travel and other restrictions and concerns about public gatherings will ease, the rate at which historically large increases in unemployment rates will decrease, and the speed with which national economies recover, all of which are highly uncertain.

We have a limited operating history, have incurred losses in each period since our inception and may not be able to achieve or maintain profitability in the future.
We were incorporated in 2009, obtained certification (CE-Mark) for our Genio system in March 2019, and had our first commercial sales in Germany in July 2020. Since commencing commercialization, we have generated only limited revenue from commercial sales of the Genio system. We have incurred operating losses and negative operating cash flows in each period since we were incorporated in 2009, including operating losses of €7.7 million and €11.2 million and negative operating cash flows of €6.0 million and €7.0 million for each of the years ended December 31, 2019 and December 31, 2020, respectively, and operating losses of  €2.1 million and €5.3 million and negative operating cash flows of  €1.2 million and €4.2 million for each of the three months ended March 31, 2020 and March 31, 2021, respectively. As of March 31, 2021, we had an accumulated deficit of €66.0 million. These losses have resulted primarily from costs incurred in the development of our Genio system, as well as from general and administrative costs associated with our operations and manufacturing.
Following this offering, we expect that our operating expenses will continue to increase as we fund the continued development of our technology and the Genio product line, seek to expand manufacturing and sales and marketing capabilities, seek further regulatory clearances, certifications, approvals and marketing authorizations, particularly in the United States, for the Genio system, and as we incur the additional costs associated with being a public company in the United States. In June 2020, we obtained approval from the FDA under an investigational device exemption, or IDE, to begin our pivotal trial, the dual-sided hypoglossal nerve stimulation for the treatment of obstructive sleep apnea, or DREAM, trial. The aim of the DREAM trial, if the data are positive, is to support market authorization of the Genio system in the United States, as well as to support obtaining coverage and reimbursement more generally. We also plan to conduct additional clinical trials, and as a result, we expect clinical expenses will increase significantly over the next several years.
As a result, we expect to continue to incur operating losses for the foreseeable future, and we may never achieve profitability, which could impair our ability to sustain operations or obtain any required additional funding. Furthermore, even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis. If we do not achieve or sustain profitability in the future, we may suffer net losses or negative operating cash flows in subsequent periods.
Our future financial performance depends on the commercial acceptance of the Genio system in target markets.
The Genio system is currently our only commercial product, which we market in certain European countries, and our success depends entirely upon its market acceptance and adoption by physicians, payors and patients. The Genio system may not gain commercial acceptance in target markets. If we fail to gain and maintain commercial market acceptance of the Genio system in our target markets, for instance, because of insufficient price and reimbursement levels from government and third-party payors, competition, or the inability to demonstrate the benefits and cost-effectiveness of the Genio system compared to other products available on the market, the amount of revenue generated from sales of the Genio system in the future could continue to be limited, and could even decrease over time. In addition, the Genio system has not received marketing authorization in the United States, and our future financial performance will depend on the successful completion of our DREAM pivotal trial, which is intended to support an application for market authorization to commercialize the Genio system in the United States.
These and other factors present obstacles to commercial acceptance of the Genio system in target markets and could lead to our failure, or a substantial delay, in gaining significant market acceptance of the Genio system in target markets, which could affect our ability to generate revenue. Any failure of the Genio system to achieve meaningful market acceptance will harm our business and future prospects.
Even if the offering is successful, we may require additional capital in the future, which may not be available to us on commercially favorable terms, or at all.
We expect to incur significant expenses and operating losses over the next few years, and we may need to raise additional capital in the future. We have so far been financed primarily by funds invested by our shareholders, including in connection with our initial public offering on Euronext Brussels in

September 2020. Based on our current operating plan and our existing cash and cash equivalents, together with the anticipated net proceeds from this offering, we expect to be able to fund our operations through 2024. However, we have based these estimates on assumptions that may prove to be incorrect, and we could spend our financial resources much faster than currently expected. Any future funding requirements will depend on many factors, including without limitation:
•
acceptance of our Genio system by patients, physicians, government payors, private payors, and the market generally in our target markets;

•
the scope, rate of progress and cost of current or future clinical trials;

•
the cost and timing of obtaining additional regulatory clearances, approvals, classifications, certifications or other marketing authorizations for the Genio system;

•
the cost and timing of establishing additional sales and marketing capabilities;

•
the cost of research and development activities;

•
the cost of filing and prosecuting patent applications and other intellectual property rights and defending and enforcing our patents or other intellectual property rights in various jurisdictions;

•
the cost of defending, in litigation or otherwise, any claims that we infringe third-party patents or other intellectual property rights;

•
the cost associated with any complications or side effects related to the use of the Genio system;

•
costs associated with any product recall that may occur;

•
the effect of competing technological and market developments;

•
the extent to which we acquire or invest in products, technologies and businesses, although we currently have no commitments or agreements relating to any of these types of transactions; and

•
the costs of operating as a public company in Belgium and the United States.

Any additional equity or debt financing that we raise may contain terms that are not favorable to us or our shareholders. If we raise additional funds by selling additional ordinary shares or other securities convertible into or exercisable or exchangeable for ordinary shares after this offering, the issuance of such securities will result in dilution to our shareholders. The price per share at which we sell additional ordinary shares or securities convertible into or exercisable or exchangeable for ordinary shares in future transactions may be higher or lower than the price per ordinary share paid by investors in this offering.
In addition, any future debt financing into which we enter may impose upon us covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our ordinary shares, make certain investments and engage in certain merger, consolidation or asset sale transactions. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or products, or grant licenses on terms that are not favorable to us.
Furthermore, we cannot be certain that additional funding will be available on acceptable terms, if at all. For example, while the overall economic impact caused by the COVID-19 pandemic may be difficult to fully assess, it is currently causing significant disruption to the global financial markets. If these disruptions are sustained or recurrent, they could make it more difficult for us to access capital, which could in the future negatively affect our ability to source required funding and could delay or prevent us from executing our strategy as planned. If we do not have, or are not able to obtain, sufficient funds, we may have to delay development or commercialization of our products or license to third-parties the rights to commercialize products or technologies that we would otherwise seek to commercialize ourselves. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations.
Any loss or decrease of subsidies, reimbursable cash advances and tax reductions may affect our financial resources.
Since September 2011, we have received financial support from the Walloon Region in the form of recoverable cash advances and subsidies. In March 2018, in accordance with Section 27A of the Australian

Industry Research and Development Act 1986, the Australian Government gave notice to Nyxoah Pty Ltd, our Australian subsidiary, of registration for the research and development, or R&D, tax incentive from the 2017/2018 income year. This incentive represents 43.5% of the yearly eligible R&D expenditure.
All these subsidies and reimbursable cash advances increased our financial resources to support R&D and clinical development projects. However, we cannot predict whether we or our subsidiaries will continue to benefit from such incentives and/or advantages and/or to what extent. The repayment obligations with respect to the financial support from the Walloon Region will also have the effect of reducing our profitability until fully repaid.
Risks Related to Development of Our Products and Product Candidates
Even though we have obtained certification, a CE-Mark, in Europe for the Genio system based on first positive clinical trial results, there is no guarantee that we will be able to maintain our current certification or to obtain additional certification or marketing authorizations in other jurisdictions, including the United States, or that the results from our ongoing and planned clinical trials will be sufficient for us to obtain or maintain such certifications or authorizations.
Even though we have obtained certification (CE-Mark) in Europe for the Genio system based on positive results from our BiLAteral hypoglossal nerve STimulation for treatment of Obstructive Sleep Apnea, or BLAST, clinical trial, there is no assurance that ongoing and future clinical trials we may conduct to support further marketing authorizations, certifications or clearances (or to maintain existing ones) will be successful and that the Genio system will perform as intended. We may be required to develop more clinical evidence than we currently anticipate before we are able to demonstrate to the satisfaction of the FDA or other regulatory authorities that the Genio system is safe and effective for its intended use, if ever. To obtain a certificate of conformity, manufacturers need to comply with the essential requirements set forth in Council Directive 90/385/EEC, the Active Implantable Medical Devices Directive, or the AIMD Directive, and in particular to demonstrate that devices are designed and manufactured in such a way that they will not compromise the clinical condition or safety of patients, or the safety and health of users and others (that the potential benefits outweigh potential risks). In addition, medical devices must achieve the performance intended by the manufacturer and be designed, manufactured and packaged in a suitable manner. However, if the Genio system causes or contributes to consumer injuries or other harm or other serious issues arise as to the device’s performance, it may be necessary to conduct further clinical trials to confirm the device can perform safely and effectively.
In particular, even if certification has been obtained in Europe, there is no guarantee for success in the U.S. pivotal trial or for future U.S. marketing authorization. The FDA’s standard of review differs from that required to obtain a CE-Mark in Europe, which only indicates that the device in question is in full compliance with European legislation. Medical devices certified for marketing in the European Union need notably to demonstrate that they are designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. On the other hand, before FDA approval of a medical device in the United States, a device must not only be shown to be safe, but also effective its intended use, or in the case of a 510(k) clearance, substantially equivalent to a predicate device.
We may not receive, or may be delayed in receiving, the necessary marketing authorizations or certifications for our Genio system or any future product candidates, and failure to timely obtain necessary marketing authorizations or certifications for our product candidates would have a material adverse effect on our business.
In the United States, before we can market a new medical device, or a new use of, or other significant modification to an existing, marketed medical device, we must first receive either clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or the FDCA, approval of a premarket approval, or PMA, application or grant of a de novo classification request from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down classified, or a 510(k) exempt device. To be

“substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the process of obtaining PMA approval, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life sustaining, life supporting or implantable devices. In the de novo classification process, a manufacturer whose novel device under the FDCA would otherwise be automatically classified as Class III and require the submission and approval of a PMA prior to marketing is able to request down-classification of the device to Class I or Class II on the basis that the device presents a low or moderate risk. If the FDA grants the de novo classification request, the applicant will receive authorization to market the device. This device type may be used subsequently as a predicate device for future 510(k) submissions.
The PMA approval, 510(k) clearance and de novo classification processes can be expensive, lengthy and uncertain. The FDA’s 510(k) clearance process usually takes from three to 12 months, but can take longer. The process of obtaining a PMA or de novo classification is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is submitted to the FDA. In addition, PMAs and de novo classification requests generally require the applicant to have conducted one or more clinical trials. Despite the time, effort and cost expended in seeking a marketing authorization, there is no assurance that the FDA will grant it. Any delay or failure to obtain necessary regulatory marketing authorizations could harm our business. Furthermore, even if we are granted such marketing authorizations, they may include significant limitations on the indicated uses for the device, which may limit the potential commercial market for the device.
To date, we have not obtained authorization from the FDA to market any product candidate in the United States, and we expect to either request a de novo classification or submit a PMA application for our Genio system. If the FDA requires us to go through a lengthier, more rigorous examination for our product than we currently expect, our product introduction could be delayed or prevented, which would have a material adverse impact on our business and prospects. Following completion of our DREAM pivotal trial, we expect to engage further with the FDA to discuss the clinical trial results and to determine the most appropriate regulatory pathway to pursue in order to obtain marketing authorization in the United States, which may be either a PMA or a de novo classification request. Even if the FDA determines that a de novo classification request would be acceptable, after reviewing the contents of such a future application, the FDA may nonetheless determine that any special controls we propose to implement do not sufficiently mitigate the risks associated with the device and that the Genio system cannot be reclassified as a Class II device and therefore, must remain in Class III. The FDA will decline a de novo request if it determines that (i) general and special controls are insufficient to provide reasonable assurance of safety and effectiveness of the device; (ii) the data provided in the de novo request are insufficient to determine whether general and special controls can provide a reasonable assurance of safety and effectiveness of the device; or (iii) the probable benefits of the device do not outweigh the probable risks. In such a scenario, the FDA’s decision may require us to prepare and submit a PMA for the Genio system, which would then remain a Class III device that could not be legally marketed until FDA reviews and approves the device based on the PMA application. We may not be able to meet the requirements to obtain device reclassification under the de novo pathway or PMA approval, and even if we do obtain marketing authorization under one of those pathways, the FDA may place significant limitations on any such marketing authorization depending on the available safety and effectiveness data for the Genio system for its intended uses.
In order to sell our products in member countries of the European Union, or the EU, our products must comply with the essential requirements of the EU Medical Devices Directive (Council Directive 93/42/EEC) and the Active Implantable Medical Devices Directive (Council Directive 90/385/EEC). Compliance with these requirements is a prerequisite to be able to affix the European Conformity, or CE, mark to our products, without which they cannot be sold or marketed in the EU. To demonstrate compliance with the essential requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risks) classification. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the EU Medical Devices Directive and the Active Implantable Medical Devices Directive, a conformity assessment procedure requires the intervention of an organization accredited or designated by a member state of the EU to conduct conformity assessments, or a Notified Body. Depending on the relevant conformity assessment procedure, the Notified Body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. The Notified Body issues a certificate of conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the essential requirements. This certificate entitles the manufacturer to affix the CE-Mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.
As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. If we fail to remain in compliance with applicable European laws and directives and corresponding EU member state laws, we would be unable to continue to affix the CE-Mark to our products, which would prevent us from selling them within the EU.
The aforementioned EU rules are generally applicable in the European Economic Area, or EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland. Non-compliance with the above requirements would also prevent us from selling our products in these three countries.
Following the end of the “Brexit” Transition Period, from January 1, 2021 onwards, the MHRA will be responsible for the UK medical device market. The new regulations will require medical devices to be registered with the UK Medicines and Healthcare products Regulatory Agency, or MHRA, (but manufacturers will be given a grace period of four to 12 months to comply with the new registration process). Manufacturers based outside the UK will need to appoint a UK Responsible Person to register devices with the MHRA in line with the grace periods. By July 1, 2023, in the UK (England, Scotland, and Wales), all medical devices will require a UKCA (UK Conformity Assessed) mark but CE-Marks issued by EU Notified Bodies will remain valid until this time. However, UKCA marking alone will not be recognized in the EU. The rules for placing medical devices on the Northern Ireland market will differ from those in the UK. Compliance with this legislation is a prerequisite to be able to affix the UKCA mark to our products, without which they cannot be sold or marketed in the UK.
The FDA or foreign regulatory authorities or Notified Bodies can delay, limit or deny marketing authorization or certification of a device for many reasons, including:
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our inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or Notified Bodies that our products are safe and effective for their intended uses;

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the disagreement of the FDA, foreign regulatory authorities or other foreign (regulatory) body with the design or implementation of our clinical trials or the interpretation of data from non-clinical studies or clinical trials;

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serious and unexpected adverse device effects experienced by participants in our clinical trials;

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the data from our non-clinical studies and clinical trials may be insufficient to support clearance, certification, de novo classification or approval, where required;

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our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

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the manufacturing process or facilities we use may not meet applicable requirements; and

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the potential for approval policies or regulations of the FDA or foreign regulatory authorities to change significantly in a manner rendering our clinical data or regulatory filings insufficient for clearance or approval.

Our growth will depend, in part, on our ability to expand the indications for the Genio system, as well as to continue to development enhancements to the system and also develop and commercialize additional products.
Expanding indications for our Genio system and developing new products is expensive and time-consuming and could divert management’s attention away from our core business. We plan to continue to invest in pursuing additional indications for our Genio system and in improving the Genio system to develop next generation versions designed to improve patient comfort, efficacy and convenience. For example, our ongoing BETTER SLEEP trial is designed to provide sufficient clinical evidence to enable us to market our Genio system outside the United States to patients suffering from moderate to severe OSA and who also have completed concentric collapse, or CCC. Until the outcomes of that clinical trial are fully available, there can be no assurance that our Genio system will be demonstrated to be safe and effective for the treatment of moderate to severe OSA patients with CCC.
The success of any such product development efforts will depend on several factors, including our ability to do the following:
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properly identify and anticipate physician and patient needs;

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develop and introduce new products and product enhancements in a timely manner;

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avoid infringing upon the intellectual property rights of third parties;

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obtain necessary licenses from or reach commercial agreements with third parties owning proprietary technologies or solutions;

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demonstrate, if required, the safety and efficacy of new products with data from preclinical studies and clinical trials;

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obtain the necessary regulatory authorizations and/or certifications for expanded indications, new products or product modifications;

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be fully compliant with requirements related to marketing of new devices or modified products;

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provide adequate training to potential users of our products;

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receive adequate coverage and reimbursement for procedures performed with our products; and

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develop an effective and dedicated sales and marketing team.

If we are not successful in expanding indications and developing and commercializing new products and product enhancements, our ability to increase our revenue in the future may be impaired.
Clinical trials involve a lengthy and expensive process with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.
We obtained CE-Mark certification in Europe for the Genio system in March 2019, commenced sales of the Genio system in Germany in July 2020, and are pursuing marketing activities in advance of commencing selling efforts in several other European countries. In the United States, we recently received IDE approval to commence our DREAM trial, which if successfully completed, we anticipate relying upon to support our application for marketing authorization of the Genio system in the U.S. market.
Before obtaining marketing clearance, approval or certification from regulatory authorities or Notified Bodies respectively for the sale of our Genio system, or any additional products we may develop, we expect to conduct clinical trials to demonstrate the safety and efficacy of the device in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing.
It is possible that even if the Genio system has a beneficial effect, that effect may not be detected during clinical evaluation as a result of one or more of a variety of factors, including the size, duration, design, measurements, conduct or analysis of our clinical trials. Conversely, as a result of the same factors, our clinical trials may indicate an apparent positive effect that is greater than the actual positive effect, if any. Similarly, in our clinical trials we may fail to detect adverse effects caused by our Genio system, or mistakenly believe that our system caused certain adverse effects when that is not in fact the case. Also, the inclusion and exclusion criteria we define may not sufficiently capture a trial subject population that would be most appropriate for treatment with our Genio system.
The outcome of prior clinical trials may not be predictive of the success of later clinical trials. For example, the positive outcome of our BLAST clinical trial, based on which we obtained certification for the Genio system in the EU, does not ensure that our DREAM trial or BETTER SLEEP trials will be successful. Furthermore, interim results of a clinical trial do not necessarily predict final results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through non-clinical studies and earlier clinical trials. Many companies in the medical device industry have suffered significant setbacks in late-stage clinical trials after achieving positive results in earlier development, and we cannot be certain that we will not face such setbacks.
The design of a clinical trial can determine whether its results will support marketing authorization or certification of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced or completed. We have limited experience in designing clinical trials, and there is no certainty that the design of our ongoing clinical trials will ultimately support marketing authorization or certification. Even if we believe that the results of clinical trials for our product candidates warrant marketing authorization or certification, the FDA or comparable non-U.S. regulatory authorities and Notified Bodies may disagree and may not grant marketing authorization or certification of our product candidates.
In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. Any pivotal or other clinical trials that we may conduct may not demonstrate the efficacy and safety necessary to obtain regulatory approval to market our product candidates.
The initiation and completion of clinical trials may be prevented, delayed, or halted for numerous reasons. We may experience delays in our clinical trials for a number of reasons, which could adversely affect the costs, timing or successful completion of our clinical trials, including related to the following:
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we may be required to submit additional IDEs to the FDA, which must become effective prior to commencing certain human clinical trials of medical devices, and the FDA may reject our IDE application and notify us that we may not begin clinical trials, or place restrictions on the conduct of such trials;

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regulators and other comparable foreign regulatory authorities may disagree as to the design or implementation of our clinical trials;

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regulators and/or institutional review boards, or IRBs, or other bodies may not authorize us or our investigators to commence a clinical trial, or to conduct or continue a clinical trial at a prospective or specific trial site;

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we may not reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

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clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

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our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

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we might have to suspend or terminate clinical trials for various reasons, including occurrence of adverse events or other findings that the subjects in our clinical trials are being exposed to unacceptable health risks;

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we may have to amend clinical trial protocols or conduct additional studies to reflect changes in regulatory requirements or guidance, which we may be required to submit to an IRB or other bodies and/or regulatory authorities for re-examination;

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regulators, IRBs, or other parties or bodies may require or recommend that we or our investigators suspend or terminate clinical research for various reasons, including safety signals or noncompliance with regulatory requirements;

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the cost of clinical trials may be greater than we anticipate;

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clinical sites may not adhere to the clinical protocol or may drop out of a clinical trial;

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we may be unable to recruit a sufficient number of clinical trial sites;

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regulators or other bodies may fail to approve or subsequently find fault with our manufacturing processes or facilities of third-party manufacturers with which we enter into agreement for clinical and commercial supplies, the supply of devices or other materials necessary to conduct clinical trials may be insufficient, inadequate or not available at an acceptable cost, or we may experience interruptions in supply;

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approval policies or regulations of FDA or applicable foreign regulatory agencies may change in a manner rendering our clinical data insufficient for approval; and

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our current or future products may have undesirable side effects or other unexpected characteristics.

Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of any product candidate.
In addition, clinical trials must be conducted in accordance with the laws and regulations of the FDA and other applicable regulatory authorities’ legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and IRBs or other bodies at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of our devices produced under current good manufacturing practice, or cGMP, requirements and other regulations. Furthermore, we rely on clinical trial sites, and we may in the future rely on contract research organizations, or CROs, to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance. We depend on our collaborators and on medical institutions and we may in the future depend on CROs to conduct our clinical trials in compliance with good clinical practice, or GCP, requirements. To the extent our collaborators or the CROs fail to enroll participants for our clinical trials, fail to conduct the trial to GCP standards or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays or both. In addition, conducting clinical trials in various countries may subject us to further delays and expenses as a result of increased shipment costs, additional regulatory requirements and the engagement of non-U.S. service providers, as well as expose us to risks associated with clinical investigators who are unknown to the FDA, and different standards of diagnosis, screening and medical care.
Interim, “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change as more trial subject data become available and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, we may publicly disclose interim, top-line or preliminary data from our clinical trials, which are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular registry, trial or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. Importantly, interim data from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. As a result, the interim, top-line or preliminary results that we report may differ from future results of the same trial, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Interim, top-line or preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the interim, top-line or preliminary data we previously published.
Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular non-clinical trial or clinical trial is based on what is typically extensive information, and others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. If the interim top-line or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our products and product candidates may be harmed, which could harm our business, operating results, prospects or financial condition. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our common stock. For all of the foregoing reasons, interim, top-line and preliminary data should be viewed with caution until the final data are available.
Attracting patients to perform clinical trials and meeting clinical trial objectives can be more costly and time-consuming than expected, has already been adversely impacted by the ongoing COVID-19 pandemic, and could be adversely affected by another health crisis.
In order conduct our clinical trials, we must recruit, screen and enroll eligible patients. Patients may be identified from the investigator’s own practice clinic or hospital or may be referred by another physician. Potential clinical trial participants must provide informed consent before undergoing certain clinical tests that are used to determine whether the patient meets the enrollment criteria for inclusion in the clinical trial is ineligible and must be excluded. As a result, at the time of informed consent, we do not know if a patient will be eligible to participate in the trial. For example, patients with CCC are excluded from our DREAM trial, and we cannot determine eligibility until after the patient has consented and undergone a drug-induced sleep endoscopy. To that end, we will need to screen many more patients than we intend to enroll in order to meet our enrollment criteria. After a patient is determined to be eligible and is enrolled in the clinical trial, they must comply with the trial requirements and undergo periodic time-consuming tests, including a sleep test in a sleep lab. Not all patients who undergo screening will ultimately be eligible for the enrollment in our clinical trials. Moreover, some of the enrolled participants may not comply with the requirements of the trial, thereby leading to poor or unusable data, or some may withdraw from the trial, which may compromise the results of the clinical trial.
We may not be able to initiate, continue and/or complete in a timely manner clinical trials if we are unable to locate and enroll a sufficient number of eligible patients within the planned recruitment period to participate in these trials as required by the applicable regulatory authorities in the United States, Europe and any other applicable jurisdictions.
Delays in subject enrollment or failure of trial subjects to continue to participate in a clinical trial may delay commencement or completion of the clinical trial, cause an increase in the costs of the clinical trial and delays, or result in the failure of the clinical trial. Patient enrollment in our clinical trials may be affected by many factors including:
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the fact that the Genio system is an implantable device requiring clinical trial subjects to undergo surgery;

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the existence of a competing device with FDA marketing authorization and long-term data supporting its safety and efficacy;

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clinicians’ and patients’ perceptions as to the potential advantages and risks of the Genio system in relation to other available therapies, including any new product candidates that may be approved for the indications we are investigating;

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the severity of the condition, moderate to severe OSA, under investigation and clinicians’ and patients’ perceptions as to the potential advantages and risks of the Genio system in relation to other available therapies, including any new product candidates that may be approved for this indication;

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the size and nature of the patient population;

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the severity of the disease under investigation;

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the eligibility criteria for the trial in question;

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subject compliance with the trial protocol;

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the design of the clinical trial;

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the referral practices of physicians;

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limitations placed on enrollment by regulatory authorities or other bodies;

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the ability to monitor trial subjects adequately during and after treatment;

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the proximity and availability of clinical trial sites for prospective subjects;

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the approval of other devices or therapeutics for the target indications;

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efforts to facilitate timely enrollment;

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other clinical trials competing for the same target patients as those of our clinical trials; and

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the necessity for the trial subjects to dedicate their time to multiple visits to the clinic and/or sleep lab for tests, including a sleep test in a lab, forming part of the clinical trial.

In addition, as a result of the COVID-19 pandemic, and related “shelter in place” or “quarantine” orders and other public health guidance measures, we have experienced and may experience in the future disruptions that could materially impact the ability to recruit patients to participate in our trials or otherwise disrupt normal functioning of the healthcare system which could impair our ability to conduct our clinical trials and business in general as planned. Potential causes of these disruptions include but are not limited to:
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delay of surgeon training due to the limitations of traveling for surgeons to be trained, proctors and our staff;

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delay of surgeon training due to the closing or restricted use of cadaver lab facilities hosting the training sessions;

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limitations of number of implants due to COVID-19 and recommendations from regulatory or health authorities to limit elective surgeries;

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delays in site initiation and subject enrollment due to diversion of healthcare resources away from the conduct of clinical trials, including the unavailability, diversion or reallocation of resources and facilities of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

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delays or difficulties in enrolling subjects in our clinical trials because COVID-19 in some cases has reduced the willingness of patients to participate or continue to participate in clinical trials, resulting in the need to recruit new potential participants and go through new screening processes;

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increased rates of subjects withdrawing from our clinical trials following enrollment as a result of contracting COVID-19 or other health conditions or being forced to quarantine; and

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potential non-compliance of subjects with clinical trial protocols if quarantine impedes patient movement or interrupts or restricts healthcare services.

Any difficulties in enrolling a sufficient number of subjects for any of our clinical trials, or any subjects withdrawing from the clinical trials or not complying with the trial protocols, could result in significant delays and could require us to abandon one or more clinical trials altogether. If our trial sites are restricted in performing elective surgeries or following up with their trial subjects, this may lead to missing information and may potentially impact clinical trial data quality and integrity. Enrollment delays and other issues with our clinical trials may result in increased research and development costs that may exceed the resources available to us and in delays to commercially launch the Genio system in target markets, if authorized for sale in such markets.
Serious adverse events, or SAEs, or undesirable side effects or other unexpected properties of our product candidates may be identified during development that could delay or prevent the product candidate’s marketing authorization or certification.
As is the case with implantable medical devices generally, it is likely that there may be side effects and adverse events associated with the use of our Genio system or any future product candidate. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. SAEs or undesirable side effects caused by, or other unexpected properties of, our product candidates could cause us, an IRB or regulatory authorities or other bodies to interrupt, delay or halt clinical trials of one or more of our product candidates and could result in a more restrictive label or the delay or denial of marketing approval or certification by the FDA, Notified Bodies or comparable non-U.S. regulatory authorities. If any of our product candidates is associated with SAEs or undesirable side effects or has properties that are unexpected, we may need to abandon development or limit development of that product candidate to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many medical devices that initially showed promise in clinical or earlier stage testing have later been found to cause undesirable or unexpected side effects that prevented further development of the device.
Additionally, if any of our product candidates, including the Genio system, receives marketing authorization from the FDA, the side effects observed in clinical trials could result in a more restrictive label than we anticipate.
Risks Related to Commercialization and Reimbursement
Our future financial performance depends on the commercial acceptance of the Genio system in target markets.
The Genio system is our only commercial product, which we market in certain European countries. The Genio system is CE-Marked since March 2019 for the treatment of OSA. We are working to obtain reimbursement and gain commercial market acceptance of the Genio system in initial target markets in Europe, but to date we have generated only limited revenue from commercial sales of the Genio system in Germany after commencing sales in that country in July 2020. The Genio system may not gain commercial acceptance in target markets. If we are delayed in gaining, or fail to gain and maintain commercial market acceptance of the Genio system in our target markets, because of insufficient price and reimbursement levels from government and third-party payors, competition, or the inability to demonstrate to physicians and other potential customers the benefits and cost-effectiveness of the Genio system relative to other products available on the market, the amount of revenue generated from sales of the Genio system in the future could continue to be limited, and could even decrease over time. In addition, the Genio system has not received marketing authorization in the United States, and our future financial performance will depend on the successful completion of our DREAM trial intended to support a U.S. marketing application. Any failure of the Genio system to achieve meaningful market acceptance will harm our business and future prospects.
Even if we receive marketing authorizations, clearances or certifications in our target markets to commercialize the Genio system or any product candidate that we develop, the product may become subject to unfavorable pricing regulations, third-party payor reimbursement practices or healthcare reform initiatives that could harm our business.
The commercial success of the Genio system and any other product candidates we develop will depend substantially, both in the United States and abroad, on the extent to which coverage and reimbursement for our products and related procedures will be available from government health administration authorities, private health insurers and other third-party payors such as managed care and similar healthcare management organizations. Thus, our ability to commercialize the Genio system and any product candidates we develop will depend to a significant degree on which government authorities and third-party payors decide to cover our products and at what reimbursement levels. If reimbursement is not available, or is available only to a limited extent, we may not be able to successfully commercialize our products. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish and maintain pricing sufficient to realize a meaningful return on our investment.
There is significant uncertainty related to government and other third-party payor coverage and reimbursement of newly approved medical devices. Regulatory approvals and pricing and reimbursement for new device products vary widely from country to country. Some countries require approval of the sale price of a device before it can be marketed. In many countries, the pricing review period begins after marketing authorization or certification is granted. In some non-U.S. markets, pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing authorization or certification for a product in a particular country but then be subject to price regulations that delay commercial launch of the product, possibly for lengthy time periods, which may negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing authorization or certification.
The healthcare industry is acutely focused on cost containment, both in the United States and elsewhere. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical products, which could affect our ability to sell our product candidates profitably. These payors may not view the Genio system or any other product candidates, if authorized for marketing, as cost-effective, and coverage and reimbursement may not be available to our customers, or may not be sufficient to allow our product candidates, if authorized for marketing, to be sold on a competitive basis. Cost-control initiatives could cause us to decrease the price we might establish for products, which could result in lower than anticipated product revenues. Further, if the prices for our product candidates, if authorized for marketing, decrease or if governmental and other third-party payors do not provide adequate coverage or reimbursement, our prospects for revenue and profitability will suffer. Marketing authorization or certification of a product does not guarantee sufficient reimbursement to achieve commercial success.
There may also be delays in obtaining coverage and reimbursement for newly approved products, and coverage may be more limited than the indications for which the product is authorized by the FDA or comparable non-U.S. regulatory authorities. Moreover, eligibility for reimbursement does not imply that any product will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Reimbursement rates may vary, by way of example, according to the use of the product and the clinical setting in which it is used. Reimbursement rates may also be based on reimbursement levels already set for lower cost products or may be incorporated into existing payments for other services.
Obtaining and maintaining coverage and reimbursement can be a time-consuming process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products. Increasingly, third-party payors are requiring higher levels of evidence of the benefits and clinical outcomes of new technologies and are challenging the prices charged. We may not be able to provide data sufficient to satisfy governmental and third-party payors that procedures using our products should be covered and reimbursed. We cannot be sure that coverage will be available for any product candidate that we commercialize and, if available, that the reimbursement rates will be adequate.
Outside the United States, reimbursement levels vary significantly by country and by region, particularly based on whether the country or region at issue maintains a single-payor system. Annual healthcare budgets generally determine the number of therapeutic devices like the Genio system that will be paid for by the payor in these single-payor system countries and regions. Some countries or regions may require us to gather additional clinical data before granting coverage and reimbursement for our products. We are currently working with payors in the EU to obtain coverage and reimbursement approval in countries and regions where it makes economic sense to do so; however, we may not obtain such coverage, which could have a material adverse effect on our business, financial condition and results of operations and impair our ability to grow our business.
We have limited experience marketing and selling our Genio system, and if we are unable to expand, manage and maintain our direct sales and marketing organization, we may not be able to generate revenue growth.
We have only limited experience in marketing and selling our Genio system. To achieve commercial success, we will need to expand our internal sales and marketing organization to commercialize the Genio system in markets that we will target directly. Expanding our sales and marketing team further will entail recruiting additional managerial, operational, financial and other employees, which is expensive and time-consuming and could delay product launches.
For example, if we obtain regulatory authorization to market the Genio system in the United States, we intend to build a direct sales force. We have no experience marketing and selling the Genio system in the United States. To commence commercial launch will require us to hire, develop, grow and retain a U.S.

marketing and sales organization. To do so will require significant investment in recruiting and training as we ramp up to a U.S. commercial launch. There is significant competition for marketing and sales personnel experienced in medical device sales. Once we hired such personnel, we expect to provide them with in-depth training, which can be lengthy, because it will require significant education for new marketing and sales representatives to achieve the level of clinical competency with the Genio system that physicians expect. Upon completion of training, our sales representatives will require lead time in the field to grow their network of accounts and achieve productivity levels we expect them to reach in any individual territory. If we are unable to attract, motivate, develop and retain a sufficient number of qualified sales personnel, and if our sales representatives do not achieve the productivity levels we expect them to reach, our revenue will not grow at the rate we expect and our financial performance will suffer.
If the commercial launch of the Genio system in the United States or another jurisdiction for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel. In addition, our sales efforts may be hindered in target markets if we fail to develop complementary products.
We may also decide to target certain markets indirectly via distributors or other arrangements. If we are unable to find suitable distribution partners, lose these distribution partners or if our distribution partners fail to sell our products in sufficient quantities, on commercially viable terms or in a timely manner, the commercialization of the Genio system could be materially harmed, which could prevent us from achieving or maintaining profitability.
Hesitation to change or to undertake special training and economic, social, psychological and other concerns among physicians may limit general acceptance and adoption of the Genio system.
Even if the Genio system receives marketing authorization or certification from the appropriate regulatory authorities or Notified Bodies, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. Our efforts to educate the medical community and third-party payors regarding the benefits of the Genio system are expected to require significant resources and may not be successful.
Acceptance of the Genio system will depend on physicians being convinced of the distinctive characteristics, clinical performance, benefits, safety and cost-effectiveness of the device and being prepared to undertake special training in certain cases. Furthermore, physicians will likely only adopt the Genio system if they determine, based on experience, clinical data, and published peer-reviewed journal articles that the Genio system is an attractive treatment solution, and that third-party payors, such as government programs and private health insurance plans, will provide coverage and adequate reimbursement for its use. Regarding the Genio system, only two articles related to the BLAST OSA trial have been published in the European Respiratory Journal and Laryngoscope Investigative Otolaryngology.
The degree of market acceptance of the Genio system and any other product candidates we develop will depend on a number of social, psychological, economic and other factors and concerns, including
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general conservatism about the adoption of new treatment practices and reluctance to switch their patients from existing therapies;

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personal history of adverse events and severe/serious adverse events;

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lack or perceived lack of long-term evidence supporting additional patient benefits;

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perceived liability risks associated with the use of new products and procedures;

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limited or lack of reimbursement and coverage within healthcare payment systems;

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costs associated with the purchase of new products and equipment;

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other procedures competing for physician time and attention;

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the fact that the Genio system contains an implantable device requiring surgery for implantation;

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the time commitment that may be required for special training;

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insufficient level of commercial attractiveness to physicians;

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the extent of ongoing support required by the clinician; and

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the extent of ongoing involvement of the patient in therapy.

We may focus our financial and managerial resources on a particular market resulting in a failure to capitalize on markets that may be more profitable or for which there is a greater likelihood of success.
Taking into account our current financial and managerial resources, we will have to carefully prioritize the order in which we address of our target European markets for commercialization of the Genio system, based on parameters such as market size, market readiness, and competition, and then allocate our financial and managerial resources accordingly. In order to identify our primary target markets, we make projections on the number of people by target market. These projections are derived from a variety of sources, including, but not limited to, scientific literature, governmental statistics and market research, and are highly contingent on a number of variables that are difficult to predict and may prove to be too high. If as a result of these or other factors the market for the Genio system does not develop as currently anticipated, our ability to generate revenue could be materially adversely affected. Further, if we use our financial and managerial resources to promote a particular indication expansion that is not ultimately sufficiently commercially successful, this could result in a smaller population of patients who could benefit from the Genio system than we anticipate which would result in lower potential revenue.
Competition from medical device companies and medical device subsidiaries of large healthcare and pharmaceutical companies is intense and expected to increase.
The medical technology industry is highly competitive, subject to change and significantly affected by new product introductions and other activities of industry participants. Our competitors have historically dedicated and will continue to dedicate significant resources to promoting their products or developing new products or methods to treat moderate to severe OSA. We compete as a second line therapy in the OSA treatment market for patients with moderate to severe OSA.
We consider other companies that have designed hypoglossal nerve stimulation technologies to treat OSA as direct competitors. We are aware of only one currently marketed nerve stimulation device for the treatment of OSA, the Inspire Medical system marketed by Inspire Medical Systems, Inc., and one other nerve stimulation system for the treatment of OSA commercially available in Europe from ImThera/LivaNova PLC. The Inspire Medical system is currently the only neuro stimulation system approved to treat moderate to severe OSA in the United States. Additionally, we also consider, as indirect competition, invasive surgical treatment options such as uvulopalatopharyngoplasty and maxillomandibular advancement surgery and, to a lesser extent, mandibular advancement devices, which are primarily used in the treatment of mild to moderate OSA.
In Europe, the Genio system is CE-Mark certified for use as a second-line therapy in the treatment of moderate to severe OSA in patients who do not tolerate, refused or failed CPAP therapy. If one or more CPAP device manufacturers successfully develop a CPAP device that is better tolerated and demonstrates significantly higher compliance rates, or if improvements in other second-line therapies make them more effective, cost effective, easier to use or otherwise more attractive than the Genio system, these therapies could have a material adverse effect on our sales, financial condition and results of operations.
Companies against which we compete, directly or indirectly, may have competitive advantages with respect to primary competitive factors in the OSA treatment market, including:
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greater company, product and brand recognition;

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a more extensive body of clinical data demonstrating product reliability and durability;

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more effective marketing to and education of patients, physicians and sleep centers;

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greater product ease of use and patient comfort;

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more sales force experience and greater market access;

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better product support and service;

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more advanced technological innovation, product enhancements and speed of innovation;

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more effective pricing and revenue strategies;

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lower procedure costs to patients;

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more effective reimbursement teams and strategies;

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dedicated practice development; and

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more effective clinical training teams.

The commercial availability of any approved competing product could potentially inhibit recruitment and enrollment in our clinical trials. We may successfully conclude our clinical trials and obtain final regulatory authorization or certification, and nevertheless may fail to compete against competitors or alternative treatments that may be available or developed for the relevant indication. Alternative treatments include devices and surgery, as well as potential pharmacological treatments, among others. New treatment options may emerge yielding clinical results better than or equal to those achieved with the Genio system, possibly at a lower cost. Emergence of such new therapies may inhibit our ability to develop and grow the market for the Genio system. Furthermore, new entrants into the markets in which we operate could also decide to more aggressively compete on price, requiring us to reduce prices to maintain market share.
The ongoing COVID-19 pandemic, and the occurrence of another pandemic, epidemic or other health crisis, could have a negative impact on our product development and manufacturing activities, the recruitment and conduct of our clinical trials and our ability to source required funding, which could delay or prevent us from executing our strategy as planned.
Our business and the business of our development and manufacturing partners and suppliers could be materially adversely affected by the impacts of pandemics, epidemics or other health crises, including the ongoing COVID-19 pandemic. The ultimate impact of the COVID-19 pandemic or any similar health pandemic or epidemic is highly uncertain and subject to rapid change.
Our business could be adversely affected by health epidemics wherever we have clinical trial sites or other business operations. In addition, health epidemics could cause significant disruption in the operations of third-party manufacturers, suppliers and other third parties upon whom we rely. Most recently, the global COVID-19 pandemic and government measures taken in response have also had a significant impact on businesses and commerce worldwide, as worker shortages have occurred; supply chains have been disrupted; facilities and production have been suspended across a variety of industries; and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen. In connection with COVID-19, we implemented various governmental safety guidelines, including work-from-home policies for certain employees. The effects of government orders and our work-from-home policies may negatively impact productivity, disrupt our business and delay our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course.
We depend on a global supply chain to manufacture the components of the Genio system which are sent to our facilities in Israel and Belgium, where final assembly is to be completed. Quarantines, shelter-in-place and similar government orders, or the expectation that such orders, shutdowns or other restrictions could occur, whether related to COVID-19 or other infectious diseases, could impact personnel at third-party manufacturing facilities in the United States and other countries, or the availability or cost of materials, which could disrupt our supply chain.
If our relationships with our suppliers or other vendors are terminated or scaled back as a result of the COVID-19 pandemic or other health epidemics, we may not be able to enter into arrangements with alternative suppliers or vendors or do so on commercially reasonable terms or in a timely manner. Switching or adding additional suppliers or vendors involves substantial cost and requires management time and focus. In addition, there is a natural transition period when a new supplier or vendor commences work. As a result, delays may occur, which could adversely impact our ability to meet our desired clinical development and any future commercialization timelines. Although we carefully manage our relationships with our suppliers and vendors, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not harm our business.

In addition, our ongoing clinical trials have been and may continue to be affected by the COVID-19 pandemic. Clinical site initiation, subject enrollment and activities that require visits to clinical sites, including data monitoring, have been and may continue to be delayed due to prioritization of hospital resources toward the COVID-19 pandemic or concerns among patients about participating in clinical trials during a pandemic. Some trial subjects may have difficulty following certain aspects of clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. For example, some clinical trial subjects, including patients in our DREAM clinical trial in the United States may not be able to attend follow-ups and comply with trial protocols. These challenges have and in the future may continue to increase the costs of completing our clinical trials. Similarly, if we are unable to successfully recruit and retain subjects and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 or experience additional restrictions by their institutions, city or state, our clinical trial operations could be adversely impacted. There is also the risk that participants enrolled in our clinical trials will contract COVID-19 while the clinical trial is ongoing, which could impact the results of the clinical trial, including by increasing the number of observed adverse events.
The COVID-19 pandemic has resulted in significant disruption of global financial markets, resulting in economic downturns in many countries that could continue to significantly impact our business and operations and may reduce our ability to access capital, which could in the future negatively affect our access to investment capital. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of the ordinary shares. These and similar, and perhaps more severe, disruptions in our operations could have a material adverse effect on our business, results of operations, cash flows, financial condition and/or prospects.
Risks Related to Our Dependence on Third Parties and on Key Personnel
A loss or degradation in performance of the suppliers on which we depend for services and components used in the production and assembly of the Genio system could have a material effect on our business, financial condition and results of operations.
The Genio system requires customized components and services that are currently available from a limited number of sources. If these suppliers decide not to supply, are unable to supply, or if they provide us with components or services of insufficient quality, this could harm our reputation and business by affecting, for example, product availability and performance. Our suppliers might not be able or willing to continue to provide us with the components or services we need, at suitable prices or in sufficient quantity or quality. If any of our existing suppliers is unable or unwilling to meet our demand for components or services, or if the services or components that they supply do not meet quality and other specifications, clinical trials or sales of the Genio system could be delayed or halted, which could prevent us from achieving or maintaining profitability. For instance, we currently rely on a single source supplier for a number of critical components to the Genio system. We are seeking to qualify additional suppliers for certain of our components. The addition of a new supplier to the production process generally requires extensive evaluations, testing and regulatory approval, making it difficult and costly for us to diversify our exposure to single source suppliers. In addition, if we have to switch to a replacement supplier for any of our product components or for certain services required for the production and assembly of the Genio system such as, for example, the sterilization and coating of the product components, or if we have to commence our own manufacturing to satisfy market demand, we may face delays, and the manufacturing and delivery of the Genio system could be interrupted for an extended period of time, which could delay completion of our clinical trials or commercialization and prevent us from achieving or maintaining profitability. Alternative suppliers may be unavailable, may be unwilling to supply, may not have the necessary regulatory approvals or certifications, or may not have in place an adequate quality management system. Furthermore, modifications to a service or component made by a third-party supplier could require new approvals or certifications from the relevant regulatory authorities before the modified service or component may be used.
If we are required to change the manufacturer of a critical component of our implant systems, we will be required to verify that the new manufacturer maintains facilities, procedures and operations that comply with our quality and applicable regulatory requirements, which could further impede our ability to manufacture our implant systems in a timely manner. If we encounter demand for our system in excess of our inventory and we need to contract with these additional suppliers, we will face challenges in meeting that demand. Transitioning to a new supplier could be time-consuming and expensive, may result in interruptions in our operations and product delivery, could affect the performance specifications of our implant systems or could require that we modify the design of those systems. If the change in manufacturer results in a significant change to any product, new marketing authorizations or certification from the FDA or similar regulatory authority may be necessary before we implement the change, which could cause substantial delays. The occurrence of any of these events could harm our ability to meet the demand for our products in a timely or cost-effective manner.
In addition, our suppliers may discontinue their supply of components or services upon which we rely before the end of the product life of the Genio system. The timing of a discontinuation may not allow us sufficient time to develop and obtain any regulatory authorizations or certifications as required for replacement components or service before we exhaust our inventory. If suppliers discontinue their supply of components or services, we may have to pay premium prices to our suppliers to keep their production or service lines open or to obtain alternative suppliers, buy substantial inventory to last until the scheduled end of life of the Genio system or through such time as we have an alternative component developed and authorized by the regulatory authorities, or temporarily cease supplying the Genio system once our inventory of the affected component is exhausted.
Any of these interruptions to the supply of services or components could result in a substantial reduction in our available inventory and an increase in our production costs.
We may be unable to attract and retain management and other personnel we need to succeed.
Given our current state of the development, reliance on the expertise and experience of our board of directors, management and other key employees, as well as contractors, in management, engineering, manufacturing, clinical and regulatory matters, sales and marketing, and other functions is crucial. The departure of any of these individuals without timely and adequate replacement or the loss of any of our senior management or other key employees would make it difficult for us to achieve our objectives in a timely manner, or at all. We might not be able to find and attract other individuals with similar levels of expertise and experience or similar relationships with commercial partners and other market participants. In addition, our competitive position could be compromised if a member of senior management transferred to a competitor.
We expect to expand our operations and grow our clinical development, manufacturing, administrative and commercial operations. This will require hiring a number of qualified clinical, scientific, commercial and additional administrative, sales and marketing personnel. Competition for skilled personnel is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all. Competitors may have greater financial and other resources, different risk profiles and a longer history than we do. If we are unable to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our development, commercialization or growth. Failure to retain or attract key personnel could have a material adverse effect on our business, results of operations, cash flows, financial condition and/or prospects. In addition, if, as a result of COVID-19, our employees are not able to come to work, then this could also have a material adverse effect on our business, results of operations, cash flows, financial condition and/or prospects.
We rely, or may rely in the future, on third parties to provide critical advice and conduct our clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of clinical trials. Third-party performance failure may increase our developments costs, delay granting of regulatory authorizations or certifications or delay or prevent commercialization.
We rely, and may rely in the future, on third parties to conduct certain clinical trials, perform data collection and analysis and provide marketing, manufacturing, regulatory advice and other services that are crucial to our business. In particular, our technology and product development activities or clinical trials conducted in reliance on third parties may be delayed, suspended, or terminated if the third parties do not devote a sufficient amount of time or effort to our activities or otherwise fail to successfully carry out their contractual duties or to meet regulatory obligations or expected deadlines; if we replace a third party; if the quality or accuracy of the data obtained by third parties is compromised due to their failure to adhere to clinical protocols, regulatory requirements, or for other reasons including the loss of data; or if the third party becomes bankrupt or enters into liquidation.

We may not always have the ability to control the performance of third parties in their conduct of their activities. Our agreements with these third parties generally allow the third party to terminate the agreement at any time, subject to standard notice terms. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, or agreements with such third parties are terminated for any reason, we would be required to find a replacement third party to conduct the required activities. We may be unable to enter into a new agreement with another third party on commercially acceptable terms. Furthermore, if the quality or accuracy of the data obtained by the third party is compromised, or if data are otherwise lost, we would be required to repeat the affected trial. Third-party performance failures may therefore increase our development costs, delay our ability to obtain regulatory approval, and delay or prevent the commercialization of the Genio system in target markets. In addition, our third-party agreements usually contain a clause limiting such third party’s liability, such that we may not be able to obtain full compensation for any losses that we may incur in connection with the third party’s performance failures.
Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, we design our clinical trials and will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA and other regulatory authorities require us to comply with GCP regulations and international standards relating to the conduct, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Our reliance on third parties that we do not control to manage those operations does not relieve us of these responsibilities and requirements. Our failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the marketing authorization or certification process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws. We also are required to register ongoing clinical trials and post the results of certain completed clinical trials on certain government-sponsored databases, such as ClinicalTrials.gov in the United States, within specified time frames. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.
Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties for any reason, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, regulatory approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates.
Performance issues, service interruptions or price increases by our shipping carriers could adversely affect our business and harm our reputation and ability to supply our products on a timely basis.
Expedited, reliable shipping is essential to our operations since the components of the Genio system are manufactured to our specifications by third-party suppliers in various jurisdictions. While the initial assembly of the different electronic components is done by different external suppliers, the final assembly is performed in our facility in Tel Aviv. As a result, we rely heavily on providers of transport services for reliable and secure point-to-point transport of the key components of the Genio system to our facility and for tracking of these shipments. Should a carrier encounter delivery performance issues such as loss, damage or destruction of any components, it would be costly to replace such components in a timely manner and such occurrences, if they resulted in delays to the assembly and shipment of the completed Genio system to customers, may damage our reputation and lead to decreased demand for the Genio system and increased cost and expense to our business. In addition, any significant increase in shipping rates could adversely affect our operating margins and results of operations. Similarly, strikes, severe weather, natural disasters or other service interruptions affecting delivery services we use would adversely affect our ability to process orders for the Genio system on a timely basis.

Risks Related to the Countries in which We Operate
Significant parts of our operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.
Our research and development facility and all manufacturing facilities are located in Tel Aviv, Israel. In addition, the majority of our employees and some officers are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly adversely affect our business. Any armed conflicts, terrorist activities, political instability in the region or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our business conditions in general and harm our results of operations. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although Israeli legislation requires the Israeli government to cover the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure that this government coverage will be maintained, or if maintained, will be sufficient to fully compensate us if any damages are incurred. Any losses or damages incurred by us could have a material adverse effect on our business.
We are subject to the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our business and operations.
Our operations are subject to anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, the U.S. domestic bribery statute contained in 18 U.S.C. §201, the U.S. Travel Act (or FCPA); the UK Bribery Act 2010 (the “Bribery Act”); and other anti-corruption laws that apply in countries where we do business. The FCPA, the Bribery Act, and these other laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, a financial or other advantage to government officials or other persons to induce them to improperly perform a relevant function or activity (or reward them for such behavior). U.S. authorities that enforce the FCPA, including the Department of Justice, deem most health care professionals and other employees of foreign hospitals, clinics, research facilities and medical schools in countries with public health care or public education systems to be “foreign officials” under the FCPA. When we interact with foreign health care professionals and researchers in testing and marketing our products abroad, we must have policies and procedures in place sufficient to prevent us and agents acting on our behalf from providing any bribe, gift or gratuity, including excessive or lavish meals, travel or entertainment in connection with marketing our products and services or securing required permits and approvals such as those needed to initiate clinical trials in foreign jurisdictions. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the maintenance of books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and the development and maintenance of an adequate system of internal accounting controls for international operations. The SEC is involved with the books and records provisions of the FCPA.
We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the EU, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations.
If we fail to comply with these laws and regulations, we could be subject to governmental investigations, prosecutions and penalties, including substantial fines and potential imprisonment of the individuals involved. Any such circumstances would carry the risk of substantial damage to our reputation for corporate integrity and would likely have a material adverse effect on our business and future prospects.
Risks Related to Manufacturing
We may not be able to manufacture or outsource manufacturing of the Genio system in sufficient quantities, in a timely manner or at a cost that is economically attractive.
Our revenue and other operating results will depend, in large part, on our ability to manufacture and sell the Genio system in sufficient quantities and quality, in a timely manner, and at a cost that is economically attractive.

We expect to be required to significantly increase manufacturing volumes as clinical trials on the Genio system are expanded and the Genio system is commercialized. The capacity of our facility in Tel Aviv is expected to cover the Genio Implantable Stimulator and Genio External Stimulator demand up until the end of 2021. Manufacturing of the Genio Activation Chip and the Genio Charging Unit is mostly outsourced to a third party contract manufacturing organization. In order to support future demand for the Genio system, we may need to expand our manufacturing capacity, which could require opening a new facility or additional outsourcing to a third-party contract manufacturing organization. For example, if we obtain regulatory authorization to market the Genio system in the United States we would likely have to significantly increase our manufacturing capabilities in order to satisfy anticipated demand. We expect that this could include opening a manufacturing facility in the United States. Opening a new manufacturing facility could involve significant additional expenses, including for the construction of a new facility, the movement and installation of key manufacturing equipment, the modification of manufacturing processes and for the recruitment and training of new team members. In addition, we must also notify, and in most cases obtain approval from, regulatory authorities regarding any changes or modifications to our manufacturing facilities and processes, and the regulatory authorities might not authorize us to proceed or might delay the process significantly.
In addition, our current business expectation is that the cost of goods sold will decline over time as the cumulative volume of Genio systems manufactured grows. However, we or our suppliers might not be able to increase yields and/or decrease manufacturing costs with time, and in fact costs may increase, which could prevent us from achieving or maintaining profitability.
Our results of operations could be materially harmed if we are unable to accurately forecast customer demand for our Genio system and manage our inventory.
To ensure adequate inventory supply of the Genio system in general and its components, we must forecast inventory needs and place orders with our suppliers based on our estimates of future demand for the Genio system and its components. To date, we have only commercialized the Genio system in limited quantities in Germany, and our ability to accurately forecast demand for our Genio system could be negatively affected by many factors, including failure to accurately manage our expansion strategy, product introductions by competitors, an increase or decrease in customer demand for the Genio system or for products of our competitors, failure to accurately predict customer acceptance of new products, unanticipated changes in general market conditions or regulatory matters, and weakening of economic conditions or consumer confidence in future economic conditions. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs, which would cause our gross margin to be adversely affected and could impair the strength of the Genio brand. Conversely, if we underestimate customer demand for the Genio system, our third-party contract manufacturers may not be able to deliver products to meet our requirements, and this could result in damage to our reputation and customer relationships. In addition, if we experience a significant increase in demand, additional supplies of raw materials or additional manufacturing capacity may not be available when required on terms that are acceptable to us, or at all, or suppliers or third-party manufacturers might not be able to allocate sufficient capacity in order to meet our increased requirements, which could have an adverse effect on our ability to meet customer demand for the Genio system.
We intend to maintain sufficient levels of inventory in order to protect ourselves from supply interruptions. As a result, we will be subject to the risk that a portion of our inventory will become obsolete or expire, which could affect our earnings and cash flows due to the resulting costs associated with the inventory impairment charges and costs required to replace such inventory.
Risks Related to Legal and Regulatory Compliance Matters
Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.
Our Genio system is regulated as a medical device. We and our products are subject to extensive regulation in the United States and elsewhere, including by the FDA and its foreign counterparts. The FDA and foreign regulatory agencies regulate, among other things, with respect to medical devices: design, development and manufacturing; testing, labeling, content and language of instructions for use and storage; clinical trials; product safety; establishment registration and device listing; marketing, sales and distribution; pre-market clearance, classification and approval; record keeping procedures; advertising and promotion; recalls and field safety corrective actions; post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; post-market approval trials; and product import and export.
The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. The FDA enforces its regulatory requirements through, among other means, periodic unannounced inspections. We do not know whether we or our contract manufacturers will be found compliant in connection with any future FDA inspections. Failure to comply with applicable regulations could jeopardize our ability to sell the Genio system and any other product candidates, if they obtain marketing authorization, and result in enforcement actions such as: warning letters; fines; injunctions; civil penalties; termination of distribution; recalls or seizures of products; delays in the introduction of products into the market; total or partial suspension of production; refusal to grant future clearances or approvals; withdrawals or suspensions of clearances or approvals, resulting in prohibitions on sales of our products; and in the most serious cases, criminal penalties.
The Genio system is still unapproved in certain significant markets, such as the United States market, and seeking and obtaining regulatory authorization or certification for active implantable medical devices can be a long, expensive and uncertain process.
Applications for prior regulatory authorization in the countries where we intend to sell or market the Genio system and any other products we develop may require extensive non-clinical, clinical and performance testing, all of which must be undertaken in accordance with the requirements of regulations established by the relevant regulatory agencies, which are complex and have become more stringent over time. We may be adversely affected by potential changes in government policy or legislation applicable to implantable medical devices. At the date of this prospectus, we have received certification to market the Genio system in the European Union, or EU, member states through CE-Marking and Israeli Medical Devices and Accessories, or AMAR, also through CE-Marking. CE-Marking is also valid in the European Economic Area, or EEA (which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland).
In the United States, we are in the early stages of a process of seeking marketing authorization. We received an IDE approval from the FDA on June 23, 2020, which allows us to proceed with certain clinical testing of the Genio system in the United States, and we are in the process of determining the appropriate regulatory pathway to pursue for seeking marketing authorization for the device from the FDA. Even though we have received approval an IDE, the Genio system may not successfully obtain marketing authorization. In addition, there may be substantial and unexpected delays in the process, for example in the initiation and completion of clinical trial testing and evaluation.
Since the Genio system is a wireless medical device, additional complications may arise with respect to obtaining marketing authorization in the United States. For example, the Federal Communications Commission must also determine that wireless medical devices, such as the Genio system, are compatible with other uses of the spectrum on which the device operates, and that power levels and the frequency spectrum of the wireless energy transfer comply with applicable regulations.
Even if we obtain marketing authorization or certification for our product candidates, the terms of such authorizations or certifications and ongoing regulation of our products may limit how we manufacture and market our products. Compliance with such requirements may involve substantial resources, which could materially impair our ability to generate revenue.
Even if marketing authorization, certification or approval of a product candidate is received, commercial products and their manufacturers are subject to ongoing review and extensive regulation, including with respect to the manufacture, medical device reporting, import, export, registration, listing of devices and post-market surveillance of the product. For example, medical device manufacturers must submit periodic reports to the FDA after obtaining marketing authorization. These reports include information about failures and certain adverse events associated with the device after its marketing authorization.

Failure to submit such reports, or failure to submit the reports in a timely manner, could result in enforcement action by the FDA. Following its review of the periodic reports, the FDA might ask for additional information or initiate further investigation. Accordingly, assuming we receive marketing authorization or certification for one or more of our product candidates, we and our contract manufacturers will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance, and quality control. If we are not able to comply with post-market regulatory requirements, we could have any marketing authorizations or certifications we have obtained for our products withdrawn by regulatory authorities and our ability to market any future products could be limited, which could adversely affect our ability to achieve or sustain profitability. Thus, the cost of compliance with post-market regulations may have a negative effect on our operating results and financial condition.
Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA and other regulatory authorities, which may include, among other things: untitled letters or warning letters; fines, injunctions, consent decrees and civil penalties; recalls, termination of distribution, administrative detention, or seizure of our products; customer notifications or repair, replacement or refunds; operating restrictions or partial suspension or total shutdown of production; delays in or refusal to grant our requests for future clearances, de novo classifications, approvals, certifications or other marketing authorizations of new products, new intended uses, or modifications to existing products; withdrawals or suspensions of any granted marketing authorizations or certifications, resulting in prohibitions on sales of our products; or criminal prosecution. Any of these sanctions could have a material adverse effect on our reputation, business, financial condition and results of operations.
In addition, the FDA may change its marketing authorization policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay marketing authorization of any product candidate under development or impact our ability to modify any products authorized for market on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain marketing authorizations, increase the costs of compliance or restrict our ability to maintain any marketing authorizations we have obtained.
Failure to comply with the significant regulations and approvals to which our manufacturing facilities and those of our third-party suppliers are subject to may affect our business.
We currently manufacture the Genio system and have entered into relationships with third party suppliers to manufacture and supply certain components of the Genio system. Our manufacturing practices and the manufacturing practices of our third-party suppliers are subject to ongoing regulation and periodic inspection. In the United States, the methods used in, and the facilities used for, the manufacture of medical devices must comply with the FDA’s Quality System Regulation, or QSR, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, and servicing of medical devices. Furthermore, we will be required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors. The Genio system is also subject to similar state regulations and various laws and regulations of other countries governing manufacturing.
Any failure to follow and document the adherence to regulatory requirements (including having in place an adequate quality management system in line with the most up-to-date standards and regulations) by us or our third- party suppliers may lead to significant delays in the availability of the Genio system for commercial sale or clinical trials, may result in the termination of or a hold on a clinical trial, or may delay or prevent filing or approval or maintenance of marketing applications for the Genio system.
In the United States, the FDA and other federal and state agencies, including the Department of Justice, closely regulate compliance with all requirements governing medical device products, including requirements pertaining to marketing and promotion of devices in accordance with the provisions of the approved labeling and manufacturing of products in accordance with cGMP requirements. Violations of such requirements may lead to investigations alleging violations of the FDCA and other statutes, including the False Claims Act and other federal and state health care fraud and abuse laws as well as state consumer protection laws. Our failure to comply with all regulatory requirements, and later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, may yield various results, including:
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litigation involving patients using our products;

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restrictions on our products, manufacturers or manufacturing processes;

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restrictions on the labeling or marketing of a product;

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restrictions on product distribution or use;

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requirements to conduct post-marketing studies or clinical trials;

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untitled or warning letters;

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fines, restitution or disgorgement of profits or revenues;

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consent decrees;

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total or partial suspension or clinical hold of one or more of our clinical trials;

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total or partial suspension or withdrawal regulatory approvals;

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total or partial suspension of production or distribution;

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delay of or refusal to approve pending applications or supplements to approved applications or to provide future market authorizations, certifications or approvals;

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mandatory communications with physicians and other customers about concerns related to actual or potential safety, efficacy, and other issues involving us;

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withdrawal of the products from the market;

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mandatory product recalls or seizure of products;

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damage to relationships with any potential collaborators;

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unfavorable press coverage and damage to our reputation; or

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injunctions or the imposition of civil or criminal penalties.

Any of the foregoing actions could be detrimental to our reputation or result in significant costs or loss of revenues. Any of these actions could significantly and negatively affect supply of the Genio system, if authorized for sale by the FDA. If any of these events occurs, we could be exposed to product liability claims and we could lose customers and experience reduced sales and increased costs.
Our ability to continue sales of our product in the European Union may be materially impaired if we do not take necessary steps to comply with the certification requirements of the new EU Medical Device Regulation.
On May 25, 2017, the EU Medical Devices Regulation (Regulation 2017/745) entered into force, which repeals and replaces Council Directive 93/42/EEC, or the Medical Devices Directive, and Council Directive 90/385/EEC, or the AIMD Directive. Unlike directives, which must be implemented into the national laws of the EU member states, regulations are directly applicable (i.e., without the need for adoption of EU member state laws implementing them) in all EU member states and are intended to eliminate current differences in the regulation of medical devices among EU member states. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EU for medical devices and ensure a high level of safety and health while supporting innovation.
The Medical Devices Regulation was originally intended to become effective three years after publication, but in April 2020 the transition period was extended by the European Parliament and the Council of the EU by an additional year, until May 26, 2021. Devices lawfully placed on the market pursuant to the EU Medical Devices Directive and the AIMD Directive prior to May 26, 2021 may generally continue to be made available on the market or put into service until May 26, 2025. Once effective, the new regulations will among other things:

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Strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

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Establish explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

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Improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;

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Set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and

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Strengthen the rules for the assessment of certain high-risk devices, which may have to undergo an additional check by experts before they are placed on the market.

These modifications may have an effect on the way we design and manufacture product and products candidates and conduct our business in the EU and EEA (also including Norway, Liechtenstein and Iceland). For example, as a result of the transition towards the new regime, Notified Body review times have lengthened, and product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business. While our products have recently been certified under the AIMD Directive and can remain on the EU market until May 2024 and we are already preparing the implementation of the new requirements of the Medical Devices Regulation, we cannot exclude unexpected regulatory hurdles and possible delays while transitioning towards the new regime.
The EU-UK Trade and Cooperation Agreement, or TCA, came into effect on January 1, 2021. The TCA does not specifically refer to medical devices. However, as a result of Brexit, the EU Medical Devices Regulation will not be implemented in the UK, and previous legislation that mirrored the EU Medical Devices Regulation in the UK law has been revoked. The regulatory regime for medical devices in the UK will continue to be based on the requirements derived from current EU legislation, and the UK may choose to retain regulatory flexibility or align with the EU Medical Devices Regulation going forward. CE-markings will continue to be recognized in the UK, and certificates issued by EU-recognized Notified Bodies will be valid in the UK, until June 30, 2023. For medical devices placed on the UK market after this period, the UK Conformity Assessment, or UKCA, marking will be mandatory. In contrast, UKCA marking and certificates issued by UK Notified Bodies will not be recognized on the EU market. The TCA does provide for cooperation and exchange of information in the area of product safety and compliance, including market surveillance, enforcement activities and measures, standardization related activities, exchanges of officials, and coordinated product recalls (or other similar actions). For medical devices that are locally manufactured but use components from other countries, the “rules of origin” criteria will need to be reviewed. Depending on which countries products will be ultimately sold in, manufacturers may start seeking alternative sources for components if this would allow them to benefit from no tariffs. The rules for placing medical devices on the Northern Ireland market will differ from those in the UK. These modifications may have an effect on the way we design and manufacture products and we conduct our business in these countries.
Seeking, obtaining and maintaining certification in the EU under the new Medical Device Regulation, with the CE-Mark to be re-certified before May 2024, can be an uncertain process and Notified Bodies have limited resources and may experience backlogs.
Under the EU Medical Devices Regulation, devices such as our Genio system currently on the market in the EU that have been granted a CE-Mark under the AIMD Directive, will need to be re-evaluated and re-certified in accordance with the new Medical Devices Regulation. Any modification to an existing CE-Marked medical device will also require review and certification under the EU Medical Devices Regulation. Under normal circumstances, medical device manufacturers must undergo on-site audits by Notified Bodies in order to maintain their CE-Mark certifications per the requirements of the EU Medical Devices Directive. As many CE-Mark certifications will become void as part of the transition to the EU Medical Devices Regulation, Notified Bodies also have to start certifying medical devices in accordance with the EU Medical Devices Regulation. As another consequence of the COVID-19 pandemic, Notified Bodies’ on-site audits have not been feasible due to quarantine and travel restrictions and most of them have been postponed. Even though some specific measures have been implemented to determine whether remote audits can be conducted or be supplemented with an on-site audit once travel restrictions are lifted, this situation could significantly impact the ability of Notified Bodies to timely review and process our regulatory submissions.
The EU Medical Devices Regulation also requires a re-designation of the Notified Bodies, the organizations designated by the EU member state in which they are based that are responsible for assessing whether medical devices and manufacturers of medical devices meet the applicable regulatory requirements in the EU. To be re-designated, Notified Bodies must demonstrate increased technical expertise in their scope of designation, as well as improved quality management systems. This re-designation process has caused backlogs in the assessment of medical devices and medical device manufacturers during the transition period leading up to the May 2021, the effective date of the EU Medical Devices Regulation. In the European Union, not all Notified Bodies have been re-designated so far and the COVID-19 pandemic has significantly slowed down their designation process. Without EU Medical Devices Regulation designation, Notified Bodies may not yet start certifying devices in accordance with the new Regulation.
The CE-Mark obtained in 2019 for our Genio system will remain valid until March 2024, and it must be re-certified under the EU Medical Devices Regulation before then. The re-certification requires us to present documentation and other evidence demonstrating that the performance and the safety of the system has been maintained and that the system continues to meet existing regulations and standards. Otherwise, the marketing and sale of the Genio system in EU member states may be temporarily or permanently prohibited. Significant modifications to the Genio system, if any, will also require certification under the EU Medical Devices Regulation.
The overall backlogs experienced by the Notified Bodies having already been re-designated (including the Dutch company DEKRA Certification B.V., which issued the CE-Mark and an ISO 13485:2016 certificate to us under the AIMD Directive) might have a negative impact on the re-certification of the Genio system. We believe, however, that we are on track to meet the new requirements by the deadlines set forth in the EU Medical Devices Regulation.
Any third-party entities that we rely upon for distribution of our products in the EU, such as our local distributor in Spain, also need to be compliant with the EU Medical Devices Regulation. If a distributor in the EU fails to meet the EU Medical Devices Regulation requirements, on a timely basis or at all, the marketing and sale of the Genio system by such distributor may be temporarily or permanently prohibited.
Any delay or failure to comply with the EU Medical Devices Regulation could result in the sale of the Genio system being temporarily or permanently prohibited in EU member states and affect our reputation, business, financial condition, results of operations and prospects.
Compliance with regulations for quality systems for medical device companies is difficult, time consuming and costly.
We have developed and maintains a quality management system for medical devices intended to ensure quality of our products and activities. The system is designed to be in compliance with regulations in many different jurisdictions, including the QSR mandated by the FDA in the United States and the requirements of the AIMD Directive in the European Union, including the international standard ISO13485 required by the member states in Europe that recognize the CE-Mark, as well as Israel, New Zealand and Australia.
Compliance with regulations for quality management systems for medical device companies is time consuming and costly, and there are changes in such regulations from time to time. For example, the latest version of ISO13485, ISO13485:2016, aims to harmonize the requirements of ISO13485 with the requirements of the AIMD Directive. While management believes that we are compliant with existing quality management system regulations for medical device companies as of the date of this prospectus, it is possible that we may be found to be non-compliant with new or existing regulations in the future. In addition, we may be found to be non-compliant as a result of future changes in, or interpretation of, the regulations for quality systems. If we do not achieve compliance or subsequently become non-compliant, the regulatory authorities may require that we take appropriate action to address non-conformance issues identified in a regulatory audit, and may, if we do not take such corrective actions in a timely manner, withdraw marketing clearance, or require product recall or take other enforcement action.

Our external vendors must, in general, also comply with the quality systems regulations and ISO13485. Any of our external vendors may become non-compliant with quality systems regulations or ISO13485, which could result in enforcement action by regulatory authorities, including, for example a warning letter from the FDA or a requirement to withdraw from the market or suspend distribution, or export or use of products manufactured by one or more of our vendors.
Any change or modification to a device (including changes to the manufacturing process) may require supplemental filings to regulatory authorities or new submissions for marketing authorization or certification (depending on the jurisdiction) and must be made in compliance with appropriate quality system regulations (such as the QSR for the United States and the AIMD Directive and the EU Medical Devices Regulation for Europe), which may cause interruption to or delays in the marketing and sale of our products. Regulations and laws regarding the manufacture and sale of AIMDs are subject to future changes, as are administrative interpretation and policies of regulatory agencies. If we fail to comply with such laws and regulations where we would intend to market the Genio system, we could be subject to enforcement action including recall of our device, withdrawal of approval, authorization, certification or clearance and civil and criminal penalties. If any of these events occur, it may materially and adversely affect our business, financial condition, results of operations and prospects.
Active implantable medical devices such as the Genio system carry risks associated with the surgical procedure for implant or removal of the device, use of the device, or the therapy delivered by the device.
The Genio system is a medical device with complex electronic circuits and software and includes a component that is implanted in the patient through a surgical procedure. It is not possible to design and build electronic implantable medical devices that are 100% reliable, since all electronic devices carry a risk of failure. Furthermore, all surgical procedures carry risks, and the effectiveness of any medical therapy varies between patients. The consequences of failure of the Genio system include complications arising from product use and associated surgical procedures and could range from minor to life-threatening effects and even death.
All medical devices have associated risks. Regulatory authorities regard active implantable medical devices, or AIMDs, as the highest risk category of medical devices and, accordingly, AIMDs are subject to a high level of scrutiny when seeking regulatory approval or other marketing authorization. The Genio system was reviewed, classified and the certificate of conformity as an AIMD was issued by our European Notified Body allowing us to affix the CE-Mark. A CE-Mark in Europe indicates that the device in question is in full compliance with European legislation. Medical devices authorized for marketing in the European Union need to comply with the essential requirements laid down in the AIMD Directive and in particular to demonstrate that they are designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others (that the potential benefits outweigh potential risks). In addition, medical devices must achieve the performance intended by the manufacturer and be designed, manufactured, and packaged in a suitable manner. Devices authorized first in the European Union may be associated with an increased risk of post-marketing safety alerts and recalls. On the other hand, before FDA premarket approval of a medical device in the United States, a device must be shown to be safe and effective per its intended use. The risks associated with medical devices and the therapy delivered by them, include, among others, risks associated with any surgical procedure, such as infection, allergic reaction, and consequences of anesthesia and risks associated with any implantable medical device such as device movement, electromagnetic interference, device failure, tissue damage including nerve damage, pain and psychological side effects associated with the therapy or the surgical procedure.
Adverse events associated with these risks may lead some patients to blame us, the physician or other parties for such occurrences. This may result in product liability lawsuits, medical malpractice lawsuits, investigations by regulatory authorities, adverse publicity, criminal charges or other harmful circumstances for us. Any of those circumstances may have a material adverse effect on our ability to conduct our business, to continue selling the Genio system, to achieve revenue objectives, or to develop future products.
If our products are defective, or otherwise pose safety risks, the relevant governmental authorities could require their recall, or we may need to initiate a recall of our products voluntarily.
AIMDs are characterized by a complex manufacturing process, requiring adherence to demanding product specifications. The Genio system uses many disciplines including electrical, mechanical, software,

biomaterials, and other types of engineering. Device failures discovered during the clinical trial phase may lead to suspension or termination of the trial. In addition, device failures and malfunctions may result in a recall of the product, which may relate to a specific manufacturing lot or may affect all products in the field. Recalls may occur at any time during the life cycle of a device after regulatory authorization has been obtained for the commercial distribution of the device. For example, engineers employed by us undertaking development or manufacturing activities may make an incorrect decision or make a decision during the engineering phase without the benefit of long-term experience, and the impact of such wrong decisions may not be felt until well into a product’s life cycle.
The FDA and foreign regulatory bodies have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. The FDA’s authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future.
Depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new marketing authorizations for the device before we may market or distribute the corrected device. Seeking such authorizations may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties or civil or criminal fines.
Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA. We may initiate voluntary withdrawals or corrections for our products in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement could also harm our reputation with customers, potentially lead to product liability claims against us and negatively affect our sales. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.
Recalls of the Genio system would divert managerial and financial resources and could result in damaged relationships with regulatory authorities and lead to loss of market share to competitors. In addition, any product recall may result in irreparable harm to our reputation. Any product recall could impair our ability to produce products in a cost-effective and timely manner in order to meet customer demand. We may also be required to bear other costs or take other actions that may have a negative impact on future revenue and could prevent us from achieving or maintaining profitability.
The misuse or off-label use of our product candidates may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.
Any marketing authorization or certification we may receive for our Genio system or other product candidates will be limited to specified indications for use, and we must also comply with requirements concerning advertising and promotion of the system. Promotional communications with respect to medical devices are subject to a variety of legal and regulatory restrictions and must be consistent with the device’s intended use, data from any clinical trials, and established specifications. Thus, we will not be able to promote the Genio system for indications or uses for which they are not authorized. We plan to train our marketing personnel and direct sales force not to promote the Genio system for uses outside of the authorized indications for use, known as “off-label uses.” We cannot, however, prevent a physician from using our devices off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate. There may be increased risk of injury to patients if physicians attempt to use our devices off-label, which could harm our reputation in the marketplace among physicians and patients.

If the FDA or any other regulatory authority determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, which is used for violators that do not necessitate a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or other enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations.
In addition, physicians may misuse our products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our devices are misused or used with improper technique, we may become subject to costly litigation by our customers or their patients. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizeable damage awards against us that may not be covered by insurance.
We face the risk of product liability claims that could be expensive, divert management’s attention and harm our reputation and business. We may not be able to maintain adequate product liability insurance.
Our business exposes us to the risk of product liability claims that are inherent in the testing, manufacturing and marketing of medical devices. The Genio system is designed to be implanted in the body and to affect important bodily functions and processes. As with any other complex medical device, there exists the reasonable certainty that, over time, one or more components of some Genio systems will malfunction. As a medical device manufacturer, we are exposed to the product liability claims arising from the Genio system failures and malfunctioning, product use and associated surgical procedures. This risk exists even if the Genio system is certified or authorized for commercial sale by regulatory authorities or Notified Bodies and manufactured in facilities licensed and regulated by the applicable regulatory authority or Notified Body. The medical device industry has historically been subject to extensive litigation over product liability claims, and we may face product liability suits if the Genio system causes, or merely appears to have caused, patient injury or death. In addition, an injury that is caused by the activities of our suppliers, such as those who provide us with components and raw materials, may be the basis for a claim against us. Product liability claims may be brought against us by patients, healthcare providers or others selling or otherwise being exposed to the Genio system, among others. If we cannot successfully defend ourselves against product liability claims, we will incur substantial liabilities and reputational harm. In addition, regardless of merit or eventual outcome, product liability claims may result in one or more of the following:
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costs of litigation;

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distraction of management’s attention from our primary business;

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the inability to commercialize the Genio system or new products;

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decreased demand for the Genio system;

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damage to our reputation;

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product recalls or withdrawals from the market;

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withdrawal of clinical trial participants;

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substantial monetary awards to patients or other claimants; or

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loss of sales.

While we may attempt to manage our product liability exposure by proactively recalling or withdrawing from the market any defective products, any recall or market withdrawal of our products may delay the supply to our customers and may impact our reputation. We may not be successful in initiating appropriate market recall or market withdrawal efforts that may be required in the future and these efforts may not have the intended effect of preventing product malfunctions and the accompanying product liability that may result. Such recalls and withdrawals may also be used by our competitors to harm our reputation for safety or be perceived by patients as a safety risk when considering the use of our products, either of which could have a material adverse effect on our business, financial condition and results of operations.
Although we maintain product liability and clinical trial liability insurance at levels we believe are appropriate, this insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, coverage may not be adequate to protect us against any future product liability claims. If we are unable to obtain insurance at an acceptable cost or on acceptable terms or otherwise protect against potential product liability claims, we could be exposed to significant liabilities, including claims for amounts in excess of insured liabilities. As of the date of the prospectus, there are no product liability claims against us.
We bear the risk of warranty claims on the Genio system.
We bear the risk of warranty claims on the Genio system. We may not be successful in claiming recovery under any warranty or indemnity provided to us by our suppliers or vendors in the event of a successful warranty claim against us by a customer, and any such recovery from a vendor or supplier may be inadequate to fully compensate us. In addition, warranty claims brought by our customers related to third-party components may arise after our ability to bring corresponding warranty claims against such suppliers expires, which could result in costs to us. As of the date of the prospectus, there are no warranty claims against us.
We are and will be subject to healthcare fraud and abuse laws and other laws applicable to our business activities and if we are unable to comply with such laws, we could face substantial penalties.
We are subject to various federal, state and local laws pertaining to healthcare fraud and abuse laws, including anti-kickback, false claims and transparency laws.
Many EU member states have adopted specific anti-gift statutes that further limit commercial practices for medical devices, in particular vis-à-vis healthcare professionals and organizations. Additionally, there has been a recent trend of increased regulation of payments and transfers of value provided to healthcare professionals or entities. In addition, many EU member states have adopted national “Sunshine Acts” which impose reporting and transparency requirements (often on an annual basis) on medical device manufacturers, similar to the requirements in the United States. For instance, pursuant to the Belgian Act of December 18, 2016 and its implementing Royal Decree of June 14, 2017, which entered into force on June 23, 2017, manufacturers of medical devices are required to document and disclose all direct or indirect premiums and benefits granted to healthcare professionals, healthcare organizations and patient organizations with a practice or a registered office in Belgium. Also, under Article 10 of the Belgian Act of March 25, 1964, it is prohibited (subject to limited exceptions) in the context of the supply of medical devices to offer or grant any advantage or benefit in kind to amongst others healthcare professionals and healthcare organizations. In addition, certain countries also mandate implementation of commercial compliance programs.
These healthcare laws and regulations may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute any products for which we obtain marketing approval. The healthcare laws and regulations that may affect our ability to operate include, but are not limited to:
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the U.S. federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

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the U.S. federal False Claims Act imposes criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented false or fraudulent claims for payment by a federal government program, or making a false statement or record material to payment of a false claim or avoiding, decreasing or concealing an obligation to pay money to the federal government. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act. Private individuals can bring False Claims Act “qui tam” actions, on behalf of the government and such individuals, commonly known as “whistleblowers,” may share in amounts paid by the entity to the government in fines or settlement;
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the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including in some circumstances mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the U.S. federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

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the U.S. federal transparency requirements under the Physician Payments Sunshine Act require manufacturers of FDA-authorized drugs, devices, biologics and medical supplies covered by Medicare or Medicaid to report, on an annual basis, to the Department of Health and Human Services information related to payments and other transfers of value to physicians, teaching hospitals and physician ownership and investment interests. Beginning in 2022, such obligations will include payments and other transfers of value provided in the previous year to additional healthcare professionals, including physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiologist assistants and certified nurse midwives; and

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analogous foreign and state laws and regulations such as state anti-kickback and false claims laws and analogous non-U.S. fraud and abuse laws and regulations, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require medical device companies to comply with the device industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring device manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. State and non-U.S. laws, including the EU General Data Protection Regulation, or GDPR, also govern the privacy and security of health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices, including our financial arrangements with physicians, some of whom receive compensation in the form of stock options, which could be viewed as influencing the purchase of or use of our products in procedures they perform and may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations.
Any action brought against us for violations of these laws or regulations, even if successfully defended, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. We may be subject to private qui tam actions brought by individual whistleblowers on behalf of the federal or state governments, with potential liability under the federal False Claims Act including mandatory treble damages and significant per-claim penalties. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion of products from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. Any of the foregoing consequences will negatively affect our business, financial condition and results of operations.
Healthcare policy changes, including legislation or regulations aiming to reform the U.S. healthcare system, could harm our business, financial condition and results of operations.
In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. Current and future legislative proposals to further reform healthcare or reduce healthcare costs may limit coverage of or lower reimbursement for the procedures associated with the use of our product candidates, if authorized for marketing. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could impact our revenue from the sale of our products.
We expect additional state and federal healthcare policies and reform measures to be adopted in the future, any of which could limit reimbursement for healthcare products and services or otherwise result in reduced demand for our product candidates, if approved, or additional pricing pressure and have a material adverse effect on our industry generally and on our customers. We cannot predict what other healthcare programs and regulations will ultimately be implemented at the federal or state level or the effect of any future legislation or regulation in the United States may negatively affect our business, financial condition and results of operations. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect:
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our ability to set a price that we believe is fair for the Genio system;

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our ability to generate revenue and achieve or maintain profitability; and

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the availability of capital.

Any changes of, or uncertainty with respect to, future coverage or reimbursement rates could affect demand for our product candidates, if approved, which in turn could impact our ability to successfully commercialize our device and could have a material adverse effect on our business, financial condition and results of operations.
We are subject to, or may in the future become subject to, federal, state, and foreign laws and regulations imposing obligations on how we collect, store, use and process information collected from or about patients or their procedures using our products. Our actual or perceived failure to comply with such obligations could harm our business. Ensuring compliance with such legal requirements could also impair our efforts to maintain and expand our customer base, and thereby decrease our revenue.
The collection and use of personal health data in the European Union and European Economic Area, or EEA, is governed by the GDPR. Since we are located in the European Union, we are subject to the GDPR when we use personal data from anywhere in the world for purposes of our business in the EEA. The territorial reach of the GDPR also includes the activities of businesses located outside of the EEA that relate to the businesses’ provision of goods or services to residents in the EEA, or monitoring the behavior of people in the EEA. We are therefore also subject to the GDPR even where our data processing activities take place outside of the European Union and relate only to our business outside of the European Union to the extent that such activities involve the personal data of individuals located in the European Union and relate to our offer of goods or services to them, or to our monitoring of their behavior. The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for “sensitive information” which includes health and genetic information of data subjects and we may be required to put in place additional mechanisms to ensure compliance with the new data protection rules This may be onerous and may interrupt or delay our development activities, and adversely affect our business, financial condition, results of operations and prospects.
The GDPR also regulates the transfer of personal data subject to the GDPR to so-called third countries that have not been found to provide adequate protection to such personal data, including the United States. Recent legal developments in Europe have created complexity and uncertainty regarding such transfers.

For instance, on July 16, 2020, the Court of Justice of the European Union, or CJEU, invalidated the EU-U.S. Privacy Shield Framework, or the Privacy Shield, under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield), it made clear that reliance on such clauses alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, including, in particular, applicable surveillance laws and rights of individuals, and additional measures and/or contractual provisions may need to be put in place; however, whether any particular additional measures would be deemed to be adequate is uncertain. The CJEU went on to state that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and that the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. Failure to comply with the GDPR could result in penalties for noncompliance (including possible fines of up to the greater of €20 million and 4% of our global annual turnover for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by individuals under Article 82 of the GDPR). If any of these events were to occur, our business and financial results could be significantly disrupted and adversely affected.
In addition, the GDPR provides that European Union member states may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric or health data, leading to additional uncertainties.
In addition to the GDPR, the European Commission has another draft regulation in the approval process that focuses on a person’s right to conduct a private life. The proposed legislation, known as the Regulation on Privacy and Electronic Communications, or ePrivacy Regulation, would replace the current ePrivacy Directive. While the text of the ePrivacy Regulation is still under development, a recent European court decision and regulators’ recent guidance are driving increased attention to cookies and other tracking technologies. Some regulators have started to enforce the strict approach in recent guidance. Compliance with existing and future rules concerning cookies and other tracking technologies could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to understand users.
Further, in March 2017, the United Kingdom formally notified the European Council of its intention to leave the European Union pursuant to Article 50 of the Treaty on European Union, or Brexit. The United Kingdom ceased to be a European Union Member State on January 31, 2020, but enacted a Data Protection Act substantially implementing the GDPR, effective in May 2018, which was further amended to align more substantially with the GDPR following Brexit. It is unclear how UK data protection laws or regulations will develop in the medium to longer term and how data transfers to and from the United Kingdom will be regulated. Currently, the data protection laws of the UK and the EU remain closely aligned, which means that the UK also requires additional analysis of local laws and additional measures for transfers of personal data out of the UK to countries (including the U.S.) that have not been deemed by the UK to have adequate data protection laws. While the UK has deemed that the EEA has adequate data protection laws, meaning that we can freely transfer personal data from the U.K. to our business in Belgium or elsewhere in the EEA, the European Commission has not yet deemed the UK to have adequate data protection laws, which could affect our ability to transfer personal data from the EEA to the UK Currently there is a four to six-month grace period agreed in the EU and United Kingdom Trade and Cooperation Agreement, ending June 30, 2021 at the latest, whilst the parties discuss an adequacy decision. The European Commission published a draft adequacy decision on 19 February 2021. If adopted, the decision will enable data transfers from EU member states to the United Kingdom for a four-year period, subject to subsequent extensions. We are required to comply with both the GDPR and the UK GDPR, with each regime having the ability to fine up to the greater of €20 million (in the case of the GDPR) or £17,5 million (in the case of the UK GDPR) and 4% of total annual revenue. We may need to appoint a local representative in the UK, and incur other additional costs and risks as a result of the UK and the EU having separate data protection regimes.
In addition, in the conduct of our business, we may at times process personal data, including health-related personal data. When conducting clinical trials, we face risks associated with collecting trial participants’ data, especially health data, in a manner consistent with applicable laws and regulations. In the EU and the UK, certain guidance issued by the organization representing the national data protection supervisory authorities may conflict with the requirements or guidelines of the entities that oversee clinical trials, creating uncertainty, increased compliance costs and potential delays in the process of gaining approval to conduct our clinical trials.
We also face risks inherent in handling and in protecting the security of personal data, including health-related data. In addition to specific healthcare laws and regulations, the U.S. federal government and various states have adopted or proposed laws, regulations, guidelines, and rules with respect to the collection, distribution, use, and storage of personal information of patients. For example, HIPAA imposes requirements on certain healthcare providers, health plans and healthcare clearinghouses, or Covered Entities, as well as their business associates that perform services for them that involve the use or disclosure of individually identifiable health information, called Protected Health Information, or PHI, under HIPAA, relating to the privacy and security of PHI, including the use of mandatory contractual terms, or Business Association Agreements, in some circumstances, as well as privacy and security standards and breach notification requirements. Failure to comply with the HIPAA privacy and security standards can result in significant civil monetary penalties and, in certain circumstances, criminal penalties. HIPAA also imposes penalties on third parties that wrongfully obtain PHI. State attorneys general can also bring a civil action to enjoin a HIPAA violation or to obtain statutory damages on behalf of residents of his or her state.
In addition, state privacy and security laws and regulations vary from state to state, constantly evolve, and remain subject to significant change. In some cases, such laws and regulations can impose more restrictive requirements than HIPAA and other U.S. federal laws, thus complicating compliance efforts. By way of example, California and Virginia have enacted significant privacy laws that give residents of those states expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. Failure to comply with these state privacy laws could result in penalties and present unresolved compliance issues. In addition, the enactment of a U.S. federal privacy law is possible. The changing number of U.S. state or federal privacy laws may increase our compliance costs and potential liability. Other states are considering similar bills, which could be enacted in the future. In addition to fines and penalties that may be imposed for failure to comply with state law, some states also provide for private rights of action to patients for misuse of or unauthorized access to personal information.
We are not subject to HIPAA, but our customers, research collaborators and others in the United States with whom we do business are. Accordingly, we must ensure that any business arrangements that we have with Covered Entities are structured to comply with HIPAA and ensure that we have the authority to obtain any PHI that may be disclosed to us. Some countries also are considering or have enacted legislation requiring local storage and processing of data that could increase the cost and complexity of delivering our services. Any actual or perceived failure by us or the third parties with whom we work to comply with privacy or security laws, policies, legal obligations, or industry standards, or any security incident that results in the unauthorized release or transfer of PHI, may result in governmental enforcement actions and investigations by U.S. federal and state regulatory authorities, fines and penalties, claims, litigation, and/or adverse publicity, including by consumer advocacy groups and other private parties, and could cause our customers, their patients and other healthcare professionals to lose trust in us, which could harm our reputation and have a material adverse effect on our business, financial condition, and results of operations.
Any failure, or perceived failure, by us to comply with privacy and data protection laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions may subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We and certain third parties that we rely on for our operations collect and store confidential and sensitive information, and our and their operations are highly dependent on information technology systems, including internet-based systems, which may be vulnerable to damage or interruption from earthquakes and hurricanes, fires, floods and other natural disasters, and attacks by computer viruses, unauthorized access, terrorism, and war, as well as telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations, it could have a material adverse effect on our business. For example, the loss of clinical trial data from completed, ongoing or planned trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Since the Genio system is a wireless medical device, additional complications may arise with respect to the wireless, RF, technology used for the communication between the system parts. While we have reviewed and determined the integrity of the Genio system and the communication protocol, use of wireless technology imposes a risk that third parties might attempt to access our system. An additional risk is related to interruption or distortion of communication by other devices that might be used in the vicinity of the system, especially when in use by the user, which might have an effect on the effectiveness of the therapy delivered by the system. Any disruption or security breach or other security incident that resulted in a loss of or damage to our data or applications, or the inappropriate access to or disclosure of personal, confidential, or proprietary information could delay our product development, clinical trials, or commercialization efforts, result in increased overhead costs and damage our reputation, all of which could negatively affect our business, financial condition and operating results.
The secure processing, maintenance and transmission of our confidential business information and other information maintained or processed in our business, including sensitive or confidential patient or employee data, is critical to our operations. Such information includes, among other things, intellectual property and proprietary information, the confidential information of any of our future collaborators and licensees, the personal data of our employees, and personal data from patients using the Genio system, which falls into the specially protected category of health data, for which additional safeguards are required under applicable laws. Unauthorized access to or disclosure of any sensitive or confidential patient, trial participant, or employee data, including whether through breach of computer systems, systems failure, employee negligence, fraud or misappropriation, or otherwise, or unauthorized access to or through our information systems and networks, whether by our employees or third parties, or the perception that this has occurred, could result in negative publicity, legal liability and damage to our reputation and could also expose us to sanctions for violations of laws and regulations relating to privacy and data security. Although we have general liability and cybersecurity insurance coverage, our insurance may not cover all claims, continue to be available to us on reasonable terms or be sufficient in amount to cover one or more large claims; additionally, the insurer may disclaim coverage as to any claim. The successful assertion of one or more large claims against us that exceed or are not covered by our insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, prospects, operating results and financial condition.
Despite our security measures, our information technology systems and infrastructure may be vulnerable to attacks by hackers or internal bad actors, or breached due to employee error, a technical vulnerability, malfeasance or other disruptions. Phishing attempts, social engineering, and other attacks upon our information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. In addition to unauthorized access to or acquisition of personal information, confidential information, or other sensitive information, such attacks could include the deployment of harmful malware and ransomware, and may use a variety of methods, including denial-of-service attacks, social engineering and other means, to attain such unauthorized access or acquisition or otherwise affect service reliability and threaten the confidentiality, integrity and availability of information. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not foreseeable or recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, significant regulatory penalties, and such an event could disrupt our operations, damage our reputation, and cause a loss of confidence in us and our ability to commercialize our products and conduct clinical trials, which could adversely affect our reputation and delay our commercialization strategy for our Genio system and clinical development of our current and future products.
We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology or loss of data, including any cyber security incidents, could compromise sensitive information related to our business, prevent us from accessing critical information or expose us to liability which could harm our ability to operate our business effectively and adversely affect our business and reputation.
Our ability to execute our business plan and maintain operations depends on the continued and uninterrupted performance of our information technology (IT) systems, some of which are in our control and some of which are in the control of third parties. In the ordinary course of our business, we collect and store sensitive data, including personally identifiable information about our employees, intellectual property, and proprietary business information (confidential information). We manage and maintain our applications and data utilizing on-site systems and we also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party vendors who may or could have access to our confidential information. These applications and data encompass a wide variety of business-critical information including research and development information and business and financial information.
The secure processing, storage, maintenance and transmission of this critical information is vital to our operations and business strategy. Despite the implementation of security measures, our IT systems are vulnerable to risks and damages from a variety of sources, including telecommunications or network failures, cyber-attacks, computer viruses, ransomware attacks, phishing schemes, breaches, unauthorized access, interruptions due to employee error or malfeasance or other disruptions, damage from natural disasters, terrorism, war and telecommunication and electrical failures, or other attempts to harm or access our systems. Moreover, despite network security and back-up measures, some of our servers and those of our business partners are potentially vulnerable to physical or electronic break-ins, including cyber-attacks, computer viruses and similar disruptive problems. These events could lead to the unauthorized access, disclosure and use of confidential information. Breaches resulting in the compromise, disruption, degradation, manipulation, loss, theft, destruction, or unauthorized disclosure or use of confidential information, or the unauthorized access to, disruption of, or interference with our products and services, can occur in a variety of ways, including but not limited to, negligent or wrongful conduct by employees or others with permitted access to our IT systems and information, or wrongful conduct by hackers, competitors, or certain governments. Our third party vendors and business partners face similar risks.
Cyber-attacks come in many forms, including the deployment of harmful malware or ransomware, exploitation of vulnerabilities, phishing and other use of social engineering, and other means to compromise the confidentiality, integrity, and availability of our IT systems and confidential information. The techniques used by criminal elements to attack computer systems are sophisticated, change frequently and may originate from less regulated or remote areas of the world. As a result, we may not be able to address these techniques proactively or implement adequate preventative measures. There can be no assurance that we will promptly detect or intercept any such disruption or security breach, if at all. If our computer systems are compromised, we could be subject to fines, damages, reputational harm, litigation and enforcement actions, and we could lose trade secrets, the occurrence of which could harm our business, in addition to possibly requiring substantial expenditures of resources to remedy. For example, any such event that leads to unauthorized access, use or disclosure of personal information, including personal information regarding our patients or employees, could harm our reputation, require us to comply with breach notification laws under GDPR and other legal equivalents, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information. In addition, the loss of data from clinical trials of the Genio system could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce data, and a cybersecurity breach could adversely affect our reputation and could result in other negative consequences, including disruption of our internal operations, increased cyber security protection costs, lost revenues or litigation. Despite precautionary measures to prevent unanticipated problems that could affect our IT systems, sustained or repeated system failures that interrupt our ability to generate and maintain data could adversely affect our ability to operate our business.
Changes in or inadequate funding for, or disruptions caused by global health concerns impacting, the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.
The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.
Disruptions at the FDA and other agencies may also slow the time necessary for new medical devices to be reviewed and/or authorized by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. Additionally, the FDA and regulatory authorities outside the United States have implemented various restrictions or other policy measures in response to the COVID-19 pandemic.
If a prolonged government shutdown or slowdown occurs or if global health concerns continue to prevent the FDA or other regulatory authorities or bodies from conducting business as usual or conducting inspections or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.
Risks Related to Intellectual Property
The inability to fully protect and exploit our intellectual property and trade secrets may adversely affect our financial performance and prospects.
Our success will depend significantly on our ability to protect our proprietary and licensed in rights, including in particular the intellectual property and trade secrets related to the Genio system. We rely on a combination of patent(s) (applications), trademarks, designs and trade secrets, and use non-disclosure, confidentiality and other contractual agreements to protect our technology. If we are unable to obtain and maintain sufficient intellectual property protection for the Genio system or other product candidates that we may identify, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors and other third parties could develop and commercialize product candidates similar or identical to ours, and our ability to successfully commercialize the Genio system and other product candidates that we may pursue may be impaired.
We generally seek patent protection where possible for those aspects of our technology and products that we believe provide significant competitive advantages. However, obtaining, maintaining, defending and enforcing pharmaceutical patents is costly, time consuming and complex, and we may not be able to file and prosecute all necessary or desirable patent applications, or maintain, enforce and license any patents that may issue from such patent applications, at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Under certain of our license or collaboration agreements, we may not have the right to control the preparation, filing, prosecution and maintenance of patent applications, or to maintain the rights to patents licensed to or from third parties. Further, we cannot be certain that patents will be issued with respect to our pending or future patent applications. In addition, we do not know whether any issued patents will be upheld as valid or proven enforceable against alleged infringers or whether they will prevent the development of competitive patents or provide meaningful protection against competitors or against competitive technologies.
The patent position of medical device companies generally is uncertain, involves complex legal, technological and factual questions. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States, or vice versa. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain. The subject matter claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Therefore, our pending and future patent applications may not result in patents being issued in relevant jurisdictions that protect the Genio system or our product candidates, in whole or in part, or which effectively prevent others from commercializing competitive product candidates, and even if our patent applications issue as patents in relevant jurisdictions, they may not issue in a form that will provide us with any meaningful protection for our product candidates or technology, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Additionally, our competitors may be able to circumvent our patents by developing similar or alternative product candidates or technologies in a non-infringing manner.
The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. We may be subject to a third-party preissuance submission of prior art to the United States Patent and Trademark Office, or the USPTO, or become involved in opposition, derivation, revocation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others, or other proceedings in the USPTO or applicable foreign offices that challenge priority of invention or other features of patentability. An adverse determination in any such submission, proceeding or litigation could result in loss of exclusivity or freedom to operate, patent claims being narrowed, invalidated or held unenforceable, in whole or in part, limit the scope or duration of the patent protection of the Genio system or our product candidates, all of which could limit our ability to stop others from using or commercializing similar or identical product candidates or technology to compete directly with us, without payment to us, or result in our inability to manufacture or commercialize product candidates or approved products (if any) without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates, or could have a material adverse effect on our ability to raise funds necessary to continue our research programs or clinical trials. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us.
In addition, our intellectual property rights might be challenged, invalidated, circumvented or rendered unenforceable. Our competitors or other third parties may successfully challenge and invalidate or render unenforceable our issued patents, including any patents that may be issued in the future. This could prevent or limit our ability to stop competitors from marketing products that are identical or substantially equivalent to the Genio system. In addition, despite the broad definition of our concepts and inventions in our portfolio, as is common in technological progress, competitors may be able to design around our patents or develop products that provide outcomes that are comparable to the Genio system but that are not covered by our patents. Much of our value is in our intellectual property, and any challenge to our intellectual property portfolio (whether successful or not) may affect our value.
We could become subject to intellectual property litigation.
The medical device industry is characterized by rapidly changing products and technologies and there is intense competition to establish intellectual property and proprietary rights covering the use of these new products and the related technologies. This vigorous pursuit of intellectual property and proprietary rights has resulted and will continue to result in extensive litigation and administrative proceedings over patent and other intellectual property rights. Whether a product and/or a process infringes a patent involves complex legal and factual issues, and the outcome of such disputes is often uncertain.
There may be existing patents of which we are unaware that are inadvertently infringed by the Genio system. We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending patent application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our product candidates could have been filed by third parties without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our product candidates or the use of our product candidates. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our product candidates. We may incorrectly determine that our product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market the Genio system and our product candidates.
Any infringement claim against us, even if without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources and/or divert the time and efforts of management from the conduct of our business. In addition, any intellectual property litigation could force us to do one or more of the following: (i) stop selling the Genio system or using technology that contains the allegedly infringing intellectual property; (ii) forfeit the opportunity to license our patented technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property rights against others; (iii) pay substantial damages to the party whose intellectual property rights we may be found to be infringing; or (iv) redesign those products that contain or utilize the allegedly infringing intellectual property. As of the date of the Prospectus, there is no intellectual property litigation pending against us.
Additionally, competitors and other third parties may infringe or otherwise violate our issued patents or other intellectual property or the patents or other intellectual property of our licensors. In addition, our patents or the patents of our licensors may become involved in inventorship or priority disputes. Our pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. To counter infringement or other unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. Our ability to enforce patent rights also depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components or methods that are used in connection with their products and services. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product or service. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents or that our patents are invalid or unenforceable. In a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology. An adverse result in any litigation proceeding could put one or more of our owned or licensed patents at risk of being invalidated, held unenforceable or interpreted narrowly. We may find it impractical or undesirable to enforce our intellectual property against some third parties.
Patent terms may be inadequate to protect our competitive position with respect to the Genio system and our product candidates for an adequate amount of time.
Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired for a product candidate, we may be open to competition from competitive devices. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing product candidates similar or identical to ours for a meaningful amount of time, or at all.
Depending upon the timing, duration and conditions of any FDA marketing approval of our product candidates, one or more of our owned or licensed U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act, and similar legislation in the European Union and certain other countries. The Hatch-Waxman Act permits a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. However, we may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. Only one patent per approved product can be extended, the extension cannot extend the total patent term beyond 14 years from approval and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for the applicable product candidate will be shortened and our competitors may obtain approval to market competing products sooner. As a result, our revenue from applicable products could be reduced. Further, if this occurs, our competitors may take advantage of our investment in development and trials by referencing our clinical and nonclinical data and launch their product earlier than might otherwise be the case, and our competitive position, business, financial condition, results of operations and prospects could be materially harmed.
If we are unable to protect the confidentiality of our proprietary information, our business and competitive position would be harmed.
We rely upon unpatented confidential and proprietary information, including technical information, know-how, and other trade secrets to develop and maintain our competitive position with respect to the Genio system. While we generally enter into non-disclosure or confidentiality agreements with our employees and other third parties to protect our intellectual property and trade secrets, we cannot guarantee that we have entered into such agreements with each party that may have or has had access to our proprietary information. Further, despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, and we may not be able to obtain adequate remedies for such breaches. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our product candidates that we consider proprietary. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary information will be effective. If any of our proprietary information is disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.
We depend on exclusive licenses and agreements with third parties, which might not provide adequate protection for our technology.
We rely on licensing agreements providing us exclusivity in the field of our practice. While we have ensured through multiple robust agreements acquisition of exclusive licenses and freedom to operate for our technology, as with any agreement, under unexpected or unpredictable circumstances, these could be under a risk of being terminated despite companies’ efforts and diligence in ensuring integrity of the agreement. Should the agreements be found invalid or licenses revoked and the licensor decide to sue us for infringement of its patents rights, this could expose us to risks of litigation. In addition, any intellectual property litigation could force us to do one or more of the following: (i) stop selling the Genio system or using technology that contains the allegedly infringing intellectual property; (ii) forfeit the opportunity to license our patented technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property rights against others; (iii) pay substantial damages to the party whose intellectual property rights we may be found to be infringing; or (iv) redesign those products that contain or utilize the allegedly infringing intellectual property.
The requirement to obtain licenses to third party intellectual property could also arise in the future. If we need to license in any third-party intellectual property, we could be required to pay lump sums or royalties on our products. In addition, if we are required to obtain licenses to third party intellectual property, we might not be able to obtain such licenses on commercially reasonable terms or at all.

We may be subject to claims by third parties asserting that we or our employees have infringed upon, misappropriated or otherwise violated their intellectual property rights, or claiming ownership of what we regard as our own intellectual property.
Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s former employer. We may also be subject to claims that patents and applications we have filed to protect inventions of our employees, consultants and advisors, even those related to one or more of our product candidates, are rightfully owned by their former or concurrent employer. Litigation may be necessary to defend against these claims.
If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs, delay development of our product candidates and be a distraction to management. Any of the foregoing events would harm our business, financial condition, results of operations and prospects.
If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.
Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential collaborators or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, and domain names, or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.
Intellectual property rights do not necessarily address all potential threats.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:
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others may be able to make products that are similar to any product candidates we may develop or utilize similar technology but that are not covered by the claims of the patents that we license or may own in the future;

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we, or our current or future licensors might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or may own in the future;

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we, or our current or future licensors might not have been the first to file patent applications covering certain of our or their inventions;

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others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;

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it is possible that our pending owned or licensed patent applications or those that we may own or license in the future will not lead to issued patents;

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issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

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our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

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we may not develop additional proprietary technologies that are patentable;

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the patents of others may harm our business; and

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we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could harm our business, financial condition, results of operations and prospects.
Risks Related to the Offering and these Securities
Investors in the offering will experience immediate and substantial dilution in the book value of their investment.
The initial offering price of the ordinary shares in the offering is substantially higher than the pro forma net tangible book value per ordinary share before giving effect to the offering. Accordingly, if you invest in the ordinary shares in the offering, you will incur immediate substantial dilution of €19.59 per ordinary share ($23.38 per ordinary share), based on the initial offering price of €25.13 per ordinary share ($30.00 per ordinary share) and our pro forma net tangible book value as of March 31, 2021. In addition, following the offering, investors in the offering will have contributed approximately 33.0% of the total gross consideration paid by shareholders to purchase our ordinary shares, but will only own ordinary shares representing approximately 11.4% of our ordinary shares outstanding after the offering. Furthermore, if the underwriters exercise their option to purchase additional ordinary shares, or if the board authorizes the issue of additional shares, warrants or convertible securities are issued and subsequently exercised, you could experience further dilution. For a further description of the dilution that you will experience immediately after the offering, see “Dilution.”
Certain of our existing principal shareholders, including Cochlear Investments Pty Ltd. and ResMed Inc., have indicated an interest in purchasing an aggregate of up to approximately $34.0 million in our ordinary shares in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, fewer or no shares to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, fewer or no shares in this offering.
There has been no prior market for the ordinary shares on a U.S. securities exchange and an active and liquid market for the securities may fail to develop, which could harm the market price of the ordinary shares.
Prior to the offering, while our ordinary shares have been traded on Euronext Brussels since September 2020, there has been no public market on a U.S. securities exchange for our ordinary shares.
Although our ordinary shares have been approved for listing on the Nasdaq Global Market, an active trading market for the ordinary shares may never develop or be sustained following the offering. The offering price may not be indicative of the market price of the ordinary shares or after the offering. In the absence of an active trading market for the ordinary shares, investors may not be able to sell their ordinary shares at or above the offering price or at the time that they would like to sell.
Following the offering and after the ordinary shares begin trading on the Nasdaq Global Market, our ordinary shares will continue to be admitted to trading on Euronext Brussels. We cannot predict the effect of this dual listing on the value of the ordinary shares. However, the dual listing of the ordinary shares may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ordinary shares.

The dual listing of our ordinary shares following the U.S. offering may adversely affect the liquidity and value of the ordinary shares.
Following the U.S. offering and after the ordinary shares begin trading on the Nasdaq Global Market, our ordinary shares will continue to be listed on Euronext Brussels. Trading of the ordinary shares in these markets will take place in different currencies (U.S. dollars on the Nasdaq Global Market and € on Euronext Brussels), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Belgium). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on Euronext Brussels could cause a decrease in the trading price of the ordinary shares on the Nasdaq Global Market. Investors could seek to sell or buy our ordinary shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both the trading prices on one exchange and the ordinary shares available for trading on the other exchange. However, the dual listing of the ordinary shares may reduce the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ordinary shares in the United States.
The trading price of our equity securities may be volatile due to factors beyond our control, and purchasers of the ordinary shares could incur substantial losses.
The market prices of the ordinary shares and shares may be volatile. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their ordinary shares or shares at or above the price originally paid for the security. The market price for the ordinary shares may be influenced by many factors, including:
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actual or anticipated fluctuations in our financial condition and operating results;

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the release of new data from our DREAM and other clinical trials;

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actual or anticipated changes in our growth rate relative to our competitors;

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competition from existing products or new products that may emerge;

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announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

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failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

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issuance of new or updated research or reports by securities analysts;

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fluctuations in the valuation of companies perceived by investors to be comparable to us;

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currency fluctuations;

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additions or departures of key management or scientific personnel;

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disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

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changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;

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announcement or expectation of additional debt or equity financing efforts;

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uncertainty caused by and the unprecedented nature of the current COVID-19 pandemic;

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issuances or sales of the ordinary shares by us, our insiders or our other shareholders; and

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general economic and market conditions.

These and other market and industry factors may cause the market price and demand for the ordinary shares to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their shares or ordinary shares and may otherwise negatively affect the liquidity of the trading market for ordinary shares.

We have broad discretion over the use of the net proceeds from the offering and may use them in ways with which you do not agree and in ways that may not enhance our operating results or the price of the ordinary shares.
Our board of directors and executive management will have broad discretion over the application of the net proceeds that we receive from the offering. We may spend or invest these proceeds in ways with which our shareholders disagree or that do not yield a favorable return, if at all. We intend to use the net proceeds from the offering, together with our existing cash resources as described in “Use of Proceeds.” However, our use of these proceeds may differ substantially from our current plans. Failure by our management to apply these funds effectively could harm our business, results of operations, cash flows, financial condition and/or prospects. Pending their use, we may invest the net proceeds from the offering in a manner that does not produce income or that loses value.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of the ordinary shares and their trading volume could decline.
The trading market for the ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or only limited securities or industry analysts cover our company, the trading price for the ordinary shares could be negatively impacted. If one or more of the analysts who covers us downgrades our equity securities or publishes inaccurate or unfavorable research about our business, the price of ordinary shares would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, or downgrades our securities, demand for ordinary shares could decrease, which could cause the price of the ordinary shares or their trading volume to decline.
We intend to retain all available funds and any future earnings and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the ordinary shares.
We have never declared or paid any cash dividends on our shares, and we intend to retain all available funds and any future earnings to fund the development and expansion of our business. Therefore, you are not likely to receive any dividends on your ordinary shares for the foreseeable future and the success of an investment in ordinary shares will depend upon any future appreciation in their value. Consequently, investors may need to sell all or part of their holdings of ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ordinary shares will appreciate in value or even maintain the price at which our investors have purchased them. Investors seeking cash dividends should not purchase the ordinary shares.
In addition, if we choose to pay dividends in the future, exchange rate fluctuations may affect the amount of Euros that we are able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in euros, if any. Any dividends will generally be subject to Belgian withholding tax. See the section of this prospectus titled “Material Belgian Income Tax Consequences” for a more detailed description of Belgian taxes on dividends. These factors could harm the value of the ordinary shares.
Investors should be aware that the rights provided to our shareholders under Belgian corporate law and our articles of association differ in certain respects from the rights that you would typically enjoy as a shareholder of a U.S. company under applicable U.S. federal and state laws.
We are, and will upon the consummation of the offering be, a Belgian company with limited liability. Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Belgium. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and boards of directors in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board is required by Belgian law to consider the interests of our company, its shareholders, its employees and other stakeholders. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders. See “Description of Share Capital and Articles of Association — Articles of Association and Other Share Information.”

Future sales, or the perception of future sales, of a substantial number of our ordinary shares could adversely affect the price of the ordinary shares, and actual sales of our equity will dilute shareholders.
Future sales of a substantial number of our ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of the ordinary shares. Following the completion of the offering, based on the number of shares outstanding as of March 31, 2021, we will have 24,942,609 ordinary shares outstanding (assuming no exercise of the underwriters’ option to purchase additional ordinary shares). This includes the ordinary shares offered in the U.S. offering, which may be resold in the public market immediately without restriction, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act, which may be resold only if registered under the Securities Act or in accordance with the requirements of Rule 144 or another applicable exemption from the registration requirements of the Securities Act. See “Ordinary Shares Eligible for Future Sale — Rule 144.” Shares held by our directors, executive officers and certain shareholders will be subject to the lock-up agreements described in the “Underwriting” section of this prospectus. If, after the period during which such lock-up agreements restrict sales of the ordinary shares or if Piper Sandler & Co., Stifel, Nicolaus & Company, Incorporated, and Cantor Fitzgerald & Co. waive the restrictions set forth therein (which may occur at any time), one or more of these shareholders sell substantial amounts of ordinary shares in the public market, or the market perceives that such sales may occur, the market price of the ordinary shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.
If we issue ordinary shares in future financings, shareholders may experience dilution and, as a result, our ordinary share price may decline.
We may from time to time issue additional ordinary shares at a discount from the trading price of our ordinary shares. As a result, our shareholders would experience immediate dilution upon the issuance of any of our ordinary shares at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preference shares or shares. If we issue ordinary shares or securities convertible into ordinary shares of our share capital, our shareholders would experience additional dilution and, as a result, our ordinary share price may decline.
It may be difficult for investors outside Belgium to serve process on, or enforce foreign judgments against, us or our directors and senior management.
We are a Belgian public limited liability company. Less than a majority of the members of our board of directors and members of our executive management team are residents of the United States. All or a substantial portion of the assets of such non-resident persons and most of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons or on us or to enforce against them or us a judgment obtained in U.S. courts. Original actions or actions for the enforcement of judgments of U.S. courts relating to the civil liability provisions of the federal or state securities laws of the United States are not directly enforceable in Belgium.
The United States and Belgium do not currently have a multilateral or bilateral treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters. In order for a final judgment for the payment of money rendered by U.S. courts based on civil liability to produce any effect on Belgian soil, it is accordingly required that this judgment be recognized or be declared enforceable by a Belgian court in accordance with Articles 22 to 25 of the 2004 Belgian Code of Private International Law. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium, unless (in addition to compliance with certain technical provisions) the Belgian courts are satisfied of the following:
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the effect of the enforcement judgment is not manifestly incompatible with Belgian public policy;

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the judgment did not violate the rights of the defendant’

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the judgment was not rendered in a matter where the parties transferred rights subject to transfer restrictions with the sole purpose of avoiding the application of the law applicable according to Belgian international private law;

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the judgment is not subject to further recourse under U.S. law;

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the judgment is not incompatible with a judgment rendered in Belgium or with a subsequent judgment rendered abroad that might be recognized in Belgium;

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the claim was not filed outside Belgium after the same claim was filed in Belgium, while the claim filed in Belgium is still pending;

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the Belgian courts did not have exclusive jurisdiction to rule on the matter;

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the U.S. court did not accept its jurisdiction solely on the basis of the presence of the plaintiff or the location of goods not direct linked to the dispute in the United States;

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the judgment did not concern the deposit or validity of intellectual property rights when the deposit or registration of those intellectual property rights was requested, done or should have been done in Belgium pursuant to international treaties;

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the judgment did not relate to the validity, operation, dissolution, or liquidation of a legal entity that has its main seat in Belgium at the time of the petition of the U.S. court;

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if the judgment relates to the opening, progress or closure of insolvency proceedings, it is rendered on the basis of the European Insolvency Regulation (EC Regulation No. 1346/2000 of May 29, 2000) or, if not, that (a) a decision in the principal proceedings is taken by a judge in the state where the most important establishment of the debtor was located or (b) a decision in territorial proceedings was taken by a judge in the state where the debtor had another establishment than its most important establishment;

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the judgment submitted to the Belgian court is authentic under the laws of the state where the judgment was issued; in case of a default judgment, it can be shown that under locally applicable laws the invitation to appear in court was properly served on the defendant; a document can be produced showing that the judgment is, under the rules of the state where it was issued, enforceable and was properly served on the defendant.

In addition to recognition or enforcement, a judgment by a federal or state court in the United States against us may also serve as evidence in a similar action in a Belgian court if it meets the conditions required for the authenticity of judgments according to the law of the state where it was rendered. The findings of a federal or state court in the United States will not, however, be taken into account to the extent they appear incompatible with Belgian public policy.
Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or members of our board of directors or our executive management any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.
We are an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, the ordinary shares may be less attractive to investors.
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an emerging growth company, we are required to report only two years of financial results and selected financial data compared to three and five years, respectively, for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an emerging growth company. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our ordinary shares held by non-affiliates exceeds $700 million as of the end of our second fiscal quarter before that time, in which case we would no longer be an emerging growth company as of the following December 31st (the last day of our fiscal year). We cannot predict if investors will find the ordinary shares less attractive because we may rely on these exemptions. If some investors find the ordinary shares less attractive as a result, there may be a less active trading market for the ordinary shares and the price of the ordinary shares may be more volatile.

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we will rely on certain home country corporate governance practices rather than the corporate governance requirements of Nasdaq.
We qualify as a foreign private issuer and our ordinary shares have been approved for listing on Nasdaq. As a result, in accordance with the listing requirements of Nasdaq, we will rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of Nasdaq. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently publish annual and semi-annual reports on our website pursuant to the rules of Euronext Brussels and expect to file such financial reports with the SEC, we will not be required to file periodic reports with the SEC as frequently or as promptly as U.S. public companies. Specifically, we will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K that a domestic company would be required to file under the Exchange Act. Accordingly, there may be less publicly available information concerning our company than there would be if we were not a foreign private issuer.
In addition, the Listing Rules of the Nasdaq Stock Market require a majority of the directors of a listed U.S. company to be independent, whereas in Belgium, only three directors need to be independent. The Listing Rules of the Nasdaq Stock Market further require that each of the nominating, compensation and audit committees of a listed U.S. company be comprised entirely of independent directors. However, the Belgian Corporate Governance Code recommends only that a majority of the directors on the nomination committee meet the technical requirements for independence under Belgian corporate law. At present, our audit committee is composed of three independent directors out of three members, whereas our nomination and remuneration committees are composed of two independent directors out of three members. Our board of directors has no plan to change the composition of our audit committee and nomination and remuneration committee, and we intend to follow home country practice to the maximum extent possible. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Following the consummation of the offering, the determination of foreign private issuer status will be made annually on the last business day of our most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on December 31, 2021. There is a risk that we will lose our foreign private issuer status in the future.
We would lose our foreign private issuer status if, for instance more than 50% of our ordinary shares are owned by U.S. residents or persons and more than 50% of our assets are located in the United States and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, which could also increase our costs.

U.S. Holders may suffer adverse tax consequences if we are characterized as a passive foreign investment company, or PFIC.
In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, investment gains and certain rents and royalties. Cash is generally a passive asset for these purposes. The value goodwill is generally treated as an active asset if it is associated with business activities that produce active income.
If we are a PFIC for any taxable year during which a U.S. holder (as defined below under “Certain Material U.S. Federal Income Tax Considerations to U.S. holders”) holds ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the ordinary shares regardless of whether we continue to meet the PFIC test described above, unless the U.S. holder makes a specified election once we cease to be a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. holder holds ordinary shares, the U.S. holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements.
Based on the current estimates, and expected future composition, of our income and the value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. The determination of whether we are a PFIC is fact-intensive and the applicable law is subject to varying interpretation. There can be no assurance that the United States Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS will not successfully challenge our position including our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets.
A U.S. holder may in certain circumstances mitigate the adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a QEF, or, if shares of the PFIC are “marketable stock” for purposes of the PFIC rules, by making a mark-to-market election with respect to the shares of the PFIC. However, we do not currently intend to provide the information necessary for U.S. holders to make a QEF election if we were treated as a PFIC for any taxable year and prospective investors should assume that a QEF election will not be available. Furthermore, if a U.S. holder were to make a mark-to-market election with respect to its ordinary shares, the U.S. holder would be required to include annually in its U.S. federal taxable income (taxable at ordinary income rates) an amount reflecting any year end increase in the value of its ordinary shares. For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see the section titled “Certain Material U.S. Federal Income Tax Considerations to U.S. holders.”
The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. holders are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ordinary shares of a PFIC.
If a U.S. Holder is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.
If a U.S. holder (as defined below under “Certain Material U.S. Federal Income Tax Considerations to U.S. Holders”) is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our ordinary shares, such U.S. holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group, if any. Because our group currently includes at least one U.S. subsidiary, under current law, any of our current non-U.S. subsidiaries and any future newly formed or acquired non-U.S. subsidiaries will be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of  “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with controlled foreign corporation reporting obligations may subject a United States shareholder to significant monetary penalties. We cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations applicable under the controlled foreign corporation rules of the Code. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in ordinary shares. See section titled “Certain Material U.S. Federal Income Tax Considerations to U.S. holders” for a more detailed discussion.
We are exposed to changes in foreign currency exchange rates and interest rates.
We incur some of our expenses, and derive certain of our revenues, in currencies other than the Euro. In particular, as we expand our operations and conduct additional clinical trials in the United States, we will incur additional expenses in U.S. dollars. As a result, we are exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates.
We currently do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the Euro. Therefore, an unfavorable change in the value of the Euro against the U.S. dollar could have a negative impact on our revenue and earnings growth. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows. The ordinary shares being offered in the U.S. offering will trade in U.S. dollars on Nasdaq, while our ordinary shares trade in Euro on Euronext Brussels. Our financial statements are prepared in euro. Therefore, fluctuations in the exchange rate between the Euro and the U.S. dollar will also affect, among other matters, the value of our ordinary shares.
We could also sign contracts denominated in currencies other than the euro, which would increase our exposure to currency risk. In accordance with our business decisions, our exposure to this type of risk could change depending on:
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the currencies in which we receive our revenues;

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the currencies chosen when agreements are signed, such as licensing agreements, or co-marketing or co-development agreements;

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the location of clinical trials; and

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our policy for insurance cover.

At present, we have not put any specific hedging arrangements in place to address these risks. Should any of these risks materialize, this could have a material adverse effect on our business, prospects, financial condition and results of operations.
Shareholders outside Belgium may be subject to exchange rate risk.
Our ordinary shares are denominated in euros. Accordingly, an investment in the ordinary shares by an investor whose principal currency is not the Euro may expose such investor to foreign currency exchange rate risk. Any depreciation of the Euro against such foreign currency would reduce the value of the investment in the ordinary shares in terms of such foreign currency.
We will incur significant increased costs as a result of operating as a company that is publicly listed on both Nasdaq in the United States and Euronext Brussels in Belgium, and our management will be required to devote substantial time to new compliance initiatives.
As a U.S. public company listed on Nasdaq, we will incur legal, accounting, and other expenses that we did not previously incur. We will be subject to the reporting requirements of the Securities Exchange Act of

1934, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq listing requirements and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” and/or a foreign private issuer. The Exchange Act would require that, as a public company, we file annual, semi-annual and current reports with respect to our business, financial condition and result of operations. However, as a foreign private issuer, we are not required to file quarterly and current reports with respect to our business and results. We currently make annual and semiannual reporting with respect to our listing on Euronext Brussels.
Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.
However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
Further, being a U.S. listed company and a Belgian public company with ordinary shares admitted to trading on Euronext Brussels impacts the disclosure of information and requires compliance with two sets of applicable rules. From time to time, this may result in uncertainty regarding compliance matters and result in higher costs necessitated by legal analysis of dual legal regimes, ongoing revisions to disclosure and adherence to heightened governance practices. As a result of the enhanced disclosure requirements of the U.S. securities laws, business and financial information that we report is broadly disseminated and highly visible to investors, which we believe may increase the likelihood of threatened or actual litigation, including by competitors and other third parties, which could, even if unsuccessful, divert financial resources and the attention of our management from our operations.
As a result of becoming a U.S. public company, we will become subject to additional regulatory compliance requirements, including Section 404, and if we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.
Pursuant to Section 404, our management will be required to assess and attest to the effectiveness of our internal control over financial reporting in connection with issuing our consolidated financial statements as of and for the year ending December 31, 2022. Section 404 also requires an attestation report on the effectiveness of internal control over financial reporting be provided by our independent registered public accounting firm beginning with our annual report following the date on which we are no longer an “emerging growth company”, which may be up to five fiscal years from the date of the offering.
The cost of complying with Section 404 will significantly increase and management’s attention may be diverted from other business concerns, which could adversely affect our results. We may need to hire more employees in the future or engage outside consultants to comply with these requirements, which will further increase expenses. If we fail to comply with the requirements of Section 404 in the required timeframe, we may be subject to sanctions or investigations by regulatory authorities, including the SEC and Nasdaq. Furthermore, if we are unable to attest to the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, and the market price of our ordinary shares could decline. Failure to implement or maintain effective internal control over financial reporting could also restrict our future access to the capital markets and subject each of us, our directors and our officers to both significant monetary and criminal liability. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from revenue generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial position, results and prospects may be adversely affected.
If we fail to implement and maintain effective internal controls over financial reporting, our ability to produce accurate financial statements on a timely basis could be impaired.
Following the completion of this offering, we will be subject to reporting obligations under U.S. securities laws and the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our second annual report on Form 20-F after we become public. If we fail to remediate the material weakness identified below, our management may conclude that our internal control over financial reporting is not effective. This conclusion could adversely impact the market price of our ordinary shares due to a loss of investor confidence in the reliability of our reporting processes.
In the future, we will be required to perform system and process evaluations and testing of our internal controls over financial reporting, to allow our management and our independent public registered accounting firm to report on the effectiveness of our internal control over financial reporting. In addition, our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense, expend significant management effort and we may need to hire additional accounting and financial staff with the appropriate experience and technical accounting knowledge, and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by our independent registered public accounting firm, may reveal additional deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. We cannot assure you that there will not be additional material weaknesses or significant deficiencies in our internal control over financial reporting in the future.
If we are unable to conclude that our internal controls are effective or if we have material weaknesses, investors could lose confidence in the accuracy or completeness of our reported financial information, which could have a negative effect on the trading price of our ordinary shares.
For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an “emerging growth company” for up to five years. At the time when we are no longer an emerging growth company, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur remediation costs. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
In connection with our preparation and the audit of our consolidated financial statements as of and for the years ended December 31, 2020 and 2019, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we fail to remediate our material weaknesses, we may not be able to report our financial results accurately or to prevent fraud.
Prior to 2020, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Further, our reporting obligations as a public company will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Although we are not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, in connection with the audit of our financial statements as of and for the years ended December 31, 2020 and 2019, we and our independent registered public accounting firm identified material weaknesses as defined by the Public Company Accounting Oversight Board in the United States, or the PCAOB, in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.
In connection with the audit of our 2020 and 2019 consolidated financial statements, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting related to the fact that we do not have the accounting and financial reporting resources necessary to comply with the obligations of U.S. public reporting company, as well as the necessary expertise to implement and maintain effective internal controls over financial reporting. The identified material weaknesses are primarily related to the (i) lack of sufficient accounting and supervisory personnel who have the appropriate level of technical accounting experience and training, and (ii) lack of adequate procedures and controls to ensure that accurate financial statements can be prepared and reviewed on a timely basis for annual reporting purposes.
To address the material weaknesses, we have engaged an external advisor to help prepare the financial statements in accordance with IFRS as well as help us put in place a formal control structure to detect and prevent material misstatements. We intend to continue taking steps to remediate the material weaknesses, including hiring individuals with sufficient technical IFRS knowledge, through formalizing documentation of policies and procedures and implementing additional accounting processes and controls. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and therefore we may not be able to conclude when these material weaknesses will be fully remediated.
If we are unable to successfully remediate our identified material weaknesses, or if we discover additional material weaknesses, we would be required to continue disclosing such material weaknesses in future filings with the SEC, which could adversely impact investor confidence in our company and the market price of our ordinary shares, and could subject us to litigation or regulatory enforcement actions.
The Public Company Accounting Oversight Board, or PCAOB, is currently unable to inspect the audit work and practices of auditors operating in Belgium, including our auditor.
Our auditors, EY Bedrijfsrevisoren BV/Reviseurs d’Entreprises SRL, are registered with the PCAOB. Our auditors, like any other independent registered public accounting firms operating in Belgium, are not yet permitted, because of Belgian regulation impediments, to be subject to inspections by the PCAOB that assess their compliance with U.S. laws and professional standards in connection with the performance of audits of financial statements filed with the SEC. As a result, our investors may not realize the potential benefits of such inspections. Cooperation between the Belgium regulators and the PCAOB is expected in the first half of 2021.
We may be subject to securities litigation, which is expensive and could divert management’s attention.
The market price of the ordinary shares may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.
We are a Belgian public limited liability company, and shareholders of our company may have different and in some cases more limited shareholder rights than shareholders of a U.S. listed corporation.
We are, and will upon the consummation of the offering be, a Belgian company with limited liability. Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Belgium. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and boards of directors in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board is required by Belgian law to consider the interests of our company, its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders. See “Description of Share Capital and Articles of Association — Articles of Association and Other Share Information.”
Investors resident in countries other than Belgium may suffer dilution if they are unable to participate in future preferential subscription rights offerings.
Under Belgian law and our constitutional documents, shareholders have a waivable and cancellable preferential subscription right to subscribe pro rata to their existing shareholdings to the issuance, against a contribution in cash, of new ordinary shares or other securities entitling the holder thereof to new ordinary shares, unless such rights are limited or cancelled by resolution of our general shareholders’ meeting or, if so authorized by a resolution of such meeting, our board of directors. The exercise of preferential subscription rights by certain shareholders not residing in Belgium (including those in the United States, Australia, Israel, Canada or Japan as a result of the offering and taking into account the current shareholding and international network of our current board of directors) may be restricted by applicable law, practice or other considerations, and such shareholders may not be entitled to exercise such rights, unless the rights and ordinary shares are registered or qualified for sale under the relevant legislation or regulatory framework. In particular, we may not be able to establish an exemption from registration under the U.S. Securities Act, and we are under no obligation to file a registration statement with respect to any such preferential subscription rights or underlying securities or to endeavor to have a registration statement declared effective under the U.S. Securities Act. Shareholders in jurisdictions outside Belgium who are not able or not permitted to exercise their preferential subscription rights in the event of a future preferential subscription rights, equity or other offering may suffer dilution of their shareholdings.
Takeover provisions in the national law of Belgium may make a takeover difficult.
Public takeover bids on our shares and other voting securities, such as warrants or convertible bonds, if any, are subject to the Belgian Act of April 1, 2007 on public takeover bids, as amended and implemented by the Belgian Royal Decree of April 27, 2007, or Royal Decree, and to the supervision by the Belgian Financial Services and Markets Authority, or FSMA. Public takeover bids must be made for all of our voting securities, as well as for all other securities that entitle the holders thereof to the subscription to, the acquisition of or the conversion into voting securities. Prior to making a bid, a bidder must issue and disseminate a prospectus, which must be approved by the FSMA. The bidder must also obtain approval of the relevant competition authorities, where such approval is legally required for the acquisition of our company. The Belgian Act of April 1, 2007 provides that a mandatory bid will be required to be launched for all of our outstanding shares and securities giving access to ordinary shares if a person, as a result of its own acquisition or the acquisition by persons acting in concert with it or by persons acting on their account, directly or indirectly holds more than 30% of the voting securities in a company that has its registered office in Belgium and of which at least part of the voting securities are traded on a regulated market or on a multilateral trading facility designated by the Royal Decree. The mere fact of exceeding the relevant threshold through the acquisition of one or more shares will give rise to a mandatory bid, irrespective of whether or not the price paid in the relevant transaction exceeds the current market price.
There are several provisions of Belgian company law and certain other provisions of Belgian law, such as the obligation to disclose important shareholdings and merger control, that may apply to us and which may make an unfriendly tender offer, merger, change in management or other change in control, more difficult. These provisions could discourage potential takeover attempts that third parties may consider and thus deprive the shareholders of the opportunity to sell their shares at a premium (which is typically offered in the framework of a takeover bid).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus, particularly the sections of this prospectus titled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. All statements other than present and historical facts and conditions contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this prospectus, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:
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timing, progress, completion and results of clinical trials and our research and development programs;

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the timing or likelihood of regulatory filings and approvals;

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our reliance on the success of our Genio system;

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our ability to achieve and maintain adequate levels of coverage or reimbursement for procedures performed with our products and any future products we may seek to commercialize;

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the commercialization of our products;

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estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

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the scope of protection we are able to establish and maintain for intellectual property rights covering our products and technology;

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our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

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cost associated with defending intellectual property infringement, product liability and other claims;

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regulatory development in the U.S., Europe and other jurisdictions;

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the rate and degree of market acceptance of our products;

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our expectations about market trends;

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developments relating to our competitors and our industry, including competing products;

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our ability to accurately forecast customer demand and manage our inventory;

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our ability to effectively manage our anticipated growth;

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our ability to attract and retain qualified employees and key personnel;

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statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance;

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our expected use of proceeds of the offering;

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the future trading price of the ordinary shares and impact of securities analysts’ reports on these prices;

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the impact on our business, financial condition and results of operations from the ongoing and global COVID-19 pandemic, or any other pandemic, epidemic or outbreak of an infectious disease in the U.S. or worldwide;

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our plans to remediate our material weaknesses; and

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other risks and uncertainties, including those listed under the caption “Risk Factors.”

You should refer to the section of this prospectus titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any forward-looking statements that we make in connection with this offering.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the Registration Statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS
We estimate that we will receive net proceeds from the offering of approximately $76.5 million (€64.0 million), based on the offering price of  $30.00 per ordinary share (€25.13 per ordinary share), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise of the underwriters’ option to purchase additional ordinary shares. If the underwriters exercise their option in full, we estimate that we will receive net proceeds from the offering of approximately $88.5 million (€74.1 million) after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of the offering are to increase our financial flexibility in order to fund product development and R&D activities, build out our commercial capabilities and expand the market for the Genio system. We currently expect to use the net proceeds from the offering, together with our cash and cash equivalents, as follows:
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$31.0 million to advance the commercialization of the Genio system in our initial target markets in Europe, Australia and New Zealand and for pre-commercialization activities in the United States;

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$23.7 million to continue gathering clinical data and to support physician initiated clinical research projects related to OSA patient treatments;

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$14.5 million to further finance R&D activities related to the next generation of the Genio system and to continue to build a pipeline of new technologies and explore potential collaboration opportunities in the field of monitoring and diagnostics for OSA; and

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the remainder for working capital and general corporate purposes.

This expected use of net proceeds from the offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We may also use a portion of the net proceeds to in-license, acquire or invest in additional businesses, technologies, products or assets. However, we have no current plans, commitments or obligations to do so. We cannot predict with certainty all of the particular uses for the net proceeds to be received upon the consummation of the offering or the amounts that we will actually spend on the uses set forth above. Predicting the cost necessary to commercialize and market the Genio system can be difficult and the amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, our plans to develop our in-house product manufacturing capabilities, the status of and results from clinical trials, any collaborations that we may enter into with third parties for the Genio system and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from the offering. See “Risk Factors — Risks Related to the Offering and these Securities —  We have broad discretion over the use of the net proceeds from the offering and may use them in ways with which you do not agree and in ways that may not enhance our operating results or the price of the ordinary shares.”
As of March 31, 2021, we had cash and cash equivalents of €86.2 million. We believe our cash and cash equivalents, together with the net proceeds of this offering, will be sufficient to fund our operations through 2024.
Pending our use of the net proceeds from the offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY
We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying cash dividends on our equity securities in the foreseeable future and intend to retain all available funds and any future earnings for use in the operation and expansion of our business. All of the ordinary shares offered by this prospectus will have the same dividend rights as all of our other outstanding ordinary shares. In general, distributions of dividends proposed by our board of directors require the approval of our shareholders at a meeting of shareholders with a simple majority vote, although our board of directors may declare interim dividends without shareholder approval, subject to the terms and conditions of the Belgian Code of Companies and Associations, or CCA. See “Description of Share Capital and Articles of Association.”
Our ability to distribute dividends is subject to availability of sufficient distributable profits as defined under Belgian law on the basis of our stand-alone statutory accounts prepared in accordance with Belgian GAAP. In particular, dividends can only be distributed if following the declaration and issuance of the dividends the amount of our net assets on the date of the closing of the last financial year as follows from the statutory non-consolidated financial statements (i.e., summarized, the amount of the assets as shown in the balance sheet, decreased with provisions and liabilities, all in accordance with Belgian accounting rules), and, save in exceptional cases, to be mentioned and justified in the notes to the annual accounts, decreased with the non-amortized costs of incorporation and extension and the non-amortized costs for research and development, does not fall below the amount of the paid-up capital (or, if higher, the issued capital), increased with the amount of non-distributable reserves (which include, as the case may be, the unamortized part of any revaluation surpluses).
In addition, pursuant to Belgian law and our Articles of Association, we must allocate an amount of 5% of our Belgian GAAP annual net profit to a legal reserve in its stand-alone statutory accounts, until the legal reserve amounts to 10% of our share capital. Our legal reserve currently does not meet this requirement nor will it meet the requirement at the time of the closing. Accordingly, 5% of our Belgian GAAP annual net profit during future years will need to be allocated to the legal reserve, further limiting our ability to pay out dividends to its shareholders.
For information regarding the Belgian withholding tax applicable to dividends and related U.S. reimbursement procedures, see “Material United States Federal Income and Belgian Tax Considerations — Material Belgian Tax Consequences.”

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2021 on an actual and on an as adjusted basis to reflect the issuance and sale of 2,835,000 ordinary shares in the offering at the initial offering price of €25.13 per ordinary share ($30.00 per ordinary share), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
Our capitalization following the offering will be adjusted based on the actual initial offering price and other terms of the offering determined at pricing. The table should be read in conjunction with the information contained in “Use of Proceeds,” “Summary Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our consolidated financial statements and the related notes included elsewhere in this prospectus.
	As of March 31, 2021
(in thousands)	Actual	As Adjusted
Cash and cash equivalents	€86,207	€150,257
Capital and Reserves
Capital	3,798	4,285
Share premium	150,986	214,549
Share based payment reserve	2,650	2,650
Currency translation reserve	79	79
Retained Earnings	(66,010)	(66,010)
Total equity	91,503	155,553
Non-current debt
Secured	2,737	2,737
Unsecured	7,794	7,794
Total non-current debt	10,531	10,531
Current debt
Secured	475	475
Unsecured	8,141	8,141
Total current debt	8,616	8,616
Total debt	19,147	19,147
Total capitalization	110,650	174,700
The number of ordinary shares that will be issued and outstanding after the offering, is based on 22,107,609 ordinary shares outstanding as of March 31, 2021, and excludes:
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997,500 ordinary shares issuable upon the exercise of warrants outstanding as of March 31, 2021 pursuant to our warrant plans, at a weighted average exercise price of €9.21 per ordinary share.

DILUTION
If you invest in the ordinary shares in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per ordinary share in this offering and our net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the net book value per ordinary share.
If you invest in the ordinary shares in this global offering, your ownership interest will be diluted to the extent of the difference between the offering price per ordinary share paid by you and the as adjusted net tangible book value per share after the offering. Our net tangible book value as of March 31, 2021 was €74.3 million ($88.7 million), or €3.36 per ordinary share (equivalent to $4.01 per ordinary share). Net tangible book value per share is determined by dividing (i) our total assets less our intangible assets and our total liabilities by (ii) the number of ordinary shares outstanding as of March 31, 2021, or 22,107,609 ordinary shares.
After giving effect to our sale of 2,835,000 ordinary shares in the offering, based on an offering price of €25.13 per ordinary share ($30.00 per ordinary share) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value at March 31, 2021 would have been €138.3 million ($165.1 million), or €5.54 per ordinary share (equivalent to $6.62 per ordinary share). This amount represents an immediate increase in net tangible book value of €2.18 per ordinary share ($2.61 per ordinary share) to our existing shareholders and an immediate dilution in net tangible book value of €19.59 per ordinary share ($23.38 per ordinary share) to new investors.
The following table illustrates this dilution on a per ordinary share basis:
	As of March 31, 2021
	Per Ordinary Share
Assumed initial public offering price		€25.13
Historical net tangible book value per ordinary share	€3.36
Increase in net tangible book value per ordinary share attributable investors participating in the offering	2.18
As adjusted net tangible book value per ordinary share after the offering		5.54
Dilution in as adjusted net tangible book value per ordinary share to new investors participating in the offering		€19.59
If the underwriters exercise in full their option to purchase additional ordinary shares, the as adjusted net tangible book value after the offering would be €5.85 per ordinary share ($6.98 per ordinary share), the increase in the as adjusted net tangible book value to existing shareholders would be €2.49 per ordinary share ($2.97 per ordinary share), and the dilution to new investors participating in this global offering would be €19.28 per ordinary share ($23.02 per ordinary share).
The following table sets forth consideration paid to us in cash for ordinary shares purchased from us by our existing shareholders (translated into U.S. dollars at an exchange rate of €1.00 for $1.194) and by new investors participating in this global offering based on the offering price of €25.13 per ordinary share ($30.00 per ordinary share) and before deducting underwriting discounts and commissions and estimated offering expenses payable by us.
	Ordinary Shares Purchased		Total Consideration		Average Price Per
	Number	Percent	Amount (in millions)	Percent	Ordinary Share
Existing shareholders	22,107,609	88.6%	$172,406,821	67.0%	$10.88
Investors participating in this offering	2,835,000	11.4	85,050,000	33.0	30.00
Total	24,942,609	100%	$257,456,821	100%	$10.34
If the underwriters exercise in full their option to purchase additional ordinary shares, the percentage of ordinary shares held by existing shareholders would be reduced to 87.1% of the total number of ordinary shares outstanding after the offering, and the number of shares held by investors participating in this offering would be increased to 12.9% of the total number of ordinary shares outstanding after this offering.
The number of ordinary shares that will be outstanding after the offering is based on 22,107,609 ordinary shares outstanding as of March 31, 2021 and excludes:
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997,500 ordinary shares issuable upon the exercise of warrants outstanding as of March 31, 2021 pursuant to our warrant plans, at a weighted average exercise price of €9.21 per ordinary share.

Certain of our existing shareholders, including Cochlear Investments Pty Ltd. and ResMed Inc., have indicated an interest in purchasing an aggregate of up to approximately 34.0 million in our ordinary shares in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, fewer or no shares to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, fewer or no shares in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with section entitled “Selected consolidated financial data,” our audited financial statements for the years ended December 31, 2019 and 2020, our unaudited condensed interim financial statements for the three months ended March 31, 2020 and 2021, as well as related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and our expectations with respect to liquidity and capital resources, includes forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those risks and uncertainties described in “Risk factors” and “Special note regarding forward-looking statements” in this prospectus. Our actual results could differ materially from the results described in or implied by these forward-looking statements.
Overview
We are a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea, or OSA. Our lead solution is the Genio system, a CE-Marked, patient-centric, minimally invasive, next generation hypoglossal neurostimulation therapy for OSA. OSA is the world’s most common sleep disordered breathing condition and is associated with increased mortality risk and comorbidities including cardiovascular diseases, depression and stroke. Our innovative technology platform is the first-of-its-kind hypoglossal nerve stimulation device intended to treat OSA through bilateral stimulation, designed to maintain an open airway for a restful night’s sleep. We started generating revenue from the Genio system in Europe in July 2020, and we are currently conducting our DREAM trial designed to support marketing approval in the United States. We continue to develop a significant body of clinical evidence to support the strong value proposition of the Genio system and its ability to improve the quality of life of OSA patients.
Our Genio system includes the world’s first and only battery-free, leadless and minimally invasive neurostimulator, capable of delivering bilateral hypoglossal nerve stimulation for moderate to severe OSA patients who did not tolerate, have failed or refused conventional CPAP therapy. We developed the Genio system with a patient-centric approach, designed for comfort, safety, compliance and improved quality of life. The Genio system includes a single implanted device that can be placed through a minimally invasive, single-incision surgery under the chin. The power source for the stimulator is external. Unlike competing hypoglossal nerve stimulators, the lack of an implantable battery or additional leads eliminates the need for complex lead tunneling and only requires a single incision for implantation. This minimally invasive procedure is typically completed in approximately one hour and allows patients to recover quickly and resume normal activities typically within a week. Further, the external activation chip eliminates the need for additional surgical procedures to replace depleted batteries and enables software, firmware or external hardware updates and upgrades to be implemented without the need for surgical intervention thereby limiting potential infection risk due to an additional procedure.
Since our inception, we have generated minimal revenue. Our ability to generate revenue from product sales and become profitable will depend in our ability to successfully commercialize the Genio system following marketing approval in our initial target markets. Our activities have consisted primarily of developing our Genio system, completing our BLAST OSA trial conducted in France and Australia, commencing our BETTER SLEEP clinical trial being conducted in Australia and New Zealand that is designed to expand our CE-Mark indication to include CCC, beginning our EliSA post-marketing trial in Europe, initiating our DREAM IDE pivotal trial in the United States designed to support FDA marketing authorization, and obtaining European regulatory approval. In June 2021, we announced initial top-line results from the six-month data for the BETTER SLEEP clinical trial. We are planning to submit the complete trial results to our E.U. Notified Body with the goal of expanding the CE-Marked indication to include CCC. We anticipate initial 12-month data for the DREAM trial will be available by the fourth quarter of 2022.
We have identified a country-specific reimbursement pathway and execution strategy for each of our initial target markets in Europe, Australia and New Zealand. We began our commercial launch in Germany in July 2020. After obtaining reimbursement approval in Germany through the existing hypoglossal nerve stimulation special innovation funding program, or NUB, we generated our first revenue in the second half of 2020. In 2021, we successfully obtained reimbursement in Germany under a dedicated DRG code for hypoglossal nerve stimulation and also recently obtained reimbursement under an OSA-specific DRG code in Switzerland from the Federal Statistic Office, or BFS. The reimbursement coverage in both Germany and Switzerland includes the cost of the Genio system, implant procedure, hospital stay and follow-up care. We expect to begin marketing in Switzerland and in Spain in 2021.
Based on market access activities conducted over the past several years, we have developed tailored reimbursement strategies using assessments of the local requirements of target countries. In countries where there is existing reimbursement coverage in place, we plan to piggyback on existing coding and reimbursement, acting as a fast-follower. In countries where there is no existing reimbursement coverage, we will seek to be the first in that market to obtain reimbursement coverage. In countries without existing reimbursement coverage, the strategy could include (i) making the Genio system commercially available for patients through country specific innovation funding pathways for procedures and products that would not yet be covered by an existing code, (ii) supporting case-by-case funding submission in focus hospitals that can use their budget to fund the therapy, (iii) entering into specific commercial deals with privately funded hospital groups, or (iv) out-of-pocket payment.
Although we plan to commercialize the Genio system in Europe, Australia and New Zealand, bringing the Genio system to the U.S. market is key to our commercial strategy. Assuming a positive outcome from the DREAM trial, we expect to apply for marketing authorization in the United States with the aim of being commercially available in the United States in the second half of 2023. We have established a systematic approach to commercializing the Genio system in our target countries which focuses on active engagement, education and market development across patients, physicians and hospitals. We currently market our therapy to physicians and hospitals where ear, nose, and throat doctors, or ENTs, sleep doctors and general practitioners diagnose and treat patients with OSA.
We are actively expanding our current European sales and marketing organization with country-specific sales teams upon receiving country-specific reimbursement, such as in Germany. Our European market development team includes direct sales representatives who focus on prioritizing high volume ENT centers, sleep centers, and building long-standing relationships with key physicians such as sleep doctors, ENT doctors and general practitioners who have strong connectivity to the OSA patient population that may be eligible for our therapy. We support our physicians through all aspects of the patient journey, starting from initial diagnosis through surgical support and post implantation patient follow-up. We also seek to establish long-term partnerships with key opinion leaders and patient associations that are built on mutual trust and oriented towards the needs of our patients and customers. Our marketing organization is focused on building physician awareness through referral network development, education, targeted key opinion leader, or KOL, development and training, and direct-to-consumer marketing. We plan to build a direct sales and marketing team in the United States as we approach potential FDA marketing authorization of our Genio system.
We rely on third-party suppliers to manufacture all the components of the Genio system to our specifications. Our principal suppliers are Medistri SA, Resonetics, VSI Parylene, Reinhardt Microtech GmbH (Cicor), Lust Hybrid, Meko, and S&D Tech SRL. The raw materials used by our suppliers are purchased in the open market. Outsourcing component manufacturing reduces capital investment and reduces operational expense for us. We manage these suppliers with experienced in-house resources and require them to comply with applicable standards and regulations, as well as use quality assurance processes and technology. We seek to maintain higher levels of inventory to protect ourselves from supply interruptions. We receive all components of the Genio system at our facility in Tel Aviv, Israel where we assemble the final product and package it in our clean room. Product distribution is also done from this facility. We also operate a manufacturing facility in Belgium and plan to use this facility to further scale-up our manufacturing capacity.
To date, our primary sources of capital have been private placements and public offerings of our common stock, debt financing agreements, and revenue from the sale of our products. Since inception, we have raised equity financing of €165.4 million. As of March 31, 2021, we had cash and cash equivalents of €86.2 million, long-term debt of €10.5 million and an accumulated deficit of €66.0 million. We have devoted substantially all of our resources to research and development activities related to our Genio system, including clinical and regulatory initiatives to obtain marketing approvals and have more recently begun to build our European commercialization infrastructure. During the year ended December 31, 2020, we generated revenue of  €69,000 and our net loss was €12.3 million, and during the three months ended March 31, 2021, we generated revenue of €185,000 and our net loss was €5.7 million. Following this offering we expect that our general and administrative, research and development, quality assurance and regulatory, clinical, manufacturing, patent fees and related, therapy development and other expenses will continue to increase as we expand our marketing efforts to increase sales of the Genio system, conduct clinical trials, including our pivotal DREAM trial, seek for additional regulatory approvals and clearances and continue to invest in research and development to create product enhancements and enhance our product offering.
Key Factors and Trends
Obtaining regulatory approval in additional significant markets
We must successfully obtain timely approval or clearances and introduce new markets that gain acceptance with physicians. We are currently approved to market in Europe. And for our sales to grown, we will also need to receive FDA marketing authorization for the Genio system. We recently began the DREAM trial, which is our pivotal trial that we intend to rely on to receive marketing authorization in the United States. We anticipate announcing initial 12-month data from the DREAM trial by the fourth quarter of 2022. Assuming the data is favorable, we intend to apply to the FDA for marketing authorization for the Genio system. Our ability to expand the list of countries in which we are able to market and sell our system will significantly impact our revenue growth and the costs we incur in anticipation of such growth. Seeking for and obtaining regulatory approval for the Genio system in any of these countries is a long, expensive and uncertain process that can be impacted by numerous risks which are outside our control.
Growing and supporting our commercial organization.
We are committed to making additional investments in, and will continue to invest in recruiting, training and retaining experience and specialized sales teams. As of March 31, 2021, our European commercial team consists of seven professionals, who have substantial medical device sales and marketing, training and education as well as clinical experience and are operating from our headquarter in Belgium. Since the Genio system began being reimbursed under a dedicated DRG code in Germany, we have additionally invested in building up a dedicated direct sales and marketing organization of six individuals, led by a country director in Germany. In order to grow our business with existing and new accounts, we will need to continue making significant investments in educating physicians, hospitals and patients in the advantages of the Genio system for the treatment of moderate to severe OSA.
Continuing to invest in developing clinical support.
Publication of clinical results by us can have a significant influence on whether the Genio system is used by physicians. We intend to continue investing in clinical studies on the Genio system. We are initially targeting markets in Europe, Australia and New Zealand where we have identified a country-specific reimbursement pathway or execution strategy. We obtained reimbursement coverage and began marketing in Germany in 2020 and recently obtained reimbursement coverage in Spain and Switzerland, where we expect to begin marketing in 2021.
Increasing physician adoption and acceptance of the Genio System
The growth of our business depends on our ability to gain broader acceptance of the Genio system by continuing to make physicians aware of the benefits of the Genio system in order to generate increased demand and frequency of use and, thus, increase sales to our customers. Our ability to grow our business will also depend on our ability to expand our customer base in existing and new target markets. To date, the Genio system is our only product on the market. The Genio system has not yet received marketing approval in the United States, however. Accordingly, our future financial performance will depend on the successful completion of our planned pivotal trial in the United States.
Securing additional coverage and reimbursement by third-party payors
The level of reimbursement from third-party payors for procedures performed using the Genio system could have a substantial impact on the prices we are able to charge for the Genio system and how widely it is accepted. In many countries, payment for the Genio system will be dependent on obtaining a reimbursement code or codes for the procedure and the Genio system. Obtaining a reimbursement code can be a lengthy process that varies from country to country. While there is general consensus among physicians and payors of the medical necessity to treat OSA and increase the number of hypoglossal nerve stimulation therapy coverage decisions, we continue to develop further clinical evidence demonstrating a long-term meaningful improvement in net health outcomes for patients meeting the specified criteria. We believe that establishing and maintaining reimbursement will be important in achieving broad acceptance of our system by healthcare providers in these markets. For our sales to grow, we will also need to receive FDA marketing authorization for the Genio system. We expect that the outcomes of the ongoing pivotal DREAM trial, if favorable, will support marketing approval and reimbursement in the United States.
Continuing to invest in innovation and growth
We continue to invest in, and innovate with respect to, our existing Genio system to further improve future generations, as well as clinical outcomes, enhance the patient and physician experience and broaden the patient population that can be treated. We are also investing in building our pipeline of new products through our partnership with Vanderbilt University to expand the current neurostimulation options to treat moderate to severe OSA. While developing new products and technologies can be time consuming and costly, we believe that a pipeline of new technologies and next generation products is important for supporting increased adoption of our products. In the short term, we expect these activities to increase our net losses, but in the longer term, we anticipate they will positively impact our business and results of operations.
Due to these and other factors and trends, we expect to experience meaningful variability in our financial performance for the foreseeable future, including, but not limited to: costs, benefits and timing of new product introductions; the availability and cost of components and raw materials; and fluctuations in foreign currency exchange rates. Additionally, we experience quarters in which operating expenses, in particular research and development expenses, fluctuate depending on the stage and timing of product development.
While these factors may present significant opportunities for us, they also pose significant risks and challenges that we must address. See the section titled “Risk Factors” for more information.
Impact of COVID-19 Pandemic
Our business and the business of our development and manufacturing partners and suppliers have been and may in future be affected by pandemics, epidemics, or other health crises, including the ongoing outbreak of COVID-19. The ultimate impact of the COVID-19 outbreak or any similar health pandemic or epidemic is highly uncertain and subject to rapid change. COVID-19-related issues or measures may result in stoppages, interruptions, reductions or breaks in production activities, supply chain and support functions.
The outbreak of COVID-19 and its continued persistence has created an exceptional situation requiring exceptional measures. In response, we implemented governmental safety guidelines, including implementing work-from-home policies for our sales and administrative employees and staggered work times for our lab and manufacturing employees. To date, our Tel Aviv-based manufacturing facility has not experienced a stoppage of production activities and we have not experienced a noticeable delay or decrease in supply of components from our third-party suppliers due to the COVID-19 pandemic. Additionally, our support functions, including our research and development and quality assurance activities, have also continued, albeit at a reduced capacity. We have experienced and are continuing to experience slower than anticipated enrollment in our DREAM trial due to patient screening activities and elective surgeries having been reduced and, in some cases, put on hold in Europe, Australia and the United States. We also foresee challenges in training and proctoring new centers and their surgeons in the United States and Europe. Patients may be less willing to travel to these centers or their travel may be restricted, which could also impact our clinical and commercial activities.
While the ultimate overall economic impact caused by the COVID-19 pandemic may be difficult to assess or predict, it has resulted in significant disruption to the global financial markets. If these disruptions are sustained or recurrent, it may be difficult for us to access capital if and when we need it, which could negatively affect our ability to source required funding and could delay or prevent us from executing our strategy as planned.
Although we are monitoring developments related to the COVID-19 pandemic closely, the impact of COVID-19 on our business is uncertain at this time and will depend on future developments, which cannot be predicted, including new information which may emerge concerning the efficacy or side effects of vaccines and the speed of vaccination activities, the severity of COVID-19 and the actions taken to contain it or address its impact, among other things. Therefore, we do not yet know the full extent of the impact on our business, including our supply chains, our clinical studies and our access to the capital required to execute our business strategy.
Components of Our Results of Operations
Revenue
We currently derive all of our revenue from the sale of our proprietary Genio system, which we have started commercializing in Europe and, more specifically, in Germany. We sell the Genio system to both hospitals and distributors. Revenue from selling the Genio system is recognized at a point in time when control over the Genio system is transferred to the customer, which is in general at delivery at customer site or a predefined location in the country of the customer. The revenue from the Genio system may consist of individual products or a bundle of products in the form of a kit. The revenue is then recognized at an amount that reflects the consideration to which we expect to be entitled in exchange of the Genio system. In determining the transaction price for the sale of the Genio system, we consider the effects of variable consideration. We did not have any contracts with customers subject to IFRS 15 prior to 2020 and thus there is no impact of adopting IFRS 15. As of 2020, contracts with customers are accounted under IFRS 15.
Cost of Goods Sold
Cost of goods sold consists primarily of third-party manufacturing costs that we incur to obtain the components necessary to manufacture our Genio system. Direct costs from our third-party manufacturers includes costs for raw materials plus the mark-up for the assembly of the components. Cost of goods sold also includes allocated overhead for indirect labor, depreciation and information technology, certain direct costs such as those incurred for shipping our products, and personnel costs, including salary and share-based compensation.
Gross Profit and Gross Margin
We calculate gross profit as revenue less cost of goods sold, and gross margin as gross profit divided by revenue. Our gross margin has and will continue to be affected by a variety of factors, primarily average selling prices, production and ordering volumes, third-party manufacturing costs and cost-reduction strategies. We expect our gross profit to increase in the foreseeable future as our revenue grows. Our gross margin may increase over the long-term to the extent our production volume increases as our fixed manufacturing costs would be spread over a larger number of units.
Operating Expenses
Research and Development Expenses (in aggregate)
Research and development expenses (in aggregate) includes the following components: research and development expenses, clinical expenses, manufacturing expenses, quality assurance and regulatory expenses and patent fees and related expenses.
Research and Development Expenses
Research and development expenses consist primarily of product development, engineering to develop and support our products, testing, consulting services and other costs associated with the next generation of the Genio system. We continue to invest in improving the Genio system to develop next generation products with improved features with respect to patient comfort, therapy efficacy, reliability and patient and market acceptance. These expenses primarily include employee compensation and outsourced development expenses. We expect research and development expenses to increase in the future as we develop the next generation of the Genio system and are investing in building a new product pipeline.
Clinical Expenses
Clinical expenses consist primarily of clinical studies related to the development of our Genio system, consulting services and other costs associated with clinical activities. These expenses include employee compensation, clinical trial management and monitoring, payments to clinical investigators, data management and travel expenses for our various clinical trials. We expect clinical expenses to increase in the future as we continue to enroll additional patients in EliSA and DREAM studies.
Manufacturing Expenses
Manufacturing expenses consist primarily of employee compensation, acquisition costs of the components of the Genio system as well as distribution-related expenses such as logistics and shipping costs or non-commercial units of the Genio system. We expect our manufacturing expenses to increase in the future as we will conduct more clinical studies and continue investing in R&D.
Quality Assurance and Regulatory Expenses
Quality assurance and regulatory expenses consist primarily of quality control, quality assurance and regulatory expenses for activities non-related to the production of commercial units of the Genio system. These expenses include employee compensation, consulting, testing, and travel expenses related to the QA/RA department. We expect our quality assurance and regulatory expenses to increase in the future as we continue increasing our R&D and manufacturing activities.
Patent Fees and Related Expenses
Patent fees and related expenses consist primarily of compensation for personnel, spending related to the protection of company’s intellectual property, prosecution costs and travel expenses. We expect our patent fees and related expenses to increase in the future as we believe our intellectual property portfolio will grow over time.
Selling, General and Administrative (in aggregate)
Selling, general and administrative expenses (in aggregate) includes the following components: general and administrative expenses, therapy development expenses and other operating income/expenses.
General and Administrative Expenses
General and administrative expenses consist primarily of compensation for personnel, including salaries, bonuses, benefits, and stock-based compensation, related to our finance, information technology, legal and human resource functions, as well as professional services fees (including legal, audit and tax fees), insurance costs, general corporate expenses and allocated facilities-related expenses. We expect that our general and administrative expenses will increase as we expand our headcount to support our growth and incur additional expenses related to operating as a dual listed public company, including director and officer insurance coverage, legal costs, accounting costs, costs related to exchange listing and costs related to U.S. Securities and Exchange Commission, or SEC, compliance and investor relations.
Therapy Development Expenses
Therapy development expenses consist primarily of compensation for personnel, spending related to direct sale force, market access and reimbursement activities. Other therapy development expenses include training physicians, travel expenses, conferences, market research, advertising and public relations. We expect our therapy development expenses to increase in the future as commercial activities will grow over time.
Other Operating Income/Expenses
Other operating income/expenses consist of the impact of the initial measurement and re-measurement of financial debt and the Australian R&D incentive subsidies receive by our subsidiary in Australia.

Results of Operations
For the Three Months Ended March 31, 2020 and 2021
The following table summarizes our results of operations for the periods presented below:
	Three Months Ended March 31		Year-Over-Year Change
(in Thousands)	2021	2020	Euro Change	% Change
Revenue	€185	€—	€185	—
Cost of goods sold	(52)	—	(52)	—
Gross Profit	133	—	133	—
General and administrative expenses	(1,818)	(1,178)	(640)	54.3%
Research and development expenses	(852)	(7)	(845)	*
Clinical expenses	(342)	(177)	(165)	93.2%
Manufacturing expenses	(901)	(62)	(839)	*
Quality assurance and regulatory expenses	(325)	(25)	(300)	*
Patents fees & related expenses	(674)	(58)	(616)	*
Therapy development expenses	(548)	(352)	(196)	55.7%
Other operating income/(expenses)	4	(191)	195	(102.1)%
Operating loss for the period	(5,323)	(2,050)	(3,273)	159.7%
Financial income	4	19	(15)	(78.9)%
Financial expense	(325)	(336)	(11)	(3.3)%
Loss for the period before taxes	(5,644)	(2,367)	(3,277)	138.4%
Taxes	(25)	(13)	(12)	92.3%
Loss for the period	(5,669)	(2,380)	(3,289)	138.2%

*
Greater than 1,000%.

Revenue
Revenue was €185,000 for the three months ended March 31, 2021, compared to no revenue for the three months ended March 31, 2020. The increase in revenue was attributable to our commercialization of the Genio system in Europe, which began in July 2020.
Cost of Goods Sold
Cost of goods sold was €52,000 for the three months ended March 31, 2021, compared to no cost for the three months ended March 31, 2020. The increase in cost of goods sold was attributable to the sales of the Genio system in Europe, which began in July 2020.
Research and Development Expenses (in aggregate)
Research and development expenses (in aggregate) increased by €2.8 million from €329,000 for the three months ended March 31, 2020 to €3.1 million for the three months ended March 31, 2021 due to the factors discussed below with respect to each component of research and development expenses (in aggregate).
Research and Development Expenses.   Before capitalization of €311,000 for the three months ended March 31, 2020, research and development expenses increased by €0.5 million, or 168%, from €318,000 (or €7,000 after capitalization of  €311,000) for the three months ended March 31, 2020 to €0.9 million for the three months ended March 31, 2021, due to an increase in staff and consulting costs to support our R&D activities.
Clinical Expenses.    Before capitalization of €1.4 million for the three months ended March 31, 2021 and capitalization of €568,000 for the three months ended March 31, 2020, clinical expenses increased by €1.1 million, or 139%, from €0.7 million (or €177,000 after capitalization of €568,000) for the three months ended March 31, 2020 to €1.8 million for the three months ended March 31, 2021 (or €342,000 after capitalization of €1.4 million). The increase in the expenses was mainly due to an increase in staff and consulting to support the completion of the BETTER SLEEP trial implantations, continuous recruitment for the EliSA trial and the ongoing DREAM IDE trial in the United States.
Manufacturing Expenses.    Before capitalization of €215,000 for the three months ended March 31, 2021 and €578,000 for the three months ended March 31, 2020, manufacturing expenses increased by €0.5 million, or 74%, from €0.6 million (or €62,000 after capitalization of €578,000) for the three months ended March 31, 2020 to €1.1 million (or €901,000 after capitalization of €215,000) for the three months ended March 31, 2021. The increase was mainly due to an increase in staff, in the production and engineering team to support capacity and yield improvement, and in purchasing raw materials to support an increase in production.
Quality Assurance and Regulatory Expenses.    Before capitalization of €133,000 for the three months ended March 31, 2021 and €263,000 for the three months ended March 31, 2020, quality assurance and regulatory expenses increased by €170,000, or 59%, from €288,000 (or €25,000 after capitalization of €263,000) for the three months ended March 31, 2020 to €458,000 (or €325,000 after capitalization of €133,000) for the three months ended March 31, 2021. The increase was mainly due to an increase in staff and QA & regulatory activities to support the manufacturing scaling-up process.
Patent Fees & Related Expenses.   Before capitalization of €56,000 for the three months ended March 31, 2020, patent fees & related expenses increased by €560,000, or 491%, from €114,000 (or €58,000 after capitalization of  €56,000) for the three months ended March 31, 2020 to €0.7 million for the three months ended March 31, 2021 due to expenses related to the license agreement with Vanderbilt University.
Selling, General and Administrative Expenses (in aggregate)
Selling, general and administrative expenses (in aggregate) increased by €0.7 million, or 41%, from €1.7 million for the three months ended March 31, 2020 to €2.4 million for the three months ended March 31, 2021 due to the factors discussed below with respect to each component of selling, general and administrative expenses (in aggregate).
General and Administrative Expenses.   General and administrative expenses increased by €0.6 million, or 54%, from €1.2 million for the three months ended March 31, 2020 to €1.8 million for the three-months ended March 31, 2021 mainly due to an increase in consulting expenses. The increase in consulting and contractors’ fees includes variable compensations for an amount of  €253,000 for the three months ended March 31, 2020 and €498,000 for the three-months ended March 31, 2021 related to a cash-settled share based payment transaction.
Therapy Development Expenses.   Therapy development expenses increased by €196,000, or 56%, from €352,000 for the three months ended March 31, 2020 to €0.5 million for the three months ended March 31, 2021. The increase in the expenses was mainly due to an increase in staff and consulting to support the launch the commercialization of the Genio system in Europe.
Other Operating Income / (Expenses).   We had other operating expenses of €191,000 for the three months ended March 31, 2020 and operating income of €4,000 for the three months ended March 31, 2021. The change in expenses was mainly due to the impact of the initial measurement and re-measurement of the financial debt.
Operating Loss
The increase of operating loss from €2.1 million for the three months ended March 31, 2020 to €5.3 million for the three months ended March 31, 2021, or a change of €3.3 million, was due to increases of activities in all departments. We are currently conducting three clinical trials to continue gathering clinical data and obtain regulatory approvals. In June 2020, we obtained IDE approval to start the DREAM trial in the United States. In line with this strategy, we continue to invest in research and development to improve and develop the next generation of the Genio system and prepare for scaling-up of production capacities.

For the Years Ended December 31, 2019 and 2020
The following table summarizes our results of operations for the periods presented below:
	For the year ended December 31		Year-Over-Year Change
(in Thousands)	2020	2019	Euro Change	% Change
Revenue	€69	€—	€69	—
Cost of goods sold	(30)	—	(30)	—
Gross Profit	39	—	39	—
General and administrative expenses	(7,522)	(4,226)	(3,296)	(78.0)%
Research and development expenses	(473)	(630)	157	24.9%
Clinical expenses	(1,053)	(848)	(205)	(24.2)%
Manufacturing expenses	(460)	(489)	29	5.9%
Quality assurance and regulatory expenses	(227)	(227)	—	—
Patents fees & related expenses	(123)	(267)	144	53.9%
Therapy development expenses	(1,864)	(902)	(962)	106.7%
Other operating income/(expenses)	459	(126)	585	464.3%
Operating loss for the period	(11,224)	(7,715)	(3,509)	(45.5)%
Financial income	62	71	(9)	(12.7)%
Financial expense	(990)	(740)	(250)	(33.8)%
Loss for the period before taxes	(12,152)	(8,384)	(3,768)	(44.9)%
Taxes	(93)	(70)	(23)	(32.9)%
Loss for the period	(12,245)	(8,454)	(3,791)	(44.8)%
Revenue
Revenue was €69,000 for the year ended December 31, 2020, compared to zero for the year ended December 31, 2019. The increase in revenue was attributable to our initial commercialization of the Genio system, which began in July 2020.
Cost of Goods Sold
Cost of goods sold was €30,000 for the year ended December 31, 2020, compared to zero for the year ended December 31, 2019. The increase in cost of goods sold was attributable to the initial sales of the Genio system, which began in July 2020.
Research and Development Expenses (in aggregate)
Research and development expenses (in aggregate) decreased by €125,000, or 5.1%, from €2.5 million in 2019 to €2.3 million in 2020 due to the factors discussed below with respect to each component of research and development expenses (in aggregate).
Research and Development Expenses.   Research and development expenses decreased by €0.2 million, or 24.9%, from €0.6 million in 2019 to €0.5 million in 2020 due to the increase of development costs of the Genio system of €0.7 million and a decrease of €0.8 million of capitalized costs.
Clinical Expenses.   Clinical expenses increased by €205,000, or 24.2%, from €0.9 million for the year ended December 31, 2019 to €1.1 million for the year ended December 31, 2020. The increase in clinical expense was mainly due to an increase of €0.9 million in staff and consulting to support the completion of the BETTER SLEEP trial implantations, for continued recruitment for the EliSA trial and for the launch of the DREAM trial in the United States. The costs related to these three clinical studies increased by €0.5 million and capitalized clinical costs decreased by €1.2 million.
Manufacturing Expenses.   Manufacturing expenses decreased by €29,000, or 5.9%, from €489,000 for the year ended December 31, 2019 to €460,000 for the year ended December 31, 2020. The decrease in manufacturing expenses was mainly due to a decrease of capitalized costs of €2.0 million offset by an increase of staff and production costs of €2.0 million as we hired additional staff in the production and engineering team to support capacity and yield improvement and we purchase more raw materials to support increase in the production.
Quality Assurance and Regulatory Expenses.   Quality assurance and regulatory expenses remained €227,000 for each of the years ended December 31, 2019 and 2020. Quality assurance and regulatory expenses are primarily comprised of costs related to staff and quality assurance and regulatory activities to support scaling up our manufacturing process.
Patent Fees & Related Expenses.   Patent fees and related expenses decreased by €144,000, or 54%, from €267,000 for the year ended December 31, 2019 to €123,000 for the year ended December 31, 2020. The decrease was primarily due to the outsourcing of patent–related activities.
Selling, General and Administrative Expenses (in aggregate)
Selling, general and administrative expenses (in aggregate) increased by €3.6 million, or 68%, from €5.3 million in 2019 to €8.9 million in 2020 due to the factors discussed below with respect to each component of selling, general and administrative expenses (in aggregate).
General and Administrative Expenses.   General and administrative expenses increased by €3.3 million, or 78%, from €4.2 million for the year ended December 31, 2019 to €7.5 million for the year ended December 31, 2020. The increase is due to consulting expenses, staff and legal fees to support our growth. The increase in consulting and contractors’ fees includes variable compensations for an amount of €2.0 million related to a cash-settled share based payment transaction. The increase of €159,000 in legal fees is due to services and not to any ongoing disputes.
Therapy Development Expenses.   Therapy development expenses increased by €1.0 million, or 106.7%, from €0.9 million for the year ended December 31, 2019 to €1.86 million for the year ended December 31, 2020. The increase was primarily due to an increase of €0.7 million in staff and consulting to support the commercialization in Europe.
Other Operating Income / (Expenses).   Other operating income increased by €0.6 million, or 464.3%, from an expense of €126,000 for the year ended December 31, 2019 to an income of €459,000 for the year ended December 31, 2020. The increase was primarily due to the increase of €0.6 million in R&D Incentive (Australia) to be received on development expenses incurred by the subsidiary in Australia.
Operating Loss
The increase of operating loss from €7.7 million in 2019 to €11.2 million 2020, or a change of €3.5 million, was due to increases of activities in all departments. We are currently conducting three clinical trials to continue gathering clinical data and obtain regulatory approvals. In June 2020, we obtained IDE approval to start the DREAM trial in the United States. In line with its strategy, we continue to invest in research and development to improve and develop the next generation of the Genio system and prepare for scaling-up of production capacities.
Liquidity and Capital Resources
To date, our primary sources of capital have been private placements and public offerings of our common stock and debt financing agreements. Since inception, we have raised equity financing of €165.4 million. In September 2020, we raised €84.8 million as a result of the initial public offering of new shares on the Euronext. All of our shares were admitted to trading on the regulated market of Euronext Brussels under the symbol “NYXH”. As of March 31, 2021, we had cash and cash equivalents of €86.2 million and an accumulated deficit of €66.0 million.
Short-Term and Long-Term Obligations
Grants and Subsidies from the Walloon Region
We have been granted several recoverable cash advances by the Walloon Region since our incorporation in 2009. The recoverable cash advances are dedicated to funding specific research and development programs. The funding covers between 55% to 60% of the budgeted costs of the specified programs and bear interest at one-year Euribor + 100bp. All recoverable cash advances consist of two phases, the “research phase” and the “exploitation phase”.
During the research phase, we receive funds from the Walloon Region based on statements of expenses. At the end of the research phase, we are required to decide within six months whether or not to exploit the results of any given research program. If we decide not to exploit the results of a program, we have to transfer to the Walloon Region all real rights with respect to the results, and the cash advance does not have to be reimbursed. If we decide to exploit the results of a program funded by a recoverable cash advances, the relevant recoverable cash advance becomes refundable during the exploitation phase. The exploitation phase starts once a decision is made and has a maximum duration period determined in the relevant contract or addendum to the relevant contract (until 2037 or 2038).
The repayment of the recoverable cash advances to the Walloon Region consists of two elements:
•
fixed repayments paid in annual amounts throughout the duration of the exploitation phase and representing in aggregate 30% of the principal amount; and

•
turnover-dependent reimbursements paid as a percentage of sales of the principal amount of the recoverable cash advance depending on the actual outcome of the sales.

Total repayment is, in the aggregate (including the accrued interest), capped at two times the nominal amount.
We have contracted the following recoverable cash advances with the Walloon Region:
(in Thousands)	Contractual Advances	Advances received	Amounts reimbursed
Total	€7,627	€7,627	€519
In addition to these recoverable cash advances, we have also received several grants from the Walloon Region totaling €1.0 million, related to first requests for patents and territorial extension. The grants partially cover the expenses related to the follow-up actions to be taken after a patent request. In principle, the grants do not have to be reimbursed unless the conditions set out in the contracts related to the exploitation of the patent are not complied with.
Funding Requirements
We use our cash to fund our operations, which primarily include the cost of manufacturing our Genio system, as well operating expenses and related personnel costs. We expect research and development expenses to increase for the foreseeable future as we continue to hire personnel and invest in next-generation innovations of the Genio system and related products. In addition, we expect our general and administrative expenses to increase for the foreseeable future as we hire personnel and expand our infrastructure to both drive and support the anticipated growth in our organization. We will also incur additional expenses as a result of operating as a dual listed public company and also expect to increase the size of our administrative function to support the growth of our business. The timing and amount of our operating expenditures will depend on many factors, including:
•
acceptance of our therapy by patients, physicians, government payers, private payers, and the market generally;

•
the scope, rate of progress and cost of current or future clinical studies;

•
the cost of research and development activities;

•
the cost associated with any complications or side effects related to the use of the Genio system;

•
the cost of filing and prosecuting patent applications and other intellectual property rights and defending and enforcing our patents or other intellectual property rights in various jurisdictions;

•
the cost of defending, in litigation or otherwise, any claims that we infringe third-party patents or other intellectual property rights;

•
the cost and timing of additional regulatory clearances or approvals;

•
the cost and timing of establishing additional sales and marketing capabilities;

•
costs associated with any product recall that may occur;

•
the effect of competing technological and market developments;

•
the extent to which we acquires or invests in products, technologies and businesses; and

•
the costs of operating as a dual listed public company.

As of March 31, 2021, we had cash and cash equivalents of €86.2 million. Based on our current operating plan, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to meet our capital requirements and fund our operations through 2024. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. Without taking into account the net proceeds we expect to receive from this offering, we believe that our existing cash and cash equivalents will be sufficient to meet our capital requirements and fund our operations for the next twelve months. We may seek to raise any necessary additional capital through public or private equity offerings or debt financings, credit or loan facilities or a combination of one or more of these or other funding sources. Additional funds may not be available to us on acceptable terms or at all. If we fail to obtain necessary capital when needed on acceptable terms, or at all, we could be forced to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations. If we raise additional funds by issuing equity securities, our shareholders will suffer dilution and the terms of any financing may adversely affect the rights of our shareholders. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing shareholders. Debt financing, if available, is likely to involve restrictive covenants limiting our flexibility in conducting future business activities, and, in the event of insolvency, debt holders would be repaid before holders of our equity securities received any distribution of our corporate assets.
Cash Flows
The table below summarizes our cash flows information for the three months ended March 31, 2020 and 2021.
	For the three months ended March 31
(in Thousands)	2021	2020
Net cash used in operating activities	€(4,159)	€(1,197)
Net cash used in investing activities	(1,775)	(1,777)
Net cash used in / generated from financing activities	(104)	24,838
Movement in cash and cash equivalents	(6,038)	21,864
Effect of exchange rates on cash and cash equivalents	€(55)	€155
Net cash used in operations was €4.2 million for the three months ended March 31, 2021 compared to €1.2 million for the three months ended March 31, 2020. The increase of €3.0 million was primarily due to an increase in a loss for the period of €3.3 million that was mainly attributable to increased general and administrative expenses, research and development expenses, manufacturing expenses and therapy development expenses, which were offset by a positive variation in the working capital of €0.5 million.
Net cash used in investing activities for each of the three months ended March 31, 2021 and the three months ended March 31, 2020 was €1.8 million.
Net cash used in financing activities for the three months ended March 31, 2021 was €104,000 compared to €24.8 million of net cash provided by financing activities during the three months ended March 31, 2020. The decrease was due to a lack of capital increase during the first quarter of 2021.

The table below summarizes our cash flows information for the years ended December 31, 2019 and 2020.
(in Thousands)	For the year ended December 31
	2020	2019
Net cash used in operations	€(7,015)	€(5,965)
Net cash used in investing activities	(10,693)	(5,795)
Net cash from financing activities	104,176	733
Effects of exchange rate changes	(23)	77
Change in cash and cash equivalents	€86,445	€(10,950)
Net cash used in operations was €7.0 million for the year ended December 31, 2020 compared to €6.0 million for the year ended December 31, 2019. The increase of cash used in operations of €1.1 million was primarily due to higher losses of €3.8 million that were mainly attributable to increased general and administrative expenses and therapy development expenses, as described in more detail above, and higher interest and tax paid, net by €161,000, which were partially offset by an increase in non-operating cash adjustments of €2.42 million and a positive variation in the working capital of €460,000.
Net cash from investing activities for the year ended December 31, 2020 was €10.7 million compared to €5.8 million for the year ended December 31, 2019. The increase in net cash from investing activities related to higher capitalization of development expenses in 2020.
Net cash from financing activities for the year ended December 31, 2020 was €104.2 million compared to €0.7 million for the year ended December 31, 2019. The increase was primarily due to proceeds from our Euronext IPO that we completed in September 2020 and the proceeds from the February 2020 capital raise.
Contractual Obligations and Commitments
Our principal obligations consist of a lease liability, financial debt (which includes recoverable cash advances and other loan) and trade and other payables. The following table sets out, as of December 31, 2019 and 2020, our contractual obligations and commitments due by period:
(in Thousands)	2020				2019
	Lease Liability	Financial Debt	Trade & Other Payable	Other Commitments*	Lease Liability	Financial Debt	Trade & Other Payable
Less than 1 year	€560	€632	€5,313	€1,450	353	€392	€3,658
1 – 5 years	2,186	4,987	—	1,570	709	2,871	547
5+ years	895	4,620	—	—	38	11,470	—
Total	€3,640	€10,239	€5,313	€3,020	€1,100	14,733	4,205

*
Related to Cochlear Collaboration Agreement

Critical Accounting Policies and Estimates
Management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements are presented in Euro and all values are rounded to the nearest thousand, except when otherwise indicated.
The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying accounting policies. The areas involving a higher degree of judgment or complexity are areas where assumptions and estimates are significant to the consolidated financial statements.
When preparing the consolidated financial statements, judgments, estimates and assumptions are made that affect the carrying amount of certain assets, liabilities and expenses. These include the going concern assessment, the share-based payment transactions, the accounting for research and development expenses, the recoverable cash advances and deferred taxes. These judgments, estimates and assumptions have been reviewed for each year and are reviewed on a regular basis, taking into consideration past experience and other factors deemed relevant under the then prevailing economic conditions. Changes in such conditions might accordingly result in different estimates in our future consolidated financial statements.
While our critical accounting estimates and assumptions are described in Note 5 to our consolidated financial statements found elsewhere in this prospectus, we believe that the following critical accounting policies and estimates are those most important to the judgments and estimates used in the preparation of our consolidated financial statements.
Recoverable Cash Advances
We benefit from recoverable cash advances granted by the Walloon Region, a governmental Belgian agency. These are, in substance, our financial liabilities towards the Walloon Region. The determination of the amount of the financial liability is subject to a high degree of subjectivity and requires us to make estimates of the future sales we will derive in the future from the products that benefited from the support of the Walloon Region.
Based on these estimates, it may be concluded that the amount of the cash advance that we have received from the Walloon Region exceeds the amount of the financial liability we estimated. In such a situation, the difference is considered as a government grant. Subsequent re-estimation of the timing of the cash outflows of the financial liability is accounted for in profit and loss.
We estimated the fair value of the liability of the future payment to be made to the Walloon Region based on a forecasted volume of sales. The estimation of the fair value is dependent on the discount rate applied. The fixed part to be reimbursed has been discounted with a discount rate of 5% and the variable part (based on sales forecasts) with a discount rate of 12.5%.
Development expenses capitalized and related impairment testing
We capitalize costs for product development projects. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model.
At December 31, 2019, we capitalized for the first time development costs for the first generation of the Genio System. This amount includes costs related to the development of the Genio System which received CE-Mark approval in March 2019. Therefore, we believe that, from March 2019, development expenditures do meet capitalization criteria. Accordingly, the costs incurred after this date have been recognized as development assets for a total amount of €17.2 million as of March 31, 2021 (March 31, 2020: €7.4 million). In addition, we started capitalizing the development costs for the improved second generation of the Genio System from July 2020 for a total amount of €1.0 million.
The development expenses capitalized have to be tested annually for impairment during the development period, prior to the start of its amortization. We perform the impairment test on the smallest group of assets to which it belongs for which there are separately identifiable cash flows: its cash-generating units. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly.
When performing the impairment test, management needs to make significant judgments, estimates and assumptions. We base our impairment calculation on detailed budgets and forecast calculations generally covering a period of five to six years. For longer periods, a long-term growth rate is calculated and applied to future cash flows projected after the terminal year.
Share-Based Payments
We have equity-settled share-based payment plans in place. Estimating fair value for share- based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the option plan. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.
In addition, we have two cash-settled share-based payment plans in place. Estimating the fair value of those cash-settled share-based payment plans require us to estimate (i) our pre-money valuation of at December 31, 2019 and (ii) to estimate the vesting period considering the most likely date when an Exit event may occur. The assumptions and models used for estimating the fair-value for share-based payment transactions are disclosed in Note 13 to our consolidated financial statements found elsewhere in this prospectus.
Recently Issued Accounting Pronouncements
We applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or before January 1, 2020. The new standards and amendments that apply for the first time in 2020 are not expected to have a material impact on our financial position, results of operations or cash flows and are described in Note 2 to our consolidated financial statements found elsewhere in this prospectus.
Quantitative and Qualitative Disclosures about Financial Risk
Market Risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Our activities may expose us to changes in foreign currency exchange rates and interest rates. We are not exposed to any equity price risk or commodity price risk as we do not invest in these classes of investments.
Credit Risk
The credit risk arises mainly from trade receivables, cash and cash equivalents and deposits with banks and financial institutions. We only work with international reputable commercial banks and financial institutions.
Furthermore, we are not exposed to any material credit risk as other receivables are mainly due by the governments in Australia and the Walloon Region and there is no risk associated to this receivable.
Foreign Exchange Risk
We are minimally exposed to currency risk on a limited number of expenses that are denominated in currencies other than the functional currency of our subsidiaries, primarily the U.S. dollar, or USD, Israeli new shekel, or NIS, or Australian dollars, or AUD.
Additionally, earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the functional currency of subsidiaries at the rate of exchange at each closing date, the impact of which is reported as a foreign exchange gain or loss in the consolidated statements of comprehensive income. Most foreign exchange transactions were denominated in USD, NIS, or AUD for the subsidiaries that have functional currency in Euro. For the year ended December 31, 2020, if the USD strengthened/weakened by 5% against the Euro with all other variables held constant, net loss for the year then ended would have been €4,000 lower/higher. For the years ended December 31, 2019 and 2020, if the NIS strengthened/weakened by 5% against the Euro with all other variables held constant, net loss for the years then ended would have been €11,000 lower/higher and €12,000 lower/higher, respectively. For the years ended December 31, 2019 and 2020, if the AUD strengthened by 5% against the Euro with all other variables held constant, net loss for the years then ended would have been €39,000 lower and €55,000 lower, respectively. For the years ended December 31, 2019 and 2020, if the AUD weakened by 5% against the Euro with all other variables held constant, net loss for the years then ended would have been €43,000 higher and €61,000 higher, respectively.
We do not generally enter into arrangements to hedge our currency risk exposure.
Internal Control over Financial Reporting
In connection with our preparation and the audit of our consolidated financial statements as of and for the years ended December 31, 2020 and 2019, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
The material weaknesses identified during the audit of our consolidated financial statements as of and for the years ended December 31, 2020 and 2019 relate to: (i) lack of sufficient accounting and supervisory personnel who have the appropriate level of technical accounting experience and training, and; (ii) lack of adequate procedures and controls to ensure that accurate financial statements can be prepared and reviewed on a timely basis for annual reporting purposes.
We are taking a number of measures to address these material weaknesses, we have engaged an external advisor to help prepare the financial statements in accordance with IFRS. We intend to continue taking steps to remediate the material weaknesses, including hiring individuals with sufficient technical IFRS knowledge, through formalizing documentation of policies and procedures and implementing additional accounting processes and controls. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and therefore we were not able to conclude that these have been fully remediated as of December 31, 2020. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. Our failure to correct these material weaknesses or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operation and prospects, as well as the trading price of our ordinary shares, may be materially and adversely affected. See “Risk Factors — Risks Related to the Offering and these Securities — In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2020 and 2019, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we fail to remediate our material weaknesses, we may not be able to report our financial results accurately or to prevent fraud.”
Emerging Growth Company and Foreign Private Issuer Status
Emerging Growth Company Status
As a company with an annual revenue under $1.07 billion, we qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:
•
the ability to present only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced disclosure in management’s discussion and analysis of financial condition and results of operations in this prospectus;

•
exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, in the assessment of our internal controls over financial reporting; and

•
to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of these exemptions for up to five years or until such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest to occur of  (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue;

(ii) the date we qualify as a “large accelerated filer” with at least $700 million of equity securities held by non-affiliates; (iii) the issuance, in any three-year period by our company of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (iv) the last day of the fiscal year ending after the fifth anniversary of this public offering of our ordinary shares.
We may choose to take advantage of some but not all of these reduced burdens. For example, we have presented only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus, and intend to take advantage of the exemption from the auditor attestation on the effectiveness of our internal control over financial reporting. Accordingly, the information that we provide shareholders may be different than you might obtain from other public companies.
In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. Since IFRS makes no distinction between public and private companies for purposes of compliance with new or revised accounting standards, the requirements for our compliance as a private company and as a public company are the same.
Foreign Private Issuer Status
Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•
the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

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the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•
Regulation FD, which regulates selective disclosures of material information by issuers.

BUSINESS
Overview
We are a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea, or OSA. Our lead solution is the Genio system, a CE-Marked, patient-centric, minimally invasive, next generation hypoglossal neurostimulation therapy for the treatment of moderate to severe OSA. OSA is the world’s most common sleep disordered breathing condition and is associated with increased mortality risk and comorbidities including cardiovascular diseases, depression and stroke. Our innovative technology platform is a first-of-its-kind hypoglossal nerve stimulation device designed to treat OSA through bilateral stimulation, by maintaining an open airway for a restful night’s sleep. We started generating revenue from the sale of the Genio system in Europe in July 2020, and we are currently conducting our DREAM pivotal trial designed to support marketing authorization in the United States. We are developing a significant body of clinical evidence to further support the strong value proposition of the Genio system and its ability to improve the health and quality of life of OSA patients.
OSA occurs due to the relaxation of the soft tissue, throat and tongue muscles in a patient’s airway, which causes an obstruction that temporarily prevents breathing during sleep. In patients with OSA, the airway repeatedly becomes partially or completely blocked, thereby limiting the airflow reaching the lungs from sufficiently oxygenating the blood. Approximately 425 million people between the ages of 30 and 69 globally suffer from moderate to severe OSA. This chronic disease negatively affects a patient’s health and quality of life.
Published scientific literature estimates that there are currently approximately 24.5 million individuals with moderate to severe OSA in our initial target markets in Europe, Australia and New Zealand. Based on published scientific literature, we estimate that approximately 2.7 million patients are diagnosed annually in those countries and that approximately 80% of diagnosed patients are prescribed a CPAP device. Published scientific literature reports non-compliance rates to CPAP between 29% and 83%. Based on these data, and for purposes of calculating the total addressable market in Europe, Australia and New Zealand for the Genio system, we estimate that approximately 35% of patients that are prescribed CPAP in those countries are not compliant with the therapy. Additionally, certain patients possesses anatomical characteristics, including higher body-mass-index or increased tongue fat deposition that make them ineligible for hyperglossal nerve stimulation. Taking that into account, we estimate that approximately 70% of those non-compliant patients are eligible for hypoglossal nerve stimulation based on their anatomical characteristics. As a result, we believe the total addressable market in Europe, Australia and New Zealand for the Genio system is at least 520,000 patients which represents an estimated annual market opportunity of approximately $11 billion based on our current pricing for the Genio system. We also plan to enter the United States market, assuming we obtain marketing authorization in the United States, where published scientific literature estimates there are approximately 23.7 million individuals with moderate to severe OSA. Based on the same assumptions set out above, we estimate a target market of approximately 510,000 patients in the United States, which represents an estimated annual total addressable market of approximately $10 billion based on our current pricing for the Genio system.
The standard of care first-line therapy for patients with moderate to severe OSA is CPAP. CPAP is a treatment whereby air, at a constant or automated pressure, is pushed into the upper airway via a facial or nasal mask that the patient must wear during sleep. Despite its proven efficacy, CPAP has been associated with many limitations, making compliance a serious challenge. Second-line treatments, such as mandibular oral devices, are more suitable to treat mild-to-moderate OSA, and other therapies, such as anatomical surgical procedures, are highly invasive. In recent years, neurostimulation technology has emerged as a viable second-line therapy to treat patients suffering from moderate to severe OSA. This technology is centered on stimulating the hypoglossal nerve, which activates the genioglossus muscle resulting in a forward protrusion of the tongue. Hypoglossal nerve stimulation therapies have proven to be a safe and effective treatment for those suffering from moderate to severe OSA. Systems competitive with our Genio system consist of multiple implantable components and incisions, including an implantable pulse generator with a battery and one or more leads. In addition, competing systems exclude a substantial subset of the OSA patient population. Patients diagnosed with complete concentric collapse at the level of the soft palate, or CCC, are currently contraindicated for hypoglossal nerve stimulation OSA therapies.

In order to diagnose CCC, a drug induced sleep endoscopy, or DISE, procedure is required. During this procedure, the patient receives propofol and/or midazolam to artificially induce sleep, and the pharyngeal collapse patterns are visualized using a flexible fiber optic nasopharyngoscope, a soft and flexible endoscope which is inserted in the patient’s nose to visualize the pharyngeal area and assess the level, direction and degree of the collapsed area. Due to the current contraindication, all patients seeking hypoglossal nerve stimulation OSA therapies are required to undergo a DISE procedure. It is estimated that approximately 30% of moderate to severe OSA patients are affected by CCC and are therefore unable to receive neurostimulation treatment.
Our Genio system includes the first battery-free, leadless and minimally invasive neurostimulator, capable of delivering bilateral hypoglossal nerve stimulation for moderate to severe OSA patients who did not tolerate, have failed or refused conventional CPAP therapy. We developed the Genio system with a patient-centric approach, designed for comfort and safety, to increase compliance and improve quality of life. The Genio system includes a single implanted device that can be placed through a minimally invasive, single-incision surgery under the chin. The power source for the stimulator is external. Unlike competing hypoglossal nerve stimulators, the lack of an implantable battery or additional leads limits the need for complex tunneling and only requires a single incision for implantation. This minimally invasive procedure is typically completed in approximately one hour and allows patients to recover quickly and resume normal activities typically within a week. Patients return to the physician approximately six weeks later for device titration, which typically involves an in-lab sleep trial to analyze breathing frequency. Further, the external activation chip eliminates the need for additional surgical procedures to replace depleted batteries and enables software, firmware or external hardware updates and upgrades to be implemented without the need for surgical intervention thereby limiting potential infection risk due to an additional procedure.
Our proprietary technology is the first to provide bilateral stimulation to the hypoglossal nerve. Other hypoglossal nerve stimulation technologies indicated for treating OSA provide unilateral hypoglossal nerve stimulation to only one branch of the hypoglossal nerve. We believe bilateral stimulation results in a stronger muscle contraction, a more symmetric tongue movement and a wider opening of the airway, which has the potential to provide better clinical outcomes. Furthermore, we believe that bilateral stimulation has the potential to address moderate to severe OSA patients with CCC, who are currently contradindicated for, or unable to be treated with, existing hypoglossal nerve stimulation OSA therapies.
We continue to develop a substantial body of clinical evidence on the Genio system. In 2019, we completed our BiLAteral hypoglossal nerve STimulation for treatment of Obstructive Sleep Apnea, or BLAST OSA, trial, a prospective, open label, non-randomized, single arm treatment trial involving 27 implanted participants. Twenty-two patients completed the protocol, and the trial met all primary, secondary and exploratory endpoints. In the six-month data, the mean individual reduction in the Apnea-Hypopnea Index, or AHI, events per hour was 47.3%. Participants’ AHI decreased from 23.7±12.2 to 12.9±10.1, representing a mean change of 10.8 events per hour. The results of the trial were published in the European Respiratory Journal in October 2019 and were the basis for receiving CE-Mark on the Genio system.
We are seeking to expand indications of the Genio system by obtaining clinical evidence through our ongoing multicenter, prospective, open-label BilatEral Hypoglossal Nerve StimulaTion for TreatmEnt of ObstRuctive SLEEP Apnoea With and Without Complete Concentric Collapse clinical trial in Australia and New Zealand, or the BETTER SLEEP trial, to evaluate the effectiveness of the Genio system for patients suffering from CCC. We believe that positive results from this trial may eliminate the need for Genio system patients to be selected based on a DISE procedure prior to implantation of the Genio system, thereby leading to a potential indication expansion in Europe. In June 2021, we announced initial top-line results from the six-month data for the BETTER SLEEP clinical trial. We are planning to submit the complete trial results to our E.U. Notified Body with the goal of expanding the CE-Marked indication to include CCC. We plan to continue to obtain authorization in additional target markets and are currently conducting our Dual-sided Hypoglossal neRvE stimulAtion for the treatMent of Obstructive Sleep Apnea clinical trial, or DREAM trial, a multicenter, prospective, open-label, pivotal Investigational Device Exemption, or IDE, trial designed to support marketing authorization in the United States. We anticipate initial 12-month data for the DREAM trial will be available by the fourth quarter of 2022. Assuming a positive outcome from the DREAM trial, we expect to apply for marketing authorization in the United States with the aim of being commercially available in the United States in the second half of 2023.

We are initially targeting markets in Europe, Australia and New Zealand where we have identified a country-specific reimbursement pathway or execution strategy. We began our commercial launch in Germany in July 2020. After obtaining reimbursement approval in Germany through the existing hypoglossal nerve stimulation special innovation funding program, or NUB, we generated our first revenue in the second half of 2020. In 2021, we successfully obtained reimbursement in Germany under a dedicated DRG code for hypoglossal nerve stimulation and also recently obtained reimbursement under an OSA-specific DRG code in Switzerland from the Federal Statistic Office, or BFS. The reimbursement coverage in both Germany and Switzerland includes the cost of the Genio system, implant procedure, hospital stay and follow-up care. We expect to begin marketing in Switzerland and in Spain in 2021. Based on market access activities conducted by us over the past several years, we have developed tailored reimbursement strategies using assessments of the local requirements of target countries. In countries where there is existing reimbursement coverage in place, we plan to piggyback on existing coding and reimbursement, acting as a fast-follower. In countries where there is no existing reimbursement coverage, we will seek to be the first in that market to obtain reimbursement coverage. In countries without existing reimbursement coverage, the strategy could include (i) making the Genio system commercially available for patients through country specific innovation funding pathways for procedures and products that would not yet be covered by an existing code, (ii) supporting case-by-case funding submission in focus hospitals that can use their budget to fund the therapy, (iii) entering into specific commercial deals with privately funded hospital groups, or (iv) out-of-pocket payment.
We have established a systematic approach to commercializing the Genio system in our target markets, focusing on active engagement, education and market development across patients, physicians and hospitals. We currently market our therapy to physicians and hospitals where ear, nose, and throat doctors, or ENTs, sleep doctors and general practitioners see, diagnose and treat patients with OSA. We are actively expanding our current European sales and marketing organization with country-specific sales teams established in connection with obtaining reimbursement. Our sales teams are focused on prioritizing high volume ENT centers and sleep centers, and on building long-standing relationships with key physicians such as sleep doctors, ENTs and general practitioners who have strong connections to the OSA patient population that may be eligible for our therapy. We support physicians using the Genio system through all aspects of the patient’s journey, starting from initial diagnosis through surgical support and post-implantation patient follow-up. We also seek to establish long-term partnerships with key opinion leaders, or KOLs, and patient associations that are oriented towards the needs of our patients and customers. Our sales and marketing organization is focused on building physician awareness through referral network development, education, targeted KOL development and training, and direct-to-consumer marketing.
In addition to our ongoing clinical studies, we are also committed to continuing our research and development efforts related to the Genio system, with an emphasis on improving clinical outcomes, optimizing patient adoption and comfort, increasing access for a greater number of patients, and allowing more physicians to perform the implantation procedure. The primary focus of our research and development efforts in the near-term will be the continued technological advancement of the Genio system. Some of these improvements include features aimed at enhancing a physician’s ability to monitor patient compliance and therapeutic efficacy. In the long term, including through our partnership with Vanderbilt University, we intend to provide new neurostimulation technologies for OSA patients. We continue to enhance our scalable technology platform to allow for quick and streamlined release of new features and functionalities through software, firmware and hardware updates and upgrades and therapy enhancement.
Our Competitive Strengths
We are focused on transforming the lives of patients who suffer from moderate to severe OSA by continuing to develop, clinically validate, manufacture and commercialize our innovative Genio system. We believe the Genio system offers a compelling solution for a large and significantly underpenetrated global patient population and that our focus and experience in treating patients with OSA, combined with the following strengths, will allow us to build our business and potentially expand our market opportunity:
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Disruptive, patient-centric neurostimulation solution to treat moderate to severe OSA.   We specifically designed the Genio system with the goal of advancing a therapy to treat moderate to severe OSA and providing a safe and effective patient-centric solution offering significant benefits to address the unmet needs of patients. The Genio system includes the first battery-free, leadless, neurostimulator designed to be implanted in a minimally invasive procedure using a single incision. The Genio system delivers bilateral hypoglossal nerve stimulation for patients who suffer from moderate to severe OSA and did not tolerate, failed or refused standard first-line therapy, including CPAP. We believe that bilateral stimulation could lead to better therapeutic performance and address more therapeutic indications compared to other hypoglossal nerve stimulation-based technologies. While other commercially available neurostimulation platforms require implantation of leads and a pulse generator containing a battery, our Genio system only requires implantation of a battery-free neurostimulator. Due to its unique design, the Genio system’s implantable stimulator is the only neurostimulation-based OSA therapy that has received CE-Mark conditional labeling for 1.5T and 3T full-body MRI scans. CE-Mark conditional labeling for MRI scans have become more and more important for physicians and patients due to the growing need and incidence of MRI scans. Implantable medical devices that have not been tested and approved with MR conditional labeling are considered as MR unsafe, and MR scans are contra-indicated for these patients. We believe our Genio system technology has the potential to become the leading neurostimulation solution for many of the estimated 425 million diagnosed and undiagnosed OSA patients worldwide suffering from moderate to severe OSA.
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Growing body of clinical data and long-term clinical strategy.   The Genio system is predicated on a well-established mechanism of action of electrically stimulating the hypoglossal nerve. Our BLAST OSA trial provided positive data for the Genio system, demonstrating that treatment with the Genio system resulted in statistically significant improvements in sleep apnea symptoms and quality of life measures. These data results were also associated with high therapy compliance. The trial’s results supported receipt of the CE-Mark in 2019 and have been published in peer-reviewed journals, including, the European Respiratory Journal. We are continuing our clinical research to evaluate the efficacy of the Genio system on a longer-term basis through our post-market clinical trial for the treatment of OSA in adults, or the EliSA trial. In addition, in June 2021, we announced initial top-line results from the six-month data for the BETTER SLEEP clinical trial. We are planning to submit the complete trial results to our E.U. Notified Body with the goal of expanding the CE-Marked indication to include OSA patients with CCC, which should eliminate the need for a DISE procedure. In December 2020, we implanted the first patient in the DREAM trial, which is designed to support marketing authorization in the United States.

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Significant product development and new indication pipeline.   The Genio system is a scalable-technology platform that allows for future external hardware, software and firmware updates to enhance therapeutic capabilities without requiring additional surgical procedures. We continue to invest in improving the Genio system to develop next generation products with features designed to improve patient comfort and compliance, efficacy and patient and market acceptance. Some of these improvements include features aimed at enhancing the physician’s ability to monitor patient compliance and therapeutic efficacy, including sensor technology to monitor a patient’s sleep position. We are also committed to expanding current treatment options for moderate to severe OSA patients by developing next generation neurostimulation-based technologies. In January 2021, we entered into a licensing agreement with Vanderbilt University pursuant to which we are exploring additional neurostimulation technologies. Under the agreement, we have an exclusive, world-wide license to make, use, sell or distribute products for treating sleep disordered breathing covered by certain patent rights owned, or that may be owned, by Vanderbilt. We will also work together with Vanderbilt University to continue prosecution of patent applications made by Vanderbilt.

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Platform technology protected by comprehensive and broad intellectual property.   Our platform technology is supported by a strong and growing portfolio of intellectual property rights, which includes utility and design patents, know-how and trade secrets, including therapy protocols, electrodes and methods. As of May 31, 2021, we had 186 granted or pending patent applications (with 53 issued or allowed U.S. patents), and 46 pending patent applications, eleven of which are U.S. pending patent applications and hold six trademark registrations (with three U.S. trademark registrations). Additionally, we operate a manufacturing facility responsible for silicone overmolding and select assembly of external components, which provides us with enhanced proprietary know-how and control of the supply chain to meet future demand.
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Strong and experienced team.   Our senior management team has many years of experience in the healthcare and medical device industry. Specifically, our team has extensive operating experience in product development, clinical, regulatory approval and commercialization activities as well as established relationships with industry leaders in the academic, clinical and commercial neuromodulation industries. Members of our management team have served in leadership positions with well-regarded medical technology companies such as St. Jude Medical Inc., Medtronic Inc., Stryker Corp and Nevro Corp. Since our founding, we have been supported by a seasoned Board of Directors with extensive industry and public company experience and a Scientific Advisory Committee that consists of industry-relevant KOLs.

Our Strategy
Our mission is to become a global leader in providing innovative, clinically proven solutions to treat patients suffering from OSA. The key elements of our strategy to achieve this goal and promote future growth include:
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Obtaining marketing authorization in the United States.   We are conducting clinical trials to further evaluate the efficacy and safety of the Genio system for treating patients with moderate to severe OSA. We are currently conducting the DREAM trial, a pivotal trial designed to support marketing authorization for the Genio system in the United States via either a premarket approval, or PMA, application or a De Novo request. The DREAM trial is a multicenter, prospective, open-label trial designed to enroll 134 patients in approximately 25 centers in the United States and internationally. The trial aims to evaluate the safety and effectiveness of the Genio system to treat patients with moderate to severe OSA who either did not tolerate, failed or refused first-line CPAP therapy. We anticipate initial 12-month data for the DREAM trial will be available by the fourth quarter of 2022. Assuming a positive outcome from the DREAM trial, we expect to apply for marketing authorization in the United States with the aim of being commercially available in the United States in the second half of 2023.

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Promoting awareness of the Genio system among physicians, patients and payors to accelerate market adoption.   We believe that the Genio system has the potential to become the leading neurostimulation solution for moderate to severe OSA patients. To accomplish this, we intend to raise market awareness and educate physicians, payors and patients on the negative impact of OSA and position the Genio system as a safe and effective treatment for moderate to severe OSA patients. We currently offer education and training programs to sleep centers and surgeons, which we believe provide a better understanding of the Genio system’s benefits and increase confidence implanting our technology. In addition, we provide programs targeted towards patients who use the Genio system to promote and increase their engagement, long-term observance, quality of life and well-being. We intend to establish long-term partnerships with KOLs, ENTs and sleep scientific societies and patient associations that are built on mutual trust and oriented towards the needs of OSA patients and their families. Finally, we intend to establish relationships with government and commercial payors to help reduce barriers to treating OSA by highlighting our clinical data, costs affiliated with untreated OSA patients and the clinical benefit of the Genio system. We plan to build upon this multi-pronged approach with direct-to-consumer marketing initiatives that help to educate patients and can frequently result in patient leads.

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Continuing to enhance the Genio system and expand its indications.   We continue to invest in our solutions and services to further improve the implantation procedure and enhance the patient’s experience and product features. Potential feature improvements could include design alterations, information driven integrated capabilities, diagnostics or monitoring, sleep apnea testing or various other technological advancements. We believe that bilateral stimulation could lead to better therapeutic performance and address more therapeutic indications compared to other hypoglossal nerve stimulation-based technologies. In June 2021, we announced initial top-line results from the six-month data for the BETTER SLEEP clinical trial. We are planning to submit the complete trial results to our E.U. Notified Body with the goal of expanding the CE-Marked indication to include OSA patients with CCC in Europe. Currently, these CCC patients are contraindicated for hypoglossal nerve stimulation OSA therapies. In addition, we may look for strategic opportunities, including partnerships or collaborations, to broaden our capabilities and expertise in line with our patient-centric vision.
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Pursuing and establishing favorable reimbursement coverage of the Genio system.   While there is general consensus among physicians and payors of the medical necessity to treat OSA and increase the number of hypoglossal nerve stimulation therapy coverage decisions, we continue to develop further clinical evidence intended to demonstrate a long-term meaningful improvement in health outcomes for patients meeting the specified criteria. We are initially targeting markets in Europe, Australia and New Zealand where we have identified a clear reimbursement pathway or execution strategy. In Germany, we have successfully obtained reimbursement under a dedicated DRG code for hypoglossal nerve stimulation, and, in Switzerland, we recently obtained reimbursement under an OSA-specific DRG code by the Federal Statistic Office, or BFS. Each of these reimbursement coverages includes the cost of the Genio system, implant procedure, hospital stay and follow-up care. We expect that the outcomes of the ongoing pivotal DREAM trial, if positive, will support marketing authorization and reimbursement in the United States. We believe that establishing and maintaining reimbursement will be important in achieving broad acceptance of our system by healthcare providers in these markets.

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Continuing to build a commercial infrastructure in selected geographies.   We have grown our commercial team to include a sales and marketing organization of over a dozen representatives with substantial medical device sales, education and clinical experience to support commercialization of the Genio system. Our initial strategy is to employ a targeted approach to increase therapy penetration within specific physician practice groups instead of a broad outreach strategy to physicians in general. Our sales and marketing organization is focused on prioritizing high volume centers that are strategically located and building long-standing relationships with key physicians with strong connections to the population of OSA patients indicated for the Genio system. We are focusing our efforts on developing Centers of Excellence in each of our commercial markets, where we plan to invest in developing the Genio system as the preferred treatment option for indicated moderate to severe OSA patients. Using a direct commercialization model in most of our target countries, we plan to utilize account managers to support these Centers of Excellence to strengthen the referral physician network, guiding new patients to these Centers of Excellence. We expect to gradually scale-up our commercial organization in line with market entry and access in the various countries that we are targeting. Based on our experience gained from the commercial roll-out in Europe, but also taking into account particular dynamics of the local markets, we will determine and prepare what we believe to be the optimal sales and marketing structure for commercial launch in the United States if we obtain marketing authorization.

Market Overview
Overview of Obstructive Sleep Apnea
OSA is the most prevalent sleep disordered breathing condition. It is estimated that OSA currently affects approximately 936 million people globally between the ages of 30 and 69, of which approximately 425 million people suffer from moderate to severe OSA and require treatment. Every year, there are over 5.3 million new patients diagnosed with moderate to severe OSA, representing approximately 2.6 million in the United States and 2.7 million in our initial target markets in Europe, Australia and New Zealand.
OSA occurs due to the relaxation of the soft tissue, throat and tongue muscles in a patient’s airway causing an obstruction that temporarily prevents breathing during sleep. In patients with OSA, the airway repeatedly becomes partially or completely blocked thereby limiting the airflow reaching the lungs to sufficiently oxygenate the blood. During an obstruction, the patient’s oxygen level in the blood, or SpO2, drops, causing an increase of their Oxygen Desaturation Index, or ODI, leading to significant and repeated sleep interruptions. The lack of airflow can last anywhere from ten seconds to more than a minute and, in severe cases, may occur 30 or more times during an hour of sleep. When the airway becomes blocked, the brain detects a stress signal from various biological sources including the chest muscles, lungs and, at times, a drop in blood oxygen content that causes the individual to awaken unconsciously, just enough to tighten the airway muscles and allow normal breathing to resume. A hypopnea is a partially blocked airway; apnea is a fully blocked airway. While regular breathing is restored temporarily, the obstruction typically occurs again, which restarts the apnea cycle. This cycle of obstructions and waking can repeat dozens of times per hour throughout the night, disrupting the rapid eye movement and deep, restorative sleep that are critical to maintaining good health. The overall quality of a patient’s sleep, health and quality of life are diminished.
The total number of apneas and hypopneas per hour of sleep is referred to as the Apnea-Hypopnea Index, or AHI. The severity of OSA is based on the following four AHI categories and corresponding events per hour:
Categories	AHI Range
Normal Range	<5 Events Per Hour
Mild OSA	5-14 Events Per Hour
Moderate OSA	15-30 Events Per Hour
Severe OSA	>30 Events Per Hour
The figure below illustrates the physiologic blockage experienced by patients with OSA.
Moderate to severe OSA patients require a dedicated therapy according to published guidelines by sleep doctors’ scientific societies such as the American Academy of Sleep Medicine. If left untreated, OSA is associated with increased mortality risk and significant comorbidities, including cardiovascular diseases, depression and stroke.
Symptoms and Diagnosis of OSA
OSA is a serious and chronic sleep breathing disorder that negatively impacts a patient’s sleep, health and quality of life. Due to the poor quality and lack of sleep, OSA patients often feel tired and fatigued during the day. They may find it difficult to concentrate and experience emotional stress, including depression. Patients struggling with OSA are typically unaware of their condition as OSA remains significantly underdiagnosed. While sleep apnea has traditionally been perceived as a lifestyle disease, with snoring and tiredness as the main implications, it is now known to be a major underlying risk factor and disease progression accelerator for most cardiovascular diseases and many cognitive and neurodegenerative diseases. Despite the increased availability of diagnostic technology, approximately 80% of people in the United States suffering from sleep apnea are undiagnosed. In recent years, increased awareness of the importance of sleep and the devastating potential consequences of sleep apnea have been on the rise in medical communities, and among patients and patient association groups.
Common first indicators of OSA are a patient’s heavy snoring, excessive daytime sleepiness, headaches, depression, memory or concentration problems, nighttime gasping and dry mouth or sore throat. The impact of heavy snoring creates unrest for both the patient and the patient’s bed partner and often drives the patient to obtain medical advice and potential diagnosis. Once a physician makes a preliminary diagnosis, the patient may undergo an in-lab sleep trial, or a home sleep apnea test, or HSAT, to obtain a clinically validated diagnosis of OSA. An in-lab sleep trial requires the patient to stay overnight at a sleep center, where nasal air tubes and sensors, electrodes and wires are attached to various parts of the body, including the head, chest and abdomen. The system of monitors and sensors measure the patient’s airflow, sleep quality, blood oxygen levels and breathing patterns. More recently, sleep doctors and cardiologists have begun prescribing HSAT in lieu of an in-lab sleep trial to help diagnose OSA. HSATs are low-cost, self-administered portable devices that allow patients to be tested in the comfort of their own homes while, offering greater ease of use. Data is collected, downloaded and interpreted by a board-certified sleep physician. While an in-lab sleep trial is currently considered the standard of care for OSA diagnosis, we expect HSAT acceptance and utilization to continue to increase thereby reducing the percentage of undiagnosed OSA patients.
Comorbidities Associated with OSA
OSA may also be associated with severe medical comorbidities, including coronary artery disease, cardiac arrhythmias such as atrial fibrillation, heart failure, hypertension, obesity, stroke and Type 2 diabetes.
The following graphic summarizes the high prevalence of OSA in key chronic diseases.
Several peer-reviewed, published studies have shown that sleep apnea is a direct contributing factor to the incidence of various forms of cardiovascular disease. Cardiovascular disease is highly prevalent and, often, a severe and potentially fatal medical condition. There is increasing awareness among cardiologists and the general population of the importance of sleep apnea in the causation or promotion of hypertension, coronary artery disease, heart failure, atrial arrhythmias and strokes, and, consequently, a predictor of premature cardiovascular disease.
Published clinical literature, including an 18-year mortality follow-up trial at the University of Wisconsin, has demonstrated strong correlation between OSA and the risk of mortality. Based on the 1,522-person Wisconsin Sleep Cohort sample, participants with untreated moderate and severe OSA experienced a significant impact on mortality with survival rates of approximately 85% and 60%, respectively. Untreated OSA can be deadly, as untreated OSA patients have two times more risk of suffering stroke, two and a half times more risk of heart failure and five times more risk of cardiovascular mortality. Numerous studies have demonstrated the correlation between efficient OSA therapy and the reduction of mortality and comorbidities.
The chart below illustrates the significant impact on mortality and survival rates over time based on severity of OSA.

Economic Costs of Untreated OSA
The socio-economic burden of OSA stems from both direct and indirect health costs. According to a Harvard Medical School trial published in December 2010, the annual economic cost of unmanaged OSA was estimated to be $67 billion to $165 billion based on total direct healthcare costs, incremental healthcare costs from comorbidities, non-medical traffic accident-related costs due to increased fatigue, non-medical workplace accident-related costs, OSA-driven job absenteeism costs and other family-related and other societal costs. This amount is greater than the estimated annual economic cost in the United States of asthma, heart failure, stroke and hypertensive disease, each estimated at $20 to $80 billion annually.
The direct costs associated with OSA include the costs for diagnosis and treatment and associated medical conditions, several of which also result in impaired work productivity and road traffic accidents that give rise to indirect health costs. People with unmanaged OSA are about two to three times more likely to have a traffic accident. OSA is associated with an increase in the rate and severity of motor vehicle accidents, increased healthcare utilization, reduction of work performance and occupational injuries.
Existing Treatments for OSA
There are several treatment options available to OSA patients, including medical management, involving lifestyle changes such as weight loss, CPAP therapy, mandibular advancement devices, or MADs, surgical interventions, and advanced neuromodulation devices.
CPAP
CPAP is a treatment whereby air, at a constant or automated pressure, is pushed into the upper airway via a facial or nasal mask that the patient must wear all night. CPAP has demonstrated efficacy in reducing AHI, as well as improving patient sleep quality and daytime sleepiness. Since its introduction in the 1980’s, CPAP therapy has been the first-line therapy for OSA patients of all severities. However, the efficacy of CPAP therapy is directly correlated to the number of hours of use per night and its long-term compliance.
Poor patient compliance and discomfort have been major factors in the efficacy of CPAP treatment. Patients often struggle with sustained regular use of the CPAP device due to mask discomfort, mask leakage, pressure intolerance, skin irritation, nasal congestion, nasal drying, nosebleeds, claustrophobia and lack of intimacy. In addition, the airway pressure can cause severe dryness in the nose and mouth, resulting in the sense of suffocation and nasal congestion. Medicare defines compliance as using a CPAP device at least four hours a night for 70% of nights during any consecutive 30-day period within the first three months of initial usage. CPAP non-compliance is estimated to be between 29% and 83%, and we estimate the CPAP non-compliance rate to be approximately 35%.
Oral Appliances — Mandibular Advancement Devices (MADs)
MADs are similar to orthodontic retainers and are intended to diminish restrictions that occur in the back of the throat by moving the jaw and tongue forward to increase the size of the upper airway and reduce the air resistance that leads to snoring. These devices are utilized nightly by patients. Due to their form factor, MADs have multiple limitations, including tooth and jaw pain, potential tooth displacement and recurrent dental follow-ups. According to published literature, MADs generally provide unpredictable therapy efficacy.
Surgery to Remove or Reposition Patient Tissue or Bone
For patients who have difficulties utilizing or complying with CPAP and MADs, invasive surgical procedures for the nose, throat or mandible, such as uvulopalatopharyngoplasty, or UPPP, and maxillomandibular advancement, or MMA, can be beneficial alternatives. Surgery is suggested to patients with specific anatomical conditions, but this is a highly invasive procedure that irreversibly alters the patient’s anatomy, requires extended and painful recovery periods, and has only moderate efficacy. For example, MMA involves enlarging the airway by surgically moving the upper jaw (maxilla) and lower jaw (mandible) forward. The surgical procedure can last up to four or five hours and the patient can only return to work after four to five weeks. Therefore, surgical procedures are often considered as last resort options, due to their invasiveness, cost, the high incidence of side effects and varying responder rates, which are estimated to be between 30% and 60%.
Hypoglossal Nerve Stimulation, a Proven Strategy to Treat OSA
Over the last decade, technologies focused on the stimulation of the hypoglossal nerve have emerged as an alternative treatment option for moderate to severe OSA patients who refused, do not tolerate or are not compliant with conventional CPAP therapy. The hypoglossal nerve controls the tongue and airway muscles. By stimulating the hypoglossal nerve, these therapies trigger the contraction of the tongue muscles and thereby help maintain an open airway during sleep.
Inspire Medical Systems, Inc. is a publicly-traded medical technology company offering FDA-approved unilateral neurostimulation technology. Inspire Medical’s STAR trial demonstrated at 12 months an approximately 70% reduction in AHI from a baseline of 29.3 events per hour to 9.0 events per hour at 12 months following initial treatment and a 66% responder rate, defined as the rate of patients that achieved a decrease in AHI of at least 50% and a residual AHI of less than 20 events per hour. Inspire Medical published its pivotal five-year STAR trial in 2018. At five years, the STAR trial reported a 75% responder rate, defined as the rate of patients that achieved a decrease in AHI of at least 50% and a residual AHI of less than 20 events per hour. At five years, median AHI in patients with moderate to severe OSA remained low at 6.2 events per hour.
Many countries, including the Netherlands, Germany and the United States, already recognize the benefits of hypoglossal nerve stimulation as a therapy for moderate to severe OSA and have provided requisite reimbursement for the therapy.
Limitations of Competing Hypoglossal Nerve Stimulation Devices
We are aware of two competing hypoglossal nerve stimulation devices for use in treating patients with OSA. The most widely-used hypoglossal nerve stimulation device is the Inspire system. The Inspire system consists of a remote control and three implantable components: a pressure sensing lead, which detects when the patient is attempting to breathe; a neurostimulator, which houses the electronics and battery power for the device; and a stimulation lead, which delivers electrical stimulation to one branch of the hypoglossal nerve. The other device is similar to the Inspire system, but its implantable pulse generator uses only one lead and contains a rechargeable battery.
While the benefits of hypoglossal nerve stimulation have been well-recognized, we believe competing hypoglossal nerve stimulation solutions suffer from several limitations, including:

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Neurostimulator with internal battery

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Competing neurostimulation systems for the treatment of OSA rely on an implanted neurostimulator that includes an internal battery.

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In most cases, the internal battery cannot be recharged and, once depleted, the neurostimulator must be replaced in a further surgical procedure. In some cases, the battery can be recharged by the patient, but will eventually become depleted and require surgery to be replaced. Additional procedures may result in an increased risk of infection at the incision site.

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The neurostimulator has been designed to be large enough to accommodate the additional space necessary for the battery. As a result, the neurostimulator is positioned in a subcutaneous pocket, and the device may be palpable or visible in the chest area.

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Given the design of the implanted neurostimulator used by competing systems, those systems have received 1.5T MRI clearance for head/neck and extremity scans only.

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Multiple Implantable Components Requiring Multiple Surgical Incisions

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Competing systems require multiple parts to be implanted including leads and a cuff electrode;

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Competing systems require multiple surgical incisions and subcutaneous lead tunneling including bringing a lead from the pulse generator to the neck and bringing a lead from the pulse generator to the respiratory system, which monitors breathing. These multiple steps during implantation lead to an average implantation procedure of approximately 2 hours, which, combined with additional incisions, can result in an increased risk of surgical infection.

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Unilateral Stimulation

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Unilateral stimulation delivers stimulation to only one branch of the hypoglossal nerve, which limits options for nonresponding or contraindicated patients, including patients with CCC.

The Genio System Market Opportunity
Despite the availability of diagnostics and device-based and surgical treatments, the market for OSA therapy remains highly underpenetrated. OSA is the world’s most common sleep disordered breathing condition, occurring in up to 50% of the population and affecting approximately 936 million people between 30 and 69 years of age globally, of which an estimated 425 million suffer from moderate to severe OSA and require treatment. According to the 2019 Lancet Respiratory Medicine Journal, the estimated prevalence of moderate to severe OSA patients between 30 and 69 years of age in our targeted commercial markets is approximately 63 million people.

The figure below summarizes the prevalence of moderate to severe OSA patients among our targeted initial commercial markets.
Estimated moderate to Severe OSA Prevalence by Country
	Population aged 30 – 69 years	Prevalence of moderate-to- severe OSA in 30 – 69Y old population	Percentage of moderate-to- severe OSA in 30 – 69Y old population
United States
United States	163,246,772	23,678,109	14.50%
INITIAL TARGET MARKETS
European Countries
Germany	43,751,645	14,393,964	32.90%
Spain	26,158,266	4,233,728	16.20%
Netherlands	9,050,266	2,582,583	28.50%
Belgium	5,917,763	931,859	15.7%
Switzerland	4,518,615	1,654,232	36.60%
Australia and New Zealand
Australia	12,110,362	581,348	4.8%
New Zealand	2,256,063	68,590	3.0%
Total Initial Target Markets
Total	103,762,980	24,446,304	23.56%
OSA therapy is a large and growing market. We believe there is a significant population in the United States with moderate to severe OSA who are unable to use or achieve the intended clinical benefit from CPAP and who would be eligible for the Genio system upon approval. Published scientific literature estimates that there are currently approximately 24.5 million individuals with moderate to severe OSA in our initial target markets in Europe, Australia and New Zealand. Based on published scientific literature, we estimate that approximately 2.7 million patients are diagnosed annually in those countries and that approximately 80% of diagnosed patients are prescribed a CPAP device. Published scientific literature reports non-compliance rates to CPAP between 29% and 83%. Based on these data, and for purposes of calculating the total addressable market in Europe, Australia and New Zealand for the Genio system, we estimate that approximately 35% of patients that are prescribed CPAP in those countries are not compliant with the therapy. Additionally, certain patients possesses anatomical characteristics, including higher body-mass index or increased tongue fat deposition that make them ineligible for hyperglossal nerve stimulation. Taking that into account, we estimate that approximately 70% of those non-compliant patients are eligible for hypoglossal nerve stimulation based on their anatomical characteristics. As a result, we believe the total addressable market in Europe, Australia and New Zealand for the Genio system is at least 520,000 patients, which represents an estimated annual market opportunity of approximately $11 billion based on our current pricing for the Genio system. We also plan to enter the United States market, assuming we obtain marketing authorization in the United States, where published scientific literature estimates there are approximately 23.7 million individuals with moderate to severe OSA. Based on the same assumptions set out above, we estimate a target market of approximately 510,000 patients in the United States, which represents an estimated annual total addressable market of approximately $10 billion based on our current pricing for the Genio system.
Our Solution
We developed the Genio system to provide patients suffering from moderate to severe OSA with an alternative hypoglossal nerve stimulation systems that addresses their unmet needs. We believe our minimally invasive and clinically proven solution has the potential to become the leading neurostimulation solution for many patients suffering from moderate to severe OSA, including patients with CCC. The Genio system has obtained CE-Mark and we are currently pursuing FDA marketing authorization.

Overview of the Genio system
The Genio system is the first neurostimulation system for the treatment of OSA to include a battery-free and leadless neurostimulator capable of delivering bilateral hypoglossal nerve stimulation. The system includes a single implanted component that can be implanted in a minimally invasive procedure requiring only a single incision. We developed the system using a patient-centric approach to offer patients a convenient alternative designed to overcome the limitations of competing neurostimulation devices. The figure below depicts the key components of the Genio system and the relative location of the system.
Components of the Genio system
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Implantable Stimulator.   The implantable stimulator consists of a saddle-like antenna with two legs, each containing two metal pads, called paddle electrodes. The paddle electrodes are placed in contact with both branches of the hypoglossal nerve and deliver bilateral stimulation to the hypoglossal nerve. Pulses from the stimulator trigger a slight forward movement of the posterior portion of the tongue in order to maintain an open airway throughout the night. The implantable stimulator is FDA and CE labeled as MR conditional for 1.5T and 3T full body MRI scans.

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Activation chip.   The activation chip is a detachable, external power source for the implantable stimulator and is composed of a chipset, which provides the patient’s personalized therapy program, and a rechargeable battery. The chipset is programmable, which allows us to make future updates and upgrades, or to add additional services to the Genio system without having to replace the implantable stimulator during an additional surgery. We advise that patients charge the activation chip with the charging unit after use.

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Disposable patch.   The disposable patch is a single-use, medical grade adhesive patch, which also contains a transmitting coil. The patch is placed on the skin under the chin each time before the patient goes to sleep. The patient attaches the activation chip to the disposable patch, which then activates the implantable stimulator. After use, the patient detaches the activation chip from the chin, places it in the charging unit, and disposes of the patch.

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Charging unit.   The charging unit and its power adapter are used to charge the activation chip’s battery. A fully depleted activation chip can be charged on the charging unit within 3 hours.

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External stimulator.   In addition to the patient-use components described above, the system includes an external stimulator which is a disposable single-use device that is used during the implantation procedure by the surgeon to test activation and function of the implantable stimulator.

Genio Implantable Stimulator

Genio Activation Chip
Benefits of the Genio System
We designed the Genio system to advance patient care and provide a convenient treatment option to the large and underpenetrated patient population suffering from OSA. We believe the following factors offer meaningful benefits for patients, physicians and payors that have the potential to drive broad adoption of our system:
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Patient-centric therapeutic option.   The results from our BLAST OSA trial demonstrated safety and effectiveness data of the Genio system for patients suffering with moderate to severe OSA that was sufficient to obtain a CE-Mark from the European Notified Body. These results showed significant benefits in the following patient-centered outcomes:

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Attractive safety profile.   The results from the BLAST OSA trial demonstrated that the Genio system was well tolerated with no device-related serious adverse events, or SAEs, reported during the course of the trial.

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Compelling clinical data.   Clinical data suggest that the Genio system is a clinically effective therapy for patients eligible for hypoglossal nerve stimulation treatment. The BLAST OSA trial found a 47.3% reduction in mean individual AHI (p-value<0.0001) and a decrease in mean individual ODI of 43.3% (p-value<0.0001) at six months following implantation, compared to their baseline measurements, for patients using the Genio system. In statistics, a p-value is a number calculated from a statistical test. It provides the probability that a null hypothesis (e.g., there is no treatment effect) is true for the particular set of observations being tested. The smaller the p-value (typically p-value < 0.05), the stronger the evidence that the null hypothesis should be rejected in favor of an alternative hypothesis (e.g., there is a treatment effect greater than a given threshold). A p-value less than 0.05 is said to be statistically significant. It indicates strong evidence against the null hypothesis, as there is less than a 5% probability that the null hypothesis is correct.

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Convenient therapy leading to strong compliance.   Our device is designed to be convenient for patients to use, once implanted and optimized, requiring no additional programming or therapy titration. The BLAST OSA data reported that 91% of patients used the system more than five nights per week over a period of six months following implantation.

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Improved quality of life.   Results from the BLAST OSA trial demonstrated that patients’ quality of life significantly improved as assessed using the FOSQ-10 questionnaire, with an increase in mean score by 1.9 units (p-value=0.0157) and a decrease on the Epsworth Sleepiness Scale, or ESS, score, by a mean of 3.3 units (p-value=0.0113). Additionally, the number of sleep partners who reported that their partner did not snore, or snored only softly, increased from 4.2% at baseline to 65%.

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Bilateral hypoglossal nerve stimulation.   The Genio system was designed to provide bilateral stimulation of the hypoglossal nerve. We believe bilateral stimulation results in a stronger muscle contraction, a more symmetric tongue movement and a wider opening of the airway, which has the potential to provide better clinical outcomes. We also believe that the bilateral stimulation of the Genio system has the potential to treat moderate to severe OSA in patients with CCC. These patients are currently contraindicated for hypoglossal neurostimulation systems.

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Minimally invasive implant procedure and design.   The Genio system only has one implantable, low profile component, which is leadless and battery-free, and only requires a single incision for implantation. The surgical implantation occurs during an outpatient procedure that lasts approximately one hour. Importantly, our system relies on our proprietary duty cycle stimulation algorithm to control the frequency and strength of the neurostimulation. As a result, our system does not require the implantation of a sensing lead to monitor breathing. We believe that the minimally invasive procedure enables patients to recover quickly and resume normal activities within a week. We also believe that our single-incision implantation process will facilitate adoption by a growing number of physicians and surgeons.
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External activation chip and battery.   The Genio systems’s power source is located in the external activation chip, requiring no battery to be implanted in the patient. Similarly, the external activation chip also includes the software for each user’s personalized therapy and can be updated or upgraded without the need for an additional surgical intervention. By eliminating the need for additional surgeries to replace a depleted battery and by enabling updates without additional surgeries, we believe the Genio system may offer a potential reduction in systematic healthcare costs.

Treating patients with the Genio system
Patient selection
Under CE-Mark approval, the Genio system is indicated for adult patients suffering from moderate to severe OSA with an AHI equal to or exceeding 15, but not exceeding 65. The Genio system is intended as a second-line therapy for patients who do not tolerate, or who fail or refuse CPAP therapy.
A variety of considerations are required to assess if a patient is eligible for the Genio system. Patients may only have a body mass index, or BMI, of up to 35kg/m². Additionally, patients cannot have any medical illness or condition that contraindicates a surgical procedure under general anesthesia or that would prevent the implantation. Current contraindications for the device include: CCC, major craniofacial abnormalities that narrow the airway or the implantation site or that would impair the functioning of the hypoglossal nerve stimulator and congenital malformations of the larynx, tongue and throat.
Once a patient is diagnosed with moderate to severe OSA and either fails, does not tolerate or refuses CPAP treatment, they become eligible for hypoglossal nerve stimulation. Their physician may refer them to undergo a DISE procedure to confirm they do not exhibit CCC. CCC currently affects approximately 30% of existing OSA patients, for whom existing hypoglossal nerve stimulation OSA therapies are either contraindicated or unavailable.
The figure below depicts a common pathway for patients eligible for the Genio system.
Implantation
A surgeon implants the implantable stimulator of the Genio system during a minimally invasive procedure that requires only one incision and typically lasts approximately one hour in an out-patient setting under general anesthesia. During implantation, the surgeon makes a small curvilinear incision approximately six centimeters in length under the chin that exposes the genioglossus muscle and the left and right hypoglossal nerve branches. The Genio system’s specifically designed and unique paddle electrodes allow the surgeon to position the implant stimulator over both genioglossus muscles facing both medial left and right branches of the hypoglossal nerve to allow bilateral stimulation. During surgery, the surgeon applies the disposable, single use external stimulator to test activation and function of the implantable stimulator. Once function is verified, the surgeon sutures the implantable stimulator to the muscle to secure fixation. After fixation of the stimulator, the physician closes the incision. Patients are typically discharged the same day. While patients may experience mild discomfort or swelling at the incision site, often associated with minimally invasive procedures, this can be managed with over-the-counter pain medications. Patients can return home after completion of the procedure and generally recover within a few days and are able to resume normal activities within a week.
The following figure depicts the Genio system’s implantation.
Therapy activation and optimization
Within approximately six weeks following implantation, the patient returns to the physician for a follow-up visit where the physician activates the Genio system. The physician also provides appropriate patient training on how to use the different components of the device and to activate the therapy. Once activated, the patient can start using the Genio system during sleep.
The exact level of stimulation varies between patients based on the response of their hypoglossal nerve to the Genio system. Once activated, the patient enters the first phase of the therapy process, during which the device operates using low stimulation parameters that allow the patient to acclimate to the sensation and tongue movement of stimulation. Once the patient is acclimated to therapy, the second phase of therapy begins. This phase is designed to identify the patient’s individual and specific therapeutic levels and patterns of stimulation during wakeful titration and studies performed in a sleep lab. The goal of the wakeful titration is to identify the optimal tongue contraction characteristics including direction and intensity using nasal endoscopy. Therapy titration is typically completed in one or two visits. The Genio system delivers stimulation at a programmed rate determined by the patient’s physician based on the patient’s breathing frequency. To determine the appropriate rate, the patient’s breathing frequency is initially analyzed during an in-lab sleep trial, and the stimulation pattern is adjusted using our proprietary duty cycle algorithm, which provides timely, alternative cycles of stimulation with patient-specific targeted therapy. Once the physician determines the desired titration and stimulation pattern, the physician programs the Genio activation chip to deliver patient-specific therapy based on those levels and patterns. The goal of physician is to achieve a therapy setting that keeps the upper airway open during sleep resulting in blood oxygen saturation, and sleep continuity without waking the patient.
The figure below illustrates the algorithmic, alternating stimulation cycle that is designed to maximize the Genio system’s efficacy.

Daily home stimulation and use
Once the Genio system is activated and optimized, the patient uses the system at home while asleep to alleviate the symptoms of their moderate to severe sleep apnea. We recommend that the patient visit their physician once a year for a routine follow up where therapy efficacy can be evaluated and adjustments made as needed.
Clinical Results and Studies
Clinical Development Pathway
We continue to invest in developing a substantial body of clinical evidence to support the safety and efficacy of the Genio system. Our clinical strategy consists of obtaining authorization in our target markets, demonstrating long-term clinical data for the Genio system and expanding authorized indications to reach a broader patient population, including patients with CCC. We have completed one clinical trial and are conducting three clinical trials globally with the goal of generating compelling and reproducible results with the Genio system for the large and underpenetrated population of patients with moderate to severe OSA.
Below is an illustration of our existing marketing authorizations and our anticipated regulatory pathway.
BLAST OSA Trial
Overview
The BLAST OSA trial was a prospective, open-label, non-randomized, multicenter, single-arm trial initiated in April 2017 with enrollment completed in February 2018. The objective of this trial was to evaluate and assess the safety, performance and efficacy of the Genio system in adult patients with moderate to severe OSA. The trial measured safety and efficacy endpoints at six months following five months of treatment. The primary safety endpoint was the incidence of device-related SAEs recorded during the trial over a period of six months post implantation. The primary efficacy endpoint was the mean change in the AHI score from baseline to six months post implantation measured by the number of apneas and hypopneas events per hour during an overnight sleep trial. The secondary performance endpoint was the change in the ODI score from baseline to six months post implantation. ODI score was measured by the number of desaturation episodes per hour during an overnight sleep trial. A desaturation period occurs when the patient stops breathing resulting in a decrease in blood oxygen.
Performance measures included changes in the sleep-related quality of life, evaluated by the level of daytime sleepiness using the Epworth Sleepiness Scale, or ESS, and the Functional Outcomes of Sleep Questionnaire, or FOSQ-10, as well as supplementary objective measures evaluated in an in-lab sleep trial, such as therapy response rate. The ESS measures the propensity for daytime sleepiness and the FOSQ-10 questionnaire measures sleep-related quality of life. Therapy response was defined based on the Sher success criteria as a reduction in AHI from baseline to six months of 50% or more, a remaining AHI score at six months of less than 20. The study also evaluated the change in the percentage of time spent at an oxygen desaturation state below 90% (SaO2<90%). Response rate was a percentage of patients passing the Sher success criteria at six months. Sleep partner-reported snoring and nightly usage of the system were also evaluated.
In 2019, the BLAST OSA trial protocol was amended to include a long-term safety follow-up phase. All participants who received the Genio system are eligible to enroll in the long-term follow-up phase of the trial. The majority of the participants are currently four years post-implantation.
BLAST OSA Results
The BLAST OSA results were published in the European Respiratory Journal in October 2019. Screening exclusion criteria included in-lab sleep study test results, AHI that was above 60 or below 20 based on the 2014 American Academy of Sleep Medicine recommended scoring guidelines, or a patient having a non-supine AHI less than 10. Another 18% of patients were excluded from the trial due to CCC. A total of 27 participants underwent the implantation procedure of the Genio system. Of these participants, 63% (17/27) were men with a mean age of 55.9 ± 12.0 years and a mean body mass index of 27.4 ± 3.0 kg/m2. Twenty-two patients completed the protocol, and the trial met all primary, secondary and exploratory endpoints. In the six-month data, the mean individual reduction in AHI events per hour decreased 47.3%. Participants’ AHI decreased from 23.7 ± 12.2 to 12.9 ± 10.1, representing a mean change of 10.8 events/hour (p-value<0.0001). In statistics, a p-value is a number calculated from a statistical test. It provides the probability that a null hypothesis (e.g., there is no treatment effect) is true for the particular set of observations being tested. The smaller the p-value (typically < 0.05), the stronger the evidence that the null hypothesis should be rejected in favor of an alternative hypothesis (e.g., there is a treatment effect greater than a given threshold). A p-value less than 0.05 is said to be statistically significant. It indicates strong evidence against the null hypothesis, as there is less than a 5% probability that the null hypothesis is correct.
Safety Results
Four SAEs related to the surgical procedure (but not device-related) were reported in three of the 27 patients implanted during the six-month post-implantation period. These included two participants at the same hospital who developed local infections at the surgical site that resulted in removal of the implanted device. The fourth SAE was impaired swallowing, which led to one day prolongation of implantation-related hospitalization. Two patients were kept in the hospital for overnight observation. All SAEs were successfully resolved. The most frequent procedure-related adverse events, or AEs, that occurred in implanted patients were impairment or painful swallowing (30% of participants), dysarthria, or speech-slurring, (26% of participants), hematoma (19% of participants) and swelling or bruising around the incision site (19% of participants).
No device-related SAEs occurred during the six month post-implantation period. The majority of device-related AEs were reported as mild and resolved within days. The most frequent device-related AE was a temporary and mild local skin irritation due to use of the disposable patch (30% of participants). This AE was generally resolved with the application of skin lotion to the irritated skin, and there was no discontinuation of therapy within implanted devices. Additional device related AEs that occurred in 11% of the patients included tongue abrasion, tongue fasciculation, discomfort due to electrical stimulation and abnormal scarring. The adverse reaction to stimulation discomfort was typically resolved by reprogramming the stimulation parameters.
Trial Performance Results
Six months post-implantation, the mean individual reduction in AHI events per hour decreased 47.3%. Participants’ mean AHI decreased from 23.7±12.2 to 12.9±10.1, representing a mean change of 10.8 events/hour (p-value<0.0001).

AHI at Screening and 6-month for Patients that Reached the 6-month Visit
A reduction in the ODI score was demonstrated between baseline and six-month post-implantation, dropping from a mean of 19.1±11.2 to 9.8±6.9, representing a mean change of 9.3 events/hour (p-value<0.001).
Both the propensity for daytime sleepiness, as measured by the Epworth Sleepiness Scale, and sleep-related quality of life, as assessed using FOSQ-10, significantly improved. The ESS decreased from 11.0±5.3 to 8.0±5.4, representing a mean change of 3.3 units (95% CI 0.8-5.7, p-value=0.0113), whereas, the FOSQ-10 score increased from 15.3±3.3 to 17.2±3.0, representing a mean change of 1.9 units (95% CI 0.4-3.4, p-value=0.0157). The FOSQ-10 objective is to demonstrate a change in sleep-related quality of life at the 6-month visit compared to baseline. A FOSQ-10 score greater than 17 is considered clinically significant. A score below 8 for the Epworth Sleepiness Scale is considered clinically significant. Finally, the arousal index (measures shift from deep sleep to light sleep) significantly decreased from 28.7±11.5 to 16.0±8.0 (p-value<0.0001), representing a mean change of 12.7 events per hour.
The following chart sets forth the various outcome measures for the intent to treat patient population:
Outcome	Baseline (n=22)	6-months (n=22)	Mean Difference (95% CI)	P-value
AHI, events/hour	23.7 ± (12.2)	12.9 ± (10.1)	10.8 ± (14.6 to 7.0)	<0.0001
ODI, events/hour	19.1 ± (11.2)	9.8 ± (6.9)	9.3 ± (13.1 to 5.5)	<0.0001
FOSQ-10	15.3 ± (3.3)	17.2 ± (3.0)	1.9 ± (0.4 to 3.4)	0.0157
ESS	11.0 ± (5.3)*	8.0 ± (5.4)	3.0 ± (5.7 to 0.8)	0.0113
SaO2<90%, % time	5.0 ± (6.0)	2.1 ± (3.0)	2.9 ± (4.6 to 1.3)	0.0015
Arousal Index, events per hour	28.7 ± (11.5)	16.0 ± (8.0)	12.7 ± (16.6 to 8.9)	<0.0001
Sleep efficiency (%)	84.0 ± (10.8)	87.3 ± (8.9)	3.2 ± (0-01 to 6.4)	0.0494
Responder rate (Sher Criteria) at 6-month	11 patients out of 22 (50%)		NA

Legend
Data are mean (Standard Deviation) unless otherwise specified. Arousal Index is the number of arousals and awakenings registered during the sleep trial. SaO2 < 90% is the proportion of the night spent at an oxygen saturation below 90%. Sleep efficiency is the ratio of total time spent asleep in a night compared to the total amount of time spent in bed. ESS is the Epworth Sleepiness Scale. FOSQ10 is the 10 — item Functional Outcomes of Sleep Questionnaire. * means n=21.
Other Metrics and Outcomes
The reported snoring intensity was reduced, with 65% of patients’ sleep partners reporting no snoring or soft snoring at the six-month post-implantation visit compared to only 4.2% at baseline. Additionally, 91% of patients reported using the Genio system more than five days a week, of whom 77% reported a nightly use of more than five hours per night.
The BLAST OSA trial demonstrated that the Genio system’s therapy was well-tolerated, met its performance endpoints, and was associated with high compliance. The trial showed significant reduction of OSA severity and improvement of sleepiness and quality of life, while being well-tolerated.
BETTER SLEEP Trial
We are currently conducting the BETTER SLEEP trial, a multicenter, prospective, open-label, two-group clinical trial, designed to assess the long-term safety and performance of the Genio system for the treatment of adult OSA patients with and without CCC of the soft palate over a period of 36 months post-implantation. The BETTER SLEEP trial includes a subgroup of CCC patients, which is a patient population that is contraindicated for unilateral hypoglossal nerve stimulation.
In the BETTER SLEEP trial, 42 patients were implanted with the Genio system, 18 of which have CCC (or 42.9% of the total implanted population). The primary safety endpoint was the incidence of device-related SAEs six months post-implantation. The primary performance endpoint was the change in the AHI score from baseline to six months post-implantation measured by counting the number of events (apnea or hypopnea) that occur per hour collected during an overnight sleep study. Patients with moderate to severe AHI scores (15 < AHI < 65) and aged between 21 and 75 years were eligible for enrollment if they failed, refused or did not tolerate PAP treatment. Patients with a body mass index above 32 kg/m² were excluded. The trial has been authorized by the Australian and New Zealand regulatory authorities and is being conducted in nine local medical centers.
In June 2021, we announced the following preliminary top-line results from the BETTER SLEEP trial:
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a statistically significant mean reduction in the AHI score from baseline to six months post-implantation in the full-analysis patient population (both CCC and non-CCC patients);

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a statistically significant mean reduction in AHI from baseline to six months post-implantation in the CCC patient subgroup; and

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a statistically significant mean reduction in AHI from baseline to six months post-implantation in the non-CCC patient subgroup.

The results above reflect data from the Modified Intent To Treat, or mITT analysis population, which consisted of 40 patients, including 17 CCC patients. The mITT analysis population excluded two patients who did not complete a six-month visit, one because of an infection and one because of device migration.
With respect to the primary safety endpoint, preliminary unadjudicated safety data showed four SAEs in three patients during the six-month post-implantation period. Of those, two SAEs in one patient were reported as device related, one SAE in one patient was reported as procedure and device related, and one SAE in one patient was reported as unrelated to procedure or device. Final review and adjudication of SAEs and AEs have not yet been completed by an independent CEC and as a result the characterization of SAEs or AEs could be subject to change.
While additional data, including responder rates, remains subject to ongoing review and continues to be analyzed, we observed in the per protocol group a 70% responder rate in the non-CCC patient subgroup based on the Sher criteria. The per protocol group consisted of 35 patients and excluded five patients from the mITT analysis population: two of these patients were lost to follow-up, one patient did not comply with the study protocol, and two patients were removed from the study by the investigator, one for hostility towards staff and one having returned to continuous positive airway pressure, or CPAP, therapy.
We expect to announce additional data with respect to the trial as further analyses are conducted and we seek to publish the full data set from the trial in a peer-reviewed publication. There will be no additional enrollment in the BETTER SLEEP trial. However, we will continue to monitor patients in the evaluable patient population and plan to continue evaluating over the course of three years following implantation.
We intend to use the clinical evidence from the subgroup of patients who exhibit CCC to seek a potential indication expansion of the CE mark for the Genio system. To this end, we have initiated discussion with our E.U. Notified Body with regards to using the Genio system with patients demonstrating CCC at the soft palate level.
EliSA Trial
After having obtained certification in Europe for the Genio system in March 2019, we initiated the EliSA post-marketing trial in Europe for the treatment of OSA in adult patients with moderate to severe OSA. The primary objective of this trial is to evaluate the long-term safety and clinical efficacy of the Genio system in adult patients suffering from moderate to severe OSA. The trial is expected to follow patients over a five year period. EliSA is a multicenter prospective single-arm Post Market Clinical Follow-up trial and is expected to enroll at least 110 patients across approximately 25 investigational centers in Europe.
Pivotal DREAM Trial
In June 2020, the FDA approved our IDE application, allowing us to commence our pivotal DREAM trial of the Genio system. Our DREAM trial is a multicenter, prospective, open-label trial during which each participant who undergoes implantation of the Genio system will be followed for five years post-implantation to assess the safety and efficacy of the Genio system in patients with moderate to severe OSA. We initiated the DREAM trial as an IDE pivotal trial to support an application seeking FDA marketing authorization and ultimately, reimbursement in the United States for bilateral hypoglossal nerve stimulation for the treatment of moderate to severe OSA. The trial is expected to enroll 134 patients who will undergo the implantation procedure with 12-month effectiveness and safety primary endpoints. As of June 2021, eight patients have been implanted. We have identified 25 centers for the trial, including 18 in the United States. Of the 18 U.S. centers, 16 are currently active and enrolling patients.
The primary safety endpoint is incidence of device-related SAEs at 12-months post implantation. One of the co-primary effectiveness endpoints is the percentage of responders with at least a 50% reduction in AHI with hypopneas associated with a 4% oxyhemoglobin desaturation and a remaining AHI with hypopneas associated with a 4% oxyhemoglobin desaturation less than 20, together with a 25% reduction of ODI between baseline and 12-month visits. Patients with moderate to severe OSA (AHI score between 15 and 65) and aged between 22 and 75 years are eligible for enrollment if they failed, did not tolerate or refused PAP treatment. Patients with a body mass index above 32 kg/m², a CCC observed during a drug induced sleep endoscopy and combined central and mixed AHI above 25% at baseline polysomnography are to be excluded.
We anticipate initial 12-month data will be available by the fourth quarter of 2022. No SAEs have been reported to date.
We plan on pursuing the FDA breakthrough device designation for the Genio system.
Sales and Marketing
We have grown our commercial team to include a sales and marketing organization of over a dozen representatives with substantial medical device sales, education and clinical experience to support commercialization of the Genio system. We are initially targeting markets in Europe, Australia and New Zealand where we have identified a clear reimbursement pathway or execution strategy. In Germany, we have successfully obtained reimbursement under a dedicated DRG code for hypoglossal nerve stimulation, and, in Switzerland, we recently obtained reimbursement under an OSA-specific DRG code by the BFS. Each of these reimbursement coverages includes the cost of the Genio system, implant procedure, hospital stay and follow-up care. We began our commercial launch of the Genio system in July 2020. Our sales team in Germany consists of one country director and several representatives, with support provided by our corporate team. We expect to begin marketing in Switzerland and in Spain 2021.
We have established a systematic approach to commercializing the Genio system in select European countries which centers on active engagement and market development across patients, physicians and hospitals. Our Genio System has CE-Mark for OSA in patients with moderate to severe OSA in Europe. We market our Genio System to physicians and hospitals where ENTs, sleep doctors and general practitioners who see, diagnose and treat patients with OSA. We have developed a methodical marketing strategy to educate and develop the market and a commercial strategy tailored to suit local market needs in order to maximize therapy penetration and patient base expansion.
Our initial strategy is to employ a targeted approach to increase therapy penetration within specific physician practice groups instead of a broad outreach strategy to physicians. Our sales and marketing organization is focused on prioritizing high volume centers that are strategically located and building long-standing relationships with key physicians with strong connectivity to the population of OSA patients indicated for the Genio system. We are focusing our efforts on developing “Centers of Excellence”, where we plan to invest in developing the Genio system as the preferred treatment option for appropriate moderate to severe OSA patients in need of an alternative to conventional first-line therapies. Using a direct commercialization model in most of our target countries, we plan to utilize account managers to support the Centers of Excellence to strengthen the referral physician network, guiding new patients to these Centers of Excellence. We expect to gradually scale-up in line with market entry and access in the various countries that we are targeting. Based on our experience we will have gained from our initial commercial roll-out in Europe, but also taking into account particular aspects of local markets, we will determine and prepare what we believe to be the optimal sales and marketing structure for commercial launch in the United States if we obtain U.S. marketing authorization
Our direct sales representatives, which we refer to as our market development team, generally have substantial experience, specifically with patients, physicians and payors in the ENT or neurostimulation space. Our market development team is focused on prioritizing high volume ENT centers, sleep centers, and building long-standing relationships with key physicians such as sleep doctors, ENT and general practitioners who have strong connectivity to the OSA patient population that may be eligible for the Genio system. Additionally, we target cardiac electrophysiologists, cardiologists, cardiovascular surgeons and dentists, which are a second OSA patient referral base for ENT physicians. We support our physicians through all aspects of the patient journey, starting from initial diagnosis through surgical support and post implantation patient follow-up.
We seek to establish long-term partnerships with key opinion leaders and patient associations that are built on mutual trust and oriented towards the needs of our patients and customers. Our marketing organization is focused on building physician awareness through referral network development, education, targeted KOL development and training and direct-to-consumer marketing. We have developed dedicated education and training programs leading to a certification delivered by an approved proctor. These education and training programs offer sleep centers and implanting surgeons excellent training pertaining to the Genio system technology, the latest and most up-to-date insights on the implantation procedure and on therapy optimization as well as on the subject of hypoglossal nerve stimulation science. Additionally, these education and training programs promote a better understanding of OSA, which we believe will result in maximizing outcomes for Genio users, a better understanding of the technology’s benefits and risks and increasing confidence in the safety of the technology.
Additionally, we build awareness of the Genio system through digital social networks. The objective of this outreach is to target these patients and make them aware of our education webinars and website, where they can find a wealth of information on OSA and the purpose and benefits of the Genio system, based on our approved labeling. In addition to driving broad awareness and increasing physician and patient education, our marketing team has developed the in-house resources necessary to assist patients and physicians in the process of obtaining reimbursement approval for their procedures.
Research and Development
In addition to our ongoing clinical studies, we are also committed to continuing our research and development efforts related to the Genio system, with an emphasis on improving clinical outcomes,

optimizing patient adoption and comfort, increasing access for a greater number of patients and allowing more physicians to perform the procedure. The primary focus of our research and development efforts in the near-term will be the continued technological advancement of the Genio system. Some of these improvements include features aimed at enhancing a physician’s ability to monitor patient compliance and therapy efficacy. We continue to enhance our scalable technology platform to potentially enable quick and streamlined release of new features and functionalities through software, firmware, hardware updates and upgrades and therapy enhancement. In January 2021, we entered into an exclusive license agreement with Vanderbilt University in order to further develop new neurostimulation technologies for the treatment of sleep disordered breathing conditions. We expect that these potential new treatments will focus on stimulating the ansa cervicalis, the efferent fiber of the glossopharyngeal nerve or nerves that innervate the palatoglossus and/or the palatopharyngeus muscle.
Further improvements or a next generation product may also bring additional features or services to the Genio system, potentially opening opportunities to generate revenue from data collected. For example, we expect the future generation of our products to focus on the capability to assess variables related to the patient’s sleep quality including monitoring patient respiratory flow, snoring, movement and sleep position as well as the ability for the Genio system to be connected to the cloud. We believe this information may enable us to monitor and better understand the patient’s quality of sleep and respiratory status, which we could consider sharing with key stakeholders. For example, we are considering developing solutions designed to enhance patient compliance by letting the patients follow-up regarding the quality of the treatment received, on a regular basis, with healthcare connectivity tools. We are also exploring future tools that would provide sleep specialists following the patients with access to detailed patient therapy status via a digital care management platform, enabling them, on a remote and potentially reimbursable basis, to assess patient status and adjust Genio system treatment parameters. We believe the Genio system’s location close to the airway is optimal for detection and analysis of sleep and respiratory variables.
We intend to build a scalable technology platform allowing quick and streamlined release of new features and functionalities through software, firmware, hardware updates and upgrades and therapy enhancement. We believe that the external Genio system Activation Chip could allow for external enhancements to the Genio system without the need for additional surgical intervention.
Competition
The industry in which we operate is subject to rapid change and is highly sensitive to the introduction of new products and technologies of current or new industry participants. Our primary focus of OSA treatment is as a second line therapy for patients with moderate to severe OSA. If we are not successful in convincing others of the merits of our products or educating them on the use of our products, they may not use our products or use them effectively and we may be unable to increase our sales.
We consider our primary competition to be other device-based neurostimulation therapies designed to treat patients with moderate to severe OSA. Outside the United States, in addition to Inspire, we also are aware of the LivaNova’s ImThera device which received CE-Mark approval to market an open-loop neurostimulation device in Europe. In the United States, the Inspire system is the only FDA-approved closed-loop neurostimulation device for moderate to severe OSA. We believe other emerging businesses are in the early stages of developing neurostimulation devices.
We also compete with invasive surgical treatment options such as UPPP, MMA and, to a lesser extent, MADs, which are primarily used in the treatment of mild to moderate OSA. We do not believe we directly compete with CPAP or other types of positive airway pressure devices because CPAP is typically a first line therapy for patients with OSA.
We believe that the primary competitive factors in the OSA treatment market are:
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product safety, reliability and durability;

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company and brand recognition;

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ease of implantation and procedure time;

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quality of clinical data;

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adoption by patients, physicians and sleep centers;

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adequate reimbursement for our device;

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procedure costs to patients;

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product ease of use and patient comfort;

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sales force expansion, experience and access;

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product availability, support and service;

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manufacturing and supply chain;

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technological innovation and product enhancements; and

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intellectual property portfolio.

In addition, our competitors may have greater financial resources or more established distribution networks than we do, or may be acquired by enterprises that have more established distribution networks than we do. Our competitors may also develop and patent processes or products earlier than we can or obtain domestic or international regulatory clearances or approvals for competing products more rapidly than we can, which could impair our ability to develop and commercialize similar products. We also compete with our competitors in acquiring technologies and technology licenses complementary to our products or advantageous to our business. We also compete with other medical technology companies to recruit and retain qualified sales, training and other personnel.
Manufacturing and Supply
We rely on third-parties to manufacture and supply all the components of the Genio system to our specifications. Most components are supplied by single-source suppliers. Our principal suppliers of components are Medistri SA, Resonetics, VSI Parylene, Reinhardt Microtech GmbH (Cicor), Lust Hybrid, Meko, and S&D Tech SRL. The raw materials used by our suppliers are purchased in the open market. We continue to look for additional or replacement suppliers for the currently single-source components and we plan to maintain a sufficient level of inventory of such components to enable continued production for a limited period, such as during a supplier transition phase.
We work with third parties to manufacture and supply the components of the implantable stimulator and external stimulator. The initial assembly of the different electronics components is done by different external suppliers. The final assembly of the external stimulator and the final manufacturing step of the implantable stimulator, the silicone molding, are done internally by our manufacturing team in the clean room at our facility in Tel Aviv, Israel. The capacity of our facility in Tel Aviv is expected to cover our expected product demand for 2021. We are finalizing our plan to establish a manufacturing facility in Liège, Belgium that is expected to provide us with additional capacity for the assembly of implantable stimulators and external stimulators as we progress our commercialization plans.
We work with third parties to manufacture and supply the electronic and plastic components of the activation chip and charging unit. In Tel Aviv, the final assembly of these parts is done by our manufacturing team in our facility. In Belgium, we have outsourced the assembly of the activation chip and charging unit to an external supplier. The manufacturing of the disposable patch is fully outsourced to the third party-supplier based in Israel.
Collaboration and License Agreements
Cochlear Collaboration Agreement
We and Cochlear Limited, or Cochlear, have entered into a collaboration agreement, dated November 2018, under which we and Cochlear agree to collaborate to further develop and progress commercialization of implantable treatments for sleep disordered breathing conditions. Cochlear has significant expertise in the development of implantable devices. The specific contributions and services to be used, applied and provided by both parties are further detailed in a document called “Statement of Work” that may be agreed upon by the parties from time to time. The initial Statement of Work was agreed upon by us and Cochlear on November 7, 2018 and is now complete. According to this Statement of Work, Cochlear evaluated various packaging technologies and to support us in the assessment of encapsulation technologies for the implantable stimulator. A new Statement of Work was entered into on June 8, 2020. Under this agreement, Cochlear is working with us in developing and enhancing the next generation implantable stimulator, and we expect to spend approximately €4.3 million on these efforts, of which €1.3 million was paid in June 2020. Upon completion of the remaining milestones, we will have to make milestone payments of €1.4 million, €1.1 million and €0.5 million in June 2021, January 2022 and August 2022, respectively.
The collaboration agreement will end on the date of completion of the last Statement of Work or may be terminated with a 30 days’ prior written notice from a party to the other party provided that party concludes on reasonable grounds, and after consultation with the “project steering committee,” that there is no reasonable prospect of the objectives of the project being achieved. Each party is also entitled to terminate the collaboration agreement with immediate effect upon the occurrence of specific events (e.g. material breach of the collaboration agreement or Shareholders’ Agreement by a party, insolvency or bankruptcy, etc.). Depending on the project, we could pay a break-up fee, if the decision is made to stop the collaboration with Cochlear.
There are currently no IP licenses granted by Cochlear or by us to the other party.
Man & Science Agreement
We, Man & Science SA, Cephalix SA, Glucobel SA and Surgical Electronics SA, among others, have entered into a multiparty agreement regarding their respective ownership and licensing rights in relation to multiple inventions, including but not limited to inventions generally related to implantable, flexible neurostimulators and inventions for specific medical indications including sleep disordered breathing, head pain, glucose monitoring, hypertension and other indications. This agreement provides that (i) we fully own all rights in relation to the inventions specifically related to the sleep disordered breathing field, which we believe includes sleep disordered breathing conditions such as sleep apnea and snoring, and comorbidities of these conditions and (ii) Man & Science SA is the owner of the generic inventions and granted a fully paid-up, exclusive and worldwide, license with respect to these inventions to several parties, including us in the field of sleep disordered breathing. Pursuant to the terms of the agreement, no party may terminate the licenses.
In June 2016, we, Cephalix SA, Surgical Electronics SA, and Man & Science SA entered into a confirmatory addendum, aiming to confirm that (i) we fully own all rights in relation to the inventions specifically related to the sleep disordered breathing field as further detailed in the agreement, (ii) Man & Science SA granted an exclusive, worldwide, fully paid-up, royalty free and transferable license to us covering certain patents in the sleep disordered breathing field, and (iii) we granted an exclusive, fully paid-up, royalty free, transferable license to use certain of those patents outside the sleep disordered breathing field, namely to Cephalix SA in the head pain field, Surgical Electronics SA in the hypertension field and Man & Science SA outside the head pain field and the hypertension field.
In February 2020, we entered into a clarification of the Confirmatory Addendum, or Clarification, with Man & Science SA. The Clarification confirms that the license granted to us by Man & Science SA under the agreement and the Addendum are irrevocable, transferable, fully paid up, royalty-free and include the right to grant sublicenses in the sleep disordered breathing field, which are retroactive as from the filing date of the oldest of the patents and patent applications and will continue in effect until the last to expire patent, which is expected to occur in 2032 (excluding any potential patent term extension). We have no current or future financial obligation to Man & Science SA pursuant to the agreement. See “Business — Intellectual Property” for more information.
Intellectual Property
Our intellectual property and the rights underlying the same are valuable and important in the medical device and health tech industry in which we operate. Our success depends, in part, on our ability to obtain and maintain intellectual property protection for our product candidates, to defend and enforce our intellectual property rights, to preserve the confidentiality of our know-how and proprietary information, and to operate without infringing upon the proprietary rights of others. We seek to protect our products and product candidates by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We rely heavily on our patent and design portfolio to maintain competitive technological advantage, as well as on our trademarks that support our brand identity.
We have implemented an intellectual property protection policy with the objective of obtaining protection for key aspects of the technology embodied in the Genio system and certain methods of use.
We may, from time to time, file patent applications for inventions that may be of importance to our future business. We may license or acquire rights to patents, patent applications, or other intellectual property owned by third parties, academic partners or commercial companies which are of interest to us. Further, we may decide, from time to time, to license our intellectual property to other parties, for example, in exchange for cash, marketing collaboration, or other valuable consideration to us.
We continuously review our development activities to assess the novelty and patentability of new intellectual property being developed. In addition to patents, we also rely on a combination of trade secrets, design rights, copyright laws, non-disclosure agreements and other contractual provisions and technical measures that help us maintain and develop our competitive position with respect to intellectual property. Despite our efforts to protect our intellectual property rights, third parties might invalidate, engineer around these or challenge our rights in court or patent offices.
Our policy is that our employees and contractors execute a propriety information and inventions assignment agreement, which protects proprietary information and which assigns to us all inventions created by an employee during the term of employment. Where possible and appropriate, agreements with third parties (e.g. consultants and vendors) contain language designed to protect our intellectual property and confidential information, and to assign to us new inventions related to our business.
As of May 31, 2021, we have 186 granted or pending patent applications (both utility and design) comprised of 53 issued or allowed U.S. patents, 10 pending U.S. non-provisional applications, 1 pending U.S. provisional applications, 2 pending international patent applications filed under the Patent Cooperation Treaty, or PCT, and 33 pending patent applications and 87 granted patents in jurisdictions outside the United States, including Australia, Canada, China, Europe, Hong Kong, Israel and Japan. The exclusivity terms of our patents depend upon the laws of the countries in which they are obtained. In the countries in which we currently file, the patent term is 20 years from the earliest date of filing of a non-provisional patent application. Current issued patents and patent applications covering our Genio system will expire on dates ranging from 2032 to 2034, if the applications are issued.
In addition to the patent portfolio owned by us, we hold exclusive licenses granting us a fully paid-up, transferrable and sub-licensable, worldwide, irrevocable license and royalty free in the field of sleep disordered breathing in relation to multiple inventions, including but not limited to inventions generally related to implantable flexible neuro-stimulators. Such licenses were granted to us by Man & Science SA (a company held and governed by Robert Taub, TOGETHER Partnership, Jürgen Hambrecht and Noshaq SA). We also hold an exclusive worldwide license from Vanderbilt University, to develop, use, grant sublicense and commercialize products, with a different mechanism of action than the Genio system, in the field of sleep disordered breathing conditions and comorbidities of such conditions. We will also work together with Vanderbilt University to continue prosecution of patent applications made by Vanderbilt. Under the agreement, we paid to Vanderbilt an upfront license issue fee of approximately $650,000. We may be required to pay earned royalties in the mid-single digits on net sales of licensed products that are covered by the patent rights owned by Vanderbilt. After the second anniversary of the agreement, we may terminate the obligation to pay further earned royalties to Vanderbilt on net sales of licensed products in exchange for a one-time royalty buyout payment. We may be required to make minimum annual royalty payments to Vanderbilt of up to $250,000 in 2024 and 2025, up to $500,000 in 2026 and 2027, and up to $1,000,000 in 2028 and each year thereafter, which are creditable against the earned royalties owed to Vanderbilt for the same calendar year. Additionally, Vanderbilt may be entitled to milestone payments of up to an aggregate of  $13,750,000 in connection with patent issuance, clinical studies, regulatory approvals and net sales milestones. We may also be required to pay Vanderbilt a low to mid double digit percentage, not to exceed 40%, of any non-royalty sublicensing revenue we receive. The Vanderbilt Agreement, including the royalty obligations thereunder, will continue on a licensed product-by-licensed product and country-by-country basis until the expiration date of the last-to expire licensed patent in each country. Either we or Vanderbilt may terminate the Vanderbilt Agreement in connection with the other party’s insolvency. Vanderbilt may also terminate the Vanderbilt Agreement in the event we fail to make a payment to Vanderbilt, breach or default our diligence obligations or breach or default on any other material term, and if we fail to make such payment or cure such breach or default within 60 days of written notice from Vanderbilt. We may terminate the agreement by providing 120 days’ advance notice to Vanderbilt.
With respect to trademarks, we use our corporate name, Nyxoah, and associated logo as well as the tagline, in creating awareness of our expertise and in marketing our Genio system technology. We use the trademark Genio to identify our Genio system. We have obtained registration for the Nyxoah name and the Genio trademark in seven jurisdictions around the globe.
Government Regulation
Governmental authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, quality control, certification, authorization, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of medical device products. As a medical device manufacturer, our operations are subject to such laws and regulations in the jurisdictions in which we or our research and development partners or affiliates do business.
The processes for obtaining marketing approvals in the United States and in other countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations, as well as policies and rules established by regulatory authorities, require the expenditure of substantial time and financial resources. In addition, the laws and regulations governing our business and interpretations of those laws and regulations and are subject to frequent change, and we must, therefore, devote significant resources to monitoring developments in legislation, enforcement, and regulation in such areas. Our ability to operate profitably will depend in part upon our ability, and that of our research and development partners and affiliates, to operate in compliance with applicable laws and regulations. As the applicable laws and regulations change, we are likely to make conforming modifications in our business processes from time to time. We cannot provide assurance that a review of our business by courts or regulatory authorities will not result in determinations that could adversely affect our operations or that the regulatory environment will not change in a way that restricts our operations.
Regulatory Landscape in the European Union
The European Union, or EU, has adopted specific directives regulating the design, manufacture, clinical investigations, conformity assessment, labeling and adverse event reporting for medical devices. EU directives must be implemented into the national laws of the EU member states and national laws may vary from one member state to another. The EU rules listed below are generally applicable in the European Economic Area, or EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland. Other countries, such as Switzerland, have entered into Mutual Recognition Agreements and allow the marketing of medical devices that meet EU requirements.
In the EU, there is currently no premarket government review of medical devices. However, the EU requires that all medical devices placed on the market in the EU must meet the relevant essential requirements laid down in Council Directive 93/42/EEC, or the Medical Devices Directive and the Council Directive 90/385/EEC, or the AIMD Directive. AIMDs are defined as medical devices that rely on a source of electrical energy or any source of power other than that generated by the body, which are totally or partially introduced, either surgically or medically, into the human body and intended to remain after the procedure.
An overarching requirement under both the AIMD Directive and the Medical Devices Directive is that any device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must meet the performance specifications intended by the manufacturer and be designed, manufactured and packaged in a suitable manner. The European Commission has adopted various standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the essential requirements as a practical matter. Compliance with a standard developed to implement an essential requirement also creates a rebuttable presumption that the device satisfies that essential requirement.
To demonstrate compliance with the essential requirements laid down in the AIMD Directive, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. Conformity assessment procedures require an assessment of available clinical evidence, literature data for the product, and post-market experience in respect of similar products already marketed. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can self-declare the conformity of its products with the essential requirements (except for any parts which relate to sterility or metrology), a conformity assessment procedure requires the intervention of a Notified Body. Under this situation, manufacturers of medical devices must make an application to a Notified Body. Alternatively, manufacturers can seek approval from the Notified Body that a representative sample device satisfies the requirements set out in the AIMD Directive and subsequently ensure and declare that all of its products conform to the standard of the approved sample. Notified Bodies are independent organizations designated by EU member states to assess the conformity of devices before being placed on the market. A Notified Body would typically audit and examine a product’s technical dossiers and the manufacturers’ quality system (which must, in particular, comply with ISO 13485:2016 related to Medical Devices Quality Management Systems). If satisfied that the AIMD or other medical device conforms to the relevant essential requirements, the Notified Body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE-Mark to the device, allowing the device to be legally marketed throughout the EU, indicating that the device conforms to the essential requirements of the applicable directives and may be commercially distributed throughout the EU.
Notified Body certificates of conformity are valid for a fixed duration (which shall not exceed five years). Throughout the term of the certificate, the manufacturer will be subject to periodic surveillance audits to verify continued compliance with the applicable requirements. In particular, there will be a new audit by the Notified Body before it will renew the relevant certificate(s).
As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. In order to demonstrate safety and effectiveness for their AIMDs and other medical devices, manufacturers must conduct clinical investigations in accordance with the requirements of Annex X to the Medical Devices Directive and Annex 7 to the AIMD Directive, as well as standards (if any) which may be imposed by national authorities of EU member states in addition to those set out in Annex X to the Medical Devices Directive and Annex 7 to the AIMD Directive. Clinical investigations for medical devices usually require the approval of an ethics committees and approval by or notification to the national regulatory authorities. Both regulators and ethics committees also require the submission of serious adverse event reports during a study and may request a copy of the final study report.
Once the product has been placed on the market in the EU, the manufacturer must comply with requirements for reporting incidents and field safety corrective actions associated with the product. In particular, all manufacturers placing medical devices into the market in the EU must comply with the EU medical device vigilance system. Under this system, incidents must be reported to the relevant authorities of the EU member states, and manufacturers are required to take Field Safety Corrective Actions, or FSCAs, to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market. An incident is defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or the instructions for use which, directly or indirectly, might lead to or might have led to the death of a patient or user or of other persons or to a serious deterioration in their state of health. An FSCA may include the recall, modification, exchange, destruction or retrofitting of the device. FSCAs must be communicated by the manufacturer or its legal representative to its customers and/or to the end users of the device through Field Safety Notices.
The advertising and promotion of medical devices is subject to some general principles set forth by EU directives. According to the Medical Devices Directive, only devices that are CE-Marked may be marketed and advertised in the EU in accordance with their intended purpose. Directive 2006/114/EC concerning misleading and comparative advertising and Directive 2005/29/EC on unfair commercial practices, while not specific to the advertising of medical devices, also apply to the advertising thereof and contain general rules, for example requiring that advertisements are evidenced, balanced and not misleading. Specific requirements are defined at national level. EU member states laws related to the advertising and promotion of medical devices, which vary between jurisdictions, may limit or restrict the advertising and promotion of products to the general public and may impose limitations on promotional activities with healthcare professionals.
Many EU member states have adopted specific anti-gift statutes that further limit commercial practices for medical devices, in particular vis-à-vis healthcare professionals and organizations. Additionally, there has been a recent trend of increased regulation of payments and transfers of value provided to healthcare professionals or entities. In addition, many EU member states have adopted national “Sunshine Acts” which impose reporting and transparency requirements (often on an annual basis), similar to the requirements in the United States, on medical device manufacturers. Certain countries also mandate implementation of commercial compliance programs.
In 2017, European Union regulatory bodies finalized a new Medical Device Regulation, or MDR, which repeals and replaces the existing Medical Devices Directive and AIMD Directive and provided three years for transition and compliance, for a final effective date of May 26, 2020. As a result of the COVID-19 pandemic, however, the European Parliament voted in April 2020 to postpone the implementation of the MDR by one year, until May 26, 2021, assuming no additional delays are needed. The MDR changes several aspects of the existing regulatory framework for medical device marketing in Europe and is expected to result in increased regulatory oversight of all medical devices marketed in the EU, which may, in turn, increase the costs, time and requirements that need to be met in order to place an innovative or high-risk medical device on the European market. Once applicable, the new regulations will among other things:
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strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

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establish explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

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improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;

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set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the European Union, or EU; and

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strengthen the rules for the assessment of certain high-risk devices, which may have to undergo an additional check by experts before they are placed on the market.

We obtained the CE-Mark for the Genio system under the AIMD Directive in March 2019. DEKRA Certification B.V., a Notified Body designated for regulatory review of medical devices and their manufacturers under applicable EU regulations, conducted the assessment of the technical dossiers and the manufacturers’ quality system for the Genio system and issued the certificate of conformity for the device. In addition, our manufacturing facility is certified as compliant with ISO 13584:2016.
Although, the MDR will become effective in May 2021, the CE-Mark on the current Genio system design, obtained in March 2019, is valid until March 2024. The recertification process under the MDR requires a demonstration that the performance and the safety of the currently approved medical device has been maintained and that the system meets the new regulatory requirements and standards under the MDR. Further clinical studies will not be required to obtain the recertification for the Genio system under the MDR. We have conducted an in-depth MDR gap analysis and are currently working towards an MDR-compliant Quality Management System.”

In addition, we are registered as a legal manufacturer in Belgium under the AIMD Directive. We also invest significant efforts to maintain compliance with the most updated and harmonized consensus standards, as well as with local and international regulatory requirements.
United Kingdom Regulatory Framework and Operational Impacts Post-Brexit
The United Kingdom left the European Union on January 31, 2020 (commonly referred to as “Brexit”), with a transitional period that expired on December 31, 2020. The United Kingdom and the European Union entered into a trade agreement known as the Trade and Cooperation Agreement, or TCA, which came into effect on January 1, 2021. The TCA does not specifically refer to medical devices. However, as a result of Brexit, the MDR will not be implemented in the UK, and previous legislation that mirrored the MDR in the UK law has been revoked. The regulatory regime for medical devices in the UK will continue to be based on the requirements derived from current EU legislation, and the UK may choose to retain regulatory flexibility or align with the MDR going forward. CE-Markings will continue to be recognized in the UK, and certificates issued by EU recognized Notified Bodies will be valid in the UK, until June 30, 2023. For medical devices placed on the UK market after this period, the UK Conformity Assessment, or UKCA, marking will be mandatory. In contrast, UKCA marking and certificates issued by UK Notified Bodies will not be recognized on the EU market. The TCA does provide for cooperation and exchange of information in the area of product safety and compliance, including market surveillance, enforcement activities and measures, standardization related activities, exchanges of officials, and coordinated product recalls (or other similar actions). For medical devices that are locally manufactured but use components from other countries, the “rules of origin” criteria will need to be reviewed. Depending on which countries products will ultimately be sold in, manufacturers may start seeking alternative sources for components if this would allow them to benefit from no tariffs. The rules for placing medical devices on the Northern Ireland market will differ from those in the UK. It remains to be seen how, the UK rules will impact regulatory requirements for our product candidates and our product in the United Kingdom. We are currently evaluating the potential impacts on our business of the new Trade and Cooperation Agreement.
Such outcomes could make it more difficult and expensive for us to do business in Europe, complicate our clinical, manufacturing and regulatory strategies and impair our ability to obtain and maintain regulatory approval for, and, if approved, commercialize, our products and product candidates in Europe.
Regulatory Landscape in the United States
Medical devices are strictly regulated by the Food and Drug Administration, or FDA, in the United States. Under the Federal Food, Drug, and Cosmetic Act, or FDCA, a medical device is defined as “an instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent, or other similar or related article, including a component, part or accessory which is, among other things: intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, in man or other animals; or intended to affect the structure or any function of the body of man or other animals, and which does not achieve its primary intended purposes through chemical action within or on the body of man or other animals and which is not dependent upon being metabolized for the achievement of any of its primary intended purposes.” This definition provides a clear distinction between a medical device and other FDA regulated products such as drugs. If the primary intended use of a medical product is achieved through chemical action or by being metabolized by the body, the product is usually a drug or biologic. If not, it is generally a medical device.
The Genio system is regulated by FDA as a medical device under the FDCA, as implemented and enforced by the FDA. The FDA regulates the development, testing, manufacturing, labeling, packaging, storage, installation, servicing, advertising, promotion, marketing, distribution, import, export, and market surveillance of our medical devices. The Genio system is not yet approved or cleared for marketing in the United States.
Device Premarket Regulatory Requirements
Before being introduced into the U.S. market, each medical device must obtain marketing authorization or approval from FDA through the premarket notification, or 510(k), process, the de novo classification process or the premarket approval, or PMA, process, unless they are determined to be Class I devices or to otherwise qualify for an exemption from one of these available forms of premarket review and authorization by the FDA. Under the FDCA, medical devices are classified into one of three classes — Class I, Class II or Class III — depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurance of safety and effectiveness. Classification of a device is important because the class to which a device is assigned determines, among other things, the necessity and type of FDA review required prior to marketing the device. Class I devices are those for which reasonable assurance of safety and effectiveness can be maintained through adherence to general controls that include compliance with the applicable portions of the FDA’s Quality System Regulation, or QSR, as well as regulations requiring facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials. The Class I designation also applies to devices for which there is insufficient information to determine that general controls are sufficient to provide reasonable assurance of the safety and effectiveness of the device or to establish special controls to provide such assurance, but that are not life-supporting or life-sustaining or for a use which is of substantial importance in preventing impairment of human health, and that do not present a potential, unreasonable risk of illness of injury.
Class II devices are those for which general controls alone are insufficient to provide reasonable assurance of safety and effectiveness and there is sufficient information to establish “special controls.” These special controls can include performance standards, post-market surveillance requirements, patient registries and FDA guidance documents describing device-specific special controls. While most Class I devices are exempt from the premarket notification requirement, most Class II devices require a premarket notification prior to commercialization in the United States; however, the FDA has the authority to exempt Class II devices from the premarket notification requirement under certain circumstances. As a result, manufacturers of most Class II devices must submit premarket notifications to the FDA under Section 510(k) of the FDCA (21 U.S.C. § 360(k)) in order to obtain the necessary authorization to market or commercially distribute such devices. To obtain 510(k) clearance, manufacturers must submit to the FDA adequate information demonstrating that the proposed device is “substantially equivalent” to a “predicate device” that is already on the market. A predicate device is a legally marketed device that is not subject to PMA, meaning, (i) a device that was legally marketed prior to May 28, 1976 (“preamendments device”) and for which a PMA is not required, (ii) a device that has been reclassified from Class III to Class II or I, or (iii) a device that was found substantially equivalent through the 510(k) process. If the FDA agrees that the device is substantially equivalent to the predicate device identified by the applicant in a premarket notification submission, the agency will grant 510(k) clearance for the new device, permitting the applicant to commercialize the device. Premarket notifications are subject to user fees, unless a specific exemption applies.
After a medical device receives 510(k) clearance, any modification that could significantly affect the device’s safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) submission or could require a PMA. The FDA requires each manufacturer to make the determination of whether a device modification requires a new 510(k) or PMA in the first instance, but the FDA may review any such decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance or PMA for a particular change, the FDA may retroactively require the manufacturer to submit a 510(k) or PMA application. The FDA may also require the manufacturer to cease its marketing activities for the modified device in the United States and/or recall the device until the appropriate marketing authorization for the modification is obtained.
If there is no adequate predicate to which a manufacturer can compare its proposed device, the proposed device is automatically classified as a Class III device. In such cases, a device manufacturer must then fulfill the more rigorous PMA requirements or can request a risk-based classification determination for its device in accordance with the de novo classification process.
Devices that are intended to be life sustaining or life supporting, devices that are implantable, devices that present a potential unreasonable risk of harm or are of substantial importance in preventing impairment of health, and devices that are not substantially equivalent to a predicate device and for which safety and effectiveness cannot be assured solely by the general controls and special controls are placed in Class III. Such devices generally require FDA approval through the PMA process, unless the device is a preamendments device not yet subject to a regulation requiring premarket approval. The PMA process is more demanding than the 510(k) process. For a PMA, the manufacturer must demonstrate through extensive data, including data from preclinical studies and one or more clinical studies, that the device is safe and effective for its proposed indication. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing, and proposed labeling. Following receipt of a PMA submission, the FDA determines whether the application is sufficiently complete to permit a substantive review. If the FDA accepts the application for review, it has 180 days under the FDCA to complete its review and determine whether the proposed device can be approved for commercialization, although in practice, PMA reviews often takes significantly longer, and it can take up to several years for the FDA to issue a final decision. Before approving a PMA, the FDA generally also performs an on-site inspection of manufacturing facilities for the product to ensure compliance with the QSR.
If an FDA evaluation of a PMA application or manufacturing facility is favorable, the FDA may issue an approval order authorizing commercial marketing of the device, or an “approvable letter,” which usually contains a number of conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been met to the satisfaction of the FDA, the agency will issue a PMA approval order, subject to the conditions of approval and the limitations established in the approval order. If the FDA’s evaluation of a PMA application or manufacturing facility is not favorable, the FDA will deny approval of the PMA or issue a “not approvable letter.” The FDA may also determine that additional studies are necessary, in which case the PMA approval may be delayed for several months or years while such additional studies are conducted and data is submitted in an amendment to the PMA. The PMA process can be expensive, uncertain and lengthy. PMA approval may also be granted with post-approval requirements such as the need for additional patient follow-up or requirements to conduct additional clinical trials.
New PMA applications or PMA supplements may be required for any modifications to the manufacturing process, labeling, device specifications, materials or design of a device that is approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplements are limited to information needed to support any changes from the device covered by the approved PMA application and may or may not require as extensive clinical data or the convening of an advisory panel.
The de novo classification process allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its device to Class I or Class II, on the basis that the device presents low or moderate risk, as an alternative to following the typical Class III device pathway requiring the submission and approval of a PMA application. Under the Food and Drug Administration Safety and Innovation Act of 2012, or FDASIA, the FDA is required to classify a device within 120 days following receipt of the de novo classification request from an applicant; however, the process may take significantly longer. For example, the most recent FDA user fee goals state that in fiscal year 2021, FDA will attempt to issue a decision within 150 days of receipt on 65% of all de novo classification requests received during the year and on 70% of de novo requests received during fiscal year 2022. If the manufacturer seeks reclassification into Class II, the classification request must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. If FDA grants the de novo request, the device may be legally marketed in the United States. However, the FDA may reject the classification request if it identifies a legally marketed predicate device that would be appropriate for a 510(k) notification or determines that the device is not low to moderate risk or that general controls would be inadequate to control the risks and special controls cannot be developed. De novo classification requests are subject to user fees, unless a specific exemption applies.
Device Clinical Studies
Clinical studies are almost always required to support PMAs and are sometimes required to support 510(k) and de novo classification submissions. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA’s good clinical practice, or GCP, regulations, including the investigational device exemption, or IDE, regulations that govern investigational device labeling, prohibit promotion of investigational devices, and specify recordkeeping, reporting and monitoring responsibilities of trial sponsors and trial investigators. If the device presents a “significant risk,” as defined by the FDA, the agency requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical studies. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a patient. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA, unless the FDA denies the application or notifies us that the investigation is on hold and may not begin until the sponsor provides supplemental information about the investigation that satisfies the agency’s concerns. If the FDA determines that there are deficiencies or other concerns with an IDE that require modification of the trial, the FDA may permit a clinical trial to proceed under a conditional approval. In addition, the trial must be approved by, and conducted under the oversight of, an institutional review board, or IRB, for each clinical site. If the device presents a non-significant risk to the patient according to criteria established by FDA as part of the IDE regulations, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate authorization from the FDA, but must still comply with abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements.
As part of its clinical trial oversight responsibilities, an IRB must review and approve, among other things, the trial protocol and informed consent information to be provided to clinical trial subjects. An IRB must operate in compliance with FDA regulations. Information about certain clinical studies, including details of the protocol and eventually trial results, also must be submitted within specific timeframes to the National Institutes of Health for public dissemination on the ClinicalStudies.gov data registry. Information related to the product, patient population, phase of investigation, trial sites and investigators and other aspects of the clinical trial is made public as part of the registration of the clinical trial. Sponsors are also obligated to disclose the results of their clinical studies after completion. Disclosure of the results of these studies can be delayed in some cases for up to two years after the date of completion of the trial.
Progress reports detailing the results of the clinical studies must be submitted at least annually to the FDA and more frequently if serious adverse events, or SAEs, occur. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the clinical protocol, cGCP, or other IRB requirements or if the investigational product has been associated with unexpected serious harm to patients.
Post-Marketing Restrictions and Enforcement
After a device is cleared or approved for marketing by the FDA, numerous medical device regulatory requirements continue to apply, such as:
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establishment registration and device listing with the FDA;

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QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

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labeling and marketing regulations, which require that promotion is truthful, not misleading, fairly balanced and provide adequate directions for use and that all claims are substantiated, and also prohibit the promotion of products for uncleared or unapproved or “off  -label” uses and impose other restrictions on labeling;

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medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

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correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

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the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

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post -market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device; and

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periodic scheduled or unscheduled inspections by the FDA to assess compliance, which could result in the shut-down of, or restrictions on, our manufacturing operations and the recall or seizure of our products.

The medical device reporting requirements also extend to health care facilities that use medical devices in providing care to patients, or “device user facilities,” which include hospitals, ambulatory surgical facilities, nursing homes, outpatient diagnostic facilities, or outpatient treatment facilities, but not physician offices. A device user facility must report any device-related death to both the FDA and the device manufacturer, or any device-related serious injury to the manufacturer (or, if the manufacturer is unknown, to the FDA) within 10 days of the event. Device user facilities are not required to report device malfunctions that would likely cause or contribute to death or serious injury if the malfunction were to recur but may voluntarily report such malfunctions through MedWatch, the FDA’s Safety Information and Adverse Event Reporting Program.
The FDA also has the authority to require the recall of commercialized medical device products in the event of material deficiencies or defects in design or manufacture. The authority to require a recall must be based on an FDA finding that there is reasonable probability that the device would cause serious adverse health consequences or death. Manufacturers may, under their own initiative, recall a product if any distributed devices fail to meet established specifications, are otherwise misbranded or adulterated under the FDCA, or if any other material deficiency is found. The FDA requires that certain classifications of recalls be reported to the FDA within ten working days after the recall is initiated.
The failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:
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warning letters, fines, injunctions or civil penalties;

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recalls, detentions or seizures of products;

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operating restrictions;

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delays in the introduction of products into the market;

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total or partial suspension of production;

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delay or refusal of the FDA or other regulators to grant 510(k) clearance, PMA approvals, or other marketing authorization to new products;

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withdrawals of marketing authorizations; or

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in the most serious cases, criminal prosecution.

To ensure compliance with regulatory requirements, medical device manufacturers are subject to market surveillance and periodic, pre-scheduled and unannounced inspections by the FDA, and these inspections may include the manufacturing facilities of subcontractors. Manufacturing processes for medical devices are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. Manufacturers are subject to periodic scheduled or unscheduled inspections by the FDA. Failure to maintain compliance with the QSR requirements could result in the shutdown of, or restrictions on, manufacturing operations and the recall or seizure of marketed products.
Breakthrough Device Designation
The 21st Century Cures Act, which was signed into law on December 13, 2016, established and directed FDA to implement the Breakthrough Devices Program. Under the program, device manufacturers may voluntarily request breakthrough designation for devices that may provide for more effective treatment or diagnosis of life-threatening or irreversibly debilitating human disease or conditions over currently available technology and that meet at least one of the following criteria:
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the device represents breakthrough technology;

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there are no approved or cleared alternatives for the device;

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the device offers significant advantages over existing approved or cleared alternatives; or

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availability of the device is in the best interest of patients.

The goal of the Breakthrough Devices Program is to expedite the development and prioritize the review of certain medical devices that provide for more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases or conditions. A Breakthrough Device designation offers multiple benefits to the device manufacturer, including prioritized review of the pre-market submission for the device, opportunities to interact directly with FDA’s experts throughout the process, and engagement of FDA senior management.
Federal Trade Commission Regulatory Oversight
Our advertising for our products is subject to federal truth-in-advertising laws enforced by the Federal Trade Commission, or FTC, as well as comparable state consumer protection laws. Under the Federal Trade Commission Act (“FTC Act”), the FTC is empowered, among other things, to (a) prevent unfair methods of competition and unfair or deceptive acts or practices in or affecting commerce; (b) seek monetary redress and other relief for conduct injurious to consumers; and (c) gather and compile information and conduct investigations relating to the organization, business, practices, and management of entities engaged in commerce. The FTC has very broad enforcement authority, and failure to abide by the substantive requirements of the FTC Act and other consumer protection laws can result in administrative or judicial penalties, including civil penalties, injunctions affecting the manner in which we would be able to market services or products in the future, or criminal prosecution.
Federal Communications Commission Regulation
The Genio system includes a wireless radio frequency transmitter and receiver and, therefore, is subject to equipment authorization requirements in the United States. The Federal Communications Commission, or FCC, requires advance clearance of all radio frequency devices before they can be imported into, sold or marketed in the United States. These clearances ensure that the proposed products comply with FCC radio frequency emission and power level standards and will not cause interference.
Healthcare Law and Regulation
If the Genio system is approved in the United States, we will have to comply with various U.S. federal and state laws, rules and regulations pertaining to healthcare fraud and abuse, including anti-kickback laws, false claims laws and price transparency reporting laws, rules and regulations. Violations of the fraud and abuse laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid. These laws include the following:
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the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the Anti-Kickback Statute or specific intent in order to violate it;

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the federal False Claims Act imposes civil penalties, and provides for civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act;
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HIPAA imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

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the federal transparency requirements under the Physician Payments Sunshine Act require manufacturers of FDA-approved drugs, devices, biologics and medical supplies covered by Medicare or Medicaid to report, on an annual basis, to the Department of Health and Human Services information related to payments and other transfers of value to physicians, teaching hospitals, and, beginning in 2022 for payments and transfers of value made in the previous year, certain advanced non-physician health care practitioners, as well as physician ownership and investment interests; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by nongovernmental third-party payors, including private insurers.

Some state laws require medical device companies to comply with the relevant industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring device manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures.
State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. We also may be subject to, or may in the future become subject to, U.S. federal and state, and foreign laws and regulations imposing obligations on how we collect, use, disclose, store and process personal information. Violation of any of the federal and state healthcare laws may result in penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private “qui tam” actions brought by individual whistleblowers in the name of the government, or refusal to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of operations. Our actual or perceived failure to comply with healthcare and data privacy laws could result in liability or reputational harm and could harm our business. Ensuring compliance with such laws could also impair our efforts to maintain and expand our customer base and thereby decrease our future revenues.
Coverage and Reimbursement
Sales of the Genio system and any product candidates, if approved, will depend, in part, on the extent to which the procedures using the Genio system and any product candidates are covered by third-party payors, such as government healthcare programs, commercial insurance and managed healthcare organizations. Third-party payors are increasingly limiting coverage and reducing reimbursements for medical products and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, and restrictions on coverage and reimbursement. Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical devices and medical services, in addition to questioning their safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net sales and results.

Moreover, the process for determining whether a third-party payor will provide coverage for a product or procedure may be separate from the process for establishing the reimbursement rate that such a payor will pay for the product or procedure. A payor’s decision to provide coverage for a product or procedure does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product or procedure does not assure that other payors will also provide coverage. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to ensure profitability.
Healthcare Reform
In the United States, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system. In March 2010, the ACA was signed into law and substantially changed the way healthcare is financed by both governmental and private insurers in the United States. The ACA contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement adjustments and fraud and abuse changes. Additionally, the ACA provided incentives to programs that increase the federal government’s comparative effectiveness research, and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future.
Other legislative changes have been proposed and adopted in the U.S. since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year which has been suspended from May 1, 2020 through March 31, 2021, and reduced payments to several types of Medicare providers. Moreover, there has recently been heightened governmental scrutiny, including increasing legislative and enforcement interest, over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted legislation designed, among other things, to bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for products. Individual states in the United States have also become increasingly active in implementing regulations designed to control product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, mechanisms to encourage importation from other countries. Furthermore, there has been increased interest by third party payors and governmental authorities in reference pricing systems and publication of discounts and list prices.
Data Privacy and Security
Data privacy and security is governed by both European and national legislation.
At the European Union level, data protection is regulated by Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 (General Data Protection Regulation, “GDPR”) and — specifically with respect to electronic communication — by the Directive 2002/58/EC of the European Parliament and of the Council of July 12, 2002 (Directive on Privacy and Electronic Communications, “e-privacy Directive”)).
Since European Union regulation supersedes congruent national data privacy laws, the GDPR is binding in its entirety and directly applicable in each member state. It was primarily intended to harmonize data protection law in the European Union, to improve data protection enforcement and to strengthen the internal market. Nevertheless, the GDPR contains a number of opening clauses that allow EU member states to create specific national laws relating to individual data processing activities or requirements, such as the protection of employee data. Accordingly, EU member states have enacted national implementation acts which accompany the GDPR.
Under the GDPR, the regulatory requirements include that personal data may only be collected for specified, explicit and legitimate purposes based on a lawful basis. Personal data may only be collected and processed in a manner consistent with those purposes. Personal data must also be adequate, relevant and limited to what is necessary in relation to the purposes for which it is processed. It must be processed in a manner that ensures transparency to the data subject (i.e., an identified or identifiable natural person to whom the personal data relates). The GDPR stipulates strict requirements regarding the processing of special categories of personal data (such as data concerning health, genetic and biometric information), on the duties to prepare documentation and to furnish proof of compliance with the requirements of the GDPR. The rights of data subjects have been strengthened and include, among others, a right to require information about their data being processed, the right to “data portability” as well as the right to restrict certain processing of their data as well as a “right to be forgotten” pursuant to which data subjects may require that their data is to be deleted when there is a problem with the underlying legality of the processing or where they withdraw their consent. The GDPR also provides restrictive requirements as regards automated decision making and profiling activities, which could impact marketing activities based on such processing of data.
Among other requirements, the GDPR regulates the transfer of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States and the efficacy and longevity of current transfer mechanisms between the EU and the United States remains uncertain. Recent legal developments in Europe have created complexity and uncertainty regarding such transfers. For instance, on July 16, 2020, (so-called Schrems II decision, C-311/18) the Court of Justice of the European Union, or the CJEU, invalidated the EU-U.S. Privacy Shield Framework, or the Privacy Shield, under which personal data could be transferred from the European Union to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and alternative to the Privacy Shield), it made clear that reliance on such clauses for personal data transfers from the European Union to so-called third countries (i.e. countries outside the European Economic Area), such as the United States or Russia alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, including, in particular, applicable surveillance laws and rights of individuals, and additional measures and/or contractual provisions may need to be put in place; however, the nature of these additional measures is currently uncertain. The CJEU went on to state that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and that the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer.
In addition, the GDPR requires us to implement appropriate technical and organizational measures to ensure a level of security appropriate to the organization’s processing requirements and risk. Accordingly, certain cyber security requirements must be fulfilled to ensure that data is processed and stored safely. Organizations must notify the relevant supervisory authority about data breaches within 72 hours and in some instances, provide notification to data subjects. The GDPR provides for substantial fines of up to 4% of the total worldwide group turnover of the preceding fiscal year or up to €20 million (whichever is higher), considerable civil claims for material and immaterial damages (e.g., for infringements of privacy rights) and a general burden of proof for companies. Individual EU member state implementation laws such as the BDSG also provide criminal sanctions for specific violations.
Privacy regulations, like the GDPR, concerning the use of web analysis are particularly relevant to our online platform. Web analysis technologies (e.g., processing of cookies or tracking records such as through Google Analytics) process personal data in order to enable the operator of a website to personalize its offers and marketing to better match the client’s interests. Most web analysis tools anonymize or pseudonymize collected data, but the use of such tools is nonetheless regulated by data privacy laws. For example, the use of cookies is regulated by the Directive 2002/58/EC on Privacy and Electronic Communications, or the ePrivacy Directive, that provides for an opt-in regime pursuant to which the use of technically non-necessary cookies and comparable tracking technologies requires an informed consent of the enduser of a device.
Currently, the Directive is being reviewed by the European Commission in order to, among other things, ensure consistency with the GDPR. On February 10, 2021 the EU member states agreed on a negotiating mandate regarding the draft proposal for a Regulation on Privacy and Electronic Communications, or the ePrivacy Regulation, which will replace the ePrivacy Directive. The Council and the European Parliament will negotiate the terms of the final text of the ePrivacy Regulation and, as soon as enacted, the ePrivacy

Regulation could lead to stricter requirements and could further impact our online platform. The ePrivacy Regulation is expected to be enacted in the course of the year 2021. Furthermore, based on its data strategy, the European Union plans to comprehensively revise the legal framework for the handling of data, for example through the proposed Digital Markets Act and the Digital Services Act
Data Privacy and Security Laws in Belgium
In Belgium, the legislator adopted secondary legislation following the GDPR. Notably, the Act of July 30, 2018 on the Protection of Natural Persons with regard to the Processing of Personal Data, or the Data Protection Act, which addresses various national substantive aspects of the GDPR and introduces several specifications and derogations. The Data Protection Act stipulates 13 years old as the age from which children may provide consent for the use of an information service. This is lower than the age of 16 set by the GDPR. Furthermore, the Data Protection Act imposes additional security measures in relation to sensitive data. An entity processing genetic data, biometric data, data concerning health or data related to criminal convictions and offences must maintain a list of the categories of persons who have access to that data, together with a description of their function related to processing such data. When requested, the list must be disclosed to the competent supervisory authority.
The ePrivacy Directive regulates, among other things, the processing of traffic and location data, unsolicited commercial communications and online targeting of consumers by storing information on the equipment of end-users (e.g. cookies). These requirements have been implemented in Belgium in the Act of June 13, 2005 on Electronic Communications, or the Electronic Communications Act. As regards cookies, Article 129 of the Electronic Communications Act follows the wording of the ePrivacy Directive closely. As a result, Article 129 of the Electronic Communication Act requires prior informed consent and does not allow for the user’s consent to be expressed by usage of the appropriate settings of a browser or other application. Furthermore, consumer data may be stored and processed only as long as this is necessary for the provision of services to that consumer.
Data Privacy and Security Laws in the United States
Medical device companies may be subject to U.S. federal and state health information privacy, security and data breach notification laws, which may govern the collection, use, disclosure and protection of health-related and other personal information.
The Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes privacy, security and breach reporting obligations with respect to individually identifiable health information upon “covered entities” (health plans, health care clearinghouses and certain health care providers), and their respective business associates, individuals or entities that create, received, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HIPAA mandates the reporting of certain breaches of health information to the U.S. Department of Health and Human Services, or HHS, affected individuals and if the breach is large enough, the media. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, or PHI, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance.
Even when HIPAA does not apply, failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act, 15 U.S.C § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Personally identifiable health information is considered sensitive data that merits stronger safeguards. The FTC’s guidance for appropriately securing consumers’ personal information is similar to what is required by the HIPAA Security Rule.
In addition, certain state laws govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation.
FCPA and Other Anti-Bribery and Anti-Corruption Laws.
Our operations are subject to anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, the U.S. domestic bribery statute contained in 18 U.S.C. §201, the U.S. Travel Act (or FCPA); the UK Bribery Act 2010 (the “Bribery Act”); and other anti-corruption laws that apply in countries where we do business. The FCPA, the Bribery Act, and these other laws generally prohibit Nyxoah and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, a financial or other advantage to government officials or other persons to induce them to improperly perform a relevant function or activity (or reward them for such behavior).
In general, the FCPA prohibits offering to pay, paying, promising to pay, or authorizing the payment of money or anything of value to a foreign official in order to influence any act or decision of the foreign official in his or her official capacity or to secure any other improper advantage in order to obtain or retain business for or with, or in order to direct business to, any person. The prohibitions apply not only to payments made to “any foreign official,” but also those made to “any foreign political party or official thereof,” to “any candidate for foreign political office” or to any person, while knowing that all or a portion of the payment will be offered, given, or promised to anyone in any of the foregoing categories. “Foreign officials” under the FCPA include officers or employees of a department, agency, or instrumentality of a foreign government. The term “instrumentality” is broad and can include state-owned or state-controlled entities.
Importantly, United States authorities that enforce the FCPA, including the Department of Justice, deem most health care professionals and other employees of foreign hospitals, clinics, research facilities and medical schools in countries with public health care or public education systems to be “foreign officials” under the FCPA. When we interact with foreign health care professionals and researchers in testing and marketing our products abroad, we must have policies and procedures in place sufficient to prevent us and agents acting on our behalf from providing any bribe, gift or gratuity, including excessive or lavish meals, travel or entertainment in connection with marketing our products and services or securing required permits and approvals such as those needed to initiate clinical studies in foreign jurisdictions.
The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the maintenance of books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and the development and maintenance of an adequate system of internal accounting controls for international operations. The SEC is involved with the books and records provisions of the FCPA.
We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the EU, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations.
Employees and Human Capital Resources
As of March 31, 2021, we employed 78.5 full-time equivalents (including employees and consultants), of which 21.2 were based in Belgium, 40.3 were based in Israel, 5 were based in Australia and 12 were based in the United States. None of our employees are represented by labor unions or covered by company specific bargaining agreements.
We believe that one of our key strengths is our employee base, which has extensive know-how across research, manufacturing, quality-control, engineering software programming and marketing and sales. We also believe that developing a diverse, equitable and inclusive culture is critical to continuing to attract and retain the top talent necessary for our long-term success and strategy. We value diversity at all levels and continue to focus on extending our diversity and inclusion initiatives across our entire workforce, including the expansion of individuals with diverse backgrounds in leadership.

Our principles of accountability, honesty, integrity and customer-focused, serve as our cultural pillars. We focus our efforts on creating a collaborative environment where our colleagues feel respected and valued. We provide our employees with competitive compensation, opportunities for equity ownership and a robust employment package, including health care, disability and long-term planning insurance, retirement planning and paid time off. In addition, we regularly interact with our employees to gauge employee satisfaction and identify areas of focus.
Legal Proceedings
From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.
Facilities
We operate out of a leased site in Mont-Saint-Guibert, Belgium, which consists of 570 square meters of office space and is our corporate headquarters and home to our commercial, therapy development and marketing, and clinical activities. The lease for the site in Mont-Saint-Guibert, Belgium expires on September 30, 2025.
We operate out of a leased site in Milmort, Belgium, which consists of 210 square meters of office space and is home to our manufacturing activities. The lease for the site in Milmort, Belgium expires on January 22, 2023 for the manufacturing space and on January 1, 2024 for the office area. The contract may be renewed for three additional years. We can terminate the contract at any time with a notice period of six months.
Nyxoah Ltd operates out of a leased site in Tel Aviv, Israel, which consists of 1,099 square meters of office space and 50 square meters of additional storage space and is home to our research and development and manufacturing activities. The lease for the site in Tel Aviv, Israel expires on September 30, 2022 and may be renewed for two additional years. The landlord may only reject the exercise of the lease extension by us if the landlord plans to pull down the building to construct a new one. The landlord must provide us notice of the decision not to extend the lease 120 days prior to the end of the lease period or prior to the planned demolition, whichever is earlier.
Nyxoah Pty Ltd operates out of a business center in Melbourne, Australia. The services agreement with the business center in Melbourne, Australia expires on August 16, 2021 or can be terminated by either party by giving 30-calendar days prior notice.

MANAGEMENT
Our Board of Directors
The following table sets forth certain information relating to our board of directors as of May 31, 2021.
Name	Age	Position(s)
Robert Taub	74	Non-Executive Director (Chairman of the Board of Directors)
Janke Dittmer, Ph.D.	44	Non-Executive Director
Kevin Rakin	60	Non-Executive Director
Donald Deyo	61	Non-Executive Director
Pierre Gianello, M.D.	64	Non-Executive Director
Jan Janssen	56	Non-Executive Director
Jürgen Hambrecht, Ph.D.	74	Non-Executive Director
Olivier Taelman	50	Executive Director (Chief Executive Officer)
Unless otherwise stated, the address for our directors is Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium. The term of each of our directors ends at the annual meeting of our shareholders held during the year ended December 31, 2024.
The following is the biographical information of the members of our board of directors:
Robert Taub is the founder of our company and has served as Chairman of our Board of Directors since our inception in July 2009. He also served as our Chief Executive Officer from July 2009 to September 2016. Mr. Taub is an entrepreneur, investing in the pharmaceutical and medical fields. Prior to founding our company, he co-founded and co-managed Octapharma, a human plasma protein company, from 1983 to 1995. He also founded and managed Omrix Biopharmaceuticals through its initial public offering and listing on Nasdaq and its acquisition by Johnson & Johnson in 2008. Prior to that, Mr. Taub held various general management and sales and marketing positions with Monsanto, Baxter Travenol Laboratories and the Revlon Health Care Group. Mr. Taub holds an MBA at INSEAD. Currently, Robert is the Chairman of a TSX listed company Aya Gold and Silver.
Janke Dittmer, Ph.D. has served as a non-executive director since June 2016. Dr. Dittmer is a General Partner at Gilde Healthcare, a transatlantic healthcare fund based in Utrecht, the Netherlands and Cambridge, Massachusetts. He has led several investments in medtech, diagnostics and digital health companies. Prior to joining Gilde, he was a Venture General Manager and Head of Business Development & Strategy within Philips’ Corporate Venturing unit in Healthcare. He also served as an Engagement Manager at McKinsey. He earned a Ph.D. in Physics from the University of Cambridge and was a post-doc in nanotechnology at the University of California, Berkeley. Dr. Dittmer has informed us that, effective upon and contingent on the closing of the offering, he will resign from his position as a non-executive director.
Kevin Rakin has served as a non-executive director since June 2016. Since October 2013, Mr. Rakin has been a co-founder and partner of HighCape Capital and he brings more than 30 years of experience as an executive and investor in the life sciences industry. Mr. Rakin also serves as chief executive officer and chairman of the board of HighCape Capital Acquisition Corp. He served as the president of Shire Regenerative Medicine from June 2011 to November 2012. Mr. Rakin was the chairman and chief executive officer of Advanced BioHealing from 2007 until its acquisition by Shire in 2011. Before that, he served as an executive-in-residence at Canaan Partners, a venture capital firm. Until its merger with Clinical Data in 2005, Mr. Rakin was the co-founder, president and chief executive officer of Genaissance Pharmaceuticals, Inc., a pharmacogenomics company. He is currently on the boards of a number of private companies as well as Aziyo Biologics, Inc. (chairman) and Oramed Pharmaceuticals, Inc. Mr. Rakin received an MBA from Columbia University and a B.Com. (Hons) from the University of Cape Town, South Africa.
Donald Deyo has served as a non-executive director since June 2016. Mr. Deyo is the Chairman and CEO of LindaCare NV, or LindaCare, a company that specializes in developing and providing advanced remote digital health solutions for chronic disease. Prior to LindaCare, Mr. Deyo served as CEO and Board

Member for FemPulse Corporation, a company focused on developing bioelectronic medicine (neuromodulation) therapies for women’s health concerns, and as CEO and Board Member of Medallion Therapeutic, Inc. Prior to that, he spent 30 years at Medtronic, Inc., or Medtronic, a medical device company, where he served in various executive leadership roles, including Vice President of Research & Development for Neuromodulation, Vice President of Product Development & Technology for Cardiac Rhythm Management and Vice President and General Manager for Medtronic Paceart. He also founded the executive consultancy MedTech Execs, which provides strategic and operational services to medical device and pharmaceutical companies through a global network of experienced executives. Mr. Deyo serves on the Board of Directors for LindaCare NV, where he is Chairman of the Board. He has previously served on the boards of TROD Medical and Sapiens (acquired by Medtronic). Mr. Deyo holds a B.Sc. in Computer Engineering from Iowa State University and an MBA from University of St. Thomas.
Pierre Gianello, M.D. has served as a non-executive director since 2018, and as a medical advisor to the company since 2010. Dr. Gianello is the general coordinator of Research of the Health Sciences Sector at the Université Catholique de Louvain, Brussels and Councilor of the vice-rector in research and international relationships between UCL and others international universities for student exchange at the Université Catholique de Louvain, Brussels. In 1997, Dr. Gianello became head of the Laboratory of Experimental Surgery and Transplantation at Université Catholique de Louvain and in 2005, he obtained the title of full Professor. From 2006 to 2009, he served as Dean of Research and from 2009 to 2011 as Vice-Rector. Professor Gianello has received ten scientific awards, including the Horlait-Dapsens Foundation (1986), Association “Professor Jean Morelle” Award (1989), “Claude Simon” Award (1989), Euroliver Foundation Prize (2001), Saint-Luc “Foundation “ (2012). He is the author of more than 200 published manuscripts in peer reviewed scientific journals. Dr. Gianello was awarded a Doctor in Medicine, Surgery and Obstetrics at the Université Catholique de Louvain (Belgium) and completed his post-doc training at the Massachusetts General Hospital, Harvard Medical School in the Transplant Biology Research Centre managed by Prof. David Sachs.
Jan Janssen has served as a non-executive director since November 2018. Mr. Janssen is the Chief Technology Officer at Cochlear Limited, or Cochlear, a global company developing implantable hearing devices, where he oversees the development of new technologies and commercial products and quality and regulatory affairs. Mr. Janssen joined Cochlear in 2000 as Head of the Cochlear Technology Centre based in Belgium, having previously worked with Philips Electronics where he was involved in research and development in the fields of high-tech electronics and cochlear implants. Mr. Janssen was promoted to Senior Vice President, Design and Development at Cochlear in 2005 and appointed Chief Technology Officer in 2017 Mr. Janssen earned a M.Sc. in Micro-Electronics Engineering from KIHA and a M.Sc. in Telecommunication Engineering from KU Leuven.
Dr. Jürgen Hambrecht, Ph.D. served as a non-executive director from 2016 to 2017, and re-joined our Board of Directors in 2020. Dr. Hambrecht served BASF, a German company, in various responsibilities around the world for almost 45 years, lastly as Chairman of the Supervisory Board from 2014 until 2020. Dr. Hambrecht is Chairman of the Supervisory Board of Trumpf GmbH & Co. KG and a member of the Supervisory Boards of Daimler AG and Daimler Truck AG as well as of Aya Gold & Silver Inc. He earned his doctorate in Chemistry from the University of Tubingen, Germany.
Olivier Taelman has served as an executive director since September 2020 and our Chief Executive Officer since November 2019. Mr. Taelman joined our company in July 2019 as Chief Operating and Commercial Officer. Prior to joining our company, Mr. Taelman was Vice President Europe at Autonomic Technologies, a U.S. Med Tech company, where he focused on clinical, market access and commercialization of SPG Neuromodulation to treat patients with severe headache and developed strong relationships with global key opinion leaders and managed investor relations. Prior to Autonomic, Mr. Taelman was Business Director Neuromodulation at Nevro, a neuromodulation company, where he led the development of the company’s European commercial structure. Prior to Nevro, Mr. Taelman served for 10 years in various roles at Medtronic, leading the Neuromodulation department in Western European countries. Mr. Taelman holds an executive MBA from the Wharton University and a bachelor’s degree in Biology and Physics.
Director Independence
As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have a board of directors comprised of a majority of independent directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our board of directors has determined that, under current listing requirements and rules of Nasdaq and taking into account any applicable committee independence standards, Donald Deyo, Janke Dittmer, Jürgen Hambrecht, Jan Janssen and Kevin Rakin are “independent directors.” In making such determination, our board of directors considered the relationships that each non-executive director has with us and all other facts and circumstances our board of directors deemed relevant in determining each director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).
Under Belgian law, a director will only qualify as an independent director if he or she meets at least the criteria set out in provision 3.5 of the Belgian Code on Corporate Governance, which can be summarized as follows:
a)
Not be an executive, or exercising a function as a person entrusted with the daily management of the company or a related company or person, and not have been in such a position for the previous three years before their appointment. Alternatively, no longer enjoying stock options of the company related to this position.

b)
Not have served for a total term of more than twelve years as a non-executive board member.

c)
Not be an employee of the senior management (as defined in article 19,2° of the law of 20 September 1948 regarding the organization of the business industry) of the company or a related company or person, and not have been in such a position for the previous three years before their appointment. Alternatively, no longer enjoying stock options of the company related to this position.

d)
Not be receiving, or having received during their mandate or for a period of three years prior to their appointment, any significant remuneration or any other significant advantage of a patrimonial nature from the company or a related company or person, apart from any fee they receive or have received as a non-executive board member.

e)
Not hold shares, either directly or indirectly, either alone or in concert, representing globally one tenth or more of the company’s capital or one tenth or more of the voting rights in the company at the moment of appointment.

f)
Not having been nominated, in any circumstances, by a shareholder fulfilling the conditions covered under (e).

g)
Not maintain, nor have maintained in the past year before their appointment, a significant business relationship with the company or a related company or person, either directly or as partner, shareholder, board member, member of the senior management (as defined in article 19, 2° of the law of 20 September 1948 regarding the organization of the business industry) of a company or person who maintains such a relationship.

h)
Not be or have been within the last three years before their appointment, a partner or member of the audit team of the company or person who is, or has been within the last three years before their appointment, the external auditor of the company or a related company or person.

i)
Not be an executive of another company in which an executive of the company is a non-executive board member, and not have other significant links with executive board members of the company through involvement in other companies or bodies.

j)
Not have, in the company or a related company or person, a spouse, legal partner or close family member to the second degree, exercising a function as board member or executive or person entrusted with the daily management or employee of the senior management (as defined in article 19, 2° of the law of 20 September 1948 regarding the organization of the business industry), or falling in one of the other cases referred to in a) to i) above, and as far as point b) is concerned, up to three years after the date on which the relevant relative has terminated their last term.

Role of the Board in Risk Oversight
Our board of directors is responsible for the oversight of our risk management activities and has delegated to the audit committee the responsibility to assist our board in this task. While our board oversees our risk management, our management is responsible for day-to-day risk management processes. Our board of directors expects our management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face.
Powers, Responsibilities and Functioning of the Board of Directors
We have a “one tier” governance structure whereby our board of directors is the ultimate decision making body, with the overall responsibility for the management and control of our company, and is authorized to carry out all actions that are considered necessary or useful to achieve our company’s purpose. Our board of directors has all powers except for those reserved to the general shareholders’ meeting by law or our articles of association. Our board of directors acts as a collegiate body.
Our board of directors has the power to appoint and remove the chief executive officer. The role of the chief executive officer is to implement the mission, strategy and targets set by the board of directors and to assume responsibility our the day-to-day management. The chief executive officer reports directly to the board of directors.
Pursuant to the Belgian CCA, and our articles of association, the board of directors must consist of at least three directors. Our corporate governance charter provides that the composition of the board of directors should ensure that decisions are made in the corporate interest. It should be determined on the basis of diversity, as well as complementary skills, experience and knowledge. Pursuant to the Belgian Code on Corporate Governance, a majority of the directors must be non-executive and at least three directors must be independent in accordance with the criteria set out in the Belgian Code on Corporate Governance. By January 1, 2026, at least one third of the members of the board of directors must be women.
Our directors are elected by our general shareholders’ meeting. The term of the directors’ mandates cannot exceed four years. Resigning directors can be re-elected for a new term. Proposals by the board of directors for the appointment or re-election of any director must be based on a recommendation by the nomination committee. In the event the office of a director becomes vacant, the remaining directors can appoint a successor temporarily filling the vacancy until the next general shareholders’ meeting.
The general shareholders’ meeting can dismiss the directors at any time.
The board of directors elects a chairperson from among its members on the basis of his or her knowledge, skills, experience and mediation strength. The chairperson is responsible for the leadership and the proper and efficient functioning of the board of directors. As of the date of this prospectus, Mr. Taub is chairperson of the board of directors and Mr. Taelman is the chief executive officer. If the board of directors envisages appointing a former chief executive officer as chairperson, it will carefully consider the positive and negative aspects of such a decision and disclose why such appointment is in our best interest.
The board of directors meets as frequently as our interests require, or at the request of one or more directors. In principle, the board of directors will meet sufficiently regularly. The decisions of the board of directors are made by a simple majority of the votes cast. In case votes are tied, the chairperson of the board of directors will have a casting vote.
Committees of our Board of Directors
Our board of directors is assisted by a number of committees in relation to specific matters. The committees advise the board of directors on these matters, but the decision making remains with the board of directors as a whole.
Our board of directors has established four board committees, which are responsible for assisting the board of directors and making recommendations in specific fields: (a) the audit committee (in accordance with article 7:99 of the Belgian CCA and provisions 4.10 and following of the Belgian Code on Corporate Governance), (b) the remuneration committee (in accordance with article 7:100 of the Belgian CCA and provisions 4.17 and following of the Belgian Code on Corporate Governance), (c) the nomination committee (in accordance with provisions 4.19 and following of the Belgian Code on Corporate Governance) and (d) the science & technology committee. The terms of reference of these board committees are primarily set out in the Corporate Governance Charter.

Audit Committee
As of the date of this prospectus, our audit committee consists of three directors: Kevin Rakin (Chairman), Donald Deyo and Jürgen Hambrecht.
According to the Belgian CCA, all members of the audit committee must be non-executive directors, and at least one member must be independent within the meaning of provision 3.5 of the Belgian Code on Corporate Governance. Our board of directors has determined that all three members of our audit committee are independent under Rule 10A-3 of the Exchange Act and the applicable listing standards of Nasdaq and all three members of our audit committee are independent under the applicable rules of the Belgian Code on Corporate Governance.
The members of the audit committee must have a collective competence in our business activities, as well as in accounting, auditing and finance, and at least one member of the audit committee must have the necessary competence in accounting and auditing, including qualifying as an “audit committee financial expert” as defined under the Exchange Act. Our board of directors has determined that the members of the audit committee satisfy the competency requirement, and our board of directors has further determined that Kevin Rakin qualifies as an “audit committee financial expert” as defined under the Exchange Act.
The audit committee will be governed by a charter that complies with Nasdaq listing rules and the Belgian Code on Corporate Governance. The role of the audit committee is to:
•
inform our board of directors of the result of the audit of the financial statements and the manner in which the audit has contributed to the integrity of the financial reporting and the role that the audit committee has played in that process;

•
monitor the financial reporting process, and to make recommendations or proposals to ensure the integrity of the process,

•
monitor the effectiveness of our internal control and risk management systems, and our internal audit process and its effectiveness;

•
monitor the audit of the financial statements, including the follow-up questions and recommendations by the statutory auditor;

•
assess and monitor the independence of the statutory auditor, in particular with respect to the appropriateness of the provision of additional services. More specifically, the audit committee analyses, together with the statutory auditor, the threats for the statutory auditor’s independence and the security measures taken to limit these threats, when the total amount of fees exceeds the criteria specified in article 4 §3 of Regulation (EU) No 537/2014; and

•
make recommendations to our board of directors on the selection, appointment and remuneration of our statutory auditor in accordance with article 16 §2 of Regulation (EU) No 537/2014.

The audit committee has at least four regularly scheduled meetings each year. The audit committee regularly reports to our board of directors on the exercise of its missions, and at least when the board of directors approves the financial statements and the condensed or short form financial information that will be published. The members of the audit committee have full access to the executive management and to any other employee to whom they may require access in order to carry out their responsibilities.
Without prejudice to the statutory provisions which determine that the statutory auditor must address reports or warnings to our corporate bodies, the statutory auditor must discuss, at the request of the statutory auditor, or at the request of the audit committee or of our board of directors, with the audit committee or with the board of directors, essential issues which are brought to light in the exercise of the statutory audit of the financial statements, which are included in the additional statement to the audit committee, as well as any meaningful shortcomings discovered in our internal financial control system.
Remuneration Committee
As of the date of this prospectus, our remuneration committee consists of three directors: Robert Taub (Chairman), Donald Deyo and Jürgen Hambrecht.

In line with the Belgian CCA and the Belgian Code on Corporate Governance (i) all members of the remuneration committee are non-executive directors, (ii) the remuneration committee consists of a majority of independent directors and (iii) the remuneration committee is chaired by the chairperson of our board of directors or another non-executive director appointed by the committee. Our board of directors has determined that two members of our remuneration committee are independent under the applicable listing standards of Nasdaq and two members of our remuneration committee are independent under the applicable rules of the Belgian Code on Corporate Governance.
Pursuant to the Belgian CCA, the remuneration committee must have the necessary expertise in terms of remuneration policy. Our board of directors has determined that the members of the remuneration committee satisfy this requirement.
The role of the remuneration committee is to make recommendations to the board of directors with regard to the remuneration of directors and members of the executive management and, in particular, to:
•
make proposals to the board of directors on the remuneration policy of directors, the persons in charge of the management, and the persons in charge of the daily management, as well as, where applicable, the resulting proposals that the board of directors must submit to the general shareholders’ meeting;

•
make proposals to the board of directors on the individual remuneration of the directors, the other persons in charge of the management, and the persons in charge of day-to-day management, including variable remuneration and long-term performance premiums, whether or not tied to shares, in the form of stock options or other financial instruments, and of severance payments, and where applicable, the resulting proposals that the board of directors must submit to the general shareholders’ meeting;

•
prepare the remuneration report; and

•
explain the remuneration report at the annual general shareholders’ meeting.

Pursuant to the Belgian CCA, the chief executive officer participates in the meetings of the remuneration committee in an advisory capacity each time the remuneration of another member of the executive management is being discussed.
Nomination Committee
As of the date of this prospectus, our nomination committee consists of three directors: Robert Taub (Chairman), Donald Deyo and Jürgen Hambrecht.
In line with the Belgian Code on Corporate Governance (i) the nomination committee consists of a majority of independent directors and (iii) the nomination committee is chaired by the chairperson of our board of directors or another non-executive director appointed by the committee. Our board of directors has determined that two members of our nomination committee are independent under the applicable standards of Nasdaq and two members of our nomination committee are independent under the applicable rules of the Belgian Code on Corporate Governance.
The role of the nomination committee is to:
•
make recommendations to our board of directors with regard to the appointment of directors and members of the executive management;

•
make recommendations to our board of directors in relation to the assignment of responsibilities to the executives;

•
prepare plans for the orderly succession of board members;

•
lead the reappointment process of board members;

•
ensure that sufficient and regular attention is paid to the succession of executives; and

•
ensure that appropriate talent development programmes and programmes to promote diversity in leadership are in place.

Science & Technology Committee
As of the date of this prospectus, our science & technology committee consists of four directors: Donald Deyo (Chairman), Jan Janssen and Pierre Gianello.
The role of science & technology committee is to assist our board of directors in all matters relating to:
•
strategic direction of our technology, research and product development programs;

•
monitoring and evaluating existing and future trends in technology that may affect the our strategic plans, including monitoring of overall industry trends;

•
the innovation and technology acquisition process to assure ongoing business growth;

•
IT risk management and cyber security strategy; and

•
measurement and tracking systems in place to monitor the performance of our technology in support of overall business strategy and to achieve successful innovation.

Our Executive Management
The following table sets forth certain information relating to our executive management as of February 28, 2021.
Name	Age	Position(s)
Olivier Taelman	50	Chief Executive Officer and Executive Director
Fabian Suarez Gonzalez(1)	47	Chief Financial Officer

(1)
Acting via ActuaRisk Consulting SRL.

Unless otherwise stated, the address for our executive management is Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium.
The following is the biographical information of those members of our executive management who do not also serve on our board of directors:
Fabian Suarez Gonzalez, acting via ActuaRisk Consulting SRL, has served as our Chief Financial Officer since 2014. He oversees the finance department and is responsible for infrastructure, IT, human resources and payroll, and other administrative operations. From 2005 to 2014, Mr. Gonzalez held senior roles in several private equity firms, mainly in the renewable energy sector. For five years he was CFO of TTR Energy, an investment vehicle, which managed, in collaboration with Degroof Petercam, several private equity funds. Prior to TTR Energy, he served as a consultant for major financial conglomerates in matters related to risk and asset management. He holds a double MSc. in Physics and Actuarial Sciences and an MBA from Solvay Brussels School of Economics and Management.
Family Relationships
There are no family relationships among any of the members of our executive management or our board of directors.
Corporate Governance Code
We adopted a corporate governance charter that is in line with the Belgian Code on Corporate Governance. The corporate governance charter describes the main aspects of the corporate governance of our company, including our governance structure, the terms of reference of our board of directors and its committees and other important topics. The corporate governance charter must be read together with our articles of association.
The Belgian Code on Corporate Governance is based on a “comply or explain” system: Belgian listed companies are expected to follow the Belgian Code on Corporate Governance, but can deviate from specific provisions and guidelines (though not the principles) provided they disclose the justification for such deviations. We apply the ten corporate governance principles contained in the Belgian Code on Corporate Governance and comply with the corporate governance provisions set forth in the Belgian Code on Corporate Governance, except in relation to the following:

•
In deviation of provision 4.14 of the Belgian Code on Corporate Governance, no independent internal audit function has been established. This deviation is explained by our size. Our audit committee will regularly assess the need for the creation of an independent internal audit function and, where appropriate, will call upon external persons to conduct specific internal audit assignments and will inform the board of directors of their outcome.

•
We do not exclude awarding share-based incentives to the non-executive directors. This is contrary to provision 7.6 of the Belgian Code on Corporate Governance that provides that no stock options should be granted to non-executive board members. We believe that this provision of the Belgian Code on Corporate Governance is not appropriate and adapted to take into account the realities of companies in the biotech and life sciences industry that are still in a development phase. Notably, the ability to remunerate non-executive directors with share options allows us to limit the portion of remuneration in cash that we would otherwise need to pay to attract or retain renowned experts with the most relevant skills, knowledge and expertise. We are of the opinion that granting non-executive directors the opportunity to be remunerated in part in share-based incentives rather than all in cash enables the non-executive directors to link their effective remuneration to our performance and to strengthen the alignment of their interests with the interests of our shareholders. This is in our interest and the interest of our stakeholders. Furthermore, this is customary for directors active in companies in the life sciences industry. In any event, we intend that the portion of the remuneration payable in share options will be limited and shall ensure, in accordance with provision 7.6 of the Belgian Code on Corporate Governance, that non-executive members of our board of directors shall receive part of their remuneration in the form of our shares, it being understood that these shares should be held until at least one year after the non-executive board member leaves the board and at least three years after the moment of award.

•
In deviation of provision 7.6 of the Belgian Code on Corporate Governance, the non-executive members of our board of directors do not receive part of their remuneration in the form of shares. This deviation is explained by the fact that the interests of the non-executive members of our board of directors are currently considered to be sufficiently oriented to the creation of long-term value for our company, also considering the fact that some of the non-executive members of our board of directors already hold shares and some of them already hold warrants under our outstanding stock-based incentive plans, the value of which is based on the value of the shares. Therefore, payment in shares is not deemed necessary.

•
Pursuant to article 7:91 of the Belgian CCA and provisions 7.6 and 7.11 of the Belgian Code on Corporate Governance, shares should not vest and share options should not be exercisable within three years as of their granting. Our board of directors has been explicitly authorized in our articles of association to deviate from this rule in connection with stock-based incentive plans, compensations, awards and issuances to our employees, directors and service providers and/or our subsidiaries (from time to time). We are of the opinion that this allows for more flexibility when structuring share-based awards. For example, it is customary for share incentive plans to provide for a vesting in several instalments over a well-defined period of time, instead of vesting after three years only. This seems to be more in line with prevailing practice.

•
In deviation of provision 7.9 of the Belgian Code on Corporate Governance, no minimum threshold of shares to be held by members of our executive management team is set. This deviation is explained by the fact that the interests of the members of the executive management team are currently considered to be sufficiently oriented to the creation of long-term value for our company, also considering the fact that some of them already hold shares and some of them already hold warrants under our outstanding stock-based incentive plans, the value of which is based on the value of the shares. Therefore, setting a minimum threshold of shares to be held by them is not deemed necessary.

What constitutes good corporate governance will evolve with the changing circumstances of a company and with the standards of corporate governance globally, and must be tailored to meet those changing circumstances. Our board of directors intends to update the corporate governance charter as often as required to reflect changes to our corporate governance.

Our articles of association and the corporate governance charter are available on our website (www.nyxoah.com) and can be obtained free of charge at our registered office. Information contained on our website does not constitute part of this prospectus.
Differences between Our Corporate Governance Practices and the Listing Rules of the Nasdaq Stock Market
The listing rules of the Nasdaq Stock Market include certain accommodations in the corporate governance requirements that allow foreign private issuers, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Stock Market. The application of such exceptions requires that we disclose each noncompliance with the Nasdaq Stock Market listing rules that we do not follow and describe the Belgian corporate governance practices we do follow in lieu of the relevant Nasdaq Stock Market corporate governance standard.
We intend to continue to follow Belgian corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Stock Market in respect of the following:
•
Quorum at Shareholder Meetings. Nasdaq Stock Market Listing Rule 5620(c) requires that for any meeting of shareholders, the quorum must be no less than 33.33% of the outstanding ordinary shares. There is no general quorum requirement under Belgian law for ordinary meetings of shareholders, except in relation to decisions regarding certain matters. See “Description of Share Capital and Articles of Association — Description of the Rights and Benefits Attached to Our Shares — Right to Attend and Vote at Our Meetings of Shareholders — Quorum and Majority Requirements”.

•
Compensation Committee and Nomination Committee. Nasdaq Stock Market Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to, the board of directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. Nasdaq Stock Market Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Under Belgian law, we are not subject to any such requirements. In particular, we are not required by Belgian law to set up any compensation or nominations committees within our board of directors, and are therefore not subject to any Belgian legal requirements as to the composition of such committees either. However, our articles of association provide that our board of directors may form committees from among its members. Our board of directors has set up and appointed a nomination committee and a remuneration committee. Pursuant to article 7:100 of the Belgian CCA, only a majority of the members of the remuneration committee should in principle meet the independence criteria referred to in article 7:87 of the Belgian CCA and set out in provision 3.5 of the Belgian Code on Corporate Governance. Pursuant to provision 4.19 of the Belgian Code on Corporate Governance, only a majority of the members of the remuneration committee must qualify as independent.

•
Independent Director Majority. Nasdaq Stock Market Listing Rules 5605(b)(1) and (2) require that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present. We are not required under Belgian law to have a majority of independent directors on our board of directors. However, our articles of association provide that our board of directors must be comprised of at least three directors, of which, pursuant to our corporate governance charter and provision 3.4 of the Belgian Code on Corporate Governance, at least three directors must be independent directors under Belgian law. We do not intend to require our independent directors to meet separately from the full board of directors on a regular basis or at all.

•
Executive Session. NASDAQ Stock Market Listing Rule 5605(b)(2) requires that independent directors must have regularly scheduled meetings at which only independent directors are present. We do not intend to require our independent directors to meet separately from the full board of directors on a regular basis or at all, although the board of directors is supportive of its independent members voluntarily arranging to meet separately from the other members of our board of directors when and if they wish to do so.

•
Charters. NASDAQ Stock Market Listing Rules 5605(c)(1), (d)(1) and (e)(2) require that each committee of the board of directors must have a formal written charter. Pursuant to the Belgian Corporate Governance Code, our board of directors has drawn up a corporate governance charter including, amongst others, the internal rules of our committees.

Compensation of Our Directors and Executive Management
Our current remuneration practices are designed to attract and retain talented employees; promote continuous improvement in our business and reward performance in order to motivate employees to deliver increased shareholder value through superior business results.
We will prepare a remuneration policy pursuant to Article 7:89/1 CCA and intend to submit this policy to the general shareholders’ meeting approving the annual accounts for the year ended December 31, 2020. Upon every material change to the remuneration policy and in any case at least every four years, the remuneration policy will be submitted to the general shareholders’ meeting for approval. The shareholders’ vote on the remuneration policy is binding. We will only pay remuneration in accordance with the remuneration policy approved by the general shareholders’ meeting. If the remuneration policy is not approved, remuneration will be paid in accordance with the most recently approved remuneration policy or, if there is no approved remuneration policy, the existing remuneration practices. Until the approval of the remuneration policy pursuant to Article 7:89/1 CCA, the directors and members of executive management will be remunerated in line with (i) in relation to the directors, the remuneration as determined by the shareholders’ meeting as of the closing of our initial public offering on Euronext Brussels in September 2020, and (ii) in relation to the members of executive management, the remuneration of such members of executive management as was in place by the end of 2020.
Compensation of Our Board of Directors
Upon recommendation and proposal of the remuneration committee, our board of directors determines the remuneration of the directors to be proposed to the general shareholders’ meeting.
Pursuant to Belgian law, the general shareholders’ meeting approves the remuneration of the directors, including inter alia, each time as relevant:
(i)
in relation to the remuneration of executive and non-executive directors, the exemption from the rule that share based awards can only vest after a period of at least three years as of the grant of the awards (Article 7:91, first subsection of the Belgian CCA);

(ii)
in relation to the remuneration of executive directors, the exemption from the rule that (unless the variable remuneration is less than a quarter of the annual remuneration) at least one quarter of the variable remuneration must be based on performance criteria that have been determined in advance and that can be measured objectively over a period of at least two years and that at least another quarter of the variable remuneration must be based on performance criteria that have been determined in advance and that can be measured objectively over a period of at least three years (Article 7:91, second to fourth subsection of the Belgian CCA);

(iii)
in relation to the remuneration of non-executive directors, any variable part of the remuneration (independent directors can never receive a variable remuneration) (Article 7:92, fourth and fifth subsection of the Belgian CCA); and

(iv)
any provisions of service agreements to be entered into with executive directors providing for severance payments exceeding twelve months’ remuneration and if the severance payments exceed eighteen months’ remuneration, only with the prior recommendation of the remuneration committee (Article 7:92, first subsection of the Belgian CCA).

Notwithstanding points (i), and (ii) above, pursuant to our articles of association, our board of directors is explicitly authorized to deviate from the provisions of article 7:91 of the Belgian CCA.

In connection with the closing of our initial public offering on Euronext Brussels in September 2020, our shareholders approved the following annual remuneration and compensation of the directors:
Annual Fixed Fee (€)
Chairman – Non-Executive Director	50,000
Independent Director	25,000
Non-Executive Director	25,000
Additional fee for Audit Committee Member	2,500
Additional fee for Remuneration Committee Member	2,500
Additional fee for Science & Technology Committee Member	2,500
In addition, the chairman of the Audit Committee receives an annual fixed fee of €5,000 and members of the Cochlear project steering committee receive an annual fixed fee of €10,000. We also reimburse reasonable out-of-pocket expenses of directors (including travel and hotel expenses) incurred in performing the mandate of director.
Mr. Taelman, our chief executive officer and a member of our board of directors, does not receive any compensation for his service as a director. Additionally, there are no benefits upon the resignation of a director.
For 2020, the following remuneration or compensation was due to the directors (excluding Olivier Taelman):
Fees Earned (€)
MINV SA (Management company of Robert Taub)	50,000
Robert Taub (Executive chairman until September 21, 2020; non-executive chairman as of September 21, 2020)	27,260
Janke Dittmer (Non-executive director)	0
Jürgen Hambrecht (Non-executive director as of September 21, 2020)	8,384
Kevin Rakin (Non-executive director)	8,384
MedTech Execs LLC (Non-executive director until September 21, 2020) (Management company of Donald Deyo)	9,025
Donald Deyo (Non-executive director as of September 21, 2020)	11,877
Pierre Gianello (Employee and non-executive director)	90,958
Jan Janssen (Non-executive director)	7,685

The table below provides an overview as of March 31, 2021 of the warrants held by the non-executive directors.
Name	Warrant Awards
	Number of Ordinary Shares Underlying Warrants	Warrant Exercise Price per Ordinary Share Underlying Warrant (€)	Warrant Expiration Date
Donald Deyo	27,000	5.17	November 3, 2021
Pierre Gianello	6,000	5.17	December 9, 2021
Kevin Rakin	27,000	5.17	November 3, 2021
Compensation of Our Executive Management
The remuneration of the chief executive officer and the other members of our executive management is based on recommendations made by our remuneration committee. The chief executive officer participates in the meetings of the remuneration committee in an advisory capacity each time the remuneration of another member of the executive management is being discussed.
The remuneration is determined by our board of directors, in accordance with the current remuneration practices. After approval by the general shareholders’ meeting of a remuneration policy pursuant to Article 7:89/1 CCA, the remuneration will be determined by the board of directors in accordance with the remuneration policy.
As an exception to the foregoing rule, Belgian law provides that the general shareholders’ meeting must approve, as relevant:
(i)
in relation to the remuneration of members of the executive management and other executives, an exemption from the rule that share-based awards can only vest after a period of at least three years as of the grant of the awards (Article 7:121, last subsection jo. Article 7:91, first subsection of the Belgian CCA);

(ii)
in relation to the remuneration of members of the executive management and other executives, an exemption from the rule that (unless the variable remuneration is less than a quarter of the annual remuneration) at least one quarter of the variable remuneration must be based on performance criteria that have been determined in advance and that can be measured objectively over a period of at least two years and that at least another quarter of the variable remuneration must be based on performance criteria that have been determined in advance and that can be measured objectively over a period of at least three years (Article 7:121, last subsection jo. Article 7:91, second to fourth subsection of the Belgian CCA); and

(iii)
any service agreements to be entered into with members of the executive management and other executives (as the case may be) providing for severance payments exceeding twelve months’ remuneration (or, subject to an opinion by the remuneration committee, eighteen months’ remuneration) (Article 7:121, last subsection jo. Article 7:92, first subsection of the Belgian CCA).

Notwithstanding points (i) and (ii) above, our board of directors has been explicitly authorized in the Articles of Association to deviate from the provisions of Article 7:91 CCA.
An appropriate proportion of the remuneration package should be structured so as to link rewards to corporate and individual performance, thereby aligning the interest of the executive management with the interests of our shareholders. Our board of directors will determine whether the targets for the variable remuneration of the members of the executive management, as set by our board of directors, are met.
The remuneration of the executive management currently consists of the following main remuneration components:
•
Base remuneration: annual base salary/fee (fixed);

•
Fringe benefits (employees only): includes a company car, laptop, phone and representation allowance;

•
Age and risk provisions (employees only): includes a pension plan with a fixed contribution and health insurance;

•
Short-term incentives: includes a yearly performance bonus or a yearly success fee. If a target is reached, the member receives the full bonus/success fee, but if the target is not reached, they receive no payout; and

•
Long-term incentives: includes participation in warrant incentive plans.

The short-term and long-term incentives are detailed in the table below:
Short-term incentive plan: yearly performance bonus / yearly success fee
Main provisions	Short description
Performance cycle	One calendar year
Target bonus	NA
Performance criteria and corresponding payout levels
One or more performance criteria (objectives) are determined.
For each performance criterion, a target and corresponding payout level are determined:
1. If target is reached: full payout
2. If target is not reached: no payout

Calculation of bonus / success fee	The total bonus / success fee is composed of the sum of the payout levels related to the various performance criteria (if more than one)
Payment modalities	Payment in cash 100% of the bonus / success fee is paid at once
Long-term incentive plan: share option plans
Main provisions	Short description
Frequency of offer	No pre-set frequency
Performance cycle	NA
Target number of offered share options	NA
Exercise price	Value of underlying shares at date of offer of share options
Exercise period	1. Share option plans issued prior to 2020: five years from date of offer of share options 2. Share option plan issued in 2020: ten years from issue of share options
Performance criteria and corresponding offering levels	NA

Short-term incentive plan: yearly performance bonus / yearly success fee
Main provisions	Short description
Calculation of number of offered share options	NA
Vesting	Vesting in three tranches: 1/3 of offered share options vests upon offer 1/3 of offered share options vests on first anniversary of offer 1/3 of offered share options vests on second anniversary of offer
Retention	NA
The following table sets forth information regarding compensation paid by us to Olivier Taelman, our chief executive officer, during the year ended December 31, 2020:
Compensation (€)
Base salary	262,538
Performance bonus	40,000
Pension contributions	19,860
Company car	11,632
Health insurance contributions	2,244
In addition, in April 2020, Mr. Taelman was granted one warrant under our 2013 Share Incentive Plan, 33 warrants under our 2018 Warrants Plan and 320,000 warrants under our 2020 Warrants Plan. There are no benefits upon termination of employment.
We are party to a consulting agreement, dated August 18, 2014, as amended, with ActuaRisk Consulting SRL, or ActuaRisk, a company owned by Fabian Suarez Gonzalez, pursuant to which ActuaRisk, represented by Mr. Suarez, acts as our chief financial officer. For the year ended December 31, 2020, ActuaRisk received fees of €219,333 (excluding VAT) and a success fee of €50,000 (excluding VAT) in connection with the closing of our initial public offering on Euronext Brussels in September 2020.
In addition, as a result of our initial public offering on Euronext Brussels, ActuaRisk is entitled under the terms of the consulting agreement to a one-time payment that will become payable when ActuaRisk invoices such compensation (which was not possible prior to March 18, 2021).
This payment will be calculated as follows:
Exit Value (€)	Compensation payment (in % of the Exit Value, excl. VAT)
< 65,000,000	0%
≥ 65,000,000 < 300,000,000	0.35%
≥ 300,000,000	0.50%
The Exit Value will equal the closing trading price of our shares at the time ActuaRisk invoices us, multiplied by the number of then outstanding shares. If we are acquired through a public takeover offer, the Exit Value will be equal to the value of 100% of our share capital on a fully-diluted basis in the framework of such acquisition. If the Exit results in a sale of less than 100% of the shares, the entitlement to the variable compensation will be calculated in proportion to the percentage of shares sold in the Exit (e.g. if the Exit results from a sale of 60% of the shares, ActuaRisk will be entitled to 60% of the variable compensation that it otherwise would be entitled to). If the sale of shares takes place in different phases, the Exit Value shall be calculated on the basis of the weighted average share price at each different phase of the Exit.

The table below provides an overview as of March 31, 2021 of the warrants held by the members of our executive management.
Name	Warrant Awards
	Number of Ordinary Shares Underlying Warrants	Warrant Exercise Price (€)	Warrant Expiration Date
Olivier Taelman	500	11.93	December 23, 2024
	133,000	6.52	July 29, 2024
	16,500	11.93	April 7, 2025
	320,000	11.94	February 21, 2030
Fabian Suarez Gonzalez(1)	25,000	5.17	June 13, 2022

(1)
Mr. Suarez acts as our chief financial officer via ActuaRisk Consulting SRL. Mr. Suarez holds the warrants personally.

Warrant Plans
We have established a number of warrant plans, under which we have granted warrants to our employees, officers, directors, consultants and advisors.
Each of the warrants issued on May 3, 2013, December 23, 2014, November 3, 2016 and December 12, 2018 gives the holder thereof right to acquire 500 ordinary shares, which accounts for the 500:1 share split which occurred on February 21, 2020. As of March 31, 2021, there were still 895 of such warrants outstanding which entitle the holders thereof to an aggregate of 447,500 of our ordinary shares. Each of the warrants issued on February 21, 2020 gives the holder thereof to subscribe to one of our ordinary shares. As of March 31, 2021, there were still 550,000 of such warrants outstanding which entitle the holders thereof to an aggregate of 550,000 of our ordinary shares. The warrants issued on May 3, 2013 were granted for €1.0 each, and all subsequent warrants were granted for no consideration.
The duration of the warrants issued on May 3, 2013, December 23, 2014, November 3, 2016 and December 12, 2018 is the shorter of ten years from the date of issuance or five years from the date of grant. The duration of the warrants issued on February 21, 2020 is ten years from the date of issuance. With respect to the warrants issued on May 3, 2013 and December 23, 2014, 34% of such warrants granted to and accepted by a beneficiary vest upon the date of the grant, after which the balance of such warrants will vest in equal parts on the anniversary date of the relevant warrant agreement such that 100% of such warrants are vested on the second anniversary of the relevant warrant agreement. With respect to all warrants issued from November 3, 2016 on, one third of such warrants granted to and accepted by a beneficiary vest upon the date of the grant, after which one third of the warrants granted to and accepted by a beneficiary vest on each of the first and second anniversary of the grant date. With respect to all warrants issued from November 3, 2016 on, such warrants immediately vested and became exercisable at least ten business days prior to the closing of our initial public offering on Euronext Brussels in September 2020.
Under the existing warrant plans, no additional warrants are available to be granted to our employees, officers, directors, consultants or advisors as incentives. Accordingly, our board will approve a new warrant plan and issue new warrants in the weeks or months following the completion of this offering. It is currently expected that the number of warrants to be issued under such new warrant plan will represent approximately 5% of our shares on a fully diluted basis following this offering.
On June 23, 2021, we issued 60,000 ordinary shares following the exercise of 50 ESOP 2013 warrants and 70 ESOP 2016 ESOP warrants for a total aggregate exercise price of  €310,247.90. In connection with this issue of shares, our share capital increased with €10,308 and our share premium increased with €299,939.90.
The table below sets forth the details of all warrants granted under the warrant plans in force as of March 31, 2021, including the plan under which the warrants were granted, the offer date, exercise price, expiry date, number of warrants exercised, number of warrants voided and number of warrants outstanding. Aside from the warrants set forth in the below table, there are currently no other stock options, options to purchase securities, or other rights to subscribe for or purchase outstanding securities.
Name of Warrants Plan	Number of Warrants Issued	Number of Warrants lapsed, exercised or no longer available for grant	Number of Warrants outstanding	Issue date	Expiration date	Exercise Price Warrant (€)	Number and type of Shares issuable per ESOP Warrant	Aggregate number and type of Shares issuable upon execise of outstanding Warrants
2013 Share Incentive Plan	640	499	141	05/03/2013 12/23/2014	05/03/2023 12/23/2024	2,585.51(1) 5,966.59(2)	500 Ordinary Shares	70,500 Ordinary Shares
2016 Warrants Plan	1,500	1,065	435	11/03/2016	11/03/2026	2,585.32(1)	500 Ordinary Shares	217,500 Ordinary Shares
2018 Warrants Plan	525	206	319	12/12/2018	12/12/2028	3,259.91(3) 5,966.59(2)	500 Ordinary Shares	159,500 Ordinary Shares s
2020 Warrants Plan	550,000		550,000	02/21/2020	02/21/2030	11.94	1 Ordinary Share	550,000 Ordinary Shares
							Total	997,500 Ordinary Shares

(1)
This results in a subscription price of €5.17 (rounded) per new share.

(2)
Exercise price for one warrant issued under 2013 Share Incentive Plan and 33 warrants issued under 2018 Warrants Plan. This results in a subscription price of €11.93 (rounded) per new share.

(3)
This results in a subscription price of €6.52 (rounded) per new share.

PRINCIPAL SHAREHOLDERS
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 31, 2021 by:
•
each of our directors and executive officers; and

•
each person known to us to beneficially own more than 3% of our ordinary shares.

To our knowledge, as of May 31, 2021, 61,000 of our ordinary shares are held of record by two residents of the United States.
Certain of our existing shareholders have, including Cochlear Investments Pty Ltd. and ResMed Inc., indicated an interest in purchasing an aggregate of up to approximately $34.0 million in our ordinary shares in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, fewer or no shares to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, fewer or no shares in this offering.
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including ordinary shares that can be acquired within 60 days of May 31, 2021. Ordinary shares subject to derivative securities currently exercisable or exercisable within 60 days of May 31, 2021 are deemed to be outstanding for computing the percentage ownership of the person holding these securities and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.
The percentage ownership information shown in the table prior to this offering is based upon 22,107,609 ordinary shares outstanding as of May 31, 2021. The percentage ownership information shown in the table after this offering is based on 24,942,609 ordinary shares outstanding, based on the sale of 2,835,000 ordinary shares by us in this offering and no exercise of the underwriters’ option to purchase additional ordinary shares.
Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.
Except as otherwise indicated in the table below, addresses of the directors, members of the executive management team and named beneficial owners are in care of Nyxoah SA, Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium.
Name of beneficial owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
		Before Offering	After Offering
3% or Greater Shareholders:
Cochlear Investments Pty Ltd(1)	3,947,617	17.86%	15.83%(14)
Entities affiliated with Gilde Healthcare(2)	3,153,822	14.27%	12.64%
Robert Taub(3)	2,817,470	12.74%	11.30%
TOGETHER Partnership(4)	2,503,500	11.32%	10.04%
Jürgen Hambrecht(5)	1,047,029	4.74%	4.20%
Resmed Inc.(6)	794,235	3.59%	3.18%(15)
BNP Paribas Asset Management SA(7)	664,380	3.01%	2.66%
Executive Officers and Directors:
Robert Taub(3)	2,817,470	12.74%	11.30%
Janke Dittmer	—	—	—
Kevin Rakin(8)	117,940	*	*
Donald Deyo(9)	45,000	*	*
Pierre Gianello(10)	6,000	*	*

Name of beneficial owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
		Before Offering	After Offering
Jan Janssen	—	—	—
Jürgen Hambrecht(5)	1,047,029	4.74%	4.20%
Olivier Taelman(11)	470,000	2.08%	1.85%
Fabian Suarez Gonzalez(12)	42,883	*	*
All current directors and executive management as a group (9 persons)(13)	4,546,322	20.52%	18.19%

*
Represents beneficial ownership of less than one percent.

(1)
Consists of 3,947,617 ordinary shares held by Cochlear Investments Pty Ltd. The principal business address of Cochlear Investments Pty Ltd. is 1 University Avenue, Macquarie University, NSW 2109 (Australia). 100% of the share capital of Cochlear Investments Pty Ltd is owned by Cochlear Limited, a company which is listed on the Australian Securities Exchange and is not a controlled company.

(2)
Consists of  (i) 1,576,911 ordinary shares held by Coöperatieve Gilde Healthcare III Sub-Holding U.A., or Gilde Sub-Holding, and (ii) 1,576,911 ordinary shares held by Coöperatieve Gilde Healthcare III Sub-Holding 2 U.A., or Gilde Sub-Holding 2. The principal business address of each of Gilde Sub-Holding and Gilde Sub-Holding 2 is Newtonlaan 91, 3584 BP Utrecht, The Netherlands. Gilde Healthcare III Management BV is the management company of Gilde Sub-Holding and Gilde Sub-Holding 2. Gilde Healthcare III Management BV exercises the voting rights attached to our ordinary shares at its discretion. Gilde Healthcare III Management BV is controlled by Gilde Healthcare Holding BV. Gilde Healthcare Holding BV is not a controlled entity.

(3)
Consists of  (i) 2,121,470 ordinary shares held by Robert Taub, a member of our board of directors, and (ii) 696,000 ordinary shares held by MINV SA, a company controlled by Mr. Taub.

(4)
Consists of 2,503,500 ordinary shares held by TOGETHER Partnership. The principal business address of TOGETHER Partnership is Uitbreidingsstraat 10-16, 2600 Antwerp, Belgium. TOGETHER Partnership is not a controlled entity.

(5)
Consists of 1,047,029 ordinary shares held by Dr. Hambrecht.

(6)
Consists of 794,235 ordinary shares held by Resmed Inc. The principal business address of Resmed Inc. is 9001 Spectrum Center Boulevard., San Diego, CA 92123. Resmed Inc. is a public company that is listed on the New York Stock Exchange and is not a controlled company.

(7)
Consists of  (i) 134,907 ordinary shares held by BNP Paribas Asset Management France SAS and (ii) 529,473 ordinary shares held by BNP Paribas Asset Management UK Ltd. BNP Paribas Asset Management France SAS and BNP Paribas Asset Management UK Ltd are both controlled by BNP Paribas Asset Management SA, which in turn is controlled by BNP Paribas SA and which benefits from the exemption to aggregate its holdings with those of its subsidiaries that are investment companies in accordance with art. 21 paragraph 2 of the Royal Decree of February 14, 2008 regarding the disclosure of major holdings. BNP Paribas Asset Management France SAS and BNP Paribas Asset Management UK Ltd are investment companies that exercise voting rights in a discretionary way.

(8)
Consists of  (i) 45,470 ordinary shares held by Mr. Rakin, (ii) 45,470 ordinary shares held by Kevin L. Rakin Irrevocable Trust and (iii) 27,000 ordinary shares issuable upon the exercise of warrants held by Mr. Rakin that are immediately exercisable or exercisable within 60 days of May 31, 2021.

(9)
Consists of  (i) 18,000 ordinary shares held by Mr. Deyo and (ii) 27,000 ordinary shares issuable upon the exercise of warrants held by Mr. Deyo that are immediately exercisable or exercisable within 60 days of May 31, 2021.

(10)
Consists of 6,000 ordinary shares issuable upon the exercise of warrants held by Mr. Gianello that are immediately exercisable or exercisable within 60 days of May 31, 2021.

(11)
Consists of 470,000 ordinary shares issuable upon the exercise of warrants held by Mr. Taelman that are immediately exercisable or exercisable within 60 days of May 31, 2021.

(12)
Consists of  (i) 17,883 ordinary shares held by Mr. Suarez and (ii) 25,000 ordinary shares issuable upon the exercise of warrants held by Mr. Suarez that are immediately exercisable or exercisable within 60 days of May 31, 2021.

(13)
Consists of  (i) 3,991,322 ordinary shares and (ii) 555,000 ordinary shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of May 31, 2021.

(14)
In its indication of interest, Cochlear Investments Pty Ltd, or Cochlear, has indicated that it does not expect to purchase ordinary shares in this offering to the extent that the purchase would result in Cochlear holding an aggregate beneficial interest greater than 19.9% of our shares immediately following completion of the offering. If Cochlear purchases in this offering at the public offering price the maximum number of ordinary shares for which it has indicated interest, the percentage of ordinary shares beneficially owned by Cochlear at settlement of the offering would be 19.84%. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, fewer or no shares to Cochlear, and Cochlear could determine to purchase more, fewer or no shares in this offering.

(15)
If ResMed Inc., or ResMed, purchases in this offering at the public offering price the maximum number of ordinary shares for which it has indicated interest, the percentage of ordinary shares beneficially owned by ResMed after the offering would be 3.67%. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, fewer or no shares to ResMed, and ResMed could determine to purchase more, fewer or no shares in this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Cochlear Collaboration Agreement
We are party to a collaboration agreement, dated November 7, 2018 with Cochlear Ltd., or Cochlear, a holder of more than 3% of our ordinary shares, pursuant to which we and Cochlear agreed to collaborate to further develop and progress commercialization of implantable treatments for sleep disordered breathing conditions. Under the agreement, we and Cochlear agreed to collaborate on the development and commercialization of implantable treatments for sleep disordered breathing conditions. The specific contributions and services to be provided by us and Cochlear for each project is set forth in a statement of work.
The term of the Cochlear Agreement ends on the date of completion of the last statement of work. We or Cochlear may terminate the Cochlear Agreement by giving at least 30 days’ prior written notice to the other if we or Cochlear conclude, on reasonable grounds and after consultation with the project steering committee, that there is no reasonable prospect of achieving the objectives of the project. We or Cochlear may also terminate the Cochlear Agreement with immediate effect by written notice in connection with a material breach of the Cochlear Agreement, the subscription agreement or the shareholders’ agreement that remains uncured 30 days after written notice of the breach, in connection with the other party’s insolvency and if the other party ceases to carry on its business. We or Cochlear may also terminate the Cochlear Agreement upon 30 days’ notice following a change of control of the other party.
Under the first statement of work, entered into in November 2018, Cochlear evaluated three packaging technologies and supported us in the assessment of our encapsulation technologies. Under the second statement of work, entered into in June 2020, Cochlear is bringing a ceramic pouch concept through design verification and prototype manufacturing. See “Business — Collaborations and License Agreements — Cochlear Collaboration Agreement” for more information. Jan Janssen, a member of our board of directors, is the Chief Technology Officer of Cochlear.
Man & Science Agreement
We, Man & Science SA (a company held and controlled by Robert Taub, TOGETHER Partnership and Jürgen Hambrecht and Noshaq SA), Cephalix SA, Glucobel SA and Surgical Electronics SA, among others, have entered into a multiparty agreement regarding their respective ownership and licensing rights in relation to multiple inventions, including but not limited to inventions generally related to implantable, flexible neurostimulators and inventions for specific medical indications including sleep disordered breathing, head pain, glucose monitoring, hypertension and other indications. This agreement provides that (i) we fully own all rights in relation to the inventions specifically related to the sleep disordered breathing field, which we believe includes sleep disordered breathing conditions such as sleep apnea and snoring, and comorbidities of these conditions and (ii) Man & Science SA is the owner of the generic inventions and granted a fully paid-up, exclusive and worldwide, license with respect to these inventions to several parties, including us in the field of sleep disordered breathing. Pursuant to the terms of the agreement, no party may terminate the licenses.
In June 2016, we, Cephalix SA, Surgical Electronics SA, and Man & Science SA entered into a confirmatory addendum, aiming to confirm that (i) we fully own all rights in relation to the inventions specifically related to the sleep disordered breathing field as further detailed in the agreement, (ii) Man & Science SA granted an exclusive, worldwide, fully paid-up, royalty free and transferable license to us covering certain patents in the sleep disordered breathing field, and (iii) we granted an exclusive, fully paid-up, royalty free, transferable license to use certain of those patents outside the sleep disordered breathing field, namely to Cephalix SA in the head pain field, Surgical Electronics SA in the hypertension field and Man & Science SA outside the head pain field and the hypertension field.
In February 2020, we entered into a clarification of the Confirmatory Addendum, or Clarification, with Man & Science SA. The Clarification confirms that the license granted to us by Man & Science SA under the agreement and the Addendum are irrevocable, transferable, fully paid up, royalty-free and include the right to grant sublicenses in the sleep disordered breathing field, which are retroactive as from the filing date of the oldest of the patents and patent applications and will continue in effect until the last to expire patent, which is expected to occur in 2032 (excluding any potential patent term extension). We have no current or future financial obligation to Man & Science SA pursuant to the agreement. See “Business — Intellectual Property” for more information.

Employment Agreement with Olivier Taelman
We are party to an employment agreement, dated June 30, 2019, as amended, with Olivier Taelman, our chief executive officer. Pursuant to the terms of his employment agreement, as from 2021, Mr. Taelman receives a base salary of €300,000 and is eligible to receive an annual cash bonus of up to 60% of his base salary based on performance criteria established by our remuneration committee and board of directors. The employment agreement has an indefinite term and can be terminated by either us or Mr. Taelman at any time subject to prior notice in accordance with Belgian law. We can immediately terminate the employment agreement in case of serious cause. For more information see “Management — Compensation of Our Directors and Executive Management — Compensation of Executive Management.”
Consulting Arrangements
ActuaRisk Consulting SRL Consulting Agreement
We are party to a consulting agreement, dated August 18, 2014, as amended, with ActuaRisk, a company owned by Fabian Suarez Gonzalez, pursuant to which ActuaRisk, represented by Mr. Suarez, acts as our chief financial officer. Pursuant to the terms of the consulting agreement, ActuaRisk receives an annual fee of €230,000. In addition, pursuant to the terms of the consulting agreement, ActuaRisk received a success fee of €50,000 upon the closing of our initial public offering on Euronext Brussels in September 2020. For more information see “Management — Compensation of Our Directors and Executive Management — Compensation of Executive Management.”
MINV Consulting Agreements
We were previously party to a consulting agreement, dated September 26, 2019, with MINV SA, a company under the control of Robert Taub, the chairman of our board of directors and a holder of more than 5% of our ordinary shares, pursuant to which MINV SA provided various consultancy services, including (i) to support our executive management in business development activities and (ii) to assist our executive management during investor meetings in connection with our initial public offering on Euronext Brussels. We paid MINV SA a total fee of €100,000 for services in connection with an initial public offering process and business development activities rendered over a period from mid-2019 through mid-2020. This consultant agreement expired under its terms in March 2020, except for certain provisions related to confidentiality and intellectual property rights.
Similarly, on June 9, 2021, we entered into another consulting agreement with MINV SA, pursuant to which MINV SA will provide various consultancy services, including (i) to support our executive management in business development activities and (ii) to assist our executive management during investor meetings in connection with our initial public offering on Nasdaq. We will pay MINV SA a total fee of  €120,000 for said services to be rendered over a period from the effective date of the agreement for a duration of 12 months.
Participation in Offering
Certain of our existing shareholders, including Cochlear Investments Pty Ltd. and ResMed Inc., have indicated an interest in purchasing an aggregate of up to approximately $34.0 million in our ordinary shares in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, fewer or no shares to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, fewer or no shares in this offering.
Shareholders’ Agreement
We were previously party to a shareholders’ agreement, dated February 21, 2020, with then-existing holders of our ordinary shares. The shareholders’ agreement contained, among other items, terms regarding our business and governance, as well as preemption rights and transfer restrictions in favor of the shareholders with respect to our ordinary shares. The shareholders’ agreement was terminated effective upon the closing of our initial public offering on Euronext Brussels in September 2020.
Warrants to Our Board Directors and Executive Management
We have granted warrants to certain members of our board of directors and executive management. For more information regarding the warrants granted to our board of directors and executive Management, see “Management — Compensation of Our Directors and Executive Management.”

Policies and Procedures for Related Person Transactions
Prior to the closing of this offering, we expect to adopt a related person transaction policy setting forth the policies and procedures for the identification, review and approval or ratification of related person transactions.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION
Description of Share Capital
The following description of our share capital summarizes certain provisions of our articles of association and the Belgian CCA. Because this description is a summary, it may not contain all information important to you. Accordingly, this description is qualified entirely by references to our articles of association. Copies of our articles of association will be publicly available as an exhibit to the registration statement of which this prospectus forms a part.
The following description includes comparisons of certain provisions of our articles of association and the Belgian CCA applicable to us and the Delaware General Corporation Law, or the DGCL, the law under which many publicly listed companies in the United States are incorporated. Because such statements are summaries, they do not address all aspects of Belgian law that may be relevant to us and our shareholders or all aspects of Delaware law which may differ from Belgian law, and they are not intended to be a complete discussion of the respective rights.
Share Capital
Share Capital and Shares
Our share capital is represented by ordinary shares without nominal value. Our share capital is fully paid-up. Our shares are not separated into classes.
The number of shares issued is expressed in units.
On February 21, 2020, we, our shareholders and a new investor (ResMed Inc.) signed a subscription agreement with respect to an aggregate capital increase of €25.1 million (including share premium) in exchange for the issuance of 2,100,000 of our ordinary shares.
Pursuant to the terms and conditions of the subscription agreement, the shareholders’ meeting adopted on February 21, 2020 the following resolutions:
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the conversion of all preferred shares into ordinary shares. As a result of this conversion, our capital stock constituted 29,758 ordinary shares,

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the cancellation of the outstanding Series B Anti-Dilution Warrants and Series B2 Anti-Dilution Warrants, and

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a reverse ordinary share split at a ratio of 500:1.

As of March 31, 2021, our share capital amounts to € 3,797,765.64 , represented by 22,107,609 fully authorized and subscribed and paid-up shares without nominal value. This number does not include outstanding warrants issued by us and granted to certain of our directors, employees and non-employees nor any other capital increases after March 31, 2021. Neither we nor any of our subsidiaries holds any of our own shares.
On June 23, 2021, we issued 60,000 ordinary shares following the exercise of 50 ESOP 2013 warrants and 70 ESOP 2016 ESOP warrants for a total aggregate exercise price of 310,247.90. In connection with this issue of shares, our share capital increased with €10,308 and our share premium increased with €299,939.90.
Other Outstanding Securities
In addition to the shares already outstanding, we have granted warrants, which upon exercise will lead to an increase in the number of our outstanding shares. A total of 895 warrants (where each warrant entitles the holder to subscribe for 500 new shares (in respect of the 2013 ESOP Warrants, 2016 ESOP Warrants and 2018 ESOP Warrants)) and a total of 550,000 warrants (where each warrant entitles the holder to subscribe to one new share (in respect of the 2020 ESOP Warrants)) were outstanding and granted as of March 31, 2021. For further information, see “Management — Warrant Plans.”
History of Securities Issuances
All shares issued have been fully paid.

The changes to our actual share capital since January 1, 2016 is summarized as follows:
Date	Transaction	Increase (reduction) of share capital (€)	Number of shares issued	Class of shares issued	Issue price per Share / Par value per Share (€, rounded)	Resulting share capital (€)	Existing shares
6/29/2016	Capital Increase(1)	719,224.50	7,032	Preferred B shares	2,585.32 / 102.28	2,004,255.29	Total: 19,336 7,637 common shares 4,061 preferred A shares 7,638 preferred B shares
10/05/2018	Capital Increase(2)	159,014.44	1,534	Preferred B2 shares	3,259.91 / 103.66	2,163,269.73	Total: 20,870 7,637 common shares 4,061 preferred A shares 7,638 preferred B shares 1,534 preferred B2 shares
11/07/2018	Capital Increase	318,028.88	3,068	Preferred B2 shares	3,259.91 / 103.66	2,481,296.61	Total: 23,938 7,637 common shares 4,061 preferred A shares 7,638 preferred B shares 4,602 preferred B2 shares
2/21/2020	Share Consolidation (as described below)	NA	NA	NA	NA	2,481,296.61	29,758 common shares
2/21/2020	Capital Increase (as further described below)	435,372	4,200	common shares	5,966.59 / 103.66	2,916,670.61	33,958 common shares
2/21/2020	Share Split with a ratio of 500:1 (as described below)	NA	NA	common shares	NA	2,916,670.61	16,979,000 common shares
9/07/2020	Exercise of ESOP Warrants	7,645.10	44,500	common shares	5.17 / 0.1718	2,924,315.71	17,023,500 common shares
9/21/2020	Capital increase	755,981.68	4,400,359	common shares	17 / 0.1718	3,680,297.39	21,423,859 common shares
9/29/2020	Capital increase	111,712.95	650,250	common shares	17 / 0.1718	3,792,010.34	22,074,109 common shares
10/28/2020	Exercise of ESOP Warrants	4,037.30	23,500	common shares	5.17 / 0.1718	3,796,047.64	22,097,609 common shares
2/22/2021	Exercise of ESOP Warrants	1,718.00	10,000	common shares	5.17 / 0.1718	3,797,765.64	22,107,609 common shares
(1) A new category of registered preferred shares (Preferred B Shares) was created and 688 ordinary shares were converted to 606 Preferred B Shares.
(2) A new category of registered preferred shares (Preferred B2 Shares) was created.

The total number of shares issued and outstanding as of March 31, 2021 totals 22,107,609. All shares are ordinary shares.
Articles of Association and Other Share Information
Corporate Profile
Our legal and commercial name is Nyxoah SA. We are a limited liability company incorporated in the form of a naamloze vennootschap / société anonyme under Belgian law. We are registered with the Register of Legal Entities (RPM Brabant Wallon) under the enterprise number 0817.149.675. Our principal executive and registered offices are located at rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium and our telephone number is +32 10 22 23 55. Our agent for service of process in the United States is Corporation Service Company.
We were incorporated in Belgium on July 15, 2009 for an unlimited duration. Our fiscal year ends December 31.
Corporate Purpose
Our corporate purpose as set forth in Article 3 of our articles of association is as follows:
“The purpose of our company is, both in Belgium and abroad, in its own name and for its own account, the research and development, the manufacturing and the sale of medical devices.
For this purpose, our company may, in any manner, collaborate and participate, or take an interest in other companies, directly or indirectly.
Our company may guarantee to secure its own obligations or those of third parties by, among other things, granting a mortgage or pledge over its assets, including its own business assets.
Our company may generally carry out all commercial, industrial, financial, movable or real estate transactions which directly or indirectly relate to its purpose or which could facilitate the realization thereof.”
Choice of Forum/Governing Law
Our articles of association provide that the courts of the jurisdiction of the registered office of our company are the exclusive forum for all disputes relating to corporate matters and the implementation of these articles of association between our company, our shareholders, holders of bonds, holders of warrants, or holders of other securities or certificates issued by or with the cooperation of our company, our directors, statutory auditors, or liquidators, unless otherwise determined by applicable law. Any person or entity purchasing or otherwise acquiring any interest in our share capital shall be deemed to have notice of and to have consented to the choice of forum provisions of our articles of association. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing, which may discourage lawsuits against us and our directors. This exclusive forum provision is mainly intended to apply to claims arising under Belgian law, but will also apply to claims brought under other applicable laws provided that such other laws do not provide for exclusive jurisdiction for non-Belgian courts. The exclusive forum provision in our articles of association will not relieve us from our duties to comply with U.S. federal securities laws and the rules and regulations thereunder, and shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. Therefore the provision in our articles of association providing for exclusive jurisdiction of Belgian courts would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which U.S. federal courts would have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. We note that investors cannot waive compliance with U.S. federal securities laws and the rules and regulations thereunder.

As a company incorporated in Belgium, we believe that the choice of the courts of the jurisdiction of the registered office of our company as our exclusive forum for resolving all shareholder complaints, unless otherwise determined by applicable law, allows us to more efficiently and affordably respond to such actions, and provides consistency in the application of Belgian law to such actions.
Board of Directors
Belgian law does not specifically regulate the ability of directors to borrow money from us.
Directors are expected to arrange their personal and business affairs so as to avoid conflicts of interest with our company. Any director with a conflicting financial interest (as contemplated by article 7:96 of the Belgian CCA) on any matter before the board of directors must bring it to the attention of the fellow directors, and take no part in any deliberation or voting related thereto. The minutes of the relevant board meeting must be communicated to the statutory auditor. The relevant sections of the minutes of the meeting of our board of directors that sets forth the statements of the conflicted director, the nature of the transaction, the financial impact of the matter on us and the justification of the decision of our board of directors must be published in our annual report. The statutory auditors’ report on the annual accounts must contain a description of the financial impact on us of each of the decisions of our board of directors where director conflicts arise.
The Corporate Governance Charter contains the procedure for transactions between our company and the directors which are not covered by the legal provisions on conflicts of interest.
In case of non-compliance with the foregoing, we may request the annulment of the decision or the transaction which has taken place in breach of these provisions if the counterparty to the decision or the transaction was, or should have been, aware of such breach.
There are no outstanding loans granted by our company to any of the members of the board of directors and members of the executive management, nor are there any guarantees provided by our company for the benefit of any of the members of the board of directors and members of the executive management.
None of the members of the board of directors and members of the executive management has a family relationship with any other of the members of the board of directors and members of the executive management.
The DGCL generally permits transactions involving a Delaware corporation and an interested director of that corporation if  (i) the material facts as to the director’s relationship or interest and as to the transaction are disclosed and a majority of disinterested directors consent, (ii) the material facts are disclosed as to the director’s relationship or interest and a majority of shares entitled to vote thereon consent or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the shareholders.
We rely on a provision in the Listing Rules of the Nasdaq Stock Market that allows us to follow Belgian corporate law with respect to certain aspects of corporate governance. This allows us to continue following certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq Global Market. In particular, the Listing Rules of the Nasdaq Stock Market require a majority of the directors of a listed U.S. company to be independent, whereas in Belgium, only three directors need to be independent. The Listing Rules of the Nasdaq Stock Market further require that each of the nominating, compensation and audit committees of a listed U.S. company be comprised entirely of independent directors. However, the Belgian Corporate Governance Code recommends only that a majority of the directors on the nomination committee meet the technical requirements for independence under Belgian corporate law. At present, our audit committee is composed of three independent directors out of three members. Our nomination and remuneration committees are composed of two independent directors out of three members. Our board of directors has no plan to change the composition of our audit committee and nomination and remuneration committee.
Form and Transferability of Our Shares
All of our shares belong to the same class of securities and are in registered form or in dematerialized form. All of our outstanding shares are fully paid-up and freely transferable, subject to any contractual restrictions.

Belgian company law and our articles of association entitle shareholders to request, in writing and at their expense, the conversion of their dematerialized shares into registered shares and vice versa. Any costs incurred as a result of the conversion of shares into another form will be borne by the shareholder. For shareholders who opt for registered shares, the shares will be recorded in our shareholder register.
Currency
Our share capital, which is represented by our outstanding ordinary shares, is denominated in euros.
Changes to Our Share Capital
In principle, changes to our share capital are decided by our shareholders. Our shareholders may at any time at a meeting of shareholders decide to increase or decrease our share capital. Any such resolution of shareholders must satisfy the quorum and majority requirements that apply to an amendment of the articles of association, as described below in “— Description of the Rights and Benefits Attached to Our Shares — Right to Attend and Vote at Our Meeting of Shareholders — Quorum and Majority Requirements”. No shareholder is liable to make any further contribution to our share capital other than with respect to shares held by such shareholder that would not be fully paid-up.
Share Capital Increases by Our Board of Directors
Subject to the quorum and majority requirements described below in “— Description of the Rights and Benefits Attached to Our Shares — Right to Attend and Vote at Our Meeting of Shareholders — Quorum and Majority Requirements”, our meeting of shareholders may authorize our board of directors, within certain limits, to increase our share capital without any further approval of our shareholders. A capital increase that is authorized in this manner is referred to as authorized capital. This authorization can only be granted for a renewable period of a maximum of five years as from the date of the publication of the authorization in the Annexes to the Belgian Official Gazette (Belgisch Staatsblad/Moniteur Belge) and may not exceed the amount of the registered share capital at the time of the authorization. On September 7, 2020, our meeting of shareholders granted this authorization in respect of the authorized capital.
Without prejudice to more restrictive rules set forth by law, our board of directors was authorized to increase the registered capital of our company in one or more transactions with a maximum amount that cannot exceed €3.680.297,39 (excluding issuance premiums, if any).
Normally, the authorization of the board of directors to increase our share capital through contributions in kind or in cash with cancellation or limitation of the preferential right of the existing shareholders is suspended if we are notified by the Belgian Financial Services and Markets Authority, or the FSMA, of a public takeover bid on the financial instruments of our company. The shareholders’ meeting can, however, authorize the board of directors to increase the share capital by issuing further shares. On September 7, 2020, the extraordinary shareholders’ meeting decided to authorize the board of directors to increase our share capital, including with limitation or cancellation of the shareholders’ preferential subscription rights, in one or more times and including the authorization to make use of such authorized capital in the framework of a public tender offer.
Preferential Subscription Rights
In the event of a capital increase for cash with the issue of new shares, or in the event we issue convertible bonds or subscription rights, the existing shareholders have a preferential right to subscribe, pro rata, to the new shares, convertible bonds or subscription rights. These preferential subscription rights are transferable during the subscription period.
Our shareholders may, at a meeting of shareholders, decide to limit or cancel these preferential subscription rights, subject to special reporting requirements. Such decision by the shareholders needs to satisfy the same quorum and majority requirements as the decision to increase our share capital.
The shareholders may also decide to authorize our board of directors to limit or cancel the preferential subscription right within the framework of the authorized capital, subject to the terms and conditions set forth in the Belgian CCA.

Generally, unless expressly authorized in advance by the general shareholders’ meeting, the authorization of our board of directors to increase our share capital through contributions in cash with cancellation or limitation of the preferential subscription right of the existing shareholders is suspended as of the notification to us by the FSMA of a public takeover bid on our financial instruments. Our general shareholders’ meeting did not grant such express authorization to our board of directors. See also “— Share Capital Increases by Our Board of Directors” above.
Under the DGCL, shareholders of a Delaware corporation have no preemptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the corporation’s certificate of incorporation.
Purchases and Sales of Our Own Shares
We may acquire, pledge and dispose of its own shares, profit certificates or associated certificates at the conditions provided for by articles 7:215 and following of the BelgianCCA. These conditions include a prior special shareholders’ resolution approved by at least 75% of the votes validly cast at a general shareholders’ meeting (whereby abstentions are not included in the numerator nor in the denominator) where at least 50% of the share capital and at least 50% of the profit certificates, if any, are present or represented. Furthermore, shares can only be acquired with funds that would otherwise be available for distribution as a dividend to the shareholders and the transaction must pertain to fully paid-up shares or associated certificates. Finally, an offer to purchase shares must be made by way of an offer to all shareholders under the same conditions. Shares can also be acquired by us without offer to all shareholders under the same conditions, provided that the acquisition of the shares is effected in the central order book of the regulated market of Euronext Brussels or, if the transaction is not effected via the central order book, provided that the price offered for the shares is lower than or equal to the highest independent bid price in the central order book of the regulated market of Euronext Brussels at that time.
Generally, the general shareholders’ meeting or the articles of association determine the amount of shares, profit certificates or certificates that can be acquired, the duration of such an authorization which cannot exceed five years as from the publication of the proposed resolution as well as the minimum and maximum price that the board of directors can pay for the shares.
The prior approval by the shareholders is not required if we purchases the shares to offer them to our personnel, in which case the shares must be transferred within a period of 12 months as from their acquisition.
The board of directors may also expressly be authorized to dispose of our own shares to one or more specific persons other than our employees or our subsidiaries, in accordance with the provisions of the Belgian CCA.
The authorizations referred to above (if any) shall extend to the acquisition and disposal of our shares by one or more of its direct subsidiaries, within the meaning of the legal provisions relating to the acquisition of shares in their parent company by subsidiaries.
Our general shareholders’ meeting did not grant such authorization to the board of directors.
As of the date of this prospectus, our company does not hold any own shares.
Under the DGCL, a Delaware corporation may purchase or redeem its own shares, unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation.
Description of the Rights and Benefits Attached to Our Shares
Right to Attend and Vote at Our Meetings of Shareholders
Annual Meeting of Shareholders.
Our annual general shareholders’ meeting is held at the registered office of our company or at the place determined in the notice convening the general shareholders’ meeting. The meeting is held every year on the second Wednesday of the month of June, at 2:00 p.m. CET. If this day is a public holiday, even if it is only a public holiday in one of the communities of Belgium, the meeting will be held on the next business day. At our annual general shareholders’ meeting, the board of directors submits to the shareholders the audited non-consolidated and consolidated annual financial statements and the reports of the board of directors and of the statutory auditor with respect thereto.
The general shareholders’ meeting then decides on the approval of the statutory annual financial statements, the proposed allocation of our company’s profit or loss, the release from liability of the directors and the statutory auditor, the advisory vote on the remuneration report included in the annual report of the board of directors and, when applicable, the (re-)appointment or dismissal of the statutory auditor and/or of all or certain directors. In addition, as relevant, the general shareholders’ meeting must also decide on the approval of the remuneration of the directors and statutory auditor for the exercise of their mandate, and on the approval of provisions of service agreements to be entered into with executive directors, members of the executive management and other executives providing (as the case may be) for severance payments exceeding twelve months’ remuneration (or, subject to a motivated opinion by the remuneration committee, eighteen months’ remuneration).
Special and Extraordinary Meetings of Shareholders
Our board of directors or the statutory auditor (or the liquidators, if appropriate) may, whenever the interest of our company so requires, convene a special or extraordinary general shareholders’ meeting. Pursuant to article 7:126 of the Belgian CCA, such general shareholders’ meeting must also be convened every time one or more shareholders holding, alone or together, at least 10% of our company’s share capital so request. Shareholders that do not hold at least 10% of our company’s share capital do not have the right to have the general shareholders’ meeting convened.
Under the DGCL, special meetings of the shareholders of a Delaware corporation may be called by such person or persons as may be authorized by the certificate of incorporation or by the bylaws of the corporation, or if not so designated, as determined by the board of directors. Shareholders generally do not have the right to call meetings of shareholders, unless that right is granted in the certificate of incorporation or the bylaws.
Notices Convening Meetings of Shareholders and Agenda
The notice convening the general shareholders’ meeting must state the place, date and hour of the meeting and must include an agenda indicating the items to be discussed. The notice needs to contain a description of the formalities that shareholders must fulfil in order to be admitted to the general shareholders’ meeting and exercise their voting right, information on the manner in which shareholders can put additional items on the agenda and table draft resolutions, information on the manner in which shareholders can ask questions during the general shareholders’ meeting, information on the procedure to participate to the general shareholders’ meeting by means of a proxy or to vote by means of a remote vote, and, as applicable, the registration date for the general shareholders’ meeting. The notice must also mention where shareholders can obtain a copy of the documentation that will be submitted to the general shareholders’ meeting, the agenda with the proposed resolutions or, if no resolutions are proposed, a commentary by the board of directors, updates of the agenda if shareholders have put additional items or draft resolutions on the agenda, the forms to vote by proxy or by means of a remote vote, and the address of the webpage on which the documentation and information relating to the general shareholders’ meeting will be made available. This documentation and information, together with the notice and the total number of outstanding voting rights, must also be made available on our company’s website at the same time as the publication of the notice convening the meeting, for a period of five years after the relevant general shareholders’ meeting.
The notice convening the general shareholders’ meeting has to be published at least 30 calendar days prior to the general shareholders’ meeting in the Belgian Official Gazette (Belgisch Staatsblad/Moniteur Belge), in a newspaper that is published nation-wide in Belgium and in media that can be reasonably relied upon for the dissemination of information within the EEA in a manner ensuring fast access to such information on a non-discriminatory basis. A publication in a nationwide newspaper is not needed for annual general shareholders’ meetings taking place on the date, hour and place indicated in the articles of association of our company if the agenda is limited to the treatment of the financial statements, the annual report of the board of directors, the remuneration report and the report of the statutory auditor, the discharge from liability of the directors and statutory auditor, and the remuneration of directors. See also “— Annual Meeting of Shareholders” above. In addition to this publication, the notice has to be distributed at least 30 calendar days prior to the meeting via the website of our company (www.nyxoah.com). The term of 30 calendar days prior to the general shareholders’ meeting for the publication and distribution of the convening notice can be reduced to 17 calendar days for a second meeting if, as the case may be, the applicable quorum for the meeting is not reached at the first meeting, the date of the second meeting was mentioned in the notice for the first meeting and no new item is put on the agenda of the second meeting. See also further below under “— Quorum and Majority Requirements”.
At the same time as its publication, the convening notice must also be sent to the holders of registered shares, holders of registered bonds, holders of registered warrants, holders of registered certificates issued with the co-operation of our company (if any), and, as the case may be, to the directors and statutory auditor of our company.
Under the DGCL, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the shareholders of a Delaware corporation must be given to each shareholder entitled to vote at the meeting not less than ten nor more than sixty days before the date of the meeting and shall specify the place, date, hour and, in the case of a special meeting, the purpose of the meeting.
Admission to Meetings
All holders of shares, warrants, profit-sharing certificates, non-voting shares, bonds, subscription rights or other securities issued by our company, as the case may be, and all holders of certificates issued with the co-operation of our company (if any) can attend the general shareholders’ meetings insofar as the law or the articles of association entitles them to do so and, as the case may be, gives them the right to participate in voting.
In order to be able to attend a general shareholders’ meeting, a holder of securities issued by our company must satisfy two criteria: being registered as holder of securities on the registration date for the meeting, and notify our company:
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Firstly, the right to attend general shareholders’ meetings applies only to persons who are registered as owning securities on the fourteenth calendar day prior to the general shareholders’ meeting at midnight (CET) via registration, in the applicable register book for the securities concerned (for registered securities) or in the accounts of a certified account holder or relevant settlement institution for the securities concerned (for dematerialized securities or securities in book-entry form).

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Secondly, in order to be admitted to the general shareholders’ meeting, securities holders must notify our company at the latest on the sixth calendar day prior to the general shareholders’ meeting whether they intend to attend the meeting and indicate the number of shares in respect of which they intend to do so. For the holders of dematerialized securities or securities in book-entry form, the notice should include a certificate confirming the number of securities that have been registered in their name on the record date. The certificate can be obtained by the holder of the dematerialized securities or securities in book-entry form with the certified account holder or the applicable settlement institution for the securities concerned.

The formalities for the registration of securities holders, and the notification of our company must be further described in the notice convening the general shareholders’ meeting.
Each shareholder has the right to attend a general shareholders’ meeting and to vote at the general shareholders’ meeting in person or through a proxy holder, who need not be a shareholder. A shareholder may designate, for a given meeting, only one person as proxy holder, except in circumstances where Belgian law allows the designation of multiple proxy holders. The appointment of a proxy holder may take place in paper form or electronically (in which case the form shall be signed by means of an electronic signature in accordance with applicable Belgian law), through a form which shall be made available by our company. The signed original paper or electronic form must be received by our company at the latest on the sixth calendar day preceding the meeting. The appointment of a proxy holder must be made in accordance with the applicable rules of Belgian law, including in relation to conflicts of interest and the keeping of a register.

The notice convening the meeting may allow shareholders to vote remotely in relation to the general shareholders’ meeting, by sending a paper form or, if specifically allowed in the notice convening the meeting, by sending a form electronically (in which case the form shall be signed by means of an electronic signature in accordance with applicable Belgian law). These forms shall be made available by our company. The original signed paper form must be received by our company at the latest on the sixth calendar day preceding the date of the meeting. Voting through the signed electronic form may occur until the last calendar day before the meeting.
Our company may also organize a remote vote in relation to the general shareholders’ meeting through other electronic communication methods, such as, among others, through one or several websites. Our company shall specify the practical terms of any such remote vote in the convening notice.
Holders of securities who wish to be represented by proxy or vote remotely must, in any case comply with the formalities to attend the meeting. Holders of shares without voting rights, profit-sharing certificates without voting rights, convertible bonds, warrants or certificates issued with the cooperation of our company may attend the general shareholders’ meeting, but only with an advisory vote.
Votes
Each shareholder is entitled to one vote per share.
Voting rights can be mainly suspended in relation to shares:
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which are not fully paid up, notwithstanding the request thereto of the board of directors;

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to which more than one person is entitled, except in the event a single representative is appointed for the exercise of the voting right;

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which entitle their holder to voting rights above the threshold of 3%, 5%, 10%, 15%, 20% and any further multiple of 5% of the total number of voting rights attached to the outstanding financial instruments of our company on the date of the relevant general shareholders’ meeting, in the event that the relevant shareholder has not notified us and the FSMA at least 20 calendar days prior to the date of the general shareholders’ meeting in accordance with the applicable rules on disclosure of major shareholdings; and

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of which the voting right was suspended by a competent court or the FSMA.

Quorum and Majority Requirements
In general, there is no attendance quorum requirement for a general shareholders’ meeting and decisions are generally passed with a simple majority of the votes of the shares present or represented. However, capital increases (other than those decided by the board of directors pursuant to the authorized capital), decisions with respect to our company’s dissolution, mergers, demergers and certain other reorganizations of our company, amendments to the articles of association (other than an amendment of the corporate purpose), and certain other matters referred to in the Belgian CCA do not only require the presence or representation of at least 50% of the share capital of our company but also a majority of at least 75% of the votes cast (whereby abstentions are not included in the numerator nor in the denominator). An amendment of our company’s corporate purpose requires the approval of at least 80% of the votes cast at a general shareholders’ meeting (whereby abstentions are not included in the numerator nor in the denominator), which can only validly pass such resolution if at least 50% of the share capital of our company and at least 50% of the profit certificates, if any, are present or represented. In the event where the required quorum is not present or represented at the first meeting, a second meeting needs to be convened through a new notice. The second general shareholders’ meeting may validly deliberate and decide regardless of the number of shares present or represented. The special majority requirements, however, remain applicable.
Under the DGCL, the certificate of incorporation or bylaws of a Delaware corporation may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Right to Ask Questions at our Meetings of Shareholders
Within the limits of article 7:139 of the Belgian CCA, holders of securities have a right to ask questions to the directors in connection with the report of the board of directors or the items on the agenda of such general shareholders’ meeting. Holders of securities can also ask questions to the statutory auditor in connection with its report. Such questions can be submitted in writing prior to the meeting or can be asked at the meeting. The statutory auditor will immediately communicate any written questions to the board of directors. Written questions must be received by our company no later than the sixth calendar day prior to the meeting. Written and oral questions will be answered during the meeting concerned in accordance with applicable law. In addition, in order for written questions to be considered, the shareholders who submitted the written questions concerned must comply with the formalities to attend the meeting.
Dividends
All shares participate in the same manner in our profits, if any. Pursuant to the Belgian CCA, the shareholders can in principle decide on the distribution of profits with a simple majority vote at the occasion of the annual general shareholders’ meeting, based on the most recent statutory audited financial statements, prepared in accordance with Belgian GAAP and based on a (non-binding) proposal of our company’s board of directors. The shareholders shall lose their right to receive the dividends five years after the payment date of these dividends pursuant to Article 2277 of the Belgian Civil Code. From that date onwards, our company shall no longer be required to pay such dividends. The articles of association also authorize the board of directors to declare interim dividends without shareholder approval. The right to pay such interim dividends is, however, subject to certain legal restrictions.
Our ability to distribute dividends is subject to availability of sufficient distributable profits as defined under Belgian law on the basis of our stand-alone statutory accounts prepared in accordance with Belgian GAAP. In particular, dividends can only be distributed if following the declaration and issuance of the dividends the amount of our net assets on the date of the closing of the last financial year as follows from the statutory non-consolidated financial statements (i.e., summarized, the amount of the assets as shown in the balance sheet, decreased with provisions and liabilities, all in accordance with Belgian accounting rules), and, save in exceptional cases, to be mentioned and justified in the notes to the annual accounts, decreased with the non-amortized costs of incorporation and extension and the non-amortized costs for research and development, does not fall below the amount of the paid-up capital (or, if higher, the issued capital), increased with the amount of non-distributable reserves (which include, as the case may be, the unamortized part of any revaluation surpluses).
In addition, pursuant to Belgian law and our Articles of Association, we must allocate an amount of 5% of our Belgian GAAP annual net profit to a legal reserve in its stand-alone statutory accounts, until the legal reserve amounts to 10% of our share capital. Our legal reserve currently does not meet this requirement nor will it meet the requirement at the time of the closing. Accordingly, 5% of our Belgian GAAP annual net profit during future years will need to be allocated to the legal reserve, further limiting our ability to pay out dividends to its shareholders. Furthermore, additional financial restrictions and other limitations may be contained in future credit agreements.
The right to payment of dividends expires five years after the board of directors declared the dividend payable.
Under the DGCL, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for either or both of the fiscal year in which the dividend is declared and the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). Dividends may be paid in the form of shares, property or cash.
Appointment of Directors
Pursuant to the Belgian CCA and the articles of association, the board of directors must consist of at least three directors. Our company’s Corporate Governance Charter provides that the composition of the board of directors should ensure that decisions are made in the corporate interest. It should be determined on the basis of diversity, as well as complementary skills, experience and knowledge. Pursuant to the

Belgian Code on Corporate Governance, a majority of the directors must be non-executive and at least three directors must be independent in accordance with the criteria set out in the Belgian Code on Corporate Governance. By 1 January 2026, at least one third of the members of the board of directors must be of the opposite gender.
Liquidation Rights
Our company can only be voluntarily dissolved by a shareholders’ resolution passed with a majority of at least 75% of the votes cast at an extraordinary meeting of shareholders where at least 50% of the share capital is present or represented. In the event the required quorum is not present or represented at the first meeting, a second meeting needs to be convened through a new notice. The second meeting of shareholders can validly deliberate and decide regardless of the number of shares present or represented.
Under the DGCL, unless the board of directors approves the proposal to dissolve, dissolution of a Delaware corporation must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The DGCL allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.
In the event of the dissolution and liquidation of our company, the assets remaining after payment of all debts and liquidation expenses will be distributed to the holders of our shares, each receiving a sum on a pro rata basis.
Pursuant to article 7:228 of the Belgian CCA, if, as a result of losses incurred, the ratio of our company’s net assets (determined in accordance with Belgian legal and accounting rules for non-consolidated financial statements) to share capital is less than 50%, the board of directors must convene an extraordinary general shareholders’ meeting within two months as of the date upon which the board of directors discovered or should have discovered this undercapitalization. At this general shareholders’ meeting the board of directors needs to propose either the dissolution of our company or the continuation of our company, in which case the board of directors must propose measures to redress our company’s financial situation. The board of directors must justify its proposals in a special report to the shareholders. Shareholders representing at least 75% of the votes validly cast at this meeting have the right to dissolve our company, provided that at least 50% of our company’s share capital is present or represented at the meeting.
If, as a result of losses incurred, the ratio of our company’s net assets to share capital is less than 25%, the same procedure must be followed, it being understood, however, that in that event shareholders representing 25% of the votes validly cast at the meeting (whereby abstentions are not included in the numerator nor in the denominator) can decide to dissolve our company.
Pursuant to article 7:229 of the Belgian CCA, if the amount of our company’s net assets has dropped below €61,500, any interested party is entitled to request the competent court to dissolve our company. The court can order the dissolution of our company or grant a grace period within which our company is to remedy the situation.
If our company is dissolved for any reason, the liquidation must be carried out by one or more liquidators appointed by the general shareholders’ meeting and whose appointment has been ratified by the enterprise court. Any balance remaining after discharging all debts, liabilities and liquidation costs must first be applied to reimburse, in cash or in kind, the paid-up capital of the shares not yet reimbursed. Any remaining balance shall be equally distributed amongst all the shareholders.
Belgian Legislation
Disclosure of Significant Shareholdings
Pursuant to the Belgian Act of 2 May 2007 on the disclosure of significant shareholdings in issuers whose securities are admitted to trading on a regulated market and containing various provisions, as amended from time to time, a notification to our company and to the FSMA is required by all natural persons and legal entities (i.e. legal person, enterprise without legal personality, or trust), in the following circumstances:

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an acquisition or disposal of voting securities, voting rights or financial instruments that are treated as voting securities;

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the reaching of a threshold by persons or legal entities acting in concert;

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the conclusion, modification or termination of an agreement to act in concert;

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the downward reaching of the lowest threshold;

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the passive reaching of a threshold;

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the holding of voting securities in our company upon first admission thereof to trading on a regulated market;

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where a previous notification concerning the financial instruments treated as equivalent to voting securities is updated;

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the acquisition or disposal of the control of an entity that holds voting securities in our company; and

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where our company introduces additional notification thresholds in the articles of association,

in each case where the percentage of voting rights attached to the securities held by such persons reaches, exceeds or falls below the legal threshold, set at 5% of the total voting rights, and 10%, 15%, 20% and so on in increments of 5% or, as the case may be, the additional thresholds provided in the articles of association. Our company has provided for an additional threshold of 3% in the articles of association that will enter into force subject to, and with effect as from, the closing of the Offering.
The notification must be made promptly and at the latest within four trading days following the moment on which the person who is subject to the notification obligation received knowledge or could be deemed to have received knowledge of the acquisition or disposal of the voting rights triggering the reaching of the threshold. Where our company receives a notification of information regarding the reaching of a threshold, it has to publish such information within three trading days following receipt of the notification. The person who has failed to make such notification 20 days before the general shareholders’ meeting may not vote at the general meeting for 25% or more than 25% of the total voting rights at the date of the general shareholders’ meeting.
The forms on which such notifications must be made, as well as further explanations, can be found on the website of the FSMA (www.fsma.be). Violation of the disclosure requirements may result in the suspension of voting rights, a court order to sell the securities to a third party and/or criminal liability. The FSMA may also impose administrative sanctions. Our company is required to publicly disclose any notifications received regarding increases or decreases in a shareholder’s ownership of our company’s securities, and must mention these notifications in the notes to its financial statements. A list as well as a copy of such notifications will be accessible on our company’s website.
In accordance with U.S. federal securities laws, holders of our ordinary shares will be required to comply with disclosure requirements relating to their ownership of our securities. Any person that, after acquiring beneficial ownership of our ordinary shares, is the beneficial owners of more than 5% of our outstanding ordinary shares must file with the SEC a Schedule 13D or Schedule 13G, as applicable, disclosing the information required by such schedules, including the number of our ordinary shares that such person has acquired (whether alone or jointly with one or more other persons). In addition, if any material change occurs in the facts set forth in the report filed on Schedule 13D (including a more than 1% increase or decrease in the percentage of the total shares beneficially owned), the beneficial owner must promptly file an amendment disclosing such change.
Disclosure of Net Short Positions
Pursuant to the Regulation (EU) No. 236/2012 of the European Parliament and the Council on short selling and certain aspects of credit default swaps, any person that acquires or disposes of a net short position relating to our issued share capital, whether by a transaction in shares, or by a transaction creating or relating to any financial instrument where the effect or one of the effects of the transaction is to confer a financial advantage on the person entering into that transaction in the event of a decrease in the price of such shares is required to notify the FSMA if, as a result of which acquisition or disposal his net short position reaches, exceeds or falls below 0.2% of our issued share capital and each 0.1% above that. If the net short position reaches 0.5%, and also at every 0.1% above that, the FSMA will disclose the net short position to the public.
Public Takeover Bids
Public takeover bids for the shares and other securities giving access to voting rights (such as war-rants or convertible bonds, if any) are subject to supervision by the FSMA. Any public takeover bid must be extended to all of our company’s voting securities, as well as all other securities giving access to voting rights. Prior to making a bid, a bidder must publish a prospectus which has been approved by the FSMA prior to publication.
Belgium has implemented the Thirteenth Company Law Directive (European Directive 2004/25/EC of 21 April 2004) by the Belgian Act of 1 April 2007 on public takeover bids, as amended (the “Belgian Takeover Act”) and the Belgian Royal Decree of 27 April 2007 on public takeover bids, as amended (the “Belgian Takeover Decree”). The Belgian Takeover Act provides that a mandatory bid must be launched if a person, as a result of its own acquisition or the acquisition by persons acting in concert with it or by persons acting for their account, directly or indirectly holds more than 30% of the voting securities in a company having its registered office in Belgium and of which at least part of the voting securities are traded on a regulated market or on a multilateral trading facility designated by the Belgian Takeover Decree. The mere fact of exceeding the relevant threshold through the acquisition of shares will give rise to a mandatory bid, irrespective of whether the price paid in the relevant transaction exceeds the current market price. The duty to launch a mandatory bid does not apply in certain cases set out in the Belgian Takeover Decree such as (i) in case of an acquisition if it can be shown that a third party exercises control over our company or that such party holds a larger stake than the person holding 30% of the voting securities or (ii) in case of a capital increase with preferential subscription rights decided by our company’s general shareholders’ meeting.
There are several provisions of Belgian company law and certain other provisions of Belgian law, such as the obligation to disclose significant shareholdings (see “— Disclosure of Significant Shareholding” above) and merger control, that may apply towards our company and which may create hurdles to an unsolicited tender offer, merger, change in management or other change in control. These provisions could discourage potential takeover attempts that other share-holders may consider to be in their best interest and could adversely affect the market price of the shares. These provisions may also have the effect of depriving the shareholders of the opportunity to sell their shares at a premium.
In addition, pursuant to Belgian company law, the board of directors of Belgian companies may in certain circumstances, and subject to prior authorization by the shareholders, deter or frustrate public takeover bids through dilutive issuances of equity securities (pursuant to the “authorized capital”) or through share buy-backs (i.e. purchase of own shares). In principle, the authorization of the board of directors to increase the share capital of our company through contributions in kind or in cash with cancellation or limitation of the preferential subscription right of the existing shareholders is suspended as of the notification to our company by the FSMA of a public takeover bid on the securities of our company. The general shareholders’ meeting can, however, under certain conditions, expressly authorize the board of directors to increase the capital of our company in such case by issuing shares in an amount of not more than 10% of the existing shares at the time of such a public takeover bid.
On September 7, 2020, the general shareholders’ meeting expressly authorized the board of directors to increase our company’s capital as a protective mechanism against potential public takeover bids.
The articles of association do not provide for any other specific protective mechanisms against public takeover bids.
Squeeze-Out
Pursuant to article 7:82 of the Belgian CCA or the regulations promulgated thereunder, a person or legal entity, or different persons or legal entities acting alone or in concert, who own, together with our company, at least 95% of the securities with voting rights in a listed company are entitled to acquire the totality of the securities with voting rights in that company following a squeeze-out offer. The securities that are not voluntarily tendered in response to such an offer are deemed to be automatically transferred to the bidder at the end of the procedure. At the end of the squeeze-out procedure, our company is no longer deemed a listed company. The consideration for the securities must be in cash and must represent the fair value (verified by an independent expert) as to safeguard the interests of the transferring shareholders.
A squeeze-out offer is also possible upon completion of a public takeover bid, provided that the bidder holds at least 95% of the voting capital and 95% of the voting securities of the public company. In such a case, the bidder may require that all remaining shareholders sell their securities to the bidder at the Offering Price of the takeover bid, provided that, in case of a voluntary takeover offer, the bidder has also acquired 90% of the voting capital to which the offer relates. The shares that are not voluntarily tendered in response to any such offer are deemed to be automatically transferred to the bidder at the end of the procedure.
The DGCL provides for shareholders appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the shareholder’s shares, in connection with certain mergers and consolidations.
Limitations on the Right to Own Securities
Neither Belgian law nor our articles of association impose any general limitation on the right of non-residents or foreign persons to hold our securities or exercise voting rights on our securities other than those limitations that would generally apply to all shareholders.
Exchange Controls and Limitations Affecting Shareholders
There are no Belgian exchange control regulations that impose limitations on our ability to make, or the amount of, cash payments to residents of the United States.
We are in principle under an obligation to report to the National Bank of Belgium certain cross-border payments, transfers of funds, investments and other transactions in accordance with applicable balance-of-payments statistical reporting obligations. Where a cross-border transaction is carried out by a Belgian credit institution on our behalf, the credit institution will in certain circumstances be responsible for the reporting obligations.
Securities Exercisable for Ordinary Shares
Equity Incentives
See the section of this prospectus titled “Management — Warrant Plans” for a description of securities granted by our board of directors to our directors, members of the executive management team, employees and other service providers.
Listing
Our ordinary shares have been approved for listing on the Nasdaq Global Market under the symbol “NYXH”. Our ordinary shares are currently listed on Euronext Brussels under the symbol “NYXH.”
Transfer Agent and Registrar
Upon the closing of the offering, the transfer agent and registrar for the ordinary shares will be Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to the offering, although our ordinary shares are admitted to trading on Euronext Brussels since 2020, there has been no public market on a U.S. national securities exchange for our ordinary shares and we cannot assure you that a significant public market in the United States for the ordinary shares will be established or sustained after this offering.
Some of our ordinary shares are subject to contractual and legal restrictions on resale as described below. There may be sales of substantial amounts of the ordinary shares in the public market after such restrictions lapse, which could adversely affect prevailing market prices and could impair our future ability to raise equity capital.
Based on the number of ordinary shares outstanding on March 31, 2021, upon the closing of the offering, 24,942,609 ordinary shares will be outstanding, or 25,367,859 ordinary shares if the underwriters exercise in full their options to purchase an additional 425,250 ordinary shares in the offering. The ordinary shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act, except for any ordinary shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, sales of which would be subject to Rule 144 resale restrictions described below, other than the holding period requirement.
The ordinary shares held by existing shareholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the United States on the Nasdaq Global Market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 or Rule 701 promulgated under the Securities Act.
Rule 144
Rule 144 provides an exemption from the registration requirements of the Securities Act for restricted securities and securities held by certain affiliates of an issuer being sold in the United States, to U.S. persons or through U.S. securities markets. In general, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose securities are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who have beneficially owned restricted securities for at least six months, and any of our affiliates who owns either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.
Non-Affiliates
Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 without complying with the manner of sale, volume limitation or notice provisions of Rule 144 if:
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the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

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we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

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we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without complying with any of the requirements of Rule 144, including the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.
Affiliates
Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above.

Once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our affiliates who have beneficially owned the securities proposed to be sold for at least six months and comply with the manner of sale and notice provisions of Rule 144 would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:
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1% of the number of ordinary shares then outstanding, which will equal approximately 248,676 ordinary shares immediately after the consummation of this offering based on the number of ordinary shares outstanding as of March 31, 2021; or

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the average weekly trading volume of the ordinary shares on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Such sales under Rule 144 by our affiliates or persons selling ordinary shares on behalf of our affiliates are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.
Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six-month holding period of Rule 144, which does not apply to sales of unrestricted securities.
Rule 701
Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in the section of this prospectus titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.
Regulation S
Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus delivery requirements of the Securities Act.
Lock-up Agreements
Each of our directors and executive officers and certain shareholders have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or such securities convertible or exercisable ordinary shares for a period of 90 days after the date of this prospectus, without the prior written consent of Piper Sandler & Co., Stifel, Nicolaus & Company, Incorporated, and Cantor Fitzgerald & Co. See “Underwriting.”
In September 2020, subject to certain exceptions, all of our existing shareholders at the time of our initial public offering on Euronext Brussels entered into a lock-up arrangement with the underwriters. Holders of shares or other securities representing more than 2% of our shares on a fully diluted basis (excluding the new shares that were issued pursuant to the initial public offering) entered into a lock-up arrangement with the underwriters with respect to certain of their shares and other securities issued by us for a period of twelve months after the listing date, September 18, 2020, and holders of shares or other securities representing 2% or less of our shares on a fully diluted basis (excluding the new shares that were issued pursuant to the initial public offering) entered into a lock-up arrangement with the underwriters with respect to certain of their shares and other securities issued by us for a period of six months after the listing date.

MATERIAL UNITED STATES FEDERAL INCOME AND BELGIAN TAX CONSIDERATIONS
Certain Material U.S. Federal Income Tax Considerations to U.S. Holders
The following is a summary of certain material U.S. federal income tax considerations relating to ownership and disposition of ordinary shares by a U.S. holder (as defined below) that is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code; existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof; and the income tax treaty between Belgium and the United States in each case as of and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a contrary or different position concerning the tax consequences of ownership and disposition of the ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning, and disposing of the ordinary shares in their particular circumstances.
This summary addresses only the U.S. federal income tax considerations for U.S. holders of our ordinary shares and that will hold such ordinary shares as capital assets for U.S. federal income tax purposes. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address all tax considerations that may be applicable to a holder of ordinary shares that may be subject to special tax rules including, without limitation, the following:
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banks, financial institutions or insurance companies;

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brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;

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tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;

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real estate investment trusts, regulated investment companies or grantor trusts;

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persons that hold the ordinary shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

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partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities (including S Corporations), or persons that will hold the ordinary shares through such an entity;

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persons that received our ordinary shares as compensation for the performance of services;

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certain former citizens or long-term residents of the United States;

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holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of our ordinary shares; and

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holders that have a “functional currency” for U.S. federal income tax purposes other than the U.S. dollar.

Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the ownership and disposition of the ordinary shares.
If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds ordinary shares, the U.S. federal income tax consequences relating to an investment in our ordinary shares will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax considerations of owning and disposing of our ordinary shares in its particular circumstances.
For the purposes of this summary, a “U.S. holder” is a beneficial owner of ordinary shares that is (or is treated as), for U.S. federal income tax purposes:
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an individual who is a citizen or resident of the United States;

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a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

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an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

As indicated below, this discussion is subject to U.S. federal income tax rules applicable to a “passive foreign investment company,” or a PFIC.
Persons considering an investment in our ordinary shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to ownership and disposition of our ordinary shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.
Distributions.   Although we do not currently plan to pay dividends, and subject to the discussion under “— Passive Foreign Investment Company Considerations” below, the gross amount of any distribution (before reduction for any amounts withheld in respect of Belgian withholding tax) actually or constructively received by a U.S. holder with respect to ordinary shares will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ordinary shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the ordinary shares for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ordinary shares which are readily tradable on an established securities market in the United States. The ordinary shares are listed on the Nasdaq Global Market, or Nasdaq, which is an established securities market in the United States, and we expect the ordinary shares to be readily tradable on Nasdaq. However, there can be no assurance that the ordinary shares will be considered readily tradable on an established securities market in the United States in later years. We are incorporated under the laws of Belgium, and we believe that we qualify as a resident of Belgium for purposes of, and are eligible for the benefits of, The Convention between the Government of the United States of America and the Government of the Kingdom of Belgium for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed on November 27, 2006, or the U.S.-Belgium Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Belgium Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “— Passive Foreign Investment Company Considerations” below, such dividends will generally be “qualified dividend income” in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

A U.S. holder generally may claim the amount of any Belgian withholding tax as either a deduction from gross income or a credit against U.S. federal income tax liability. However, the foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. Generally, the credit cannot exceed the same proportion of a U.S. holder’s U.S. federal income tax liability which such U.S. holder’s “foreign source” taxable income bears to such U.S. holder’s worldwide taxable income. In applying this limitation, a U.S. holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. The amount of a distribution with respect to the ordinary shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Belgian income tax purposes, potentially resulting in a reduced foreign tax credit for the U.S. holder. Furthermore, Belgian income taxes that are withheld in excess of the rate applicable under the U.S.-Belgium Tax Treaty or that are refundable under Belgian law will not be eligible for credit against a U.S. holder’s federal income tax liability. Each U.S. holder should consult its own tax advisors regarding the foreign tax credit rules.
In general, the amount of a distribution paid to a U.S. holder in a foreign currency will be the dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. holder receives the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. holder realizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in a foreign currency are converted into U.S. dollars on the day they are received, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend.
Sale, Exchange or Other Taxable Disposition of the Ordinary Shares.   A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis for those ordinary shares. Subject to the discussion under “— Passive Foreign Investment Company Considerations” below, this gain or loss will generally be a capital gain or loss. The adjusted tax basis in the ordinary shares generally will be equal to the cost of such ordinary shares. Capital gain from the sale, exchange or other taxable disposition of ordinary shares of a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such ordinary shares exceeds one year (i.e., such gain is a long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.
For a cash basis taxpayer, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale. An accrual basis taxpayer, however, may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of the ordinary shares that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. For an accrual basis taxpayer that does not make such an election, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the trade date of the purchase or sale. Such an accrual basis taxpayer may recognize exchange gain or loss based on currency fluctuations between the trade date and the settlement date. Any foreign currency gain or loss a U.S. holder realizes will be U.S. source ordinary income or loss.
Net Investment Income Tax.   Certain U.S. holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Net Investment Income tax to its income and gains in respect of its investment in the ordinary shares.
Passive Foreign Investment Company Considerations.   If we are a PFIC for any taxable year, a U.S. holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets, for which purpose, assuming we are treated as a publicly traded company pursuant to Section 1297(e)(3) of the Code, the total value of our assets may be determined in part by reference to the market value of its ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of  “passive income.”
Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of cash, including the funds raised in offerings of the ordinary shares. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income for purposes of the PFIC tests. If we are classified as a PFIC for any year with respect to which a U.S. holder owns ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns ordinary shares, regardless of whether we continue to meet the tests described above.
Whether we are a PFIC for any taxable year will depend on the composition of our income and the projected composition and estimated fair market values of our assets in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year. The market value of our assets is generally determined in large part by reference to the market price of the ordinary shares, which is likely to fluctuate. Based on the foregoing, with respect to our 2021 taxable year, we do not anticipate that we will be a PFIC based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets, however, as previously mentioned, we cannot provide any assurances regarding our PFIC status for the current or future taxable years. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for the current or any future taxable year.
If we are a PFIC for any taxable year, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for the ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if  (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “— Distributions.”
If we are a PFIC for any year during which a U.S. holder holds our ordinary shares, we must generally continue to be treated as a PFIC by that U.S. holder for all succeeding years during which the U.S. holder holds our ordinary shares, unless we cease to meet the requirements for PFIC status and the U.S. holder makes a “deemed sale” election with respect to our ordinary shares. If such election is made, the U.S. holder will be deemed to have sold our ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences applicable to sales of PFIC shares described above. After the deemed sale election, the U.S. holder’s ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.
Certain elections exist that would result in an alternative treatment (such as mark-to-market treatment) of the ordinary shares. If a U.S. holder makes the mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. holder makes the election, the U.S. holder’s tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange.” Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of our ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement as disregarded). Nasdaq is a qualified exchange for this purpose and, consequently, if our ordinary shares are regularly traded, the mark-to-market election will be available to a U.S. holder. However, even if a U.S. holder validly makes a mark-to-market election with respect to our ordinary shares, the U.S. holder may continue to be subject to PFIC rules (described above) with respect to its indirect interest in any of our investments that are lower-tier PFICs (as defined below). In addition, it is possible that a mark-to-market election in our ordinary shares may result in a U.S. holder being taxed on the earnings and profits of a lower-tier PFIC that will result in a double counting of the same income.
The tax consequences that would apply if we were a PFIC would also be different from those described above if a U.S. holder were able to make a valid “qualified electing fund,” or QEF, election. However, we do not currently intend to provide the information necessary for U.S. holders to make a QEF election if we were treated as a PFIC for any taxable year and prospective investors should assume that a QEF election will not be available. U.S. holders should consult their tax advisors to determine whether any of these above elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.
If we are determined to be a PFIC, the general tax treatment for U.S. holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. holders in respect of any of our subsidiaries that also may be determined to be PFICs (“lower-tier PFICs”).
If a U.S. holder owns ordinary shares during any taxable year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company and any lower-tier PFICs, generally with the U.S. holder’s federal income tax return for that year. If our company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.
The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisers with respect to ownership and disposition of our ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to our ordinary shares and the IRS information reporting obligations with respect to ownership and disposition of the ordinary shares.
Backup Withholding and Information Reporting.   U.S. holders generally will be subject to information reporting requirements with respect to dividends on ordinary shares and on the proceeds from the sale, exchange or disposition of ordinary shares that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a correct taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.
Foreign Asset Reporting.   Certain U.S. holders who are individuals and certain entities controlled by individuals may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.
THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.
Material Belgian Tax Consequences
The following are the material Belgian federal income tax consequences of the acquisition, ownership and disposal of shares by an investor, but does not address all tax consequences of the ownership and disposal of shares, and does not take into account the specific circumstances of particular investors, some of which may be subject to special rules, or the tax laws of any country other than Belgium. The following does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, shares as a position in a straddle, share-repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions.
A Belgian resident is (i) an individual subject to Belgian personal income tax (i.e. an individual who has his domicile in Belgium or has the seat of his estate in Belgium, or a person assimilated to a Belgian resident), (ii) a company subject to Belgian corporate income tax, i.e. a company that has its principal establishment, administrative seat or effective place of management in Belgium (and that is not excluded from the scope of the Belgian corporate income tax) (A company having its registered seat in Belgium shall be presumed, unless the contrary is proved, to have its principal establishment, administrative seat or effective place of management in Belgium), (iii) an Organization for Financing Pensions, or an OFP, subject to Belgian corporate income tax (i.e., a Belgian pension fund incorporated under the form of an OFP), or (iv) a legal entity subject to the Belgian tax on legal entities (i.e. a legal entity other than a company subject to the corporate income tax that has its principal establishment, administrative seat or effective place of management in Belgium). A Belgian non-resident is a person that is not a Belgian resident.
Investors are encouraged to consult their own advisers as to the tax consequences of the acquisition, ownership and disposal of the shares.
Belgian taxation of dividends on Shares
For Belgian income tax purposes, the gross amount of all distributions made by the company to its shareholders is generally taxed as a dividend distribution, except for the repayment of capital carried out in accordance with the Belgian Code on Companies and Associations to the extent that such repayment is imputed to the “fiscal” capital. The fiscal capital includes, in principle, the actual paid-up statutory capital and, subject to certain conditions, the paid issue premiums and the amounts subscribed to at the time of the issue of profit sharing certificates. Note that Article 18 of the Belgian Income Tax Code 1992 (“ITC”) was amended by the law of 25 December 2017. As a consequence, for any decision of capital reduction taken as from 1 January 2018 in accordance with the Belgian Code on Companies and Associations, the amount of the capital reduction will be deemed to be derived proportionally (a) from our fiscal capital, on the one hand and (b) on the other hand, from the total of  (i) certain taxed reserves incorporated in our capital, (ii) certain taxed reserves not incorporated into our capital and (iii) certain untaxed reserves incorporated into our capital (it being understood that the imputation of the capital reduction on these different categories of reserves will be made in that order of priority). The part of the capital reduction that is deemed to be derived from the abovementioned taxed and untaxed reserves will be treated as a dividend distribution from a tax perspective and be subject to Belgian withholding tax, if applicable. The part of the capital reduction that is deemed to derive from the abovementioned untaxed reserves may additionally give rise to a corporate income tax charge at the level of the company.
In general, a Belgian withholding tax of  (currently) 30% is levied on dividends. In the case of a redemption of shares, the redemption price (after deduction of the part of the paid-up fiscal capital represented by the shares redeemed) will be treated as dividend that is subject to a Belgian withholding tax of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions. No withholding tax will be triggered if such redemption is carried out on a stock exchange and meets certain conditions. In the event of our liquidation, a withholding tax of 30% will be levied on any distributed amount exceeding the paid-up fiscal capital, subject to such relief as may be available under applicable domestic or tax treaty provisions.
Belgian tax law provides for certain exemptions from Belgian withholding tax on Belgian source dividends. If there is no exemption applicable under Belgian domestic tax law, the Belgian withholding tax can potentially be reduced or exempted for investors who are non-residents pursuant to the treaties regarding the avoidance of double taxation concluded between the Kingdom of Belgium and the state of residence of the non-resident shareholder (see below).
Belgian income tax
Belgian resident individuals
Belgian resident individuals who hold ordinary shares offered hereby as a private investment do not have to declare the dividend income in their personal income tax return since the 30% Belgian withholding tax fully discharges their personal income tax liability. If the dividend income would be declared in the personal income tax return, it will be taxed at 30% or, if lower, at the progressive personal income tax rates applicable to the taxpayer’s overall declared income. The first EUR 800 (amount applicable for income year 2021) of reported ordinary dividend income will be exempt from tax, subject to certain conditions. For the avoidance of doubt, all reported dividends (hence, not only dividends distributed on the shares) are taken into account to assess whether said maximum amount is reached.
If the dividends are declared in the personal income tax return, the Belgian withholding tax paid can be credited against the final personal income tax liability of the investor and may also be refunded to the extent that it exceeds the final personal income tax liability, provided that the dividend distribution does not result in a reduction in value of, or capital loss on, the shares. This condition is not applicable if the Belgian individual can demonstrate that he has had full ownership of the shares during an uninterrupted period of 12 months prior to the attribution of the dividends.
Belgian resident individuals who acquire and hold the shares for professional purposes must always declare the dividend income in their personal income tax return and will be taxable at the individual’s personal income tax rate increased with local surcharges. Withholding tax withheld at source may be credited against the personal income tax due and is reimbursable to the extent that it exceeds the personal income tax due, subject to two conditions: (i) the taxpayer must own the shares in full legal ownership on the day the beneficiary of the dividend is identified, and (ii) the dividend distribution may not result in a reduction in value of or a capital loss on the shares. The latter condition is not applicable if the individual can demonstrate that he has held the full legal ownership of the shares for an uninterrupted period of 12 months prior to the payment or attribution of the dividends.
Belgian resident companies
For Belgian resident companies, the dividend withholding tax does not fully discharge the corporate income tax liability. For such companies, the gross dividend income (including the Belgian withholding tax and excluding the foreign withholding tax, if any) must be declared in the corporate income tax return and will be added to their taxable income, which is, in principle, taxed at the ordinary corporate income tax rate of 25% (as of assessment year 2021 for financial years starting on or after 1 January 2020). In certain circumstances and subject to certain conditions, a reduced corporate income tax rate of 20% (as of assessment year 2021 for financial years starting on or after 1 January 2020) applies to small companies and Medium Sized Enterprises (as defined by Article 1:24, §1 to §6 of the Belgian Code on Companies and Associations) on the first EUR 100,000 of taxable profits.
Belgian resident companies can generally deduct up to 100% of the gross dividend received from the taxable income (“dividend received deduction”), provided that at the time of a dividend payment or attribution: (1) the Belgian resident company holds shares representing at least 10% of the share capital of the company or a participation in the company with an acquisition value of at least EUR 2,500,000; (2) the shares have been held or will be held in full legal ownership for an uninterrupted period of at least one year; and (3) the conditions relating to the taxation of the underlying distributed income, as described in article 203 of the ITC are met (together the “Conditions for the application of the dividend received deduction regime”).
For qualifying investment companies, certain of the aforementioned conditions with respect to the dividend received deduction do not apply. The Conditions for the application of the dividend received deduction regime depend on a factual analysis and for this reason the availability of this regime should be verified upon each dividend distribution.
The Belgian withholding tax may, in principle, be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due, subject to the two following conditions: (i) the taxpayer must own the shares in full legal ownership on the day the beneficiary of the dividend is identified and (ii) the dividend distribution may not give rise to a reduction in the value of, or a capital loss on, the shares. The latter condition is not applicable if the company proves that it held the shares in full legal ownership during an uninterrupted period of 12 months prior to the attribution of the dividends or if, during that period, the shares never belonged to a taxpayer other than a resident company or a non-resident company which has, in an uninterrupted manner, invested the Shares in a Belgian establishment.
No Belgian withholding tax will be due on dividends paid by us to a resident company provided the resident company owns, at the time of the distribution of the dividend, at least 10% of our share capital for an uninterrupted period of at least one year and, provided further, that the resident company provides us or our paying agent with a certificate as to its status as a resident company and as to the fact that it has owned a 10% shareholding for an uninterrupted period of one year. For those companies owning a share participation of at least 10% in our share capital for less than one year, we will levy the withholding tax but will not transfer it to the Belgian Treasury provided that the Belgian resident company certifies its qualifying status, the date from which it has held such minimum participation, and its commitment to hold the minimum participation for an uninterrupted period of at least one year. The Belgian resident company must also inform us or our paying agent if the one-year period has expired or if its shareholding will drop below 10% of our share capital before the end of the one-year holding period. As soon as the investor owns the share participation of at least 10% in our capital for one year, it will receive the amount of this temporarily levied withholding tax.
Please note that the above described dividend received deduction and withholding tax exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements (“rechtshandeling of geheel van rechtshandelingen”/”acte juridique ou un ensemble d’actes juridiques”) for which the Belgian tax administration, taking into account all relevant facts and circumstances, has proven, unless evidence to the contrary, that this arrangement or this series of arrangements is not genuine (“kunstmatig”/”non authentique”) and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the EU Parent-Subsidiary Directive of 30 November 2011 (2011/96/EU) (“Parent-Subsidiary Directive”) in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality.
Belgian resident organisations for financing pensions
For Belgian pension funds incorporated under the form of an Organization for Financing Pensions (“organismen voor de financiering van pensioenen”/“organismes de financement de pensions”) within the meaning of article 8 of the Belgian Act of 27 October 2006, the dividend income is generally tax exempt. Subject to certain limitations, any Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due.
Belgian (or foreign) OFPs not holding the Shares — which give rise to dividends — for an uninterrupted period of 60 days in full ownership amounts to a rebuttable presumption that the arrangement or series of arrangements (“rechtshandeling of geheel van rechtshandelingen”/“acte juridique ou un ensemble d’actes juridiques”) which are connected to the dividend distributions, are not genuine (“kunstmatig”/“non authentique”). The withholding tax exemption will in such case not apply and/or any Belgian dividend withholding tax levied at source on the dividends will in such case not be credited against the corporate income tax, unless counterproof is provided by the OFP that the arrangement or series of arrangements are genuine.
Other Belgian resident legal entities subject to Belgian legal entities tax
Belgian resident legal entities will be subject to the Belgian withholding tax on the dividends distributed by us. Under the current Belgian tax rules, Belgian withholding tax will represent the final tax liability and the dividends should, therefore, not be included in the tax returns of the legal entities.
Non-resident individuals and companies
For non-resident individuals and companies, the dividend withholding tax will be the only tax on dividends in Belgium, unless the non-resident holds the shares in connection with a business conducted in Belgium through a fixed base in Belgium or a Belgian permanent establishment.
If the shares are acquired by a non-resident in connection with a business in Belgium, the investor must report any dividends received, which will be taxable at the applicable non-resident individual or corporate income tax rate, as appropriate. Belgian withholding tax levied at source may be credited against non-resident individual or corporate income tax and is reimbursable to the extent that it exceeds the income tax due, subject to two conditions: (1) the taxpayer must own the shares in full legal ownership on the day the beneficiary of the dividend is identified and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the shares. The latter condition is not applicable if  (a) the non-resident individual or the non-resident company can demonstrate that the shares were held in full legal ownership for an uninterrupted period of 12 months prior to the payment or attribution of the dividends or (b) with regard to non-resident companies only, if, during the relevant period, the shares have not belonged to a taxpayer other than a resident company or a non-resident company which has, in an uninterrupted manner, invested the shares in a Belgian establishment.
Non-resident companies whose Shares are invested in a Belgian PE may deduct 100% of the gross dividends received from their taxable income if, at the date the dividends are paid or attributed, the Conditions for the application of the dividend received deduction regime are met (see supra). Application of the dividend received deduction regime depends, however, on a factual analysis to be made upon each distribution and its availability should be verified upon each distribution.
Belgian dividend withholding tax relief for non-residents
Dividends distributed to non-resident individuals who do not use the Shares in the exercise of a professional activity, may be eligible for the tax exemption with respect to ordinary dividends in an amount of up to EUR 800 (amount applicable for income year 2021) per year. For the avoidance of doubt, all dividends paid or attributed to such non-resident individual (and hence not only dividends paid or attributed on the Shares) are taken into account to assess whether said maximum amount is reached. Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to the Shares, such non-resident individual may request in its Belgian non-resident income tax return that any Belgian withholding tax levied on up to such an amount be credited and, as the case may be, reimbursed. However, if no Belgian non-resident income tax return has to be filed by the non-resident individual, any Belgian withholding tax levied on up to such an amount could in principle be reclaimed by filing a request thereto addressed to the tax official (“Adviseur-generaal Centrum Buitenland”/”Conseiller-général du Centre Étranger”) appointed by the Royal Decree of 28 April 2019. Such a request has to be made at the latest on 31 December of the calendar year following the calendar year in which the relevant dividend(s) have been received, together with an affidavit confirming the non-resident individual status and certain other formalities determined in the Royal Decree.
Belgian tax law provides for certain exemptions from withholding tax on Belgian source dividends distributed to non-resident investors. Under Belgian tax law, withholding tax is not due on dividends paid to a foreign pension fund which satisfies the following conditions: (i) it is a non-resident saver within the meaning of Article 227, 3° of the Belgian Income Tax Code which implies that it has separate legal personality and has its tax residence outside of Belgium; (ii) whose corporate purpose consists solely in managing and investing funds collected in order to pay legal or complementary pensions; (iii) whose activity is limited to the investment of funds collected in the exercise of its corporate purpose, without any profit making aim; (iv) which is exempt from income tax in its country of residence; and (v) provided that it is not contractually obliged to redistribute the dividends to any ultimate beneficiary of such dividends for whom it would manage the Shares, nor obliged to pay a manufactured dividend with respect to the Shares under a securities borrowing transaction. The exemption will only apply if the foreign pension fund provides a certificate confirming that it is the full legal owner or usufruct holder of the Shares and that the above conditions are satisfied. The pension fund must then forward that certificate to us or our paying agent.
Dividends distributed to non-resident qualifying parent companies established in a Member State of the EU or in a country with which Belgium has concluded a double tax treaty that includes a qualifying exchange of information clause, will, under certain conditions, be exempt from Belgian withholding tax provided that the Shares held by the non-resident company, upon payment or attribution of the dividends, amount to at least 10% of our share capital and such minimum participation is held or will be held during an uninterrupted period of at least one year. A non-resident company qualifies as a parent company provided that (i) for companies established in a Member State of the EU, it has a legal form as listed in the annex to the EU Parent-Subsidiary Directive, as amended from time to time, or, for companies established in a country with which Belgium has concluded a qualifying double tax treaty, it has a legal form similar to the ones listed in such annex; (ii) it is considered to be a tax resident according to the tax laws of the country where it is established and the double tax treaties concluded between such country and third countries; and (iii) it is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime. In order to benefit from this exemption, the non-resident company must provide us or our paying agent with a certificate confirming its qualifying status and the fact that it meets the required conditions.
If the non-resident company holds a minimum participation for less than one year at the time the dividends are attributed to the Shares, we must levy the withholding tax but does not need to transfer it to the Belgian Treasury provided that the non-resident company provides us or our paying agent with a certificate confirming, in addition to its qualifying status, the date as of which it has held the minimum participation, and its commitment to hold the minimum participation for an uninterrupted period of at least one year. The non-resident company must also inform us or our paying agent when the one-year period has expired or if its shareholding drops below 10% of our share capital before the end of the oneyear holding period. Upon satisfying the one-year holding requirement, the dividend withholding tax which was temporarily withheld, will be refunded to the non-resident company.
Please note that the above withholding tax exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements (“rechtshandeling of geheel van rechtshandelingen”/”acte juridique ou un ensemble d’actes juridiques”) for which the tax Belgian tax administration, taking into account all relevant facts and circumstances, has proven, unless evidence to the contrary, that this arrangement or this series of arrangements is not genuine (“kunstmatig”/”non authentique”) and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the Parent-Subsidiary Directive in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality.
Dividends distributed by a Belgian company to non-resident companies on a share participation of less than 10% will under certain conditions be subject to an exemption from withholding tax, provided that the non- resident companies (i) are either established in another Member State of the EEA or in a country with which Belgium has concluded a double tax treaty, where that treaty, or any other treaty concluded between Belgium and that jurisdiction, includes a qualifying exchange of information clause; (ii) have a legal form as listed in Annex I, Part A to the Parent-Subsidiary Directive as amended from time to time, or a legal form similar to the legal forms listed in the aforementioned annex and which is governed by the laws of another Member State of the EEA or a similar legal form in a country with which Belgium has concluded a double tax treaty; (iii) hold a share participation in the Belgian dividend distributing company, upon payment or attribution of the dividends, of less than 10% of our share capital but with an acquisition value of at least €2.5 million; (iv) hold or will hold the Shares which give rise to the dividends in full legal ownership during an uninterrupted period of at least one year; and (v) are subject to the corporate income tax or a tax regime similar to the corporate income tax without benefiting from a tax regime which deviates from the ordinary regime. The exemption from withholding tax is only applied to the extent that the Belgian withholding tax, which would be applicable absent the exemption, could not be credited nor reimbursed at the level of the qualifying, dividend receiving, company. The non-resident company must provide us or our paying agent with a certificate confirming, in addition to its full name, legal form, address and fiscal identification number (if applicable), its qualifying status and the fact that it meets the required conditions mentioned under (i) to (v) above, and indicating to which extent the withholding tax, which would be applicable absent the exemption, is in principle creditable or reimbursable on the basis of the law as applicable on December 31 of the year preceding the year during which the dividend is paid or attributed.
If there is no exemption applicable under Belgian domestic tax law, the Belgian dividend withholding tax can potentially be reduced or exempted for investors who are non-residents pursuant to the treaties regarding the avoidance of double taxation concluded between the Kingdom of Belgium and the state of residence of the non-resident shareholder. Belgium has concluded tax treaties with more than 95 countries, reducing the dividend withholding tax rate to 15%, 10%, 5% or 0% for residents of those countries, depending on conditions, among others, related to the size of the shareholding and certain identification formalities.
Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation (the “U.S. — Belgium Treaty”). The U.S. — Belgium Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers, provided that the U.S. taxpayer meets the limitation of benefits conditions imposed by the U.S. — Belgium Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S. — Belgium Treaty. The 5% withholding tax applies in case where the U.S. shareholder (beneficial owner) is a company which owns directly at least 10% of our shares. A 0% Belgian withholding tax applies when the shareholder is a company (beneficial owner) which has owned directly at least 10% of our shares during at least 12 months, or is, subject to certain conditions, a U.S. pension fund. The U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitation of benefits conditions as imposed by the U.S. — Belgium Treaty.
Prospective holders are encouraged to consult their own tax advisers to determine whether they qualify for an exemption or a reduction of the withholding tax rate upon payment of dividends and, if so, the procedural requirements for obtaining such an exemption or a reduction upon the payment of dividends or making claims for reimbursement.
Capital gains and losses on Shares
Belgian resident individuals
Belgian resident individuals acquiring the shares as a private investment should not be subject to Belgian capital gains tax on the disposal of the shares and capital losses are not tax deductible. However, capital gains realized by a private individual are taxable at 33% (plus local surcharges) if the capital gain is deemed to be realized outside the scope of the normal management of the individual’s private estate. Capital losses incurred in such transactions are generally not tax deductible.
Capital gains realized by Belgian resident individuals on the disposal of the shares for consideration, outside the exercise of a professional activity, to a non-resident company (or a body constituted in a similar legal form), to a foreign state (or one of its political subdivisions or local authorities) or to a non-resident legal entity, each time established outside the EEA, are in principle taxable at a rate of 16.5% (plus local surcharges) if, at any time during the five years preceding the sale, the Belgian resident individual has owned directly or indirectly, alone or with his/her spouse or with certain relatives, a substantial shareholding in us (i.e., a shareholding of more than 25% in us). Capital losses are, however, not tax deductible in such event.
Capital gains realised by Belgian resident individuals upon redemption of the Shares or upon our liquidation will generally be taxable as a dividend. See “— Belgian taxation of dividends on Shares — Belgian income tax — Belgian resident individuals.”
Belgian resident individuals who hold shares for professional purposes are taxed at the ordinary progressive income tax rates increased by the applicable local surcharges on any capital gains realized upon the disposal of the shares, except for the Shares held for more than five years, which are taxable at a separate rate of 10% (capital gains realised in the framework of the cessation of activities under certain circumstances) or 16.5% (other), plus local surcharges. Capital losses on the Shares incurred by Belgian resident individuals who hold the Shares for professional purposes are in principle tax deductible.
Belgian resident companies
Belgian resident companies are normally not subject to Belgian capital gains taxation on gains realized upon the disposal of the shares provided that the Conditions for the application of the dividend received deduction regime are met. If one or more of the Conditions for the application of the dividend received deduction regime are not met, any capital gain realised would be taxable at the standard corporate income tax rate of 25% (as of assessment year 2021 for financial years starting on or after January 1, 2020), unless the reduced corporate income tax rate of 20% for small companies and Medium Sized Enterprises applies (see supra).
Capital losses on the Shares incurred by Belgian resident companies are as a general rule not tax deductible.
However, shares held in the trading portfolios of Belgian qualifying credit institutions, investment enterprises and management companies of collective investment undertakings are subject to a different regime. In general, the capital gains on such shares are taxable at the corporate income tax rate of 25% and capital losses on such shares are tax deductible. Internal transfers to and from the trading portfolio are assimilated to a realization.
Capital gains realised by Belgian resident companies upon redemption of the Shares or upon our liquidation will, in principle, be subject to the same taxation regime as dividends.
Belgian resident organisations for financing pensions
Belgian pension funds incorporated under the form of an OFP are, in principle, not subject to Belgian capital gains taxation on the disposal of the shares, and capital losses are not tax deductible.
Capital gains realized by Belgian OFPs upon the redemption of ordinary shares or upon the our liquidation will in principle be taxed as dividends.
Other Belgian resident legal entities subject to Belgian legal entities tax
Capital gains realised upon disposal of the Shares by Belgian resident legal entities are in principle not subject to Belgian income tax and capital losses are not tax deductible.
Capital gains realised upon disposal of  (part of) a substantial participation in a Belgian company (i.e. a participation representing more than 25% of our share capital at any time during the last five years prior to the disposal) may, however, under certain circumstances be subject to income tax in Belgium at a rate of 16.5%.
Capital gains realised by Belgian resident legal entities upon redemption of the Shares or upon our liquidation will, in principle, be subject to the same taxation regime as dividends.
Non-resident individuals, non-resident companies or non-resident entities
Non-resident individuals, companies or entities are, in principle, not subject to Belgian income tax on capital gains realised upon disposal of the Shares, unless the Shares are held as part of a business conducted in Belgium through a fixed base in Belgium or a Belgian PE. In such a case, the same principles apply as described with regard to Belgian individuals (holding the Shares for professional purposes), Belgian companies, Belgian resident organisations for financing pensions or other Belgian resident legal entities subject to Belgian legal entities tax.
Non-resident individuals who do not use the Shares for professional purposes and who have their fiscal residence in a country with which Belgium has not concluded a tax treaty or with which Belgium has concluded a tax treaty that confers the authority to tax capital gains on the Shares to Belgium, might be subject to tax in Belgium if the capital gains are obtained or received in Belgium and arise from transactions which are to be considered speculative or beyond the normal management of one’s private estate or in case of disposal of a substantial participation in a Belgian company as mentioned in the tax treatment of the disposal of the shares by Belgian individuals (see supra). Such non-resident individuals might therefore be obliged to file a tax return and should consult their own tax adviser.
Capital gains realised by non-resident individuals or non-resident companies upon redemption of the Shares or upon our liquidation will, in principle, be subject to the same taxation regime as dividends.
Belgian Tax on Stock Exchange Transactions
A tax on stock exchange transactions (Taxe sur les opérations de bourse / Taks op de beursverrichtingen) at the rate of 0.35% (subject to a maximum amount of EUR 1,600 per party and per transaction) will in principle be levied upon the sale and purchase and any other acquisition or transfer for consideration of the Shares on the secondary market if  (i) it is entered into or carried out in Belgium through a professional intermediary, or (ii) deemed to be entered into or carried out in Belgium, which is the case if the order is directly or indirectly made to a professional intermediary established outside of Belgium, either by private individuals with habitual residence (gewone verblijfplaats/residence habituelle) in Belgium, or legal entities for the account of their seat or establishment in Belgium (both, a “Belgian Investor”). A separate tax is due from each of the seller and the purchaser, both collected by the professional intermediary. No tax on stock exchange transactions will be due on the issuance of the Shares (primary market transaction).
However, if the order is directly or indirectly made to a professional intermediary established outside of Belgium by a Belgian Investor, the tax on stock exchange transactions will in principle be due by this Belgian Investor (who will be responsible for the filing of a stock exchange tax return and for the timely payment of the amount of stock exchange tax due), unless that Belgian Investor can demonstrate that the tax on stock exchange transactions due has already been paid by the professional intermediary established outside of Belgium. In such a case, the foreign professional intermediary also has to provide each client (which gives such intermediary an order) with a qualifying order statement (“bordereau”/”borderel”), at the latest on the business day after the day the transaction concerned was realised. The qualifying order statements must be numbered in series and a duplicate must be retained by the professional intermediary. The duplicate can be replaced by a qualifying day-to-day listing, numbered in series. Alternatively, professional intermediaries established outside of Belgium could appoint a stock exchange tax representative in Belgium, subject to certain conditions and formalities (“Stock Exchange Tax Representative”). Such Stock Exchange Tax Representative will then be liable towards the Belgian Treasury for the tax on stock exchange transactions due on behalf of clients that fall within one of the aforementioned categories (provided that these clients do not qualify as exempt persons for stock exchange tax purposes — see below) and for complying with the reporting obligations and the obligations relating to the order statement (bordereau/borderel) in that respect. If such a Stock Exchange Tax Representative would have paid the tax on stock exchange transactions due, the Belgian Investor will, as per the above, no longer be the debtor of the tax on stock exchange transactions.
Moreover, a tax on repurchase transactions (taks op de reportverrichtingen/taxe sur les reports (tax on a sale combined with a forward purchase) at the rate of 0.085 per cent (subject to a maximum of EUR 1,600 per party and per transaction) will be due from each party to any such transaction entered into or settled in Belgium in which a stockbroker acts for either party.
No tax on stock exchange transactions is due on transactions entered into by the following parties, provided they are acting for their own account: (i) professional intermediaries described in article 2, 9° and 10° of the Belgian Law of 2 August 2002 on the supervision of the financial sector and financial services; (ii) insurance companies described in article 2, §1 of the Belgian Law of 9 July 1975 on the supervision of insurance companies; (iii) pension institutions referred to in article 2,1° of the Belgian Law of 27 October 2006 concerning the supervision of pension institutions; (iv) undertakings for collective investment; (v) regulated real estate companies; and (vi) Belgian non-residents provided they deliver a certificate to their financial intermediary in Belgium confirming their non-resident status.
As stated below, the tax on stock exchange transactions and the tax on repurchase transactions should be abolished once the FTT enters into force. The proposal is still subject to negotiation between the participating Member States and therefore may be changed at any time.
Other Income Tax Considerations
In addition to the income tax consequences discussed above, we may be subject to tax in one or more other jurisdictions where we conduct activities. The amount of any such tax imposed upon our operations may be material.

New annual tax on securities accounts
On 17 February 2021, the new annual tax on securities accounts (“solidarity contribution”) has been adopted by the Belgian Parliament (publication in the Belgian State Gazette on 25 February 2021).
The tax is levied at a rate of 0.15% on the average value of taxable financial instruments held on securities accounts during a reference period of twelve consecutive months (in principle) starting on 1 October and ending on 30 September of the subsequent year. The tax targets securities accounts held by resident individuals, companies and legal entities, irrespective as to whether these accounts are held with a financial intermediary which is established or located in Belgium or abroad. The tax also applies to securities accounts held by non-resident individuals, companies and legal entities with a financial intermediary established or located in Belgium. The financial instruments envisaged include not only shares, bonds and notes, but also derivatives. When applicable, the amount of the tax would be limited to 10% of the difference between the taxable base and the threshold of EUR 1 million. Each securities account would be assessed separately. When multiple holders hold a securities account, each holder shall be jointly and severally liable for the payment of the tax and each holder may fulfill the declaration requirements for all holders.
There are various exemptions, such as securities accounts held by specific types of regulated entities for their own account.
A financial intermediary is defined as (i) the National Bank of Belgium, the European Central Bank and foreign central banks performing similar functions, (ii) a central securities depository included in article 198/1, §6, 12° of the Belgian Income Tax Code, (iii) a credit institution or a stockbroking firm as defined by Article 1, §3 of the Law of 25 April 2014 on the status and supervision of credit institutions and investment companies and (vi) the investment companies as defined by Article 3, §1 of the Law of 25 October 2016 on access to the activity of investment services and on the legal status and supervision of portfolio management and investment advice companies, which are, pursuant to national law, admitted to hold financial instruments for the account of customers.
An anti-abuse provision is also included to counter certain actions to avoid the tax, such as moving the taxable financial instruments to multiple security accounts to avoid exceeding the EUR 1 million threshold, converting taxable financial instruments into non-taxable nominative securities, or transferring to foreign securities accounts, among others. The anti-abuse provisions apply retroactively as from 30 October 2020.
Investors are advised to consult their tax advisors about the consequences of the tax on securities accounts on their own tax situation.
Common Reporting Standard
Following recent international developments, the exchange of information is governed by the Common Reporting Standard (“CRS”). More than 100 jurisdictions have signed the multilateral competent authority agreement (“MCAA”). The MCAA is a multilateral framework agreement to automatically exchange financial and personal information, with the subsequent bilateral exchanges coming into effect between those signatories that file the subsequent notifications.
More than 45 jurisdictions, including Belgium, have committed to a specific and ambitious timetable leading to the first automatic information exchanges in 2017, relating to income year 2016 (“early adopters”). More than 50 jurisdictions have committed to exchange information as from 2018.
Under CRS, financial institutions resident in a CRS country are required to report, according to a due diligence standard, financial information with respect to reportable accounts, which includes interest, dividends, account balance or value, income from certain insurance products, sales proceeds from financial assets and other income generated with respect to assets held in the account or payments made with respect to the account. Reportable accounts include accounts held by individuals and entities (which includes trusts and foundations) with fiscal residence in another CRS country. The standard includes a requirement to look through passive entities to report on the relevant controlling persons.
On 9 December 2014, EU Member States adopted Directive 2014/107/EU on administrative cooperation in direct taxation (“DAC2”), which provides for mandatory automatic exchange of financial information as foreseen in CRS. DAC2 amends the previous Directive on administrative cooperation in direct taxation, Directive 2011/16/EU.
The mandatory automatic exchange of financial information by EU Member States as foreseen in DAC2 started as of 30 September 2017 (as of 30 September 2018 for Austria).
The Belgian government has implemented said Directive 2014/107/EU, respectively the Common Reporting Standard, per the Law of 16 December 2015 regarding the exchange of information on financial accounts by Belgian financial institutions and by the Belgian tax administration, in the context of an automatic exchange of information on an international level and for tax purposes.
As a result of the Law of 16 December 2015, the mandatory automatic exchange of information applies in Belgium (i) as of income year 2016 (first information exchange in 2017) towards the EU Member States, (ii) as of income year 2014 (first information exchange in 2016) towards the US and (iii), with respect to any other non-EU States that have signed the MCAA, as of the respective date as determined by the Royal Decree of 14 June 2017. The Royal Decree provides that (i) for a first list of 18 countries, the mandatory exchange of information applies as of income year 2016 (first information exchange in 2017) and (ii) for a second list of 44 countries, the mandatory automatic exchange of information applies as of income year 2017 (first information exchange in 2018), (iii) as from 2019 (for the 2018 financial year) for another single jurisdiction and (iv) as from 2020 (for the 2019 financial year) for a third list of 6 jurisdictions.
Investors who are in any doubt as to their position should consult their professional advisers
The proposed financial transactions tax (“FTT”)
On 14 February 2013, the European Commission published a proposal (the “Commission’s Proposal”) for a Directive for a common financial transaction tax (“FTT”), to be levied on transactions in financial instruments by financial institutions if at least one of the parties to the transaction is located in the ‘FTT-zone’ as defined in the Commission’s Proposal. It was approved by the European Parliament in July 2013. Originally, the adopted Commission’s Proposal foresaw the financial transaction tax for 11 “Participating Member States” (Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia). However, on 16 March 2016 Estonia formally withdrew from the group of states willing to introduce the FTT. The actual implementation date of the FTT would depend on the future approval of the European Council and consultation of other EU institutions, and the subsequent transposition into local law.
If the financial transaction tax is introduced, under current published proposals financial institutions and certain other parties would be required to pay tax on transactions in financial instruments with parties (including, with respect to the EU-wide proposal, its affiliates) located in the FTT-zone. The proposed FTT has very broad scope and could, if introduced in its current form, apply to certain dealings in the Shares in certain circumstances. It is a tax on derivatives transactions (such as hedging activities) as well as on securities transactions, i.e. it applies to trading in instruments such as shares and bonds. The initial issue of instruments such as shares and bonds is exempt from financial transaction tax in the current Commission’s Proposal. This means that the issuance and subscription of the Shares should not become subject to financial transaction tax. Under current proposals the FTT could apply in certain circumstances to persons both within and outside of the participating Member States. Generally, it would apply to certain dealings in the Shares where at least one party is a financial institution, and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, “established” in a participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a participating Member State or (b) where the financial instrument which is subject to the dealings is issued in a participating Member State.
In 2019, Finance Ministers of the Member States participating in the enhanced cooperation indicated that they were discussing a new FTT proposal based on the French model of the tax and the possible mutualisation of the tax as a contribution to the EU budget.
According to the latest draft of this new FTT proposal (submitted by the German government), the FTT would be levied at a rate of at least 0.2 per cent. of the consideration for the acquisition of ownership of shares (including ordinary and any preference shares) admitted to trading on a trading venue or a similar third country venue, or of other securities equivalent to such shares (“Financial Instruments”) or similar transactions (e.g. an acquisition of Financial Instruments by means of an exchange of Financial Instruments or by means of a physical settlement of a derivative). The FTT would be payable to the Participating Member State in whose territory the issuer of a Financial Instrument has established its registered office. According to the latest draft of the new FTT proposal, the FTT would not apply to straight notes. Like the Commission’s Proposal, the latest draft of the new FTT proposal also stipulates that once the FTT enters into force, the Participating Member States shall not maintain or introduce taxes on financial transactions other than the FTT (or VAT as provided in the Council Directive 2006/112/EC of 28 November 2006 on the common system of value added tax).
As a consequence, Belgium should abolish the tax on stock exchange transactions and the tax on repurchase transactions once the FTT enters into force. However, the FTT Commission’s Proposal remains subject to negotiation between the participating Member States. Further, its legality is at present uncertain. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU Member States may decide to participate. Prospective Noteholders are advised to seek their own professional advice in relation to the FTT.

UNDERWRITING
Subject to the terms and conditions set forth in the underwriting agreement among us and Piper Sandler & Co., Stifel, Nicolaus & Company, Incorporated, and Cantor Fitzgerald & Co., as the representatives of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ordinary shares listed opposite its name below.
Underwriter	Number of Shares
Piper Sandler & Co.	1,063,125
Stifel, Nicolaus & Company, Incorporated	921,375
Cantor Fitzgerald & Co.	779,625
Bank Degroof Petercam SA/NV	70,875
Total	2,835,000
The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the ordinary shares if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the ordinary shares as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the ordinary shares, that you will be able to sell any of the ordinary shares held by you at a particular time or that the prices that you receive when you sell will be favorable.
The underwriters are offering the ordinary shares subject to their acceptance of the ordinary shares from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.
Bank Degroof Petercam SA/NV is not a U.S.-registered broker-dealer; therefore, to the extent that it intends to effect any sales of the ordinary shares in the United States, it will do so through Global Alliance Securities, LLC, its affiliated U. S.-registered broker-dealer, in accordance with the applicable U.S. securities laws and regulations, and as permitted by FINRA regulation.
The address for Piper Sandler & Co. is 800 Nicollet Mall, Suite #1000, Minneapolis, MN 55402. The address for Stifel, Nicolaus & Company, Incorporated is 787 7th Ave, 11th Floor, New York, NY 10019. The address for Cantor Fitzgerald & Co. is 499 Park Avenue, 6th Floor, New York, NY 10022. The address for Bank Degroof Petercam SA/NV is Nijverheidsstraat 44, 1040 Brussels, Belgium.
Certain of our existing shareholders, including Cochlear Investments Pty Ltd. and ResMed Inc., have indicated an interest in purchasing an aggregate of up to approximately $34.0 million in our ordinary shares in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, fewer or no shares to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, fewer or no shares in this offering.
Option to Purchase Additional Shares
We have granted the underwriters an option to buy up to 425,250 additional ordinary shares from us to cover over-allotments, if any. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional ordinary shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
Discounts, Commissions and Expenses
The underwriters have advised us that they propose to offer the ordinary shares to the public at the initial public offering price set forth on the cover of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of  $1.08 per ordinary share. After the offering, the initial public offering price and concession may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover of this prospectus.
The underwriting fee is equal to the public offering price per share less the amount paid by the underwriters to us per share. The following table shows the per share and total underwriting discount and commissions to be paid by the underwriters in connection with this offering, assuming either no exercise or full exercise of the option to purchase additional shares:
	Per Share	Without Option	With Option
Public offering price	$30.00	$85,050,000	$97,807,500
Underwriting discounts and commissions	$1.80	$5,103,000	$5,868,450
Proceeds, before expenses, to us	$28.20	$79,947,000	$91,939,050
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $3.4 million. We have agreed to reimburse the underwriters for expenses of up to $35,000 relating to the clearance of this offering with the Financial Industry Regulatory Authority.
Indemnification of Underwriters
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.
Determination of Offering Price
Prior to this offering, there has not been a public market for our ordinary shares in the United States. Consequently, the initial public offering price for our ordinary shares in this offering will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.
We offer no assurances that the initial public offering price will correspond to the price at which the ordinary shares will trade in the public market subsequent to the offering or that an active trading market for our ordinary shares will develop and continue after the offering.
Listing
Our ordinary shares are traded on Euronext Brussels under the symbol “NYXH.” Our ordinary shares have been approved for listing on The Nasdaq Global Market under the symbol “NYXH.”
No Sales of Similar Securities
We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with or confidentially submit to, the Securities and Exchange Commission a registration statement under the Securities Act, relating to any options or warrants to purchase our ordinary shares or any securities that are convertible into or exercisable or exchangeable for, or that represent the right to receive, our ordinary shares or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (B) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or any such other securities, whether any such transaction described in clause (A) or (B) above is to be settled by delivery of our ordinary shares or such other securities, in cash or otherwise, in each case without the prior written consent of Piper Sandler & Co., Stifel, Nicolaus & Company, Incorporated, and Cantor Fitzgerald & Co. for a period of 90 days after the date of this prospectus (other than the ordinary shares to be sold in this offering), subject to certain exceptions.
Our directors and executive officers and shareholders affiliated with our directors and executive officers have agreed, subject to certain exceptions, that, without the prior written consent of Piper Sandler & Co., Stifel, Nicolaus & Company, Incorporated, and Cantor Fitzgerald & Co. on behalf of the underwriters, they will not, or publicly disclose an intention to, during the period ending 90 days after the date of this prospectus (the “restricted period”):
•
offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into, exercisable or exchangeable for or that represent the right to receive ordinary shares whether now owned or hereafter acquired;

•
enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of ordinary shares or any such other securities;

•
make any demand for or exercise any right with respect to, the registration of any ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares; or

•
publicly disclose the intention to do any of the foregoing.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the Underwriters and the lock-up parties do not apply, subject to various conditions and limitations, to certain transactions, including:
•
transfers as a bona fide gift or gifts;

•
transfers to any trust for the direct or indirect benefit of the lock-up party or such party’s immediate family;

•
if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, (A) transfers to a corporation, partnership, limited liability company, trust or other business entity that is a direct or indirect affiliate (as defined in Rule 405 promulgated under the Securities Act) of the lock-up party or (B) distributions to limited partners, limited liability company members or stockholders of the lock-up party;

•
if the lock-up party is a trust, transfers to the beneficiary of such trust;

•
transfers by testate succession or intestate succession;

•
transfers pursuant to the underwriting agreement;

•
the exercise of share options or warrants granted pursuant to our equity incentive plans

•
stock options, restricted stock units or other equity awards granted pursuant to the equity incentive plans, or the exercise of any warrant to purchase shares of common stock or any security convertible into or exercisable or exchangeable for common stock; or

•
the establishment of a trading plan pursuant to Rule 10b5-1 of the Exchange Act.

Piper Sandler & Co., Stifel, Nicolaus & Company, Incorporated, and Cantor Fitzgerald & Co., in their sole discretion, may release the securities subject to the lock-up agreements described above in whole or in part at any time.
Price Stabilization, Short Positions and Penalty Bids
The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the ordinary shares at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.
“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ordinary shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.
“Naked” short sales are sales in excess of the option to purchase additional ordinary shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering.
A stabilizing bid is a bid for the purchase of ordinary shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the ordinary shares. A syndicate covering transaction is the bid for or the purchase of ordinary shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the ordinary shares originally sold by such syndicate member are purchased in a syndicate covering transaction and, therefore, have not been effectively placed by such syndicate member.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.
Electronic Distribution
A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ordinary shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.
Other Activities and Relationships
The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.
Selling Restrictions
General
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
European Economic Area and United Kingdom
In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000. Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Germany
Each person who is in possession of this prospectus is aware of the fact that no German securities prospectus (wertpapierprospekt) within the meaning of the German Securities Prospectus Act (Wertpapier-prospektgesetz, or the Act) of the Federal Republic of Germany has been or will be published with respect to our ordinary shares. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in the Federal Republic of Germany within the meaning of the Act with respect to any of our ordinary shares otherwise than in accordance with the Act and all other applicable legal and regulatory requirements
Hong Kong
The ordinary shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
Israel
In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase ordinary shares under the Israeli Securities Law, 5728 — 1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728-1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728 — 1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728 — 1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our ordinary shares to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in the First Addendum to the Israeli Securities Law, 5728 — 1968. In particular, we may request, as a condition to be offered ordinary shares, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728 — 1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728 — 1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728  —  1968 and the regulations promulgated thereunder in connection with the offer to be issued ordinary shares; (iv) that the ordinary shares that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728  —  1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728  —  1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.
Singapore
Singapore SFA Product Classification  —  In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products). Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:
(a)
to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)
to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; or

(c)
otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or

(c)
securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 276(4)(i)(B) of the SFA;

(ii)
where no consideration is or will be given for the transfer;

(iii)
where the transfer is by operation of law;

(iv)
as specified in Section 276(7) of the SFA; or

(v)
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Switzerland
The ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ordinary shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, or the ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of the ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of the ordinary shares.
United Arab Emirates
This offering has not been approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (“DFSA”), a regulatory authority of the Dubai International Financial Centre (“DIFC”). The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and Nasdaq Dubai Listing Rules, accordingly, or otherwise. The ordinary shares may not be offered to the public in the UAE and/or any of the free zones.
The ordinary shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.
France
This prospectus (including any amendment, supplement or replacement thereto) is not being distributed in the context of a public offering in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier).
This prospectus has not been and will not be submitted to the French Autorité des marchés financiers (the “AMF”) for approval in France and accordingly may not and will not be distributed to the public in France.
Pursuant to Article 211-3 of the AMF General Regulation, French residents are hereby informed that:
1.
the transaction does not require a prospectus to be submitted for approval to the AMF;

2.
persons or entities referred to in Point 2°, Section II of Article L.411-2 of the Monetary and Financial Code may take part in the transaction solely for their own account, as provided in Articles D. 411-1, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the Monetary and Financial Code; and

3.
the financial instruments thus acquired cannot be distributed directly or indirectly to the public otherwise than in accordance with Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Monetary and Financial Code.

This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients of this prospectus. This prospectus has been distributed on the understanding that such recipients will only participate in the issue or sale of our ordinary shares for their own account and undertake not to transfer, directly or indirectly, our ordinary shares to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.
Australia
This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia: You confirm and warrant that you are either:
•
a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•
a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

•
a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.
You warrant and agree that you will not offer any of the shares issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.
Japan
The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

EXPENSES OF THIS OFFERING
The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of ordinary shares in the offering. All amounts are estimated except the SEC registration fee, the Nasdaq initial listing fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee. Except as otherwise noted, all the expenses below will be paid by us.
Expense	Amount
SEC registration fee	$10,910.00
Nasdaq initial listing fee	150,000.00
FINRA filing fee	15,500.00
Printing expenses	120,000.00
Legal fees and expenses	1,900,000.00
Accounting fees and expenses	685,000.00
Miscellaneous costs	590,000.00
Total	$3,471,410.00

LEGAL MATTERS
The validity of the ordinary shares and certain other legal matters of Belgian law will be passed upon for us by NautaDutilh BV/SRL. Certain matters of U.S. federal law will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Legal counsel to the underwriters in connection with this offering is Latham & Watkins, LLP.
EXPERTS
The consolidated financial statements of Nyxoah SA at December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, appearing in this Prospectus and Registration Statement have been audited by EY Reviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
ENFORCEMENT OF LIABILITIES
We are a corporation organized under the laws of Belgium. The majority of our directors are citizens and residents of countries other than the United States, and the majority of our assets are located outside of the United States. Accordingly, it may be difficult for investors:
•
to obtain jurisdiction over us or our non-U.S. resident officers and directors in U.S. courts in actions predicated on the civil liability provisions of the U.S. federal securities laws;

•
to enforce judgments obtained in such actions against us or our non-U.S. resident officers and directors;

•
to bring an original action in a Belgian court to enforce liabilities based upon the U.S. federal securities laws against us or our non-U.S. resident officers or directors; and

•
to enforce against us or our directors in non-U.S. courts, including Belgian courts, judgments of U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws.

The United States currently does not have a treaty with Belgium providing for the reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters. Consequently, a final judgment rendered by any federal or state court in the United States, whether or not predicated solely upon U.S. federal or state securities laws, would not automatically be enforceable in Belgium. Actions for the recognition and enforcement of judgments of U.S. courts are regulated by Articles 22 to 25 of the 2004 Belgian Code of Private International Law. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium, unless (in addition to compliance with certain technical provisions) the Belgian courts are satisfied of the following:
•
The effect of the recognition or enforcement of judgment is not manifestly incompatible with (Belgian) public order.

•
The judgment did not violate the rights of the defendant.

•
The judgment was not rendered in a matter where the parties did not freely dispose of their rights, with the sole purpose of avoiding the application of the law applicable according to Belgian international law.

•
The judgment is not subject to further recourse under U.S. law.

•
The judgment is not incompatible with a judgment rendered in Belgium or with a prior judgment rendered abroad that might be recognized in Belgium.

•
The claim was not filed outside Belgium after a claim was filed in Belgium, if the claim filed in Belgium relates to the same parties and the same subject and is still pending.

•
The Belgian courts did not have exclusive jurisdiction to rule on the matter.

•
The U.S. court did not accept its jurisdiction solely on the basis of either the presence of the plaintiff or the location of goods not direct linked to the dispute in the United States in the United States.

•
The judgment did not concern the deposit or validity of intellectual property rights when the deposit or registration of those intellectual property rights was requested, done or should have been done in Belgium pursuant to international treaties.

•
The judgment did not relate to the validity, operation, dissolution, or liquidation of a legal entity that has its main seat in Belgium at the time of the petition of the U.S. court.

•
If the judgment relates to the opening, progress or closure of insolvency proceedings, it is rendered on the basis of the European Insolvency Regulation (EC Regulation No. 1346/2000 of May 29, 2000) or, if not, that (a) a decision in the principal proceedings is taken by a judge in the state where the most important establishment of the debtor was located or (b) a decision in territorial proceedings was taken by a judge in the state where the debtor had another establishment than its most important establishment.

•
The judgment submitted to the Belgian court is authentic under the laws of the state where the judgment was issued; in case of a default judgment, it can be shown that under locally applicable laws the invitation to appear in court was properly served on the defendant; a document can be produced showing that the judgment is, under the rules of the state where it was issued, enforceable and was properly served on the defendant.

In addition, with regard to the enforcement by legal proceedings of any claim (including the exequatur of foreign court decisions in Belgium), a registration tax of 3% (to be calculated on the total amount that a debtor is ordered to pay) is due, if the sum of money that the debtor is ordered to pay by a Belgian court judgment, or by a foreign court judgment that is either (i) automatically enforceable and registered in Belgium or (ii) rendered enforceable by a Belgian court, exceeds €12,500. The debtor is liable for the payment of the registration tax.
A stamp duty is payable for each original copy of an enforcement judgment rendered by a Belgian court, with a maximum of €1,450.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares to be sold in the offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ordinary shares. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we file any of these documents as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.
Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements prepared in conformity with IFRS, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders.
As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 of the Exchange Act. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, U.S. domestic reporting companies.
We maintain a corporate website at www.nyxoah.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and our website address is included in this prospectus as an inactive textual reference only.

NYXOAH SA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
Nyxoah SA
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Nyxoah SA (“the Company”) as of December 31, 2020 and 2019, the related consolidated statements of loss and other comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ EY Réviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV
We have served as the Groups’ auditors since 2016.
Diegem, Belgium
April 16, 2021

NYXOAH SA
Consolidated Balance Sheets
(in thousands)
	As of December 31
	2020	2019
ASSETS
Non-current assets
Property, plant and equipment	€713	€322
Intangible assets	15,853	5,734
Right of use assets	3,283	1,066
Deferred tax asset	32	21
Other long-term receivables	91	78
	€19,972	€7,221
Current assets
Inventory	55	—
Other receivables	1,644	2,108
Other current assets	109	11
Cash and cash equivalents	92,300	5,855
	€94,108	€7,974
Total assets	€114,080	€15,195
EQUITY AND LIABILITIES
Capital and reserves
Common shares	3,796	1,122
Preferred shares	—	1,359
Share premium	150,936	47,668
Share based payment reserve	2,650	420
Currency translation reserve	149	207
Retained Earnings	(60,341)	(48,415)
Total equity attributable to shareholders	€97,190	€2,361
LIABILITIES
Non-current liabilities
Financial debt	7,607	7,146
Lease liability	2,844	735
Pension Liability	37	30
Other payables	—	547
	€10,488	€8,458
Current liabilities
Financial debt	616	378
Lease liability	473	340
Trade payables	1,190	1,385
Other payables	4,123	2,273
	€6,402	€4,376
Total liabilities	€16,890	€12,834
Total equity and liabilities	€114,080	€15,195
The accompanying notes are an integral part of these consolidated financial statements.

NYXOAH SA
Consolidated Statements of Loss and Other Comprehensive Loss
(in thousands, except share and per share data)
	For the year ended December 31
	2020	2019
Revenue	€69	€—
Cost of goods sold	(30)	—
Gross Profit	€39	€—
General and administrative expenses	(7,522)	(4,226)
Research and development expenses	(473)	(630)
Clinical expenses	(1,053)	(848)
Manufacturing expenses	(460)	(489)
Quality assurance and regulatory expenses	(227)	(227)
Patents Fees & Related	(123)	(267)
Therapy Development expenses	(1,864)	(902)
Other operating income/ (expenses)	459	(126)
Operating loss for the period	€(11,224)	€(7,715)
Financial income	62	71
Financial expense	(990)	(740)
Loss for the period before taxes	€(12,152)	€(8,384)
Income Taxes	(93)	(70)
Loss for the period	€(12,245)	€(8,454)
Other comprehensive loss
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences	(58)	168
Total comprehensive loss for the year, net of tax	€(12,303)	€(8,286)
Loss attributable to equity holders	€(12,303)	€(8,286)
Basic Loss Per Share	€(0.677)	€(0.568)
Diluted Loss Per Share	€(0.677)	€(0.568)
The accompanying notes are an integral part of these consolidated financial statements.

NYXOAH SA
Consolidated Statements of Changes in Equity
(in thousands, except share and per share data)
	Attributable to owners of the parent
	Common Shares	Preferred Shares	Share premium	Share based payment reserve	Currency translation reserve	Retained earnings	Total
Balance at January 1, 2019	€1,122	€1,359	€47,668	€80	€39	€(39,967)	€10,301
Loss for the year	—	—	—	—	—	(8,454)	(8,454)
Other comprehensive income for the year	—	—	—	—	168	—	168
Total comprehensive income/(loss) for the year	—	—	—	—	€168	€(8,454)	€(8,286)
Equity-settled share-based payments	—	—	—	340	—	6	346
Balance at December 31, 2019	€1,122	€1,359	€47,668	€420	€207	€(48,415)	€2,361
Balance at January 1, 2020	€1,122	€1,359	€47,668	€420	€207	€(48,415)	€2,361
Loss for the year	—	—	—	—	—	(12,245)	(12,245)
Other comprehensive loss for the year					(58)		(58)
Total comprehensive loss for the year	—	—	—	—	€(58)	€(12,245)	€(12,303)
Equity-settled share-based payments	—	—	—	2,230	—	319	2,549
Conversion of preferred shares to common shares	1,359	(1,359)	—	—	—	—	—
Issuance of shares for cash	1,304	—	108,857	—	—	—	110,161
Conversion convertible loan	11	—	989	—	—	—	1,000
Transaction cost	—	—	(6,578)	—	—	—	(6,578)
Total transactions with owners of the company recognized directly in equity	€2,674	(1,359)	€103,268	€2,230	—	€319	€107,132
Balance at December 31, 2020	€3,796	—	€150,936	€2,650	€149	€(60,341)	€97,190
The accompanying notes are an integral part of these consolidated financial statements.

NYXOAH SA
Consolidated Statements of Cash Flows
(in thousands)
	For the year ended December 31
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax for the year	€(12,152)	€(8,384)
Adjustments for:
Finance income	(62)	(71)
Finance expenses	990	740
Depreciation and impairment of property, plant and equipment and right-of-use assets	620	433
Share-based payment transaction expense	2,549	346
Pension-related expenses	7	30
Other non-cash items	(134)	70
Cash generated before changes in working capital	€(8,182)	€(6,836)
Changes in working capital:
Increase in Inventory	(55)	—
Decrease/(Increase) in other receivables	365	(1,385)
Increase in Trade and other payables	1,109	2,342
Cash generated from changes in operations	€(6,763)	€(5,879)
Interests received	3	8
Interests paid	(151)	(33)
Income tax paid	(104)	(61)
Net cash used in operating activities	€(7,015)	€(5,965)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(562)	(51)
Capitalization of intangible assets	(10,118)	(5,734)
Increase of long-term deposits	(13)	(10)
Net cash used in investing activities	€(10,693)	€(5,795)
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of principal portion of lease liabilities	(479)	(341)
Repayment of other loan	(63)	(82)
Recoverable cash advance received	190	1,196
Repayment of recoverable cash advance	(55)	(40)
Proceeds from convertible loan	1,000	—
Proceeds from issuance of shares, net of transaction costs	103,583	—
Net cash generated from financing activities	€104,176	€733
Movement in cash and cash equivalents	€86,468	€(11,027)
Effect of exchange rates on cash and cash equivalents	(23)	77
Cash and cash equivalents at January 1	€5,855	€16,805
Cash and cash equivalents at December 31	€92,300	€5,855
The accompanying notes are an integral part of these consolidated financial statements.

NYXOAH SA
Notes to consolidated Financial Statements
1.   General Information
Nyxoah SA (the “Company”) is a public listed company with limited liability (naamloze vennootschap/société anonyme) incorporated and operating under the laws of Belgium and is domiciled in Belgium. The Company is registered with the legal entities register (Brabant Walloon) under enterprise number 0817.149.675. The Company’s registered office is in Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium.
The Company is a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea, or OSA. Our lead solution is the Genio system, a CE-Marked, patient-centric, minimally invasive, next generation hypoglossal neurostimulation therapy for OSA. OSA is the world’s most common sleep disordered breathing condition and is associated with increased mortality risk and comorbidities including cardiovascular diseases, depression and stroke.
The Genio system is the world’s first and unique battery-free, minimally invasive and leadless neurostimulator implant and is capable of delivering bilateral hypoglossal nerve stimulation to keep the upper airway open. The product is intended to be used as a second-line therapy to treat moderate to severe OSA patients who have either not tolerated, failed or refused conventional therapy, including Continuous Positive Airway Pressure (“CPAP”), which, despite its proven efficacy, is associated with many limitations, meaning compliance is a serious challenge. In addition, other second-line treatments are more suitable to treat mild-to-moderate OSA (such as oral devices) or highly invasive. Compared to other hypoglossal nerve stimulation technologies for the treatment of OSA, the Genio system is a disruptive, differentiating technology that targets a clear unmet medical need thanks to its minimally invasive and quick implantation technique, its external battery and its ability to stimulate the two branches of the hypoglossal nerve.
Obstructive sleep apnea is the world’s most common sleep disordered breathing condition. OSA occurs when the throat and tongue muscles and soft tissues relax and collapse. It makes a person stop breathing during sleep, while the airway repeatedly becomes partially (hypopnea) or completely (apnea) blocked, limiting the amount of air that reaches the lungs. During an episode of apnea or hypopnea, the patient’s oxygen level drops, which leads to sleep interruptions.
The Company has established three wholly owned subsidiaries: Nyxoah Ltd, a subsidiary of the Company since October 21, 2009 (located in Israel and incorporated on January 10, 2008 under the name M.L.G. Madaf G. Ltd), Nyxoah Pty Ltd since February 1, 2017 (located in Australia) and Nyxoah, Inc. since May 14, 2020 (located in the USA).
These Consolidated Financial Statements have been authorized for issue on April 8, 2021 by the Board of Directors of the Company.
2.   Significant accounting policies
Basis of Preparation and Going Concern
Basis of preparation
These Consolidated Financial Statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
The Consolidated Financial Statements are presented in Euro (€) and all values are rounded to the nearest thousand, except when otherwise indicated.
The preparation of the Consolidated Financial Statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, are areas where assumptions and estimates are significant to the Consolidated Financial Statements. They are disclosed in note 5.

NYXOAH SA
Notes to consolidated Financial Statements
2.   Significant accounting policies (continued)
Going concern principle
The Consolidated Financial Statements have been prepared on a going concern basis. Please refer to note 5.1 for the detailed explanation of the going concern.
New and amended standards and interpretations applicable.
Effective for the annual periods beginning on or before January 1, 2020
The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or before January 1, 2020. The following new standards and amendments that apply for the first time in 2020, do not have a material impact on the Consolidated Financial Statements of the Company:
—
Amendments to IAS 1 and IAS 8 Definition of Material

—
Amendments to IFRS 3 Business Combinations: Definition of a Business

—
Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform — Phase 1

—
Amendments to references to the Conceptual Framework in IFRS standards

Effective for the annual period beginning after January 1, 2020
Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2020 reporting periods and have not been early adopted by the Company. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.
(a)
Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (applicable for annual periods beginning on or after January 1, 2023, but not yet endorsed in the EU)

(b)
Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use (applicable for annual periods beginning on or after January 1, 2022, but not yet endorsed in the EU)

(c)
Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets: Onerous Contracts — Cost of Fulfilling a Contract (applicable for annual periods beginning on or after January 1, 2022, but not yet endorsed in the EU)

(d)
Amendments to IFRS 3 Business Combinations: Reference to the Conceptual Framework (applicable for annual periods beginning on or after January 1, 2022, but not yet endorsed in the EU)

(e)
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform — Phase 2 (applicable for annual periods beginning on or after January 1, 2021, but not yet endorsed in the EU)

(f)
Annual Improvements to IFRS Standards 2018-2020 (applicable for annual periods beginning on or after January 1, 2022, but not yet endorsed in the EU)

Basis of Consolidation
The Consolidated Financial Statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2020 and 2019.
Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

NYXOAH SA
Notes to consolidated Financial Statements
2.   Significant accounting policies (continued)
Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date control ceases.
Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated.
Foreign Currency Translations
The Consolidated Financial Statements are presented in Euro, which is the Company’s functional and presentation currency. For each subsidiary, the Company determines the functional currency. Items included in the financial statements of each subsidiary are measured using that functional currency.
Transactions in foreign currencies are recorded at their respective foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates prevailing at the closing date. Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous periods, are recognized in the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the date of the initial transactions.
On consolidation, the assets and liabilities of foreign operations are translated into euros at the rate of exchange prevailing at the reporting date and the income statement is translated at the average rate of the year. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in the income statement.
Intangible Assets
Patents
Patents relate to direct attributable expenditure incurred for obtaining patent rights related to the Genio system and are carried at costs less accumulated amortization and accumulated impairment losses. Patents costs will be amortized as from January 2021 together with the related Genio system capitalized development costs.
Research and Development Costs
Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate:
—
the technical feasibility of completing the intangible asset so that it will be available for use or sale;

—
the intention to complete the intangible asset and use or sell it;

—
the ability to use or sell the intangible asset;

—
how the intangible asset will generate probable future economic benefits;

—
the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

—
the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The Company started recognizing the development expenditure as an asset since March 2019 triggered by obtaining CE-Mark for the first generation of the Genio system. As from July 2020, the Company started recognizing the development expenditure as an asset for the improved second generation of the

NYXOAH SA
Notes to consolidated Financial Statements
2.   Significant accounting policies (continued)
Genio system. The asset is carried at cost less any accumulated amortization and accumulated impairment losses. Development costs include employee compensation and outsourced development expenses. Amortization of the asset begins when development is complete and the asset is available for use. During the period of development, the asset is tested for impairment annually. Amortization for the first generation of the Genio system will start and be recognized in R&D and Clinical departments during 2021. Since we started generating revenue in late 2020, the amortization for 2020 would have been immaterial. See note 8.
Property, Plant and Equipment
Property, plant and equipment are initially recorded in the statement of financial position at their acquisition cost, which includes the costs directly attributable to the acquisition and installation of the asset.
Property, plant and equipment are subsequently measured at their historical cost less accumulated depreciation and impairment, if any.
Property, plant and equipment are depreciated on a straight-line basis over their estimated useful life. The estimated useful life of each category of property, plant and equipment is as follows:
IT equipment	3 years
Furniture and office equipment	5 to 15 years
Laboratory equipment	15 years
Leasehold improvements	The shorter of lease term and 10 years
Property, plant and equipment are derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset, which is the difference between the net disposal proceeds and the carrying amount of the asset, is included in the income statement when the asset is derecognized.
The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.
Impairment of Intangible Assets and Property, Plant and Equipment
At each reporting date, the Company assesses whether there is an indication that property, plant and equipment and intangible assets with a definite useful life may be impaired. If an indication of impairment exists, or when annual impairment testing is required in case of intangible assets with an indefinite useful life or intangible assets not yet for use, the Company estimates the asset’s recoverable amount. The recoverable amount of an asset is the higher of the assets or cash-generating units (CGU) fair value less costs to sell and its value in use.
The recoverable amount is determined based on the value in use of the individual asset or the CGU. In assessing value in use, the estimated future pre-tax cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment loss has been recognized for the asset in prior years. Such reversal is recognized in the consolidated income statement.
Financial assets and liabilities
Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

NYXOAH SA
Notes to consolidated Financial Statements
2.   Significant accounting policies (continued)
Financial assets and financial liabilities are initially measured at fair value. Transactions costs that are directly attributable to the acquisition or issue of financial assets and liabilities are added or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.
The Company does not use any financial instruments for trading or hedging purposes.
Financial Assets
Financial assets include mainly other long-term receivables, trade receivables, other receivables and cash and cash equivalents, and are measured at amortized cost using the effective interest method, less impairment allowance. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.
Derecognition
A financial asset is derecognized when the contractual rights to receive cash flows from the asset have expired or when the Company transferred its rights to receive cash flows and substantially all risks and rewards of ownership of the financial asset to another party.
Impairment of Financial Assets
For trade receivables and other receivables, the Company applies a simplified approach in calculating Expected Credit Losses (“ECL”). Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.
The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in the income statement.
Financial Liabilities
The financial liabilities include financial debt, trade payables and other payables. Those financial liabilities are measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included as financial cost in the consolidated income statement. When the estimated contractual cash flows are modified, the entity recalculates the gross carrying amount of the financial liability as the present value of the modified cash flows discounted at the original effective interest rate. The difference between the recalculated carrying amount and the initial carrying amount is included in other operating income & expense in the consolidated income statement.
Derecognition
The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in income statement.
Fair value measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by

NYXOAH SA
Notes to consolidated Financial Statements
2.   Significant accounting policies (continued)
the Company. The fair value of an asset or liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that the market participants act in their economic best interest.
All assets and liabilities for which fair value is measured or disclosed in the Consolidated Financial Statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
Level 1:
quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2:
valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and

Level 3:
valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

Cash and Cash Equivalents
A.
Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term deposits with a maturity of or less than 3 months, and which are subject to an insignificant risk of changes in value.

Equity Instruments
Equity instruments issued by the Company are recorded at the fair value of the proceeds received, net of transaction costs.
Convertible Loan
The Company has issued a convertible loan on 26 June 2020 for a total amount of €1.0 million.
The Company identified two components included in the convertible loan agreement: a host loan and an embedded derivative failing the equity classification. The Company has applied the simplification method called the “fair value option”.
Under this approach, a contract that contains one or more embedded derivatives that would normally be required to be accounted for separately can instead be accounted for jointly with its host instrument at fair value through income statement. Until conversion and at each reporting date, the Company revaluates the fair value of the convertible loan. Upon subsequent evaluation, the element of gains or losses attributable to changes in credit risk should be recognized in other comprehensive income with the remainder recognized in profit or loss. The estimation of the fair value of the convertible loan on initial or subsequent recognition is dependent on the discount rate and maturity date. The fair value measurement of the convertible loan is classified as level 3. The Company used a discount rate of 5% for the initial recognition of the convertible loan. Given the potential equity transaction, the Company estimated the maturity of the convertible loan to be 3 months as of June 30, 2020.
Income Taxes
Income taxes include current income tax and deferred income tax.
Current Income Tax
Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the tax authorities. Tax rates and tax laws that are considered to determine the amount of tax assets or liabilities are those that are enacted or substantially enacted, at the reporting date.

NYXOAH SA
Notes to consolidated Financial Statements
2.   Significant accounting policies (continued)
Deferred Income Tax
Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at reporting date. Deferred tax liabilities are recognized for all taxable temporary differences, except when the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that at the time of the transaction affects neither the accounting profit nor taxable profit or loss.
Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that at the time of the transaction affects neither accounting profit nor taxable profit or loss.
The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.
Deferred tax assets and tax liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the reporting date.
Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxation authority.
Employee Benefits
Short-Term Employee Benefits
Short-term employee benefits include salaries and social security taxes, paid vacation and bonuses. They are recognized as expenses for the period in which employees perform the corresponding services. Outstanding payments at the end of the period are presented within current liabilities (other payables).
Post-Employment Benefits
Post-employment benefits include pensions and retirement benefits for employees, which are covered by contributions of the Company.
The Company has set up a pension plan for its employees which qualifies as Defined Benefit pension plan under IAS 19. In the view of the minimum legal returns guaranteed under such scheme, those plans qualify as Defined Benefits plans. Such pension scheme is treated in accordance with IAS 19 “Employee Benefits” as a defined benefit plan. For defined benefit plans, the amount recognized in the Statement of financial position as a net liability (asset) corresponds to the difference between the present value of future obligations and the fair value of the plan assets.
The present value of the obligation and the costs of services are determined by using the “projected unit credit method” and actuarial valuations are performed at the end of each reporting period. The actuarial calculation method implies the use of actuarial assumptions by the Company, involving the discount rate, evolution of wages, employee turnover and mortality tables. These actuarial assumptions correspond to the best estimations of the variables that will determine the final cost of post-employment benefits. The discount rate reflects the rate of return on high quality corporate bonds with a term equal to the

NYXOAH SA
Notes to consolidated Financial Statements
2.   Significant accounting policies (continued)
estimated duration of the post-employment benefits obligations. The actuarial calculations of post-employment obligations are performed by independent actuaries.
Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the consolidated statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.
Share-Based Compensation
Equity-settled share-based compensation
The Company operates an equity-based compensation plan, whereby warrants are granted to directors, management and selected employees and non-employees. The warrants are accounted for as equity-settled share-based payment plans since the Company has no legal or constructive obligation to repurchase or settle the warrants in cash.
Each warrant gives the beneficiaries the right to subscribe to one or several common shares of the Company. The warrants are granted for free and their exercise price is determined by the Board of Directors of the Company. The only vesting condition of the warrants is that the holder still be an employee at the vesting date. In general, the vesting schedule is as follows: 1/3 at the grant date, 1/3 at the first anniversary of the grant date and 1/3 at the second anniversary.
The fair value of the employee services received in exchange for the grant of stock options or warrants is determined at the grant date using a Black & Scholes valuation model.
The costs of equity-settled transactions are recognized in employee benefit expense. The total amount to be expensed over the vesting period, if any, with a corresponding increase in the « share-based payment reserve » within equity, is determined by reference to the fair value of the stock options or warrants granted, excluding the impact of any non-market vesting conditions. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the entity’s best estimate of the number of equity instruments that will ultimately vest. At each closing date, the entity revises its estimates of the number of stock options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.
The proceeds received net of any directly attributable transaction costs are credited to share capital when the stock options or the warrants are exercised. When warrants granted under a share-based compensation plan are not exercised and have expired, the amount previously recognized under the share-based payment reserve is reclassified to the caption retained earnings, within equity.
Cash-settled share-based payment transaction
The Company has two cash-settled share-based payment arrangements in place granted to contracts in return for services delivered. A liability is recognised for the fair value of cash-settled transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognised in general and administrative expenses. The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The fair value is determined by reference to the pre-money valuation of the Company or the share-price as the cash-settled share-based payment transactions have an exercise price of zero.
Provisions
A provision is set up by the Company if, at the reporting date, the Company has a present obligation, either legal or constructive, as a result of past events, when it is probable that an outflow of resources will be required to settle the obligation and when a reliable estimate of the amount can be made.

NYXOAH SA
Notes to consolidated Financial Statements
2.   Significant accounting policies (continued)
Leases
The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
Right-of-use assets:
The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment, but no impairment has been identified in fiscal year 2019 and 2020.
Lease liabilities:
At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period in which the event or condition that triggers the payment occurs.
In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.
Short-term leases and leases of low-value assets:
The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below €5,000). Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term. See note 31.
Revenue
The Company has started commercializing the Genio system in Europe. The Company sells The Genio system to hospitals and distributors. Revenue from selling the Genio system is recognized at a point in time when control over The Genio system is transferred to the customer, which is in general at delivery at customer site or a predefined location in the country of the customer. The revenue from the Genio system may consist of individual products or a bundle of products in the form of a kit. The revenue is then recognized at an amount that reflects the consideration to which the Company expects to be entitled in exchange of the Genio system. In determining the transaction price for the sale of the Genio system, the Company considers the effects of variable consideration.

NYXOAH SA
Notes to consolidated Financial Statements
2.   Significant accounting policies (continued)
We did not have any contracts with customers subject to IFRS 15 prior to 2020 and, thus, there is no impact of adopting IFRS 15. As of 2020, contracts with customers are accounted under IFRS 15.
Variable consideration including volume rebates
Some contracts for the sale of the Genio system could include a variable amount. The Company estimates the amount of the consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognition will not occur when the underlying uncertainty is subsequently resolved.
Some contracts may include a volume discount in the form of a free Genio system when a certain purchase volume over a predefined period (generally 12-months) is met or exceeded. The Company will allocate a portion of the transaction price to the free Genio system based on the relative stand-alone fair value of the Genio system unless it is reasonably certain that the purchase volume threshold will not be met (considering the constraining estimates of variable consideration).
The contracts with customers do not have right of returns.
Warranty obligations
The Company provides a three-year warranty on the Genio system for general repairs of defects that existed at the time of sale. The assurance-type warranties are accounted for as warranty provisions which is currently not material.
Recoverable cash advances and other government grants
Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.
The Company receives the support from a governmental agency, in this case the Walloon Region (“Region”), under the form of recoverable cash advances. Recoverable cash advances are aimed at supporting specific development programs. As part of this support, an agreement is concluded with the Region consisting in three distinct phases being a research phase, a decision phase and an exploitation phase. During the research phase, the Company receives funds from the Region based on eligible expenses incurred by the Company.
At the end of the research phase, there is a decision phase of six months, allowing the Company to decide whether or not it will use the results of the research phase.
—
If the Company decides not to use the results of the research phase, it has to notify the Region and transfer to the Region the rights associated with the research phase. Accordingly, the advances received are not to be reimbursed.

—
If the Company decides to use the results of the research phase, it will enter into the exploitation phase. In such a situation, the advances received become refundable through a fixed repayment part (30%) and a variable repayment scheme (0.224%-0.45%). The fix part is repayable unconditionally in accordance with a reimbursement plan. The variable part is dependent on the success of the project, i.e. based on a percentage on sales generated by the product that has benefited from the research.

—
Reimbursements (fixed and variable) to be made by the Company (interests included) may represent up to 2 times the amount of cash advance received, depending on the level and the timing of the sales.

NYXOAH SA
Notes to consolidated Financial Statements
2.   Significant accounting policies (continued)
At inception, recoverable cash advances are recognized as financial liability at fair value when received. To determine the fair value of the cash advances received, the Company estimates future cash outflows considering (i) assumptions regarding the estimation of the timing and the probability of the future sales or (ii) the probability that the Company will notify the Walloon Region whether it will decide or not to use the results of the research phase and (iii) an appropriate discount rate.
At inception, if the fair value of the liability exceeds the amounts of the cash received, the difference is recognized in the income statement as operating expenses. If the amount of cash received would exceed the fair value of the liability, the difference would be considered as a government grant, being recognized in the income statement as operating income on a systematic basis in order to match the expenses incurred.
Subsequently, at each closing date, the financial liability is measured at amortized cost. When the estimated contractual cash flows are modified, the entity recalculates the gross carrying amount of the financial liability as the present value of the modified cash flows discounted at the original effective interest rate. The difference between the recalculated carrying amount and the initial carrying amount is included in the caption “other operating income/expenses” in the consolidated income statement and in the financial expenses for the impact of the discounting. When modifying the estimated contractual cash flows, the Company reviews if there are indicators, either positive or negative, influencing the estimation of the timing and level of the future sales of the products benefiting from the support of the Walloon Region.
When repayment of recoverable cash advances may be forgiven, the liability component of recoverable cash advances is treated as a government grant and taken to income only when there is reasonable assurance that the entity will meet the terms for forgiveness of the advance.
The Company also has received research and development incentives in Australia in relation to certain development activities and clinical trials. The Company recognizes the research and development incentives as another receivable and other operating income when it is reasonably certain that all conditions (which are limited and only protective in nature such as having an entity in Australia, conducting R&D activities in Australia) are satisfied and the incentive will be received, which is when the development activities and clinical trials are being performed. See note 10 and 24.
Segment Reporting
Based on the organizational structure, as well as the nature of financial information available and reviewed by the Company’s chief operating decision makers to assess performance and make decisions about resource allocations, the Company has concluded that its total operations represent one reportable segment. The chief operating decision maker is the CEO.
3.   Capital Management
The Company’s objectives when managing capital are to maintain sufficient liquidity to meet its working capital requirements and fund capital investment in order to safeguard its ability to continue operating as a going concern. The capital structure of the Company consists of equity attributable to the shareholders, such as share capital, share premium, reserves and retained earnings, and of borrowings. The capital of Nyxoah SA amounts to €3.8 million at December 31, 2020 (2019: €2.5 million). Total cash and cash equivalents amount to €92.3 million at December 31, 2020 (2019: €5.9 million). The current cash situation and the anticipated cash generation are the most important parameters in assessing the capital structure. The Company’s policy is to maintain a strong capital base in order to maintain investor confidence in its capacity to support the future development of its operations.
The Company monitors capital regularly to ensure that its ability to continue operating as a going concern and the legal capital requirements are met and may propose capital increases to the Shareholders’ Meeting to ensure the necessary capital remains intact.

NYXOAH SA
Notes to consolidated Financial Statements
4.   Management of Financial Risks
The Company’s activities expose it to a variety of financial risks. The Company’s finance department identifies and evaluates the financial risks in co-operation with the operating units.
Market Risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s activities may expose it to changes in foreign currency exchange rates and interest rates. The Company is not exposed to any equity price risk or commodity price risk as it does not invest in these classes of investments.
Credit risk
The credit risk arises mainly from trade receivables, cash and cash equivalents and deposits with banks and financial institutions. The Company only works with international reputable commercial banks and financial institutions.
Furthermore, the Company is not exposed to any material credit risk as other receivables are mainly due by the governments in Australia and the Walloon Region and there is limited risk associated to this receivable.
Foreign Exchange Risk
The Company is minimally exposed to currency risk on a limited number of expenses that are denominated in currencies other than the functional currency of the company’s subsidiaries: NIS, AUD, and USD.
Additionally, earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the functional currency of the Company’s subsidiaries at the rate of exchange at each closing date, the impact of which is reported as a foreign exchange gain or loss in the consolidated statements of comprehensive income.
	2020 rates		2019 rates
Currency	Closing	Average	Closing	Average
NIS	3.92758	3.92330	3.87700	3.99220
AUD	1.58636	1.65548	1.60102	1.61057
USD	1.22239	1.15189	—	—
Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect positive and negative changes of 5% of the NIS, AUD and USD would have the following impact:
	Change in foreign exchange rate	Effect on loss (before tax)			Effect on pretax equity
		NIS	USD	AUD	NIS	USD	AUD
2020	5%	12	-4	55	83	-7	208
	-5%	-12	4	-61	-91	8	-230
2019	5%	11	—	39	71	—	127
	-5%	-11	—	-43	-77	—	-141
The Company does not generally enter into arrangements to hedge its currency risk exposure.
Liquidity Risk
The Company’s main sources of cash inflows are obtained through capital increases, recoverable cash advances and grants. Cash is invested in low risk investments such as short-term bank deposits or savings accounts. The Company mainly makes use of liquid investment in current accounts (in Euro) or short-term deposit accounts.

NYXOAH SA
Notes to consolidated Financial Statements
4.   Management of Financial Risks (continued)
The ability of the Company to maintain adequate cash reserves to support its activities in the medium term is highly dependent on the Company’s ability to raise additional funds. As a consequence, the Company is exposed to significant liquidity risk in the medium term.
Contractual undiscounted maturities of financial liabilities at December 31, are as follows:
(in EUR 000)	2020				2019
	Lease Liability	Financial Debt	Trade & Other Payable	Other Commitments*	Lease Liability	Financial Debt	Trade & Other Payable
Less than 1 year	560	632	5,313	€1,450	353	392	3,658
1-5 years	2,185	4,987	—	1,570	709	2,871	547
5+ years	895	4,620	—	—	38	11,470	—
TOTAL	3,640	10,239	5,313	€3,020	1,100	14,733	4,205

*
Related to Cochlear Collaboration Agreement

Fair Value
The carrying amount of cash and cash equivalents, trade receivables, other receivables and other current assets approximate their value due to their short-term character. Derivatives financial instruments, such as foreign exchange forward contracts, are also measured at fair value. However, none of the contracts were on-going at year end.
The carrying value of current liabilities approximates their fair value due to the short-term character of these instruments.
The fair value of non-current liabilities (financial debt and other non-current liabilities) is evaluated based on their interest rates and maturity date. These instruments have fixed interest rates and their fair value measurements are subject to changes in interest rates. The fair value measurement is classified as level 3. Please refer to note 2.10 for information on the valuation of non-current liabilities.
(in EUR 000)	Carrying value		Fair value
	2020	2019	2020	2019
Financial Assets
Other long-term receivables (level 3)	91	78	91	78
Trade and other receivables (level 3)	1,644	2,107	1,644	2,107
Other current assets (level 3)	109	11	109	11
Cash and cash equivalents (level 1)	92,300	5,855	92,300	5,855
Financial liabilities
Financial debt (level 3)	313	376	250	321
Lease liability (level 3)	3,317	1,075	3,317	1,075
Recoverable cash advances (level 3)	7,910	7,148	7,910	7,148
Trade and other payables (level 3)	5,313	4,205	5,313	4,205
5.   Critical Accounting Estimates and Assumptions
When preparing the Consolidated Financial Statements, judgments, estimates and assumptions are made that affect the carrying amount of certain assets, liabilities and expenses. These include the going concern assessment, the share-based payment transactions, the accounting for research and development expenses, the recoverable cash advances and deferred taxes. These judgments, estimates and assumptions have been

NYXOAH SA
Notes to consolidated Financial Statements
5.   Critical Accounting Estimates and Assumptions (continued)
reviewed for each year and are reviewed on a regular basis, taking into consideration past experience and other factors deemed relevant under the then prevailing economic conditions. Changes in such conditions might accordingly result in different estimates in the Company’s future Consolidated Financial Statements.
Critical Judgments
Going Concern
As at December 31, 2020, the Company had cash and cash equivalents of €92.3 million. Based on cash flow forecasts for the years 2021 and 2022, which include significant expenses and cash outflows in relation to -among others- the ongoing clinical trials, the continuation of research and development projects, and the scaling-up of the Company’s manufacturing facilities, the Company believes that this cash position will be sufficient to meet the Company’s capital requirements and fund its operations for at least 12 months as from the date of this Annual Report.
In view of the above, and notwithstanding a loss brought forward of €60.3 million as of December 31, 2020, the Board of Directors has decided, after due consideration, that the application of the valuation rules in the assumption of a “going concern” is justified. Critical Accounting Estimates and Assumptions
Recoverable Cash Advances
The Company benefits from recoverable cash advances granted by the Region. These are in substance financial liabilities of the Company towards the Region. The determination of the amount of the financial liability is subject to a high degree of subjectivity and requires the Company to make estimates of the future sales it will derive in the future from the products that benefited from the support of the Region.
Based on these estimates, it may be concluded that the amount of the cash advance that the Company has received from the Region exceeds the amount of the financial liability estimated by the Company. In such a situation, the difference is considered as a government grant. Subsequent re-estimation of the timing of the cash outflows of the financial liability is accounted for in profit and loss.
Management estimates the fair value of the liability of the future payment to be made to the Walloon Region based on a forecasted volume of sales. The estimation of the fair value is dependent on the discount rate applied. The fixed part to be reimbursed has been discounted with a discount rate of 5% and the variable part (based on sales forecasts) with a discount rate of 12.5%. Refer also to note 14
Development Expenses capitalized and related impairment testing
The Company capitalizes costs for product development projects. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model.
At December 31, 2019, for the first time the Company capitalized amount of development costs for the first generation of the Genio System. This amount includes costs related to the development of the Genio System which received CE-Mark approval in March 2019 and related improvements. Therefore, the Company is of the opinion that, from March 2019, development expenditures do meet capitalization criteria. The Company uses an estimate for certain research and development expenses related to the Genio System and related improvements to determine the amount to be capitalized or recorded as an expense. Accordingly, the costs incurred for the first generation of the Genio System have been recognized as development assets for a total amount of €14.2 million as of December 31, 2020 (2019: €5.3 million). In addition, the Company started capitalizing the development costs for the improved second generation of the Genio System as from July 2020 for a total amount of €1.0 million. See Note 8
The development expenses capitalized have to be tested annually for impairment during the development period, prior to the start of its amortization. The Company performs the impairment test on the smallest

NYXOAH SA
Notes to consolidated Financial Statements
5.   Critical Accounting Estimates and Assumptions (continued)
group of assets to which it belongs for which there are separately identifiable cash flows: its cash-generating units (“CGU’s”). Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly. The Company is a one product line company and the capitalized development expenses are only related to this product (Genio System).
When performing the impairment test, management needs to make significant judgments, estimates and assumptions. The Company bases its impairment calculation on detailed budgets and forecast calculations generally covering a period of five to six years. For longer periods, a long-term growth rate is calculated and applied to future cash flows projected after the terminal year. See note 8
Share-Based Payments
The Company has equity-settled share-based payment plans in place. Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the option plan. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.
In addition, the Company has two cash-settled share-based payment plans in place. Estimating the fair value of those cash-settled share-based payment plans require the Company to estimate (i) the pre-money valuation of the Company at December 31, 2019 and (ii) to estimate the vesting period considering the most likely date when an Exit event may occur. The assumptions and models used for estimating the fair-value for share-based payment transactions are disclosed in note 13.
6.   Subsidiaries
For all years ended as at December 31, 2020 and 2019 respectively, the Company owns 100% of the shares of Nyxoah Ltd, an Israeli company located in Tel-Aviv that was incorporated in 2009 and has a share capital of NIS 1.00.
The Company also owns 100% of the shares of Nyxoah Pty Ltd, an Australian company located in Collingwood that was incorporated in 2017 and has a share capital of AUD 100.
The Company owns 100% of the shares of Nyxoah, Inc., an American company located in Delaware that was incorporated in May 2020 and has a share capital of 1 USD.

NYXOAH SA
Notes to consolidated Financial Statements
7.   Property Plant and Equipment
(in EUR 000)	Furniture and office equipment	Leasehold improvements	Laboratory equipment	Total
Gross value
Opening Gross value	439	190	133	762
Additions	48	—	3	51
Gross value at 31/12/2019	487	190	136	813
Additions	178	358	26	562
Gross value at 31/12/2020	665	548	162	1,375
Depreciation
Opening accumulated depreciation	(283)	(72)	(37)	(392)
Depreciation charge	(64)	(24)	(12)	(100)
Depreciation at 31/12/2019	(347)	(96)	(49)	(492)
Depreciation charge	(83)	(74)	(12)	(169)
Depreciation at 31/12/2020	(430)	(170)	(61)	(661)
Opening Exchange differences	(3)	2	2	1
Exchange differences	(1)	—	—	(1)
Exchange differences at 31/12/2020	(4)	2	2	—
Net book value at 31/12/2019	137	96	89	322
Net book value at 31/12/2020	231	380	103	713
In 2020 and 2019 additions were mainly related to leasehold improvements, IT and office equipment.
The yearly depreciation charge amounts to €169,000 in 2020 and €100,000 in 2019.

NYXOAH SA
Notes to consolidated Financial Statements
8.   Intangible assets
(in EUR 000)	Development Cost	Patents and licenses	Total
Cost
Opening Gross value	—	—	—
Additions	5,311	335	5,646
Gross value at 31/12/2019	5,311	335	5,646
Additions	9,874	256	10,130
Gross value at 31/12/2020	15,185	591	15,776
Amortization
Opening amortization	—	—	—
Amortization	—	—	—
Amortization at 31/12/2019	—	—	—
Amortization	—	—	—
Amortization at 31/12/2020	—	—	—
Opening Exchange differences	88	—	88
Exchange differences	(11)	—	(11)
Exchange differences at 31/12/2020	77	—	77
Net book value at 31/12/2019	5,399	335	5,734
Net book value at 31/12/2020	15,262	591	15,853
There is only one development project: the Genio system. The Company has capitalized a total of €14.2 million as at December 31, 2020 (2019: €5.3 million) related to the first generation of the Genio system. During 2020, the Company launched the commercialization of Genio system in Europe. As at December 31, 2020, the Company was still in the early stage of the commercialization and production in that region. The Company will start amortizing the first-generation Genio system as from January 1, 2021.
The Company continues to incur development expenditures as from July 2020 with regard to the improved second-generation Genio system for a total amount of €1.0 million as at December 31, 2020.
In accordance with the accounting principle, the intangible assets have to be tested annually for impairment during the development period, prior to the start of its amortization. The Genio system is currently the unique product line developed by the Company and the Company determined that it has only one cash generating unit for which a value in use analysis has been performed. The discount rate and a long-term growth rate applied over the expected term that the asset will generate economic benefits, used are respectively 13% and 7.5%. The discount has been determined by reference to the analyst reports covering the Company which are publicly available.
Based on the current operating budget as approved by the Board of Directors, the Company’s management prepared cash flow forecasts, which covers a six-year period and an appropriate extrapolation of cash flows beyond this 2026. A sensitivity analysis has been performed concluding that reasonable change in the WACC and/or the long-term growth rate would not lead to an impairment.
9.   Right-of-use assets and lease liabilities
The Company has lease contracts for buildings and vehicles used in its operations. Leases of building generally have lease terms between four and nine years, while motor vehicles generally have lease terms of five years. The Company’s obligations under its leases are secured by the lessor’s title to the leased assets.

NYXOAH SA
Notes to consolidated Financial Statements
9.   Right-of-use assets and lease liabilities (continued)
Generally, the Company is restricted from assigning and subleasing the leased assets and some contracts require the Company to maintain certain financial ratios.
The Company also has certain leases of office equipment with low value. The Company applies the “short-term lease” and “lease of low-value assets” recognition exemptions for these leases.
The carrying amounts of right-of-use assets recognized and the movements during the period is as follows:
(in EUR 000)	Building	Motor vehicles	Total
Gross value
As of January 1, 2019	1,131	192	1,323
Addition	—	—	—
Gross value at 31/12/2019	1,131	192	1,323
Addition	3,194	233	3,427
Disposal	(1,207)	(23)	(1,230)
Gross value at 31/12/2020	3,117	402	3,519
Depreciation
As of January 1, 2019	—	—	—
Depreciation of the year	(281)	(52)	(333)
Depreciation at 31/12/2019	(281)	(52)	(333)
Depreciation of the year	(383)	(68)	(451)
Disposal	470	11	481
Depreciation at 31/12/2020	(194)	(109)	(303)
Opening exchange difference	76	—	76
Exchange difference	(9)	—	(9)
Exchange difference at 31/12/2020	67	—	67
Net carrying value at 31/12/2019	926	140	1,066
Net carrying value at 31/12/2020	2,990	293	3,283
The disposal in buildings for 2020 relate to the termination of the office leases in Israel and Belgium which were replaced by new office leases with significant different terms and conditions. The initial lease contract was terminated resulting in the disposal. The loss on disposal recognized amounts to €6,000. The new offices leases explain the addition of €3.24 million in buildings during 2020.
The carrying amounts of lease liabilities and the movements during the period is as follows:

NYXOAH SA
Notes to consolidated Financial Statements
9.   Right-of-use assets and lease liabilities (continued)
(in EUR 000)
As at January 1, 2019 – Adoption of IFRS 16	1,323
Addition	—
Accretion of interest	17
Payments	(341)
Exchange difference	76
Net carrying value at 31/12/2019	1,075
Addition	3,427
Disposal	(743)
Accretion of interest	47
Payments	(479)
Exchange difference	(10)
Net carrying value at 31/12/2020	3,317
Non-Current	735
Current	340
Net carrying value at 31/12/2019	1,075
Non-Current	2,844
Current	473
Net carrying value at 31/12/2020	3,317
The maturity analysis of lease liabilities is disclosed in note 4, the table hereunder details the amounts recognized in profit or loss:
(in EUR 000)	31/12/2020	31/12/2019
Depreciation expense of right-of-use assets	451	333
Interest charge on lease liabilities	47	17
Rent expenses (note 0)	89	115
10.   Other receivables
(in EUR 000)	2020	2019
Recoverable cash advance receivable	—	1,100
R&D Incentive receivable (Australia)	951	495
VAT receivable	607	153
Current tax receivable	(3)	30
Other	89	330
Total Other receivables	1,644	2,108
R&D Incentive receivable relates to incentives received in Australia as support to the clinical trials and the development of the Genio system.
The recoverable cash advance of 2019 was related to the Walloon Region who confirmed a final payment of €1.1 million in connection with the convention 7388.
Current tax receivable relates to excess prepayment of corporate income tax in Israel.

NYXOAH SA
Notes to consolidated Financial Statements
11.   Cash and Cash Equivalents
(in EUR 000)	2020	2019
Short term deposit	28	28
Three months term deposit	6	363
Current accounts	92,266	5,463
Petty Cash	—	1
Total Cash and cash equivalents	92,300	5,855
12.   Capital, Share Premium, Reserves
Capital and share premium
The number of shares and the par value in the paragraph below take into account resolutions adopted by the shareholders’ meeting of February 21, 2020. All existing preferred shares were converted into common shares, and then a share split of 500:1 was approved by the shareholders’ meeting. The tables and comments below reflect the number of shares after the share split of 500:1 as of January 1, 2019.
As of December 31, 2019, the share capital of the Company amounts to €2.5 million, represented by 14,879,000 shares, and the share premium amounts to €47.7 million. As at December 31, 2019, there were four categories of shares, including 3 types of preferred shares (Preferred “A” shares, preferred “B” shares and preferred “B2” shares). Preferred shares had specific rights which can be summarized as follows: Holders of preferred shares can propose the appointment of a board director, have a liquidation preference and anti-dilution protection. In addition, preferred B and B2 shares have specific rights to preferred dividends. In connection with the capital increase of February 21, 2020, the shareholders’ meeting of the Company has decided to convert all preferred shares in common shares and to cancel all anti-dilutive warrants granted to holders of preferred shares.
As of December 31, 2020, the share capital of the Company amounts to €3.8 million represented by 22,097,609 shares, and the share premium amounts to €157.5 million (before deduction of the transactions costs).
Evolution of the share capital and share premium over the last two years is as follows:
(Number of shares(1) except otherwise stated)	Common Shares	Preferred Shares	Total of Shares	Par value (EUR)	Share Capital	Share Premium
January 1, 2019 (adjusted for share split in 2020)	6,728,500	8,150,000	14,879,000	0.17	2,481	47,668
December 31, 2019 (adjusted for share split in 2020)	6,728,500	8,150,000	14,879,000	0.17	2,481	47,668
February 21, 2020 – Conversion of preferred shares to common shares	8,150,000	(8,150,000)	—	—	—	—
February 21, 2020 – Capital increase	2,100,000	—	2,100,000	0.21	436	24,624
September 7, 2020 – Exercise warrants	44,500	—	44,500	0.17	8	222
September 21, 2020 – IPO	4,335,000	—	4,335,000	0.17	745	72,950
September 21, 2020 – Convertible loan	65,359	—	65,359	0.17	11	989
September 29, 2020 – Exercise warrants	650,250	—	650,250	0.17	112	10,943
October 28, 2020 – Exercise warrants	23,500	—	23,500	0.17	4	117
December 31, 2020 (adjusted for share split in 2020)	22,097,609	—	22,097,609	0.17	3,796	157,514

(1)
The numbers for the common and preferred shares have been retrospectively adjusted for the stock split.

NYXOAH SA
Notes to consolidated Financial Statements
12.   Capital, Share Premium, Reserves (continued)
On February 21, 2020, the Company, its shareholders and a new investor (ResMed Inc.) signed a subscription agreement with respect to an aggregate capital increase in the Company of €25.1 million (including share premium) in exchange for 2,100,000 (after conversion) new shares in the Company.
Pursuant to the terms and conditions of the subscription agreement, the shareholders’ meeting adopted on February 21, 2020 the following resolutions:
•
the conversion of all preferred shares into common shares,

•
the cancellation of the outstanding Series B Anti-Dilution Warrants and Series B2 Anti-Dilution Warrants,

•
share split at a 500:1 ratio to reduce the value per individual share of the Company, and

•
the amount of preferred and common shares above are adjusted for share split of 500:1.

On September 7, 2020, pursuant to the exercise of warrants, the aggregate capital of the Company increased with €230,110.39 (including share premium) in exchange for 44,500 new shares in the Company.
On September 21, 2020, we acknowledged the following transactions that were conditionally approved by the shareholders’ meeting on September 7, 2020:
The Initial Public Offering (IPO) on Euronext Brussels (Belgium) resulted in an aggregate capital increase in the Company of €73.7 million (including share premium) in exchange for 4,335,000 new shares in the Company at the price of EUR 17 per share. The conversion of a convertible loan of €1.0 million in shares resulted (triggered by the IPO) in an aggregate capital increase in the Company of €1.0 million (including share premium) in exchange for 65,359 new shares in the Company. The convertible loan was entered into between the Company and Noshaq SA (“Noshaq”) on June 26, 2020 for an amount of €1.0 million. The convertible loan had a non-compounding interest rate of 2.50% per annum. The trigger events for a mandatory conversion were (i) an initial public offering, (ii) qualifying financing and (iii) a trade sale. If no mandatory conversion has taken place on or prior to the second anniversary of date of the loan, we will be able to opt for an optional conversion to force Noshaq to convert the entire outstanding Principal Amount at nominal value into new shares. The convertible loan was accounted for prior to conversion at fair value with changed in fair value through the profit or loss. Change in fair value of this conversion feature between the issue date and the conversion date is immaterial.
As part of the initial public offering, the Company incurred direct-attributable transaction costs of €6.5 million which have been deducted from the share premium. The proceeds from the IPO net of transaction costs amounted to €67.2 million. For the other capital increases the transactions costs amounted to €96,000.
On September 29, 2020, pursuant to the exercise of the “Over-allotment Warrant” that was conditionally issued on September 7, 2020, the aggregate capital of the Company increased with €11.1 million (including share premium) in exchange for 650,250 new shares in the Company.
On October 28, 2020, pursuant to the exercise of warrants, the aggregate capital of the Company increased with €121,510.04 (including share premium) in exchange for 23,500 new shares in the Company.
Reserves
The reserves included the share-based payment reserve (see note 13), the currency translation reserve and the retained earnings. Retained earnings is comprised primarily of accumulated losses.
13.   Share-Based Compensation
As of December 31, 2020, the Company has four outstanding equity-settled share-based incentive plans, including (i) the 2013 warrants plan (the 2013 Plan), (ii) the 2016 warrants plan (the 2016 Plan), (iii) the

NYXOAH SA
Notes to consolidated Financial Statements
13.   Share-Based Compensation (continued)
2018 warrants plan (the 2018 Plan), and (iv) the 2020 warrants plan (the 2020 plan). The Company had an extraordinary shareholders’ meeting on February 21, 2020, where it was decided to achieve a share split in a ratio of 500:1. Per Warrant issued before February 21, 2020, 500 common shares will be issuable. For presentation purposes the tables and comments below reflect the number of shares the warrants give right to across all plans.
Pursuant to a decision of the February 21, 2020 extraordinary shareholders’ meeting, the AD Warrants were cancelled.
In accordance with the terms of the various plans, all warrants that had not yet vested before, vested on September 7, 2020, i.e. ten business days prior to the closing of the IPO on September 21, 2020.
The changes of the year for the equity-settled warrant plans are as follows:
Number of shares (after share split) warrants give right to across all plans	2020	2019
Outstanding at January 1	1,143,500	1,012,000
Granted	567,000	246,000
Forfeited/Cancelled	(635,000)	(114,500)
Exercised	(68,000)	0
Outstanding at December 31	1,007,500	1,143,500
Exercisable at December 31	1,007,500	968,503
In addition, the Company has one cash-settled share-based payment transaction which is explained further below.
Description of the equity-settled share-based incentive plans
(a) 2013 Plan
On 3 May 2013, the shareholders’ meeting of the Company approved the issuance of 340 warrants, giving each the right to subscribe to one common share of the Company before share split (500 shares after the share split). These warrants are valid until May 3, 2023. In addition, on December 23, 2014, the shareholders’ meeting of the Company issued 300 additional warrants under the 2013 Plan. The Shareholders’ Meeting granted a special proxy to the Board of Directors of the Company in order to (i) identify the beneficiaries, (ii) offer the issued warrants to workers of the Company, and (iii) determine the exercise price of the concerned warrants.
The exercise price of each warrant is €2,585.51 before share split for warrants granted before April 2020. Taking into consideration the share split, this would result in an exercise price of EUR 5.17 per share. The exercise price of each warrant is €5,966.59 before share split for warrants granted in April 2020. Taking into consideration the share split, this would result in an exercise price of €11.94 per share. The key features of the warrants granted under the 2013 Plan are as follows (i) each warrant could be exercised for one share before share split (500 shares after the share split), (ii) the warrants are granted for free, (iii) the warrants have a term of five years since the grant date, (iv) the only vesting condition is that the holder is still an employee of the Company at the vesting date, and (v) the warrants vest accordingly: 34% at the grant date, 33% at the first anniversary of the grant date, 33% at the second anniversary. As a result of the IPO, all warrants that had not yet vested before, vested on September 7, 2020, i.e. ten business days prior to the closing of the IPO on September 21, 2020.
In April 2020, 1 warrant was granted under the 2013 Plan with an exercise price of €5,966.59 (€11.94 per share after the share split).
The status of the 2013 warrant plan at December 31, is as follows:

NYXOAH SA
Notes to consolidated Financial Statements
13.   Share-Based Compensation (continued)
Number of shares (after share split) warrants give right to for Plan 2013	2020	2019
Outstanding at January 1	208,000	269,500
Granted	500	0
Forfeited/Cancelled	(83,500)	(61,500)
Exercised	(44,500)	0
Outstanding at December 31	80,500	208,000
Exercisable at December 31	80,500	208,000
With respect to the warrants exercised in 2020, a total of 89 warrants representing 44,500 shares after share split were exercised. Since the 2013 warrant plan prescribes that each warrant gives right to 500 shares and our table above presents the impact on the number of shares, the actual remaining number of warrants as per December 31, 2020 equals 161 representing 80,500 shares.
(b) 2016 Plan
On 3 November 2016, the shareholders’ meeting of the Company approved the issuance of 1.500 warrants, giving each the right to subscribe to one common share of the Company before share split (500 shares after the share split). Under this plan, up to 1.500 warrants can be issued. By consequence, the Company can issue up to 1.500 common shares before share split (750,000 shares after the share split) if all warrants are exercised.
The total amount of warrant owners cannot exceed 150 individuals. Unless the Board of Directors determines otherwise, the 2016 ESOP Warrants are not transferable inter vivos once they have been granted to a holder of the 2016 ESOP Warrants, and may not be pledged or encumbered with any security, pledge or right in rem in any other way, either voluntarily, by operation of law or otherwise. The exercise price of each warrant cannot be less than €2,585.32. Taking into consideration the share split, this would result in an exercise price of €5.17 per share. The key features of the warrants granted under the 2016 Plan are as follows (i) each warrant could be exercised for one share before share split (500 shares after the share split), (ii) the warrants are granted for free, (iii) the warrants have a term of maximum ten years since the grant date, (iv) the only vesting condition is the holder is still an employee of the Company at the vesting date, and (v) the warrants vest accordingly: 34% at the grant date, 33% at the first anniversary of the grant date, 33% at the second anniversary. Accordingly, the fair value of the plan is expensed over the vesting period. All 1,500 warrants were granted throughout the years 2016, 2017 and 2018. As a result of the IPO, all warrants that had not yet vested before, vested on September 7, 2020, i.e. ten business days prior to the closing of the IPO on September 21, 2020.
The status of the 2016 warrant plan at December 31, is as follows:
Number of shares (after share split) warrants give right to for Plan 2016	2020	2019
Outstanding at January 1	742,500	742,500
Granted	0	0
Forfeited/Cancelled	(501,500)	0
Exercised	(23,500)	0
Outstanding at December 31	217,500	742,500
Exercisable at December 31	217,500	695,500
With respect to the warrants exercised in 2020, a total of 47 warrants representing 23,500 shares were exercised. Since the 2016 warrant plan prescribes that each warrant gives right to 500 shares and our table above presents the impact on the number of shares, the actual remaining number of warrants as per December 31, 2020 equals 435 representing 217,500 shares.

NYXOAH SA
Notes to consolidated Financial Statements
13.   Share-Based Compensation (continued)
(c) 2018 Plan
On December 12, 2018, the shareholders’ meeting of the Company approved the issuance of 525 warrants, giving each the right to subscribe to one common share of the Company before share split (500 shares after the share split). Under this plan, up to 525 warrants can be issued. By consequence, the Company can issue up to 525 common shares if all warrants are exercised.
The total amount of warrant owners cannot exceed 150 individuals. Unless the Board of Directors determines otherwise, the 2018 ESOP Warrants are not transferable inter vivos once they have been granted to a holder of the 2018 ESOP Warrants, and may not be pledged or encumbered with any security, pledge or right in rem in any other way, either voluntarily, by operation of law or otherwise. The exercise price of each warrant cannot be less than €3,259.91. Taking into consideration the share split, this would result in an exercise price of €6.52 per share. The key features of the warrants granted under the 2018 Plan are as follows (i) each warrant could be exercised for one share before share split (500 shares after the share split), (ii) the warrants are granted for free, (iii) the warrants have a term of maximum ten years since the grant date, (iv) the only vesting condition is the holder is still an employee of the Company at the vesting date, and (v) the warrants vest accordingly: 34% at the grant date, 33% at the first anniversary of the grant date, 33% at the second anniversary. Accordingly, the fair value of the plan is expensed over the vesting period. As a result of the IPO, all warrants that had not yet vested before, vested on September 7, 2020, i.e. ten business days prior to the closing of the IPO on September 21, 2020.
In April 2020, 33 warrants were granted under the 2018 Plan with an exercise price of €5,966.59 (exercise price of €11.93 per share after the share split) while the previous warrants of the 2018 Plan have an exercise price of €3,259.91 (exercise price of EUR 6.52 per share after the share split).
The status of the 2018 warrant plan at December 31, is as follows:
Number of shares (after share split) warrants give right to for Plan 2018	2020	2019
Outstanding at January 1	193,000	0
Granted	16,500	246,000
Forfeited/Cancelled	(50,000)	(53,000)
Exercised	0	0
Outstanding at December 31	159,500	193,000
Exercisable at December 31	159,500	65,000
No warrants were exercised in 2020. Since the 2018 warrant plan prescribes that each warrant gives right to 500 shares and our table above presents the impact on the number of shares, the actual remaining number of warrants as per December 31, 2020 equals 319 representing 159,500 shares.
(d) 2020 Plan
On 7 April 2020, the shareholders’ meeting of the Company approved the issuance of 550,000 warrants, giving each the right to subscribe to one common share of the Company. Under this plan, up to 550,000 warrants can be issued. By consequence, the Company can issue up to 550,000 common shares if all warrants are exercised.
The total number of warrant beneficiaries cannot exceed 150 individuals. Unless the Board of Directors determines otherwise, the 2020 ESOP Warrants are not transferable inter vivos once they have been granted to a holder of the 2020 ESOP Warrants, and may not be pledged or encumbered with any security, pledge or right in rem in any other way, either voluntarily, by operation of law or otherwise. The key features of the warrants granted under the 2020 Plan are as follows (i) each warrant could be exercised for one share, (ii) the warrants are granted for free, (iii) the warrants have a term of maximum ten years since the grant date, (iv) the only vesting condition is the holder is still an employee of the Company at the

NYXOAH SA
Notes to consolidated Financial Statements
13.   Share-Based Compensation (continued)
vesting date, and (v) the warrants vest accordingly: 34% at the grant date, 33% at the first anniversary of the grant date, 33% at the second anniversary. Accordingly, the fair value of the plan is expensed over the vesting period. As a result of the IPO, all warrants that had not yet vested before, vested on September 7, 2020, i.e. ten business days prior to the closing of the IPO on September 21, 2020.
The exercise price of each warrant amounts to €11.94.
The status of the 2020 warrant plan at December 31 is as follows:
Number of shares warrants give right to for Plan 2020	2020
Outstanding at January 1	0
Granted	550,000
Forfeited/Cancelled	0
Exercised	0
Outstanding at December 31	550,000
Exercisable at December 31	550,000
No warrants were exercised in 2020.
Accounting for Equity-settled Share-Based Payment
The fair value of the plan is expensed over the vesting period. The share-based compensation expense for all vested warrants recognized in the income statement was €2.5 million for the year ended December 31, 2020, €346,000 for the year ended December 31, 2019, €28,000 for the year ended December 31, 2018.
The table below details the number of exercisable (vested) warrants and their weighted average exercised price. For presentation purposes the table reflect the number of shares the warrants give right to across all plans.
Total	2020	2019	2018
Exercisable Warrants at December 31	550,915	1,940	1,807
Shares representing the Exercisable Warrants at December 31	1,007,500	1,143,500	1,012,000
Weighted average exercise price per share	9.17	5.26	5.17
Fair value
The fair value of each option or subscription right is estimated on the date of grant using the Black & Scholes model based on the following:
—
The dividend return is estimated by reference to the historical dividend payment of the Group. Currently, this is estimated to be zero as no dividend have been paid since inception;

—
Expected volatility is estimated based on a sample of similar companies based on the healthcare products sector of the Damodaran dataset;

—
Risk-free interest rate is based on the yield of EUR bonds with an equivalent term to liquidation event;

—
The expected life of the share options is based on current expectations and is not necessarily indicative of exercise patterns that may occur.

—
Fair value of the shares is estimated based on the market approach using publicly traded companies and acquisitions of private held companies within the same industry as Nyxoah.

The following table provides the input to the Black-Scholes model for warrants granted in 2018, 2019 and 2020 related to the 2013 warrant plan, the 2016 warrant plan, the 2018 warrant plan and the 2020 warrant plan. The table and notes uses as a basis, the number of shares the warrants give right to across all plans.

NYXOAH SA
Notes to consolidated Financial Statements
13.   Share-Based Compensation (continued)
	Plan 2016 (grant 2018)	Plan 2018 (grant 2019)	Plan 2013 (grant 2020)	Plan 2018 (grant 2020)	Plan 2020 (grant 2020)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	66.92%	56.32%	56.32%	56.32%	56.32%
Risk-free interest rate	0.35%	-0.20%	-0.20%	-0.20%	-0.20%
Expected life	3	3	3	3	3
Exercise price	5.17	6.52	11.94	11.94	11.94
Stock price	1.09	10.24	10.20	10.20	10.20
Fair value	0.10	5.30	3.31	3.31	3.31
The weighted average fair value of warrants granted during the year was €3.31 in 2020, €5.30 in 2019 and €0.10 in 2018.
The weighted average remaining contractual life for the share options outstanding as at December 31, was 3.4 in 2020, 2.5 in 2019 and 2.99 in 2018.
Cash-settled share-based payment transactions
The Company has signed a service agreement with ActuaRisk Consulting SRL in 2014 and amended afterwards for an indefinite period which includes a variable compensation for the services delivered under the service agreement. The variable compensation will become payable upon an “Exit of the Company” (“Exit”), unless ActuaRisk Consulting SRL becomes a bad leaver as defined in the service agreement prior to the Exit. The variable compensation can be invoiced by ActuaRisk Consulting SRL, as from the 6th month following an Exit at an amount equal to the closing trading of the Shares of the company at the time of invoice multiplied by the number of the then outstanding shares adjusted with then outstanding warrants and multiplied by a variable % between 0% and 0.5% depending on the exit value. The exercise period has no maturity. The vesting period is variable and starts at the signing date of the service agreement and the expected date of an Exit. The vesting term was estimated at December 31, 2019 at 82 months. The IPO completed on September 21, 2020 qualifies as an Exit under the service agreement and as such the rights are vested at December 31, 2020.
The Company has signed a service agreement with Mr. Kezirian in 2015 and amended afterwards for an indefinite period which include a variable compensation for the services delivered under the service agreement. The variable compensation will be 0,5% of 100% of the shares on a fully diluted basis, less any expenses, costs and fees incurred by the shareholders or the Company in the framework of the Exit. The variable compensation will vest fully within 5 years anniversary of the service agreement, i.e. November 25, 2020 or a vesting period of 60 months. The variable compensation becomes payable upon an “Exit of the Company” (“Exit”), unless Mr. Kezirian becomes a bad leaver as defined in the service agreement prior to the Exit. The IPO completed on September 21, 2020 qualifies as an Exit under the service agreement.
Both arrangements qualify as a cash-settled share-based payment transaction. The liability for the cash-settled share-based payment arrangements amount to €1.8 million at December 31, 2020 (€1.4 million in 2019) with an expense recognized in general and administrative expense of €2.0 million (2019: €1.2 million). The total intrinsic value of the fully vested liability at December 31, 2020 is €1.8 million. The arrangement with Mr. Kezirian has been exercised on September 21, 2020 following the IPO with a total payment of €1.5 million in September 2020. The arrangement with ActuaRisk Consulting SRL has vested in full on September 21, 2020 and will be exercisable as from the 6th month following the IPO. At December 31, 2019, none of the arrangements were exercisable.
14. Financial Debt
Financial debt consists of recoverable cash advances and other loan. Related amounts can be summarized as follows:

NYXOAH SA
Notes to consolidated Financial Statements
14. Financial Debt (continued)
(in EUR 000)	2020	2019
Recoverable cash advances – Non-current	7,419	6,874
Recoverable cash advances – Current	491	274
Total Recoverable cash advances	7,910	7,148
Other loan – Non-current	188	272
Other loan – Current	125	104
Total Other loan	313	376
Non-current	7,607	7,146
Current	616	378
Total Financial debt	8,223	7,524
Financial debt related to recoverable cash advances
Recoverable cash advances received
As at December 31, 2020, the details of recoverable cash advances received can be summarized as follows:
(in EUR 000)	Contractual Advances	Advances received	Amounts reimbursed
Sleep apnea device (6472)	1,600	1,600	420
First Articles (6839)	2,160	2,160	84
Clinical Trial (6840)	2,400	2,400	—
Activation chip improvements (7388)	1,467	1,467	15
Total	7,627	7,627	519

•
The Convention 6472 “Sleep apnea device” for a total amount of €1.6 million was signed in 2011. The total amount of the advance has been received before January 1, 2015. The turnover dependent reimbursement is based on 0.224% of the sales achieved by June 2037. The Company has notified his intention to exploit the results of this project before 2015. As a result, cumulated fixed reimbursements amount to €420,000 (excluding interests) out of which €40,000 in 2020 and €40,000 in 2019.

•
The Convention 6839 “First Articles” for a total amount of €2.2 million was signed on December 5, 2012. At January 1, 2015, the advance received amounted to €1.9 million. The outstanding amount of €226,000 has been received in 2018. The turnover dependent reimbursement is based on 0.3% of the sales achieved by June 2037. The Company notified to the Region its decision about the exploitation of the results during 2017, therefore fixed reimbursement started in 2018 (€84,000 excluding interests). The Region has informed the Company that the fixed reimbursement related to 2019 and 2020 will be due in 2021. At the end of 2020, the total reimbursement (excluding interests), amounted to €84,000.

•
The Convention 6840 “Clinical Trial” for a total amount of €2.4 million was signed on December 6, 2012. At December 31, 2020, the advance received amounted to €2.4 million (2019: €2.2 million) after an amount of €190,000 was received as part of the advance in 2020. The turnover dependent reimbursement is based on 0.336% of the sales achieved by December 2038. The Company has notified to the Region its decision about the exploitation of the results in the course of 2018.

•
The Convention 7388 “Implant for Obstructive Sleep Apnea, “Activation Chip Improvements” for a total amount of €1.5 million was signed in December 2015. During 2016, an amount of

NYXOAH SA
Notes to consolidated Financial Statements
14. Financial Debt (continued)
€367,000 was received as part of this advance. Since 2019, the Company received the remaining balance of €1.1 million. The turnover dependent reimbursement is based on 0.45% of the sales achieved to December 2038. In 2019, the Company has notified to the Region its decision about the exploitation of the results. In 2020, a total of €15,000 was reimbursed (excluding interests).
Evolution of the financial debt in the financial statements
The determination of the amount to be reimbursed to the Walloon Region under the signed agreements is subject to a degree of uncertainty as it depends on the amount of the future sales that the Company will generate or not in the future. To determine the fair value of those advances, management of the Company has considered the possible outcomes of the program currently benefiting from the support of the Walloon Region. Management has considered that the probability to have to reimburse the 30% non-revocable repayment has a probability of 100% to occur. The reimbursement of the variable part, the fair value of which is determined on the basis of the sales forecasts largely depends on external factors such as CE-Marking, social security programs, post-market studies and expected timing and level of sales.
The Management performed an initial recognition of the financial debt for the variable part using a discount rate of 12.5%.
As the period for reimbursements is up to 2037/2038, the initial recognition of the liability reflects a reimbursement of the recoverable cash advances which represents 2 times the amount received as detailed in the table below:
(in EUR 000)	2020	2019
Recoverable cash advances received	7,627	7,437
Amounts to be reimbursed (2 times)	15,254	14,874
Amounts reimbursed at year-end (interests included)	(582)	(517)
Total Recoverable cash advances (undiscounted)	14,672	14,357
Based on expected timing of sales and after discounting, the financial debt related to the recoverable cash advances is as follows:
(in EUR 000)	2020	2019
Contract 6472	1,421	1,296
Contract 6839	2,214	2,115
Contract 6840	2,592	2,232
Contract 7388	1,683	1,505
Total Recoverable cash advances	7,910	7,148
Non-current	7,419	6,874
Current	491	274
Total Recoverable cash advances	7,910	7,148

NYXOAH SA
Notes to consolidated Financial Statements
14. Financial Debt (continued)
The amounts recorded under Current caption correspond to the sales-independent amounts (fixed repayment) estimated to be repaid to the Walloon Region in the next 12 months period. The estimated sales-independent (variable repay) above 12 months as well as sales-dependent reimbursements (variable) are recorded under Non-current liabilities. Changes in the recoverable cash advances can be summarized as follows:
(in EUR 000)	2020	2019
As of January 1	7,148	5,357
Advances received	190	1,196
Advances reimbursed (excluding interests)	(55)	(40)
Initial measurement and re-measurement	(145)	60
Discounting impact	772	575
As of December 31	7,910	7,148
The discounting impact is included and presented in the financial expenses and amounted to €0.8 million (2019: €0.6 million). The initial measurement and re-measurement are included in other operating income/expenses and amounted to (€145,000) (2019: €60,000).
A sensitivity analysis of the carrying amount of recoverable cash advances has been done to assess the impact of a change in assumptions. Nyxoah tested reasonable sensitivity to changes in revenue projections of  +/- 25% and in the discount rates of  +/- 25%. The table hereunder details the sensitivity results:
Fair Value of Liabilities as of end of 2020 (in EUR 000)	Variation of revenue projections
Variation of discount rates*	-25%	0%	25%
-25%	8,787	9,099	9,281
0%	7,567	7,910	8,114
+25%	6,566	6,922	7,138

*
A change of  -25% in the discount rates implies that the discount rate used for the fixed part of the recoverable cash advances is 3.8% instead of 5% while the one used for the variable part is 9.4% instead of 12.5%.

An increase of 25% of revenue projections implies, if discount rates does not change, an increase of the expected liability as repayment of the liability is accelerated.
An increase of 25% of the discount rate decreases the expected liability if revenue projections remain unchanged.
Other Financial Liabilities
The Company has contracted a loan of €500,000 on 29 June 2016 with a maturity of 8 years, repayable as from 30 June 2018 and bearing interest of 1.284% p.a. The loan has a carrying amount of €313,000 at December 31, 2020 and €376,000 at December 31, 2019. The payments have been postponed for 3 months due to COVID-19 so the maturity date of the loan has been extended until June 30, 2024.
15. Trade Payables
(in EUR 0000029	2020	2019
Payables	815	1,174
Invoices to be received	375	211
Total Trade payables	1,190	1,385
The increase of the trade payables between 2020 and 2019 is mainly due to increase in general activities. The Company normally settles its trade payable in 30 days.

NYXOAH SA
Notes to consolidated Financial Statements
16. Current and Non-current Other Payables
(in EUR 000)	2020	2019
Total other non-current payables	—	547
Holiday pay accrual	376	243
Salary	382	381
Accrued expenses	1,244	687
Other	2,121	962
Total Other current payables	4,123	2,273
The increase of the accrued expenses in 2020, compared to 2019, is mainly due to hospital services for the clinical trials in Australia. The category other current and non-current payables include a variable compensation for an amount of €1.8 million at December 31, 2020 (2019: €1.3 million of which €0.5 million non-current and €0.8 million current) of a cash-settled share-based payment transaction. See note 13.
17. Revenue and costs of goods sold
For the first time since its inception, the company started generating revenue as of July 2020. The revenue for the amount of €69,000 is generated under the existing HGNS NUB coding in Germany. Revenue is recognized at a point in time upon satisfaction of the performance obligation, being the moment control over the Genio system is transferred to the customer.
(in EUR 000)	2020
Purchases of goods and services	85
Inventory movement	(55)
Cost of goods sold	30
18. General and Administrative expenses
General and administrative expenses consist primarily of payroll and personnel-related costs, and spending related to finance, information technology and human resource functions. Other general and administrative expenses include travel expenses, professional services fees, audit fees, insurance costs and general corporate expenses, including facilities-related expenses.
(in EUR 000)	2020	2019
Staff costs	3,015	1,327
Consulting and contractors’ fees	2,883	1,733
Legal fees	201	42
Rent	89	115
Facilities	116	67
Depreciation and amortization expense	599	415
ICT	234	151
Travel	134	186
Other expenses	251	190
Total General and Administrative expenses	7,522	4,226
General and administrative expenses increased by 78% from €4.2 million in 2019 to €7.5 million in 2020. The increase is due to consulting expenses, staff and legal fees to support the Company growth. The increase in consulting and contractors’ fees includes variable compensations for an amount of €2.0 million in 2020 and €1.2 million in 2019 related to a cash-settled share based payment transaction.

NYXOAH SA
Notes to consolidated Financial Statements
18. General and Administrative expenses (continued)
See note 13. The increase of €159,000 in legal fees is due to services and not to any ongoing disputes.
19. Research and Development expenses
Research and development expenses consist primarily of product development, engineering to develop and support our products, testing, consulting services and other costs associated with the next generation of the Genio system. These expenses primarily include employee compensation and outsourced development expenses.
(in EUR 000)	2020	2019
Staff costs	1,304	1,252
Consulting and contractors’ fees	—	11
Outsourced developments	1,717	1,054
Depreciation and amortization expense	20	16
Travel	4	33
Other	21	9
Capitalized costs	(2,593)	(1,745)
Total Research and development expenses	473	630
Before capitalization of €2.6 million in 2020, Research and development expenses increased by 29% from €2.4 million in 2019 to €3.1 million in 2020 due mainly to the further development of the Genio system.
20. Clinical expenses
Clinical expenses consist primarily of clinical studies related to the development of our Genio system, consulting services and other costs associated with clinical activities. These expenses include employee compensation, clinical trial management and monitoring, payments to clinical investigators, data management and travel expenses for our various clinical trials.
(in EUR 000)	2020	2019
Staff costs	1,531	921
Consulting and contractors’ fees	748	474
Clinical activities	1,731	1,190
Travel	51	182
Other	255	114
Capitalized costs	(3,263)	(2,033)
Total Clinical expenses	1,053	848
Before capitalization of €3.3 million in 2020, clinical expenses increased by 50% from €2.9 million in 2019 to €4.3 million in 2020. The increase in the expenses was mainly due to an increase in staff and consulting to support the completion of the BETTER SLEEP trial implantations, continuous recruitment for Elisa study and the launch of the new Dream IDE study in the US.
21. Manufacturing expenses
Manufacturing expenses consist primarily of employee compensation, acquisition costs of the components of the Genio system, as well as distribution-related expenses such as logistics and shipping costs for non-commercial units of the Genio system.

NYXOAH SA
Notes to consolidated Financial Statements
21. Manufacturing expenses (continued)
(in EUR 000)	2020	2019
Staff costs	1,211	613
Consulting and contractors’ fees	—	—
Manufacturing	2,427	1,071
Travel	25	41
Other	139	87
Capitalized costs	(3,342)	(1,323)
Total Manufacturing expenses	460	489
Before capitalization of €3.3 million in 2020, manufacturing expenses increased by 110% from €1.8 million in 2019 to €3.8 million in 2020. The increase in the expenses was mainly due to an increase in staff, in production and engineering team to support capacity and yield improvement, and also due to purchasing raw materials to support increase in the production.
Manufacturing costs (including material and supplier costs only, staff costs excluded) are as follows:
(in EUR 000)	2020	2019
Implantable stimulator	1,660	686
Activation chip	228	67
Disposable patch	102	113
External stimulator	69	37
Other	368	168
Capitalized costs	(2,254)	(800)
Total	173	271
22. Quality Assurance and Regulatory expenses
Quality assurance and regulatory expenses consist primarily of quality control, quality assurance and regulatory expenses for activities non-related to the production of commercial units of the Genio system. These expenses include employee compensation, consulting, testing and travel expenses related to the QA/RA department.
(in EUR 000)	2020	2019
Staff costs	641	353
Consulting and contractors’ fees	291	400
QA & regulatory	542	148
Travel	—	27
Capitalized costs	(1,247)	(701)
Total Quality Assurance and Regulatory expenses	227	227
Before capitalization of €1.2 million in 2020, Quality assurance and regulatory expenses increased by 59% from €0.9 million in 2019 to €1.5 million in 2020. The increase in the expenses was mainly due to an increase in staff and QA & regulatory activities to support manufacturing scaling up process.
23. Patents and Therapy Development expenses
Patents fees & related expenses
Patents fees and relate expenses consist primarily of compensation for personnel, spending related to the protection of company’s intellectual property, prosecution costs and travel expenses. Up to 2019, patents

NYXOAH SA
Notes to consolidated Financial Statements
23. Patents and Therapy Development expenses (continued)
fees and related expenses were not capitalized following an accounting policy similar to the one applied to development expenses.
Before capitalization of €256,000 in 2020 (2019: €335,000), patents fees and related expenses amounted to €379,000 in 2020 (2019: €0.6 million).
Therapy development expenses
Therapy development expenses consist primarily of compensation for personnel, spending related to direct sale force, market access and reimbursement activities. Other therapy development expenses include training physicians, travel expenses, conferences, market research, advertising and public relations.
Therapy development expenses increased by 107% from €0.9 million in 2019 to €1.9 million in 2020. The increase in the expenses was mainly due to an increase in staff and consulting, to support the launch the commercialization in Europe.
24. Other Operating Income / (Expenses)
(in EUR 000)	2020	2019
Recoverable cash advances
— Initial measurement and re-measurement	147	(61)
R&D Incentives (Australia)	1,000	425
Capitalization of R&D Incentive	(573)	(493)
Other income/(expenses)	(115)	3
Total Other Operating Income/(Expenses)	459	(126)
The impact of the recoverable cash advances is further detailed in note 14. It includes the impact of the initial measurement and re-measurement of the financial debt.
The R&D Incentive (Australia) relates to incentive to be received on development expenses incurred by the subsidiary in Australia. The 2020 R&D incentive of €0.6 million (2019: €493,000) has been deducted from the clinical expenses capitalized.
25. Employee Benefits
(in EUR 000)	2020	2019
Salaries	4,577	3,625
Social charges	562	518
Fringe benefits	104	153
Defined contribution plan	249	258
Holiday pay	273	99
Share-based payment (see note 13)	2,548	346
Other	138	127
Total employee benefits	8,451	5,126
General and administrative expenses	3,015	1,327
Research & Development costs	1,304	1,252
Clinical expenses	1,531	921
Operation & Manufacturing expenses	1,211	613
QA expenses	641	353
Other expenses (therapy development, patents, etc.)	749	660
Total employee benefits	8,451	5,126

NYXOAH SA
Notes to consolidated Financial Statements
25. Employee Benefits (continued)
As at December 31, 2020, the Nyxoah Group employed 71.9 (2019: 42.5) full-time equivalents, including white-collar employees and consultants. The following table presents a breakdown of the Company’s full-time equivalents as at December 31, 2020 and 2019:
	As at December 31,
	2020	2019
General & Administration	9	5.8
IP & Trademark	—	1.0
Research & Development	10.8	10.6
Clinical & Regulatory Affairs	23.2	8.2
Quality Assurance & Regulatory	7.9	5.9
Operations	15	9.0
Therapy Development (including the sales team)	6	2.0
Total	71.9	42.5
As of December 31, 2020, the Company had 20.2 full-time equivalents located in Belgium (2019: “10.2”), 36.7 full-time equivalents located in Israel (2019:”28.3”) 5 full-time equivalents located in Australia (2019: “4”), and 10 full-time equivalents located in USA.
26. Pension Schemes
Defined contribution plan:
The Company offers Defined Contribution Plan funded through group insurances to its employees of the Israel entity. The total expense recognized in the consolidated income statement for contributions under this plan amount to €171,000 (2019: €148,000).
Defined benefit plan:
The Company offers a pension plan with a minimum return guaranteed by law to its employees of the Belgian entity. The contributions to this plan amount to minimum 7.0% of the salary, partly paid by the employer and partly by the employees. As explained hereafter, this pension plan qualifies as Defined Benefit Plan under IFRS. As a result, a provision of €37,000 (2019: €30,000) has been recorded for the net benefit obligation in 2020. The impact on the OCI was not material.
As a consequence of the law of 18 December 2015, minimum returns guaranteed by the employers are as follows:
A.
For the contributions paid as from January 1, 2016, a new variable return based on OLO rates comprised between 1.75% and 3.75%. The rate is currently set to 1.75%.

B.
For the contributions paid until end December 2015, the previously applicable legal returns of 3.75% on employee contributions and 3.25% on employer contributions continue to apply until retirement date of the participants.

The insurance companies managing these plans for the Company also guarantee a minimum return on the reserves as well as on future contributions for some portions of the plan. They have evolved as follows: 4.75% until 1998, 3.25% from 1999 till 2012 and between 0.50% and 2.25% since 2013. They are currently set between 0.50% and 1.50%. The assets of the plan are entirely managed by external insurance companies “qualifying third party” which do not have any link with the Company.
The weighted average duration until the pension age for the Belgian plan is 20 years at December 31, 2020. In view of the minimum legal returns guaranteed, this pension Plan qualifies as Defined Benefit Plan under IFRS. Indeed, it induces a financial risk for the Company during periods of declining market

NYXOAH SA
Notes to consolidated Financial Statements
26. Pension Schemes (continued)
interest rates when the returns guaranteed by the insurance companies are lower than the minimum legal returns, which is currently the case. In this case, the intervention of the insurance company is limited, and the Company shall fund the balance between the return delivered by the insurance company and the legal return.
A complete actuarial calculation has been performed for this plan by external actuaries based on the “Projected Unit Credit Method without future contribution” according to the IAS 19.115 as follows:
(a)
Projection of the minimum return guaranteed by the law till the retirement date and discounting of this amount with the discount rate used for the valuation (rate of high-quality corporate bonds);

(b)
The discounted net obligation is the maximum between this discounted projection and the projection of the accrued reserves discounted at the discount rate used for the valuation (rate of high-quality corporate bonds).

The net defined benefit obligation was established at €37,000 as of December 31, 2020 (2019: €30,000).
(in EUR 000)	2020	2019
Net defined benefit liability at the beginning of the year	30	13
Defined benefit cost included in profit or loss	93	90
Total remeasurement included in OCI	—	—
Employer contributions	(77)	(73)
Transfer reserves (terminated participants)	(9)	—
Net defined benefit liability at the end of the year	37	30
The gross defined benefit liability is as follows:
(in EUR 000)	2020	2019
Gross defined benefit liability at the beginning of the year	209	118
Current service cost	90	90
Interest cost	1	2
Taxes on contributions	(8)	(1)
Transfer reserves (terminated participants)	(60)	—
Actuarial loss due to change in financial assumptions	16	—
Gross defined benefit liability at the end of the year	248	209
The fair value of the plan assets is as follows:
(in EUR 000)	2020	2019
Fair value plan assets at the beginning of the year	179	106
Interest income	2	1
Employer contributions	77	73
Taxes on contributions	(8)	(1)
Transfer reserves (terminated participants)	(55)	—
Actuarial gain on fair value of the plan assets	16	—
Fair value plan assets at the end of the year	211	179

NYXOAH SA
Notes to consolidated Financial Statements
26. Pension Schemes (continued)
The number of members and the average age of the members is as follows:
	2020	2019
Active members	14	8
Inactive members	—	—
Average age	43	48
All plan assets are invested in an insurance contract with guaranteed interest rate (branch 21 product).
The defined benefit calculation has been performed based on the below assumptions:
	2020	2019
Discount rate	0.1%	0.6%
Inflation rate	2%	2%
Salary increase (in excess of inflation)	0%	0%
Withdrawal rate based on age (between)	1.5% and 8.50%	1.5% and 8.50%
The discount rate was derived from the EIOPA term structure on each valuation date, considering the weighted average duration of liabilities. The inflation rate is based on the long-term objective of the European Central Bank. Retirement age assumption is in line with current legal requirements. The withdrawal rate and the salary increase rate reflect the expectations of the company on a long-term basis. The impact on the OCI is immaterial.
A sensitivity with reasonable possible changes on the discount rate will impact the net defined benefit liability as follows (positive = increase net defined benefit liability / negative = decrease of net defined benefit liability):
(in EUR 000)	2020
Increase of 0,25% in the discount rate	(2)
Decrease of 0,25% in the discount rate	2
The expected employer contributions for the year 2021 amounts to €100,000.
27. Financial Income
(in EUR 000)	2020	2019
Interests	3	8
Exchange differences	59	63
Total Financial income	62	71
28. Financial Expense
(in EUR 000)	2020	2019
Recoverable cash advances, Discounting	772	575
Interest and bank charges	151	33
Interest on lease liabilities	47	17
Exchange differences	20	115
Total Financial expense	990	740
The discounting impact of the recoverable cash advances is further detailed in note 14 above.

NYXOAH SA
Notes to consolidated Financial Statements
29. Taxes
The major components of income tax expense for the years ended December 31, 2020 and 2019 are as follows:
(in EUR 000)	2020	2019
Current tax	(104)	(61)
Deferred tax Income/(Expense)	11	(9)
Total Income Tax Expenses	(93)	(70)
Current tax mainly relates to income tax paid by the subsidiary in Israel. The deferred tax also relates to the subsidiary in Israel where some payroll accruals are temporary differences in the determination of the taxable income. These temporary differences generate deferred tax income/(expense) of €11,000 in 2020 and €(9,000) in 2019, and deferred tax assets of €32,000 (2019: €21,000).
The income tax expenses can be reconciled to the Company’s Belgian statutory income tax rate of 25% (29.58% in 2019) as follows:
(in EUR 000)	2020	2019
Pre-Tax Book Income /(loss)	(12,152)	(8,384)
Company Statutory Income Tax Rate	25.00%	29.58%
Income Tax at Company Statutory Tax Rate:	3,038	2,480
Unrecognized DTA on tax losses and temporary differences	(2,681)	(2,132)
Nondeductible expenses	(488)	(426)
Foreign Tax Rate Differential	58	38
Other temporary differences	(20)	(30)
Income Tax at Company Effective Tax Rate	(93)	(70)
Company Effective Income Tax Rate	(0.77)%	(0.83)%
As mentioned above, the subsidiary in Israel is paying income taxes and recognized deferred tax on some temporary differences. The applicable tax rate being 16%, amounts are reconciled as described in the above table.
The Belgian entity and the Australian entity both have historical losses that can be carried forward to future taxable income. The Belgian entity has tax losses for €56.3 million as at December 31, 2020 (2019: €44.1 million) but also has recoverable temporary differences (€6.0 million on valuation of recoverable cash advances (2019: €5.4 million) and €0.7 million taxed reserves (2019: €2.0 million). The Australian entity has tax losses for 0.8 million as at December 31 2020 (2019: €0.5 million). Due to the fact that these entities are not expected to generate significant profits in the near future, no deferred tax assets on tax losses carried forward and temporary differences have been recognized at this stage.
30. Earnings Per Share (EPS)
The Basic Earnings Per Share and the Diluted Earnings Per Share are calculated by dividing earnings for the year by the weighted average number of shares outstanding during the year. As the Company is incurring net losses, outstanding warrants have no dilutive effect. As such, there is no difference between the Basic and Diluted EPS.
EPS has been presented in the income statement taking into account resolutions adopted by the shareholders’ meeting of February 21, 2020. All existing preferred shares were converted into common

NYXOAH SA
Notes to consolidated Financial Statements
30. Earnings Per Share (EPS) (continued)
shares, and then a share split of 500:1 was approved by the shareholders’ meeting. Applying this split to the existing shares as of December 31, 2019 provides the following information:
	2020	2019
As at December 31, after conversion and share split
Outstanding common shares at year-end	22,097,609	6,728,500
Weighted average number of common shares outstanding	18,097,988	6,728,500
Number of Shares resulting of the exercise of outstanding warrants	1,007,500	1,143,500
Basic and Diluted EPS, based on weighted average number of shares outstanding after conversion and share split are as follows:
	2020	2019
Loss of year attributable to common holders (in EUR)	(12,245,000)	(3,823,000)
Loss of year attributable to preferred holders (in EUR)	0	(4,631,000)
Loss of year attributable to equity holders (in EUR)	(12,245,000)	(8,454,000)
Weighted average number of common shares outstanding (in units)	18,097,988	6,728,500
Basic earnings per share in EUR (EUR/unit)	(0.677)	(0.568)
Diluted earnings per share in EUR (EUR/unit)	(0.677)	(0.568)
31. Commitments
Capital Commitments
There are no commitments related to capital expenditures at the closing date.
Lease expenses
The lease expense recognized in the income statement mainly relate to municipality taxes, electricity charges and low-value leases:
(in EUR 000)	2020	2019
Expense	89	115
Total	89	115
Other commitments
The Company has granted in October 2020 an amount of €500,000 towards an institute under the Company’s Sponsored Grant Program. The institute will have to perform over a total period of two years certain clinical and research activities and training and education activities. The future payment commitments amount to €400,000 at December 31, 2020 which will be paid quarterly in instalments over the remaining period if the institute performs its activities.
32. Related Party Transactions
Transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in the notes.

NYXOAH SA
Notes to consolidated Financial Statements
32. Related Party Transactions (continued)
Remuneration of Key Management
The remuneration of the senior management consists of the remuneration of the CEO of the Company:
(in EUR 000)	2020	2019
Short-term remuneration & compensation	337	612
Share based payment	1,576	231
Total	1,913	843
In the period between 2017 and November 2019, Mr. Enrique Vega served as the Company’s CEO. As of November 2019, Mr. Olivier Taelman was appointed as CEO of the Company. The total compensation for Mr. Enrique Vega in 2019 was €0.6 million.
In 2020 and 2019, ActuaRisk Consulting, a company owned by a member of executive management, invoiced Nyxoah SA for an amount of €309,000 and €234,000, respectively, for consulting services. Of the €309,000 invoiced in 2020, €39,600 related to fees due in relation to 2019. The Company also recognized a share-based payment expense of €1.8 million in 2020 (2019: €0.5 million) in relation to the variable remuneration rights which vested at the time of the IPO. See note 13.3.
In 2020, a loan of €8,800 was granted by Nyxoah SA to Olivier Taelman in connection with the payment of taxes due following the acceptance of warrants. No other loans or other guarantees have been given to a member of the executive management team.
Transactions with Non-Executive Directors and Shareholders
	12/31/2020			12/31/2019
(in EUR 000)	R&D Collaboration	Consulting services	Board remuneration	Consulting services	Board remuneration
Cochlear	1,300	—	—	839	—
Noshaq	—	10	—	—	—
MINV SA	—	50	—	79	—
Man & Science S.A	—	44	—	6	—
Christopher Smith	—	—	—	9	11
Medtech Execs LLC	—	—	9	—	31
Robert Taub	—	—	28	—	—
Kevin Rakin	—	—	8	—	—
Donald Deyo	—	—	12	—	—
Pierre Gianello	—	—	8	—	—
Jan Janssen	—	—	8	—	—
Jurgen Hambrecht	—	—	9	—	—
Total	1,300	104	90	935	42
33. Events after the Balance-Sheet Date
After closing of the financial year, Nyxoah signed an exclusive license agreement with Vanderbilt University (Nashville, TN, USA). This agreement allows Nyxoah to develop new neurostimulation technologies for the treatment of sleep disordered breathing conditions based on inventions and patents owned by Vanderbilt University, which will potentially expand Nyxoah’s future pipeline.
On February 22, 2021, the Company issued 10,000 shares pursuant to an exercise of subscription rights. Consequently, on the date of this Annual Report, the Company’s registered capital amounts to €3,797,765.64, represented by 22,107,609 shares.

Unaudited condensed consolidated interim financial statements as of
March 31, 2021 and for the three month periods ended March 31, 2021 and 2020
NYXOAH SA
INTERIM CONSOLIDATED BALANCE SHEETS
(unaudited)
(in thousands)
	As of March 31 2021	As of December 31 2020
ASSETS
Non-current assets
Property, plant and equipment	€852	€713
Intangible assets	17,247	15,853
Right of use assets	3,158	3,283
Deferred tax asset	41	32
Other long-term receivables	91	91
	€21,389	€19,972
Current assets
Inventory	106	55
Trade Receivables	185
Other receivables	1,699	1,644
Other current assets	1,064	109
Cash and cash equivalents	86,207	92,300
	€89,261	€94,108
Total assets	€110,650	€114,080
EQUITY AND LIABILITIES
Capital and reserves
Common shares	3,798	3,796
Share premium	150,986	150,936
Share-based payment reserve	2,650	2,650
Currency translation reserve	79	149
Retained earnings	(66,010)	(60,341)
Total equity attributable to shareholders	€91,503	€97,190
LIABILITIES
Non-current liabilities
Financial debt	7,757	7,607
Lease liability	2,737	2,844
Pension Liability	37	37
	€10,531	€10,488
Current liabilities
Financial debt	658	616
Lease liability	475	473
Trade payables	2,802	1,190
Other payables	4,681	4,123
	€8,616	€6,402
Total liabilities	€19,147	€16,890
Total equity and liabilities	€110,650	€114,080
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Unaudited condensed consolidated interim financial statements as of
March 31, 2021 and for the three month periods ended March 31, 2021 and 2020
NYXOAH SA
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS
(unaudited)
(in thousands, except share and per share data)
	For the three months ended March 31
	2021	2020
Revenue	€185	€—
Cost of goods sold	(52)	—
Gross Profit	€133	€—
General and administrative expenses	(1,818)	(1,178)
Research and development expenses	(852)	(7)
Clinical expenses	(342)	(177)
Manufacturing expenses	(901)	(62)
Quality assurance and regulatory expenses	(325)	(25)
Patents fees & related	(674)	(58)
Therapy development expenses	(548)	(352)
Other operating income / (expenses)	4	(191)
Operating loss for the period	€(5,323)	€(2,050)
Financial income	4	19
Financial expense	(325)	(336)
Loss for the period before taxes	€(5,644)	€(2,367)
Income taxes	(25)	(13)
Loss for the period	€(5,669)	€(2,380)
Other comprehensive loss
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences	(70)	272
Total comprehensive loss for the year, net of tax	€(5,739)	€(2,108)
Loss attributable to equity holders	€(5,739)	€(2,108)
Basic Loss Per Share	€(0.256)	€(0.151)
Diluted Loss Per Share	€(0.256)	€(0.151)
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Unaudited condensed consolidated interim financial statements as of
March 31, 2021 and for the three month periods ended March 31, 2021 and 2020
NYXOAH SA
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
(in thousands)
	Attributable to owners of the parent
As of and for the three months ended March 31, 2021	Common Shares	Preferred Shares	Share premium	Share based payment reserve	Currency translation reserve	Retained earnings	Total
Balance at January 1, 2021	€3,796	—	€150,936	€2,650	€149	€(60,341)	€97,190
Loss for the period	—	—	—	—	—	(5,669)	(5,669)
Other comprehensive loss for the period	—	—	—	—	(70)	—	(70)
Total comprehensive loss for the period	—	—	—	—	€(70)	€(5,669)	€(5,739)
Issuance of shares for cash	2	—	50	—	—	—	52
Total transactions with owners of the Company recognized directly in equity	€2	—	€50	—	—	—	€52
Balance at March 31, 2021	€3,798	—	€150,986	€2,650	€79	€(66,010)	€91,503
As of and for the three months ended March 31, 2020	Common Shares	Preferred Shares	Share premium	Share based payment reserve	Currency translation reserve	Retained earnings	Total
Balance at January 1, 2020	€1,122	€1,359	€47,668	€420	€207	€(48,415)	€2,361
Loss for the period						(2,380)	(2,380)
Other comprehensive income for the period	—	—	—	—	272	—	272
Total comprehensive income/(loss) for the period	—	—	—	—	€272	€(2,380)	€(2,108)
Equity-settled share-based payments	—	—	—	147	—	50	197
Issuance of shares for cash	436	—	24,624	—	—	—	25,060
Transaction cost	—	—	(96)	—	—	—	(96)
Conversion of preferred shares to common shares	1,359	(1,359)	—	—	—	—	—
Total transactions with owners of the Company recognized directly in equity	€1,795	(1,359)	€24,528	€147	—	€50	€25,161
Balance at March 31, 2020	€2,917	—	€72,196	€567	€479	€(50,745)	€25,414
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Unaudited condensed consolidated interim financial statements as of
March 31, 2021 and for the three month periods ended March 31, 2021 and 2020
NYXOAH SA
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(in thousands)
	For the three months ended March 31
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax for the period	€(5,644)	€(2,367)
Adjustments for:
Finance income	(4)	(19)
Finance expenses	325	336
Depreciation and impairment of property, plant and equipment and right-of-use assets	375	128
Share-based payment transaction expense	—	197
Other non-cash items	3	111
Cash used before changes in working capital	€(4,945)	€(1,614)
Changes in working capital:
Increase in inventory	(51)	—
Increase in trade receivables	(185)	—
Decrease/(increase) in other receivables	(1,010)	402
Increase in trade and other payables	2,170	35
Cash used for changes in operations	€(4,021)	€(1,177)
Interests received	1	2
Interests paid	(105)	(5)
Income tax paid	(34)	(17)
Net cash used in operating activities	€(4,159)	€(1,197)
CASH FLOWS USED IN INVESTING ACTIVITIES
Purchases of property, plant and equipment	(169)	(84)
Capitalization of intangible assets	(1,606)	(1,694)
Increase of long-term deposits	—	1
Net cash used in investing activities	€(1,775)	€(1,777)
CASH FLOWS USED IN / GENERATED FROM FINANCING ACTIVITIES
Payment of principal portion of lease liabilities	(135)	(105)
Repayment of other loan	(21)	(21)
Proceeds from issuance of shares, net of transaction costs	52	24,964
Net cash used in/generated from financing activities	€(104)	€24,838
Movement in cash and cash equivalents	€(6,038)	€21,864
Effect of exchange rates on cash and cash equivalents	(55)	155
Cash and cash equivalents at January 1	€92,300	€5,855
Cash and cash equivalents at March 31	€86,207	€27,874
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

NYXOAH SA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
1.   General information
Nyxoah SA (the “Company”) is a public listed company with limited liability (naamloze vennootschap/société anonyme) incorporated and operating under the laws of Belgium and is domiciled in Belgium. The Company is registered with the legal entities register (Brabant Walloon) under enterprise number 0817.149.675. The Company’s registered office is in Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium.
The Company is a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea, or OSA. Our lead solution is the Genio system, a CE-Marked, patient-centric, minimally invasive, next generation hypoglossal neurostimulation therapy for OSA. OSA is the world’s most common sleep disordered breathing condition and is associated with increased mortality risk and comorbidities including cardiovascular diseases, depression and stroke.
The Genio system is the world’s first and unique battery-free, minimally invasive and leadless neurostimulator implant and is capable of delivering bilateral hypoglossal nerve stimulation to keep the upper airway open. The product is intended to be used as a second-line therapy to treat moderate to severe OSA patients who have either not tolerated, failed or refused conventional therapy, including Continuous Positive Airway Pressure, or CPAP, which, despite its proven efficacy, is associated with many limitations, meaning compliance is a serious challenge. In addition, other second-line treatments are more suitable to treat mild to moderate OSA (such as oral devices) or highly invasive. Compared to other hypoglossal nerve stimulation technologies for the treatment of OSA, the Genio system is a disruptive, differentiating technology that targets a clear unmet medical need thanks to its minimally invasive and quick implantation technique, its external battery and its ability to stimulate the two branches of the hypoglossal nerve.
Obstructive sleep apnea is the world’s most common sleep disordered breathing condition. OSA occurs when the throat and tongue muscles and soft tissues relax and collapse. It makes a person stop breathing during sleep, while the airway repeatedly becomes partially (hypopnea) or completely (apnea) blocked, limiting the amount of air that reaches the lungs. During an episode of apnea or hypopnea, the patient’s oxygen level drops, which leads to sleep interruptions.
The Company has established three wholly owned subsidiaries: Nyxoah Ltd, a subsidiary of the Company since October 21, 2009 (located in Israel and incorporated on January 10, 2008 under the name M.L.G. Madaf G. Ltd), and Nyxoah Pty Ltd since February 1, 2017 (located in Australia) and Nyxoah, Inc. Since May 14, 2020 (located in the USA).
The interim condensed consolidated financial statements of Nyxoah SA and its subsidiaries (collectively, the Group) as of March 31, 2021 and for the three-month periods ended March 31, 2021 and 2020 have been authorized for issue on May 21, 2021 by the Board of Directors of the Company.
2.   Significant accounting policies
Basis of Preparation of the interim condensed consolidated financial statements
The Company’s interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 — Interim Financial Reporting (“IFRS”), as issued by the International Accounting Standards Board (IASB). They do not include all the information required for complete annual financial statements and should be read in conjunction with the Company’s last annual consolidated financial statements as at and for the year ended December 31, 2020.
Except for the application of standards, interpretations and amendments being mandatory as of January 1, 2021, the accounting policies used for the preparation of the interim condensed consolidated financial statements are consistent with those used for the preparation of the Company’s annual consolidated financial statements as of and for the year ended December 31, 2020.
The consolidated financial statements are presented in thousands of Euros (€) and all values are rounded to the nearest thousand, except when otherwise indicated.

NYXOAH SA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
2.   Significant accounting policies (continued)
The preparation of the interim condensed consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, are areas where assumptions and estimates are significant to the consolidated financial statements. The critical accounting estimates used in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements as of and for the year ended December 31, 2020.
An entity shall determine the net defined benefit liability (asset) with sufficient regularity that the amounts recognized in the financial statements do not differ materially from the amounts that would be determined at the end of the reporting period. The current pension obligation results from defined benefit liability does not materially differ on a quarterly basis therefore the Company has determined to recognize the net defined benefit liability on annual basis being at the end of the reporting period.
Going concern principle
The Unaudited Interim Condensed Consolidated Financial Statements have been prepared on a going concern basis. As at March 31, 2021, the Company had cash and cash equivalents of €86.2 million. Based on cash flow forecasts for the years 2021 and 2022, which include significant expenses and cash outflows in relation to - among others - the ongoing clinical trials, the continuation of research and development projects, and the scaling-up of the Company’s manufacturing facilities, the Company believes that this cash position will be sufficient to meet the Company’s capital requirements and fund its operations for at least 12 months as from the date of this Interim Report.
New and amended standards and interpretations applicable.
Effective for the annual periods beginning on January 1, 2021
The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.
Several amendments and interpretations apply for the first time in 2021, but do not have an impact on the interim condensed consolidated financial statements of the Company:
—
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform — Phase 2 (applicable for annual periods beginning on or after January 1, 2021, but not yet endorsed in the EU).

Significant events and transactions of the interim period:
The Company generated its first commercial sales in July 2020. In the three-month period ended March 31, 2021, the Company generated revenue in Germany. See note 17.
In the three-month period ended March 31, 2021, the Company entered into an exclusive license agreement with Vanderbilt University. This agreement allows the Company to develop new neurostimulation technologies for the treatment of sleep disordered breathing conditions based on inventions and patents owned by Vanderbilt University, which will potentially expand the Company’s future pipeline. Under the agreement, the Company paid to Vanderbilt an upfront license issue fee of approximately $650,000. The Company may be required to pay earned royalties in the mid-single digits on net sales of licensed products that are covered by the patent rights owned by Vanderbilt. After the second anniversary of the agreement, the Company may terminate the obligation to pay further earned royalties to Vanderbilt on net sales of licensed products in exchange for a one-time royalty buyout payment. The Company may be required to make minimum annual royalty payments to Vanderbilt of up to $250,000 in 2024 and 2025, up to $500,000 in 2026 and 2027, and up to $1,000,000 in 2028 and each year

NYXOAH SA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
2.   Significant accounting policies (continued)
thereafter, which are creditable against the earned royalties owed to Vanderbilt for the same calendar year. Additionally, Vanderbilt may be entitled to milestone payments of up to an aggregate of  $13,750,000 in connection with patent issuance, clinical studies, regulatory approvals and net sales milestones. The Company may also be required to pay Vanderbilt a low to mid double digit percentage, not to exceed 40%, of any non-royalty sublicensing revenue that the Company receives. The Vanderbilt Agreement, including the royalty obligations thereunder, will continue on a licensed product-by-licensed product and country-by-country basis until the expiration date of the last-to-expire licensed patent in each country. Either the Company or Vanderbilt may terminate the Vanderbilt Agreement in connection with the other party’s insolvency. Vanderbilt may also terminate the Vanderbilt Agreement in the event the Company fails to make a payment to Vanderbilt, breach or default the Company’s diligence obligations or breach or default on any other material term, and if the Company fails to make such payment or cure such breach or default within 60 days of written notice from Vanderbilt. The Company may terminate the agreement by providing 120 days’ advance notice to Vanderbilt. During the three-month period ended March 31, 2021, the upfront license issue fee and past patenting costs relating to this agreement were expensed as incurred. See note 17.
3.   Critical accounting estimates and assumptions
The preparation of interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that may significantly affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period.
Refer to the disclosure note 5 from the Group’s 2020 year-end consolidated financial statements for further details about the main critical accounting estimates and assumptions.
4.   Segment Reporting
Based on the organizational structure, as well as the nature of financial information available and reviewed by the Company’s chief operating decision makers to assess performance and make decisions about resource allocations, the Company has concluded that its total operations represent one reportable segment. The chief operating decision maker is the CEO.
5.   Fair Value
The carrying amount of cash and cash equivalents, trade receivables, other receivables and other current assets approximate their value due to their short-term character. Derivatives financial instruments, such as foreign exchange forward contracts, are also measured at fair value. However, none of the contracts were on-going at year end.
The carrying value of current liabilities approximates their fair value due to the short-term character of these instruments.
The fair value of non-current liabilities (financial debt and other non-current liabilities) is evaluated based on their interest rates and maturity date. These instruments have fixed interest rates and their fair value measurements are subject to changes in interest rates. The fair value measurement is classified as level 3.

NYXOAH SA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
5.   Fair Value (continued)
	Carrying value		Fair value
(in EUR 000)	As at March 31, 2021	As at December 31, 2020	As at March 31, 2021	As at December 31, 2020
Financial Assets
Other long-term receivables (level 3)	91	91	91	91
Trade and other receivables (level 3)	1,884	1,644	1,884	1,644
Other current assets (level 3)	1,064	109	1,064	109
Cash and cash equivalents (level 1)	86,207	92,300	86,207	92,300
Financial liabilities
Financial debt (level 3)	292	313	268	250
Recoverable cash advances (level 3)	8,123	7,910	8,123	7,910
Trade and other payables (level 3)	7,484	5,313	7,484	5,313
6.   Subsidiaries
For all periods that are mentioned in this report, the Company owns 100% of the shares of Nyxoah LTD, an Israeli company located in Tel-Aviv that was incorporated in 2009 and has a share capital of NIS 1.00.
The Company also owns 100% of the shares of Nyxoah PTY LTD, an Australian company located in Collingwood that was incorporated in 2017 and has a share capital of AUD 100.
In May 2020, the Company incorporated Nyxoah Inc, an American company located in Delaware with a share capital of 100 USD. The Company owns 100% of the shares of Nyxoah, Inc.
7.   Property, Plant and Equipment
For the three-month period ended March 31, 2021 and 2020, acquisitions were mainly related to furniture and office equipment, and leasehold improvements and amounted to €169,000 (2020: €84,000).
The depreciation charge amounts to €32,000 in 2021 and €27,000 in 2020 for the three-month period ended March 31.
8.   Intangible assets
There is only one development project: The Genio® system. Refer to note 1.
(in EUR 000)	Development Cost	Patents and licenses	Total
Cost
Opening Gross value at 01/01/2020	5,311	335	5,646
Additions	1,653	56	1,709
Gross value at 03/31/2020	6,964	391	7,355
Opening Gross value at 01/01/2021	15,185	591	15,776
Additions	1,598	—	1,598
Gross value at 03/31/2021	16,783	591	17,374
Amortization
Opening amortization at 01/01/2020	—	—	—

NYXOAH SA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
8.   Intangible assets (continued)
(in EUR 000)	Development Cost	Patents and licenses	Total
Amortization	—	—	—
Amortization at 03/31/2020	—	—	—
Opening amortization at 01/01/2021	—	—	—
Amortization	(211)	—	(211)
Amortization at 03/31/2021	(211)	—	(211)
Opening Exchange differences at 01/01/2020	88	—	88
Exchange differences	(15)	—	(15)
Exchange differences at 03/31/2020	73	—	73
Opening Exchange differences at 01/01/2021	77	—	77
Exchange differences	7	—	7
Exchange differences at 03/31/2021	84	—	84
Net book value at 03/31/2020	6,037	391	7,428
Net book value at 03/31/2021	16,656	591	17,247

The Company has started amortizing the first-generation Genio system as of January 1, 2021. The amortization amounted to €211,000 for the three-month period ended March 31, 2021 and is included in Research and development expenses (€181,000) and in Clinical expenses (€30,000).
The Company continues to incur in 2021 development expenses with regard to the improved second-generation Genio System and clinical trials to obtain additional regulatory approvals in certain countries or to be able to sell the Genio System in certain countries. The total capitalized development expenses amounted to €1.6 million and €1.7 million for the three-month period ended March 31, 2021, and 2020, respectively.
9.   Right of use assets and lease liabilities
For the three-month period ended March 31, 2021, the Company did not enter into new lease agreements. For the preceding period of three months ended March 31, 2020, the impact of new leases was €432,000. The repayments of lease liabilities amounted to €135,000 (2020: €105,000). The depreciations on the right of use assets amounted to €132,000 and €101,000 for the three-month period ended March 31, 2021, and 2020, respectively.
10.   Trade and Other receivables
(in EUR 000)	As of March 31, 2021	As of December 31, 2020
R&D incentive receivable (Australia)	1,222	951
VAT receivable	398	607
Current tax receivable	28	(3)
Other	51	89
Total other receivables	1,699	1,644
R&D incentive receivable relates to incentives received in Australia as support to the clinical trials and the development of the Genio system
The increase of €185,000 in trade receivables in the three month period ended March 31, 2021 are due to generated revenue by the Company in Germany.

NYXOAH SA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
11. Other current assets
(in EUR 000)	As of March 31, 2021	As of December 31, 2020
Prepaid transaction costs	915	—
Other prepaid	149	109
Total other current assets	1,064	109
Prepaid transaction costs were incurred in anticipation of a potential issuance of equity instruments relating to the proposed public offering of its ordinary shares in the United States. The Company is deferring those costs and will subsequently reclassify them as a deduction from the equity when the equity instruments are issued or will recognize themin the income statement if the issuance of equity is aborted.
12.   Cash and cash equivalents
(in EUR 000)	As of March 31, 2021	As of December 31, 2020
Short term deposit	28	28
Three months term deposit	6	6
Current accounts	86,173	92,266
Total cash and cash equivalents	86,207	92,300

NYXOAH SA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
13.   Capital, Share Premium, Reserves
Evolution of the share capital and share premium over the three-month period ended March 31, 2021, and 2020:
(Number of shares (1) except otherwise stated)	Common Shares	Preferred Shares	Total of Shares	Par value (EUR)	Share Capital	Share Premium
January 1, 2020 (adjusted for share split in 2020)	6,728,500	8,150,000	14,879,000	0.17	2,481	47,668
February 21, 2020 – Conversion of preferred shares to common shares	8,150,000	(8,150,000)	—	—	—	—
February 21, 2020 – Capital increase	2,100,000	—	2,100,000	0.21	436	24,624
March 31, 2020 (adjusted for share split in 2020)	16,979,000	—	22,097,609	0.17	3,796	157,514
September 7, 2020 – Exercise warrants	44,500		44,500	0,17	8	222
September 21, 2020 – IPO	4,335,000	—	4,335,000	0.17	745	72,950
September 21, 2020 – Convertible loan	65,359	—	65,359	0.17	11	989
September 29, 2020 – Exercise warrants	650,250	—	650,250	0.17	112	10,943
October 28, 2020 – Exercise warrants	23,500	—	23,500	0.17	4	117
December 31, 2020 (adjusted for share split in 2020)	22,097,609	—	22,097,609	0.17	3,796	157,514
February 22, 2021 – Capital increase	10,000	—	10,000	0.17	2	50
March 31, 2021 (adjusted for share split in 2020)	22,107,609	—	22,107,609	0.17	3,798	157,564

(1) The numbers for the common and preferred shares have been retrospectively adjusted for the stock split.
On February 21, 2020, the Company, its shareholders and a new investor (ResMed Inc.) signed a subscription agreement with respect to an aggregate capital increase in the Company of €25.1 million (including share premium) in exchange for 2,100,000 (after conversion) new shares in the Company.
Pursuant to the terms and conditions of the subscription agreement, the shareholders’ meeting adopted on February 21, 2020 the following resolutions:
•
the conversion of all preferred shares into common shares,

•
the cancellation of the outstanding Series B Anti-Dilution Warrants and Series B2 Anti-Dilution Warrants,

•
share split at a 500:1 ratio to reduce the value per individual share of the Company, and

•
the amount of preferred and common shares above are adjusted for share split of 500:1.

On September 7, 2020, pursuant to the exercise of warrants, the aggregate capital of the Company increased with €230,110.39 (including share premium) in exchange for 44,500 new shares in the Company.

NYXOAH SA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
13.   Capital, Share Premium, Reserves (continued)
On September 21, 2020, the Company acknowledged the following transactions that were conditionally approved by the shareholders’ meeting on September 7, 2020:
The Initial Public Offering (IPO) resulted in an aggregate capital increase in the Company of €73.7 million (including share premium) in exchange for 4,335,000 new shares in the Company at the price of EUR 17 per share. The conversion of a convertible loan of €1.0 million in shares resulted (triggered by the IPO) in an aggregate capital increase in the Company of €1.0 million (including share premium) in exchange for 65,359 new shares in the Company. The convertible loan was entered into between the Company and Noshaq SA (“Noshaq”) on June 26, 2020 for an amount of €1.0 million. The convertible loan had a non-compounding interest rate of 2.50% per annum. The trigger events for a mandatory conversion were (i) an initial public offering, (ii) qualifying financing and (iii) a trade sale. If no mandatory conversion has taken place on or prior to the second anniversary of date of the loan, the Company will be able to opt for an optional conversion to force Noshaq to convert the entire outstanding Principal Amount at nominal value into new shares. The convertible loan was accounted for prior to conversion at fair value with changed in fair value through the profit or loss. Change in fair value of this conversion feature between the issue date and the conversion date is immaterial.
As part of the IPO, the Company incurred direct-attributable transaction costs of €6.5 million which have been deducted from the share premium. The proceeds from the IPO net of transaction costs amounted to €67.2 million. For the other capital increases the transactions costs amounted to €96,000.
On September 29, 2020, pursuant to the exercise of the “Over-allotment Warrant” that was conditionally issued on September 7, 2020, the aggregate capital of the Company increased with €11.1 million (including share premium) in exchange for 650,250 new shares in the Company.
On October 28, 2020, pursuant to the exercise of warrants, the aggregate capital of the Company increased with €121,510.04 (including share premium) in exchange for 23,500 new shares in the Company.
On February 22, 2021, the Company issued 10,000 new shares for an aggregate capital increase of €52,000 (including share premium).
14.   Share-Based compensation
Equity-settled share-based payment transactions
As of March 31, 2020, the Company had four outstanding equity-settled share-based incentive plans, including (i) the 2013 warrants plan (the 2013 Plan), (ii) the 2016 warrants plan (the 2016 Plan), (iii) the 2018 warrants plan (the 2018 Plan), and (iv) the 2020 warrants plan (the 2020 plan). The Company had an extraordinary shareholders’ meeting on February 21, 2020, where it was decided to achieve a share split in a ratio of 500:1. Per Warrant issued before February 21, 2020, 500 common shares will be issuable.
The Company has recognised €0 and €197,000 share-based payment expense for the three-month period ended March 31, 2021, and 2020, respectively. All equity-settled share-based payment transactions have fully vested and are fully exercisable as from September 7, 2020, i.e., ten business days prior to the IPO on September 21, 2020.
Cash-settled share-based payment transactions
The Company has signed service agreements with ActuaRisk Consulting SRL in 2014 and with Mr. Kezirian in 2015. Both arrangements qualify as a cash-settled share-based payment transaction.
The liability for the cash-settled share-based payment arrangements amount to €2.3 million at March 31, 2021 and €1.8 million at December 31, 2020, with an expense recognized in general and administrative

NYXOAH SA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
14.   Share-Based compensation (continued)
expense of €498,000 and €253,000 in the three-month period ended March 31, 2021, and 2020, respectively. The total intrinsic value of the fully vested liability at December 31, 2020 was €1.8 million.
The arrangement with Mr. Kezirian has been exercised on September 21, 2020 following the IPO with a total payment of €1.5 million in September 2020. The arrangement with ActuaRisk Consulting SRL has vested in full on September 21, 2020 and exercisable as from March 21, March 2021.
15.   Financial Debt
Financial debt consists of recoverable cash advances and other loan. Related amounts can be summarized as follows:
(in EUR 000)	As of March 31, 2021	As of December 31, 2020
Recoverable cash advances — Non-current	7,590	7,149
Recoverable cash advances — Current	533	491
Total recoverable cash advances	8,123	7,910
Other loan – Non-current	167	188
Other loan – Current	125	125
Total Other loan	292	313
Non-current	7,757	7,607
Current	658	616
Total Financial debt	8,415	8,223
Financial debt related to recoverable cash advances
Recoverable cash advances received
As at March 31, 2021 and as at December 31, 2020, the details of recoverable cash advances received can be summarized as follows:
(in EUR 000)	Contractual Advances	Advances received	Amounts reimbursed
Sleep apnea device (6472)	1,600	1,600	420
First articles (6839)	2,160	2,160	84
Clinical trial (6840)	2,400	2,400	—
Activation chip improvements (7388)	1,467	1,467	15
Total	7,627	7,627	519
During the three months ended March 31, 2021 and 2020, the Company did not receive or pay any new amounts.
(in EUR 000)	As of March 31, 2021	As of December 31, 2020
Contract 6472	1,464	1,421
Contract 6839	2,272	2,214
Contract 6840	2,659	2,592
Contract 7388	1,728	1,683
Total recoverable cash advances	8,123	7,910
Non-current	7,590	7,419
Current	533	491
Total recoverable cash advances	8,123	7,910

NYXOAH SA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
15.   Financial Debt (continued)
The amounts recorded under “Current” caption correspond to the sales-independent amounts (fixed repayment) estimated to be repaid to the Walloon Region in the next 12‑month period. The estimated sales‑independent (fixed repayment) beyond 12 months as well as sales-dependent reimbursements (variable repayment) are recorded under “Non-current” liabilities. Changes in the recoverable cash advances can be summarized as follows:
(in EUR 000)	2021	2020
As of January 1	7,910	7,148
Initial measurement and re-measurement	(8)	100
Discounting impact	220	193
As of March 31, 2021	8,123	7,442
16.   Other payables
(in EUR 000)	As of March 31, 2021	As of December 31, 2020
Holiday pay accrual	486	376
Salary	355	382
Accrued expenses	1,070	1,244
Other	2,769	2,121
Total other payables	4,680	4,123
For the three-month periods ended March 31, 2021 and 2020, the increase of other payables is mainly due to the increase of liability related to a variable compensation (€2.3 million at March 31, 2021 and €1.8 million at December 31, 2020) of a cash-settled share-based payment transaction.
17.   Results of operation
Revenue and cost of goods sold
In the three-month period ended March 31, 2021, the Company generated revenue for the amount of €185,000 (2020: €0). Revenue is recognized at a point in time upon satisfaction of the performance obligation, being the moment control over the Genio system is transferred to the customer, which is in general at delivery at customer site or a predefined location in the country of the customer. The revenue from the Genio system may consist of individual products or a bundle of products in the form of a kit. The revenue is then recognized at an amount that reflects the consideration to which the Company expects to be entitled in exchange of the Genio system. In determining the transaction price for the sale of the Genio system, the Company considers the effects of variable consideration. All sales were generated in Germany.
Cost of goods sold for the three-month periods ended March 31, 2021 and 2020:
(in EUR 000)	2021	2020
Purchases of goods and services	103	—
Inventory movement	(51)	—
Total cost of goods sold	52	—

NYXOAH SA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
17.   Results of operation (continued)
Operating expenses
The table below details the operating expenses for the three-month periods ended March 31, 2021 and 2020:
(in EUR 000)	Total Cost	Capitalized	Operating expense for the period
General and administrative expenses	1,818	—	1,818
Research and development expenses	852	—	852
Clinical expenses	1,779	(1,437)	342
Manufacturing expenses	1,116	(215)	901
Quality assurance and regulatory expenses	458	(133)	325
Patents fees & related expenses	674	—	674
Therapy development expenses	548	—	548
Other operating expenses/(income)	(191)	187	(4)
For the three months ended March 31, 2021	7,054	(1,598)	5,456
(in EUR 000)	Total Cost	Capitalized	Operating expense for the period
General and administrative expenses	1,178	—	1,178
Research and development expenses	318	(311)	7
Clinical expenses	745	(568)	177
Manufacturing expenses	640	(578)	62
Quality assurance and regulatory expenses	288	(263)	25
Patents fees & related	114	(56)	58
Therapy development expenses	352	—	352
Other operating expenses/(income)	124	67	191
For the three months ended March 31, 2020	3,759	(1,709)	2,050
General and Administrative expenses
(in EUR 000)	For the three-month period ended March 31, 2021	For the three-month period ended March 31, 2020
Staff costs	366	426
Consulting and contractors’ fees	936	431
Legal fees	53	22
Rent	61	36
Facilities	24	21
Depreciation and amortization expense	161	124
ICT	112	26
Travel	25	56
Other expenses	80	36
Total general and administrative expenses	1,818	1,178

NYXOAH SA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
17.   Results of operation (continued)
General and administrative expenses increased by €641,000, or 54%, from €1.2 million for the three months ended March 31, 2020 to €1.8 million for the three months ended March 31, 2021 mainly due to an increase in consulting expenses. The increase in consulting and contractors’ fees includes variable compensations for an amount of  €253,000 for the three months ended March 31, 2020 and €498,000 for the three months ended March 31, 2021 related to a cash-settled share-based payment transaction.
Research and Development expenses
(in EUR 000)	For the three-month period ended March 31, 2021	For the three-month period ended March 31, 2020
Staff costs	414	273
Outsourced developments	238	39
Depreciation and amortization expense	184	3
Travel	—	3
Other	16	—
Capitalized costs	—	(311)
Total research and development expenses	852	7
Research and development expenses increased by €0.5 million, or 168%, from €318,000 for the three months ended March 31, 2020 to €0.9 million for the three months ended March 31, 2021, due to an increase in staff and consulting costs to support R&D activities.
Before capitalization of €1.4 million for the three months ended March 31, 2021, clinical expenses increased by €1.1 million or, 139%, from €0.7 million for the three months ended March 31, 2020 to €1.8 million for the three months ended March 31, 2021. The increase in the expenses was mainly due to an increase for staff and consulting to support the completion of the BETTER SLEEP trial implantations, continuous recruitment for EliSA trial and the ongoing DREAM IDE trial in the United States.
Manufacturing expenses
(in EUR 000)	For the three-month period ended March 31, 2021	For the three-month period ended March 31, 2020
Staff costs	313	179
Consulting and contractors’ fees	—	—
Manufacturing	793	404
Travel	—	23
Other	10	34
Capitalized costs	(215)	(578)
Total manufacturing expenses	901	62
Before capitalization of €215,000 for the three months ended March 31, 2021, manufacturing expenses increased by €0.5 million, or 74%, from €0.6 million for the three months ended March 31, 2020 to €1.1 million in the three-month period ended March 31, 2021. The increase in the expenses was mainly due to an increase in staff, in production and engineering team to support capacity and yield improvement, and also due to purchasing raw materials to support increase in the production.
Before capitalization of €133,000 for the three months ended March 31, 2021, Quality assurance and regulatory expenses increased by €170,000, or 59%, from €288,000 for the three months ended March 31,

NYXOAH SA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
17.   Results of operation (continued)
2020 to €458,000 for the three months ended March 31, 2021. The increase in the expenses was mainly due to an increase in staff and QA & regulatory activities to support manufacturing scaling up process.
Patent fees and related expenses increased by €446,000, or 491%, from €114,000 for the three months ended March 31, 2020 to €0.7 million for the three months ended March 31, 2021 due to expenses related to the in-licensing agreement with Vanderbilt University.
Therapy development expenses increased by €196,000, or 56%, from €352,000 for the three months ended March 31, 2020 to €548,000 for the three months ended March 31, 2021. The increase in the expenses was mainly due to an increase in staff and consulting, to support the launch the commercialization in Europe.
The Company had other operating expenses of €191,000 for the three months ended March 31, 2020 and €4,000 income for the three months ended March 31, 2021, the evolution being mainly due to the impact of the initial measurement and re-measurement of the financial debt. The impact of the recoverable cash advances is further detailed in note 15.
18.   Earnings Per Share (EPS)
The Basic Earnings Per Share and the Diluted Earnings Per Share are calculated by dividing earnings for the year by the weighted average number of shares outstanding during the year. As the Company is incurring net losses, outstanding warrants have no dilutive effect. As such, there is no difference between the Basic and Diluted EPS.
EPS has been presented in the income statement taking into account resolutions adopted by the shareholders’ meeting of February 21, 2020. All existing preferred shares were converted into common shares, and then a share split of 500:1 was approved by the shareholders’ meeting.
	2021	2020
As at March 31, after conversion and share split
Outstanding common shares at year-end	22,107,609	16,979,000
Weighted average number of common shares outstanding	22,101,766	15,789,000
Number of Shares resulting of the exercise of outstanding warrants	997,500	1,007,500
Basic and Diluted EPS for the three-month periods ended March 31, 2021 and 2020 based on weighted average number of shares outstanding after conversion and share split are as follows:
	2021	2020
Loss of year attributable to equity holders (in EUR)	(5,669,000)	(2,380,000)
Weighted average number of common shares outstanding (in units)	22,101,766	15,789,000
Basic earnings per share in EUR (EUR/unit)	(0.256)	(0.151)
Diluted earnings per share in EUR (EUR/unit)	(0.256)	(0.151)
19.   Other commitments
The Company has granted in October 2020 an amount of €500,000 towards an institute under the Company’s Sponsored Grant Program. The institute will have to perform over a total period of two years certain clinical and research activities and training and education activities. The future payment commitments amount to €400,000 at December 31, 2020 which will be paid quarterly in instalments over the remaining period if the institute performs its activities. During the three-month period ended March 31, 2021, the Company recognized €79,000 in Therapy Development expenses.

NYXOAH SA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
20.   Related Party Transactions
Transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in the notes.
Remuneration of Key Management
The remuneration of the senior management consists of the remuneration of the CEO of the Company for the three months period ended March 31:
(in EUR 000)	2021	2020
Short-term remuneration & compensation	69	61
Share based payment	—	—
Total	69	61
During the three-month period ended March 31, 2021 and 2020, ActuaRisk Consulting, a company owned by a member of executive management, invoiced the Company SA for an amount of €89,100 and €57,500, respectively, for consulting services. Of the €89,100 invoiced in the first three months of 2020, €39,600 correspond to a variable compensation. The Company also recognized a share-based payment expense of €253,000 and €498,000 for the three-month period ended March 31, 2020 and 2021, respectively, related to a cash-settled share-based payment transaction.
No loans or other guarantees have been given to a member of the executive management team.
Transactions with Non-Executive Directors and Shareholders
	As of March 31, 2021		As of March 31, 2020
(in EUR 000)	R&D Collaboration	Consulting services	Board remuneration	Consulting services	Board remuneration
Cochlear	—	—	—	—	—
Noshaq	—	—	—	—	—
MINV SA	—	—	—	—	—
Man & Science S.A	—	—	—	—	—
Medtech Execs LLC	—	—	—	—	3
Donald Deyo	—	—	11	—	—
Robert Taub	—	—	13	—	—
Kevin Rakin	—	—	8	—	—
Pierre Gianello	—	—	7	—	—
Jan Janssen	—	—	7	—	—
Jurgen Hambrecht	—	—	8	—	—
Total	—	—	54	—	3
The Company and Cochlear Limited, or Cochlear, have entered into a collaboration agreement, dated November 2018, under which they agreed to collaborate to further develop and progress commercialization of implantable treatments for sleep disordered breathing conditions. A new Statement of Work was entered into on June 8, 2020. Under this agreement, Cochlear is working with the Company in developing and enhancing the next generation implantable stimulator. This collaboration agreement did not lead to any financial impact for the three-month periods ended March 31, 2021 and 2020, compared to €1.3 million as at December 31, 2020.

NYXOAH SA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
21.   Events after the Balance-Sheet Date
After closing of the financial quarter, the Company has confidentially submitted on April 16, 2021 a draft Registration Statement on Form F-1 to the Securities and Exchange Commission (the “SEC”) relating to the proposed public offering of its ordinary shares in the United States. The number of ordinary shares to be offered and the price for the proposed offering have not yet been determined. The public offering is expected to take place after the SEC completes its review process, subject to market and other conditions.

2,835,000 Shares
NYXOAH SA
Ordinary Shares

PROSPECTUS

Through and including July 27, 2021, (the 25th day after the date of this prospectus), all dealers effecting transactions in the ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
Piper Sandler	Stifel	Cantor
Degroof Petercam
July 2, 2021